Received SEC
SEP - 1 2010
Washington, DC 20549

10010544

RECEIVED
SEP 01 2010
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2 to

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

BANK OF IDAHO HOLDING CO.

State of Incorporation: Idaho

Principal Executive Offices:
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 524-5500

Agent for Service of Process:
Park Price, President
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 528-3001

Primary SIC Code No.: 6022

IRS EIN: 82-0496760

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

NOTIFICATION

Item #1: Significant Parties

a. Directors of the Bank of Idaho Holding Co. and the Bank of Idaho

The directors of the Bank of Idaho Holding Co. are also the directors of the Bank of Idaho.

Name	Home Address	Business Address
Emma L. Atchley	4050 E. 1300 N. Ashton, ID 83420	Ashton Hi-Tech Seed Co., Inc. 4054 E. 1300 N. Ashton, ID 83420
Steven E. Carr	7115 S. Holmes Idaho Falls, ID 83404	Fuller & Carr 410 Memorial Drive, Ste. 201 Idaho Falls, ID 83405
Ralph M. Hartwell	2644 Parkview Lane Idaho Falls, ID 83404	The Hartwell Corporation 1084 N. Skyline Drive Idaho Falls, ID 83402
Kenlon P. Johnson	2695 S. Boulevard Idaho Falls, ID 83404	Forde Johnson Oil Company 1900 S. Yellowstone Highway Idaho Falls, ID 83402
Harold L. Latin	1365 Mojave Idaho Falls, ID 83404	Management Consulting (same)
Park Price	1098 E. 25th Street Idaho Falls, ID 83404	Bank of Idaho Holding Co./ Bank of Idaho 151 N. Ridge, Ste. 240 Idaho Falls, ID 83402
John Rigby	5082 W. Parsons Dr. Hidden Springs, ID 83714	Nitrocision, LLC 151 N. Ridge, Ste 260 Idaho Falls, ID 83402

b. Officers of the Bank of Idaho Holding Co. and the Bank of Idaho

Bank of Idaho Holding Co. Officers:

Name	Home Address	Business Address
Park Price President	1098 E. 25th Street Idaho Falls, ID 83404	151 N. Ridge, Ste. 240 Idaho Falls, ID 83402
Jeff R. Manser Treasurer	466 W. Hibiscus Boise, ID 83706	151 N. Ridge, Ste. 240 Idaho Falls, ID 83402
Ralph M. Hartwell Secretary	2644 Parkview Lane Idaho Falls, ID 83404	1084 N. Skyline Drive Idaho Falls, ID 83402
Shanon L. Taylor Asst. Secretary	3693 E. 200 N. Rigby, ID 83442	151 N. Ridge, Ste. 240 Idaho Falls, ID 83402

Bank of Idaho Officers:

Name	Home Address	Business Address
Park Price President/CEO	1098 E. 25th Street Idaho Falls, ID 83404	151 N. Ridge, Ste. 240 Idaho Falls, ID 83402
Jeff Manser Vice President/CFO Cashier	466 W. Hibiscus Boise, ID 83706	151 N. Ridge, Ste. 240 Idaho Falls, ID 83402
Jeffrey E. Jones Exc. VP/COO	925 Summerset Ct. Idaho Falls, ID 83404	151 N. Ridge, Ste. 240 Idaho Falls, ID 83402
Ralph M. Hartwell Secretary	2644 Parkview Lane Idaho Falls, ID 83404	1084 N. Skyline Drive Idaho Falls, ID 83402
Shanon Taylor Asst. Secretary VP of Administration	3693 E. 200 N. Rigby, ID 83442	151 N. Ridge, Ste. 240 Idaho Falls, ID 83402

c. The Issuer's General Partners

Neither the Bank of Idaho nor the Bank of Idaho Holding Co. has any general partners.

d. Record Owners of 5% or more of the Bank of Idaho Holding Co.'s Common Stock

Name	Home Address	Business Address
Bank of Idaho Holding Co. Employee Stock Ownership Plan; Bank of Idaho Trustee	N/A	399 North Capital Avenue Idaho Falls, ID 83403
William F. Rigby	3004 Westmoreland Circle Idaho Falls, ID 83402	151 N. Ridge, Suite 130 Idaho Falls, ID 83402
Fred T. & Carolyn Thompson Family Trust; Fred T. & Carolyn Thompson, Trustees	222 Churchill Drive Burley, ID 83318	N/A
Park Price	1098 E. 25th Street Idaho Falls, ID 83404	151 N. Ridge, Ste. 240 Idaho Falls, ID 83402
Ovard Family Trust; Robert James Ovard, Trustee	4000 Tuscany Idaho Falls, ID 83404	N/A

e. Beneficial Owners of 5% or more of the Bank of Idaho Holding Co.'s Stock

Name	Home Address	Business Address
Collins Family:		
Maurine Collins	1444 North 1100 East Shelley, ID 83274	N/A
Gary Collins	1444 North 1100 East Shelley, ID 83274	N/A
Linda Martin	293 Cedar Park Drive Port Angeles, WA 98362	N/A
Ovard Family:		
Robert James Ovard	4000 Tuscany Idaho Falls, ID 83404	2450 Gallatin Avenue Idaho Falls, ID 83402

Name	Home Address	Business Address
Rigby Family:		
John Rigby	5082 West Parsons Drive Hidden Springs, ID 83714	Nitrocision, LLC 151 N. Ridge Ste. 260 Idaho Falls, ID 83402
Diane Rigby Kiehn	P.O. Box 695 Eagle, ID 83616	250 S. 5th Street, Suite 200 Boise, ID 83702
Charley D. Jones	2550 Varco Via Court Boise, ID 83712	300 N. Orchard Boise, ID 83706
Peggy Jo Jones	3216 South Rookery Lane Boise, ID 83706	300 N. Orchard Boise, ID 83706
Fred & Cheri Pond	5735 Sun Creek Drive Lake Oswego, OR 97035	14375 NW Science Park Drive Portland, OR 97229
Paul S. & Virginia Farkas	1268 Courtney Place Eugene, OR 97405	975 Oak Street, Suite 500 Eugene, OR 97401
Mary Lou DeMott Individually and as Trustee of the William J. DeMott Family Trust and the William Joseph DeMott Marital Trust	3021 Westmoreland Circle Idaho Falls, ID 83402	N/A
David Douglas DeMott	3021 Westmoreland Circle Idaho Falls, ID 83402	N/A
David William DeMott	3787 North 105 West Idaho Falls, ID 83402	N/A
Katherine Jo Howell	4832 Wander Lane Holladay, UT 84117	N/A
Stephanie Ann DeMott	1130 East View Point Dr. Sandy, UT 84094	375 W. 200 S. Salt Lake City, UT 84101

f. Promoters of the Issuer

The Bank of Idaho was initially formed in 1985 as an Idaho chartered bank. William F. Rigby, William J. DeMott and Fred T. Thompson, Jr. were the named incorporators or founders of the Bank of Idaho. The Bank of Idaho ownership structure was reorganized in 1997 with the formation of the Bank of Idaho Holding Co. and the subsequent share exchange of the existing shareholders' Bank of Idaho stock for shares in the Bank of Idaho Holding Co. William F. Rigby was the incorporator of the Bank of Idaho Holding Co. At the time of the reorganization, William F. Rigby and Fred T. Thompson, Jr. were the only shareholders that received at least 10% or more of the shares in the Bank of Idaho Holding Co. as a result of the reorganization. The information with respect to William F. Rigby, William J. DeMott (see Mary Lou DeMott), and Fred T. Thompson, Jr. is found in the disclosures to Items 1(d) and/or 1(e) above.

g. Affiliates of the Issuer

The Bank of Idaho is an Idaho chartered bank. It is a wholly owned subsidiary of the Bank of Idaho Holding Co. The Bank of Idaho operates a community banking network throughout Southeast Idaho. The Bank of Idaho's principal administrative offices are located at 151 N. Ridge Ste. 240, Idaho Falls, ID 83402. The Bank of Idaho Holding Co. has no other affiliates.

h. Counsel to the Issuer with Respect to the Proposed Offering

Eric L. Olsen
RACINE OLSON NYE BUDGE
& BAILEY, CHTD.
P.O. Box 1391
201 East Center
Pocatello, ID 83201
(208) 232-6101 (phone)
(208) 232-6109 (fax)

i. Underwriters with Respect to the Proposed Offering

There are no underwriters with respect to this proposed offering.

j. The Underwriter's Directors

There are no underwriters with respect to this proposed offering.

k. The Underwriter's Officers

There are no underwriters with respect to this proposed offering.

l. The Underwriter's General Partners

There are no underwriters with respect to this proposed offering.

m. The Underwriter's Legal Counsel

There are no underwriters with respect to this proposed offering.

Item #2: Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 (17 C.F.R. 230.262).

Item #3: Affiliate Sales

No part of this offering involves the resale of securities by affiliates of the issuer.

Item #4: Jurisdiction in Which Securities Are to be Offered

The proposed offering will not be offered by or through any underwriters, dealers or other salespersons in the jurisdictions identified below.

Part of this proposed offering is to the Bank of Idaho Holding Co.'s current shareholders in order to allow them to exercise their preemptive rights. The securities are being offered to current shareholders through the mailing of a copy of the Preliminary Offering Circular. If they are interested in exercising their preemptive rights, they will receive a Final Offering Circular and be contacted by the Company's designated officers. The securities are to be offered for sale only in the States of Idaho, Utah, Washington, Oregon, Wyoming, Texas, Pennsylvania, California, Montana, and Arizona, which corresponds to the states in which the Company's existing shareholders reside. The Company will not offer the securities through advertising or other similar methods. If the Company is contacted by a potential investor outside of the listed jurisdictions, then the Company would comply with the applicable state laws in order to follow up on such an inquiry. The securities being are also offered to new shareholders in response to either (1) independent inquiry or (2) through word of mouth that will or has been generated by existing shareholders who have been contacted by the Company about exercising their preemptive rights. All inquiries at the Bank branches or with Bank or Company personnel are immediately directed to the Company's designate officers for the offering who then have provided the contact with a Preliminary Offering Circular and answered questions based thereon.

The proposed offing is going to be offered solely through the Bank of Idaho Holding Co.'s and the Bank of Idaho's designated officers identified below:

Park Price
President/CEO
151 N. Ridge Ste. 240
Idaho Falls, ID 83402
208-528-3001

Jeff Manser
CFO/Cashier
151 N. Ridge Ste. 240
Idaho Falls, ID 834092
208-528-3005

Jeffrey E. Jones
Exec. VP/COO
151 N. Ridge Ste. 240
Idaho Falls, ID 83402
208-528-3002

No additional compensation will be paid, including cash, securities, contracts or other consideration to any of the designated officers, other than reimbursement of any associated out of pocket expenses incurred by the designated officers. The designated officers have not been required to be registered with the States of Idaho, Utah, Oregon, Wyoming, Texas, Pennsylvania, California, Montana, or Arizona due to applicable exemptions from registration as salespersons or broker-dealers. The State of Washington has required that the designated officers register as a salesperson. However, given the limited number of current Company shareholders residing in Washington, the Company has designated Jeff Manser as the sole contact for interested Washington shareholders and investors.

The securities in this offering have been registered in the States of Idaho and Washington. The securities are being offered pursuant to applicable exemption in the States of Utah, Oregon, Wyoming, Texas, Pennsylvania, California, Montana, or Arizona through applicable exemptions from registration. The Company is relying on the listed exemptions in the following states: in Utah, Utah Code Ann. § 61-1-14(2)(j); in Oregon, ORS § 59.035(12) and/or ORS § 59.035(5); in Wyoming, Wyo. Stat. § 17-4-114(b)(ix); in Texas, Tex. Rev. Civ. Stat. § 581-5.E and 7 TAC § 109.1 and/or Tex. Rev. Civ. Stat. § 581-5.I(c); in Pennsylvania, 64 Pa. Code § 203.189, 70 P.S. § 1-203(h), 70 P.S. § 1-203(n), and/or 64 Pa. Code §203.141; in California, Cal Corp Code § 25102(b); in Montana, Mont. Code Anno. § 30-10-105(8)(a) and/or Mont. Code Anno. § 30-10-105(10); and in Arizona, A.A.C. § R14-4-102.

Item #5: Unregistered Securities Issued or Sold Within One Year.

No unregistered securities have been issued by the Bank of Idaho Holding Co. or any affiliate within two years prior to the filing of this Form 1-A.

The following sales by or for the account of an officer or director occurred within one year prior to the filing of this Form 1-A:

a. Kenlon P. Johnson Sale:

   (1) Seller: Bank of Idaho Trustee IRA f/b/o Kenlon P. Johnson
   (2) No. of Shares: 400
   (3) Purchase price per share: $21.00
   (4) Purchaser: Kenlon P. Johnson
   (5) Aggregate Offering Price: $8,400.00

b. Shanon Taylor Sale:

   (1) Seller: Bank of Idaho Trustee IRA f/b/o Shanon Taylor
   (2) No. of Shares: 910
   (3) Purchase price per share: $21.00
   (4) Purchaser: Bank of Idaho Holding Co. Employee Stock Ownership Plan\
   (5) Aggregate Offering Price: $19,110.00

c. Ralph M. Hartwell Sale:

(1) Seller: Bank of Idaho Trustee IRA f/b/o Ralph Hartwell
(2) No. of Shares: 40,689
(3) Purchase price per share: $21.00
(4) Purchaser: Bank of Idaho Holding Co. Employee Stock Ownership Plan
(5) Aggregate Offering Price: $854,469.00

d. Harold L. Latin Sale:

(1) Seller: Bank of Idaho Trustee IRA f/b/o Harold L. Latin
(2) No. of Shares: 941
(3) Purchase price per share: $21.00
(4) Purchaser: Bank of Idaho Holding Co. Employee Stock Ownership Plan
(5) Aggregate Offering Price: $19,761.00

e. Bank of Idaho Holding Co. Employee Stock Ownership Plan Sale:

(1) Seller: Bank of Idaho Holding Co. Employee Stock Ownership Plan
(2) No. of Shares: 7,000
(3) Purchase price per share: $21.00
(4) Purchaser: Emma L. Atchley and Clen P. Atchley
(5) Aggregate Offering Price: $147,000.00

All of the above sellers and the purchasers were existing shareholders of the Bank of Idaho Holding Co. and were all residents of the State of Idaho at the time of sale. The sales were made or directly related to the need to divest ownership of the Bank of Idaho Holding Co. stock then held by IRA shareholders. Although the IRA shareholders were qualified to hold Subchapter S corporation stock, the IRA shareholders still had to pay unrelated business income tax on the Bank of Idaho Holding Co.'s earnings that were passed through to all shareholders. In order to avoid the continued payment of the unrelated business income tax, these sales were made. The determination of the purchase price per share was based on upon the 2008 valuations of the Company stock which were prepared for operational purposes of the Bank of Idaho Holding Co. Employee Stock Ownership Plan and Bank of Idaho Holding Co. First Amended and Restated Stock Appreciation Rights Plan. For federal law purposes, the above sales were made pursuant to Section 4(1) of the Securities Act as transactions in the Bank of Idaho Holding Co's shares by any person other than an issuer, underwriter, or dealer. For Idaho law purposes, the above sales were made pursuant to Idaho Code §§ 30-14-202(1) & (15) as isolated non-issuer transactions or as transactions to existing shareholders wherein no commission or remuneration is paid for the solicitation of the sale.

PART II – OFFERING CIRCULAR

AN OFFERING STATEMENT PURSUANT TO REGUATION A RELATING TO THESE SECRUITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMIARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME AN OFFERING CIRCULAR WHICH IS NOT DESIGNATED AS A PRELIMIARY OFFERING CIRCULAR IS DELIVERED AND THE OFFERING STATEMENT FILED WITH THE COMMISSION BECOMES QUALIFIED. THIS PRELIMIARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE.

PRELIMINARY OFFERING CIRCULAR

BANK OF IDAHO HOLDING CO.

151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 524-5500

UP TO 162,162 SHARES OF COMMON STOCK OFFERING PRICE $18.50 PER SHARE

BANK OF IDAHO HOLDING CO. (the "Company"), an Idaho bank holding company, which has elected to be taxed as a Subchapter S Corporation for income tax purposes, and the corporate parent of BANK OF IDAHO (the "Bank"), is offering for sale up to a maximum of 162,162 shares (the "Shares") of the Company's no par value common stock at an offering price of $18.50 per share (the "Offering"). There is no minimum amount of Shares to be sold to make the Offering effective and all proceeds from the Offering shall be immediately available for the Company's use. The minimum investment in the Shares for current shareholders of the Company (the "Current Shareholders") is 20 shares for a total minimum investment of $370.00. The offering to the Current Shareholders allows them to exercise their preemptive rights to acquire shares and is open for sixty (60) days after the effective date of the federal exemption and state registration under which the Shares are offered. The minimum investment in the shares for new shareholders of the Company (the "New Shareholders") is 13,500 shares for a total minimum investment of $249,750.00. The minimum investment size for New Shareholders is necessary to limit the offering to approximately 10 New Shareholders and thereby continue meeting the 100 shareholder limitation for a Subchapter S Corporation. The offering to New Shareholders will open concurrent with the offering to the Current Shareholders and shall close on December 31, 2010, unless extended to June 30, 2011 at the discretion of the Company. The Shares will be sold only in lots of 10 shares to the Current Shareholders and New Shareholders over the respective minimum investment amount. All Share purchasers must be qualified to hold shares of a Subchapter S Corporation for federal income tax purposes. The subsequent transfer of the Shares is restricted under the terms of the Company's Amended and Restated Transfer Restriction Agreement (the "Transfer Agreement"). The Transfer Agreement allows Current or New Shareholders to generally transfer acquired Shares to their spouses, their lineal descendants, and qualified trusts upon notice to the Company. Subsequent transfers of acquired Shares by Current or New Shareholders to other individuals or trusts by sale or gift requires notice to the Company about the intended transfer and gives the Company the option to purchase the offered Shares at the purchase price set in the Transfer Agreement. If the Company does not exercise its option to purchase, then the transfer is allowed subject to the continued application of the Transfer Agreement.

See "Risk Factors," commencing on page 1, for certain information that should be considered by prospective investors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN

EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES ALSO HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC"), THE FEDERAL RESERVE BOARD ("FRB"), THE COMPTROLLER OF CURRENCY, THE IDAHO DEPARTMENT OF FINANCE OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY SUCH DEPARTMENT OR OTHER GOVERNMENT AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NOTICE: THE SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY THE BANK, THE COMPANY, OR ANY OTHER DEPOSITORY INSTITUTION. THE SHARES ARE NOT INSURED BY THE FDIC, FRB OR ANY GOVERMENTAL AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED. THE SHARES ARE BEING OFFERED PURSUANT THE REGULATION A OFFERING EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE CORRESPONDING EXEMPTIONS OR ACTUAL REGISTRATION UNDER THE APPLICABLE STATE BLUE SKY LAWS OF THE STATES WHERE THE CURRENT SHAREHOLDERS RESIDE. AS SUCH, THESE SECURITIES ARE CONSIDERED RESTRICTED SECURITIES AND SHALL ALSO BE GOVERNED BY THAT CERTAIN TRANSFER RESTRICTION AGREEMENT AS FURTHER DISCUSSED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SEC. THERE IS NO PUBLIC MARKET FOR THE SHARES.

The date of this Preliminary Offering Circular is August___, 2010. This Offering has been registered for offer and sale in the State of Idaho and will be concurrently registered or offered pursuant to applicable exemption in other states wherein purchasing Current Shareholders reside. The approximate date of commencement of the Offering to the Current Shareholders and the New Shareholders was June 21, 2010.

	Price to Public	Underwriting Discount and Commissions (1)	Expenses of Offering (2)	Proceeds to Company
Per Share	$18.50	None	$0.46	$18.04
Maximum	$2,999,997	None	$75,000	$2,924,997

(1) This Offering is not underwritten, and the Company has not employed any brokers or salespeople in connection herewith. No securities dealers will be compensated for any assistance rendered in connection with the sale of the Shares. The Company is offering the Shares to the public solely through certain of its Officers and Directors who will not receive any discounts or commissions for selling such shares. Such persons, however, may be reimbursed for reasonable expenses incurred in connection with their sales efforts on behalf of the Company.

(2) Expenses of the Offering are estimated and are based on the maximum Offering.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

NO AGENT OR OFFICER OF THE COMPANY OR THE BANK OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE BANK.

THE COMPANY RESERVES THE RIGHT TO ACCEPT OR REJECT ANY SUBSCRIPTION AGREEMENT AND MAY CANCEL ACCEPTED SUBSCRIPTION AGREEMENTS. THE COMPANY NEED NOT ACCEPT SUBSCRIPTIONS IN THE ORDER IN WHICH THEY ARE RECEIVED. ALL SHARE PURCHASERS MUST BE QUALIFIED TO HOLD SHARES OF A SUBCHAPTER S CORPORATION FOR FEDERAL INCOME TAX PURPOSES. THERE IS NO MINIMUM AGGREGATE SUBSCRIPTION AMOUNT REQUIRED FOR THIS OFFERING TO BE EFFECTIVE, AND ALL FUNDS RECEIVED SHALL BE IMMEDIATELY AVAILABLE FOR USE UPON RECEIPT BY THE COMPANY.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL THE REPRESENTATIONS MADE BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular together with the exhibits consists of a total of _____ pages.

THE COMPANY

Bank of Idaho Holding Co. (the "Company") is an Idaho bank holding company that was incorporated on June 20, 1997. Its principal office is located at 151 N. Ridge, Ste. 240, Idaho Falls, Idaho 83402 and its telephone number is 208-524-5500. The Company's principal activity is the sole ownership and management of the Bank of Idaho, an Idaho chartered bank (the "Bank").

The Bank was originally incorporated on July 17, 1985, and has been in continual operation in the State of Idaho since its incorporation, initially as the Bank of Eastern Idaho. The Bank's name was changed to its current form in 1999. The Bank currently provides a full range of banking services through its branches located in the Southeastern Idaho communities of Idaho Falls, Pocatello, Ashton, St. Anthony, and Island Park and maintains separate mortgage origination offices in Idaho Falls, Pocatello, Twin Falls, and Driggs, Idaho.

The Company reports its operations based upon a fiscal year beginning on the first day of January and ending on the last day of December. The only individuals authorized to be contacted regarding this Offering are the Company's and Bank's President & CEO, Park Price, 151 N. Ridge, Ste. 240, Idaho Falls, Idaho 83402, (208) 528-3001, the Bank's Executive Vice President & COO, Jeffrey E. Jones, 151 N. Ridge, Ste. 240, Idaho Falls, Idaho 83402, (208) 528-3002, and Company's Treasurer and the Bank's Vice President, CFO & Cashier, Jeff Manser, 151 N. Ridge, Ste. 240, Idaho Falls, Idaho 83402, (208) 528-3005.

FORWARD LOOKING STATEMENTS

Statements made in this Offering Circular that are not historical or current facts are "forward-looking statements". These statements often can be identified by the use of terms such as "may," "will," "expect," "believes," "anticipate," "approximate" or "continue," or the negative thereof. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent Management's best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond the control of the Company that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. These factors include, without limitation, adverse local, regional, and national economic conditions which may increase default and delinquency rates in the Bank's loan portfolio and impact the sufficiency of the Bank's estimated loan losses; shifts in interest rates, unchecked inflation, volatile securities markets and other unexpected monetary fluctuations which may result in lower interest rate margins and thereby reduce the Company's earnings; the effects due to changes in trade, monetary and fiscal policies and laws such as the Federal Open Market Committee of the Federal Reserve Board and the impact of the Federal Deposit Insurance Corporation's Temporary Liquidity Guaranty Program; entry of new and stronger competitors into the market and resulting pressure in attracting and maintaining loans and deposits; changes in accounting policies or the monetary and fiscal policies of the federal government resulting, for example, in increases to the Bank's capital requirements to a greater than existing level for adequately capitalized financial institutions; failure to maintain adequate capital above the level required for the Bank to be considered adequately capitalized, the lack of available capital from private or governmental sources and the inability to raise additional capital as needed; changes in consumer spending, borrowing and savings habits; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews and/or other unexpected costs; and the effect of changes in accounting policies and practices, as may be adopted by the applicable regulatory agencies, as well as the Financial Accounting Standards Board and other established accounting standards.

RISK FACTORS

An investment in the shares of common stock (the "Shares") offered hereby involves a substantial degree of risk. The shares are not deposits or obligations of, or guaranteed by, the Bank of Idaho ("Bank"), the Bank of Idaho Holding Co. ("Company") or any other depository institution. The Shares will not be insured by the FDIC or by any other governmental agency. The material risks and uncertainties that management believes affect us are described below. An investment in the Shares should be made only after careful consideration of the risks and uncertainties set forth below and elsewhere in this Offering Circular, and should be undertaken only by persons who can afford an investment involving such risks.

Risks Related to Our Common Stock

As an S Corporation, if we fail to declare dividends in an amount at least equal to the stockholders' federal and state income tax liabilities on our taxable income, the stockholders would, nonetheless, be liable to pay the taxes due.

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code (the "Subchapter S Election") for federal and state income tax purposes. As a result, current and future stockholders of the Company must separately account on their individual state and federal income tax returns for their pro rata share of the Company's items of income, deduction, losses and credits. While it is the Company's policy to declare dividends sufficient to allow the stockholders to pay their income tax liability associated with their pro rata share of the Company's earnings, there is no guarantee that dividends, if lawfully paid by the Company, will be sufficient to cover a stockholder's income tax liability arising from the Bank's and the Company's operations. **In addition, we cannot guarantee that we will have the financial ability to declare these dividends. Even if the dividends are insufficient or we cannot make these dividends at all, each shareholder will be required to include his or her pro rata share of our taxable income in calculating his or her tax payments.** Consequently, there could be circumstances where shareholders would be required to recognize taxable income for federal income tax purposes before receiving cash distributions related to that income. See "*Dividends, Distributions and Redemptions*" and "*Material Federal Tax Consequences*".

We are largely dependent upon the funds we receive pursuant to dividends declared by the Bank to make distributions to our shareholders.

The availability of funds for distributions to shareholders will depend substantially on the earnings of the Bank and its ability to pay dividends. It is the policy of the Bank and the Company to maintain adequate capital for compliance purposes, to ensure safe and sound banking practices, to protect the shareholders' interests, and to retain the earnings of the Bank in light of the Bank's business strategy. Therefore, the Bank and the Company will pay dividends only at such time as the earnings are sufficient to declare a dividend. Further, regulatory requirements only allow the payment of dividends under specific conditions. Although it has been the Bank's and the Company's practice to pay dividends at a minimum to cover the stockholders' federal and state income tax liability, no assurance can be given that the Bank's earnings and/or regulations will permit the payment of dividends of any kind in the future. In addition, based upon a recent visitation by the Bank's primary federal regulator, the FDIC, the Bank may not make any dividends without the consent of the FDIC. See "*Dividends, Distributions and Redemptions*" and "*Material Federal Tax Consequences*".

Our Transfer Restriction Agreement substantially limits the transferability of our common stock.

In order to protect the Company's Subchapter S election and maintain compliance with state and federal banking ownership control and securities laws, the Company and its current shareholders have entered into that certain Transfer Restriction Agreement restricting the ability of current and future shareholders to transfer the Shares. As a condition of purchase under this Offering, investors must agree to be bound by the terms and conditions of the Transfer Restriction Agreement. See "*Share Transfer Restrictions*".

The shares of the Bank are assessable by the Director of the Idaho Department of Finance and any assessment could have a material adverse effect on our condition and operations.

The common stock of Idaho chartered banks is assessable pursuant to order by the Director of the Idaho Department of Finance (the "Director"), whenever the Director has reason to believe that the capital and surplus of a bank is impaired or reduced below the amount required by the Director at the time the bank's charter was issued, or is below an amount which the Director then reasonably believes to be necessary for the protection of the depositors of the bank. In the event the Director finds an impairment or reduction of a bank's capital and surplus, the Director will order the bank to make good the deficiency within thirty (30) days after the date of the order. The directors of the bank upon which an order has been served are then required to levy an assessment upon the stock of the bank to cure the capital deficiency. In such event, the directors of the bank are required to send or deliver a written notice of the Director's order and the amount of the assessment to each stockholder of the bank. If any stockholder refuses or neglects to pay the assessment specified in the notice, the directors of the bank have the right to sell such non-paying stockholder's shares at public auction pursuant to the terms and conditions set forth in the Idaho Bank Act. Out of the proceeds of the common stock so sold, the directors of the bank then are required to pay the amount of assessment levied on the stock by the Director and the necessary costs of sale. The balance, if any, is to be paid to the person or persons whose common stock has been sold.

Although the Shares of the Company offered hereunder are not assessable, all the issued and outstanding stock that it owns of the Bank is assessable as outlined above. In the event that the Bank's stock is assessed, the Company would be required to pay the assessment. If the Company lacked sufficient funds to pay the assessment, it might be required to borrow such funds, or offer additional securities for sale in order to raise funds to pay the assessment. If the Company fails to pay any such assessment, the directors of the Bank would then be required to sell the Company's Bank stock, effectively depriving the Company of any business operation. Any surplus remaining after the sale of the Company's Bank stock, payment of the assessment and necessary costs would be paid to the Company, which might then cease operation and distribute any remaining funds to its shareholders. See "*Description of Securities*".

The Offering Price of our common stock is not necessarily reflective of its fair market value.

The Offering Price of the Shares has been determined by the Company's Board of Directors and should not be considered as the only indication of actual value. Among the factors considered in this determination were the current book value of the Bank's securities, offers and sales of the Shares within the last 12 months, the economic outlook for the banking industry, the Bank's financial position and its position in the industry, the present state of the Bank's development and the Bank's earnings prospects. No assurance can be given that the Offering Price reflects the present or future value of the Company's capital stock. See "*Offering Price Factors*".

There is currently no public market for our common stock.

In addition to the stock transfer restrictions, there has been no active, public market for the Company's common stock. The common stock is currently not listed on an exchange or quoted in the over-the-counter market. Development of an active and liquid trading market for the Shares is unlikely given the share transfer restrictions and would further depend on a number of factors, including the Bank's financial performance, the performance of the securities markets in general, the presence of willing buyers and sellers in the market, demand for the Shares, and the availability and attractiveness of other investment opportunities in the market. There can be no assurance that a public market for the Shares will develop upon the completion of the Offering or in the immediate future. In addition, it is not known whether substantial trading activity will take place in the foreseeable future, if at all. Accordingly, subscribers should consider the purchase of the Shares as a long-term, illiquid investment.

Your share ownership may be diluted in the future.

We may issue additional shares of common stock in the future. Future sales of stock by us may be at a price that is less than the price at which the Shares are being sold in this Offering, in which case the shareholders' equity per share purchased in this offering would be diluted. Even if we issue additional shares for a price in excess of the price at which the shares are being sold in this Offering, such additional issued stock could reduce the percentage of ownership and voting power represented by the Shares acquired by an investor in this Offering.

In addition, we may issue employees, officers, directors and others options to purchase shares of our common stock in the future. The exercise of any options issued in the future will dilute the interest in the Company of an investor in this Offering.

Idaho anti-takeover provisions may delay or prevent a change in control of the Company and could adversely affect the price of our common stock.

The Idaho Business Corporations Act and the Idaho Bank Act generally prohibit the hostile acquisition of an Idaho corporation such as the Company or the Bank without the approval of the corporation's Board of Directors and approval of the corporation's shareholders. Federal and state laws also require the approval of federal and state bank regulatory agencies prior to the acquisition of "control" of a bank. These provisions may have the effect of delaying or preventing a change in control of the Company and/or the Bank without action by its Board of Directors or shareholders, and could adversely affect the price of the Company's common stock.

Risks Related to Our Business

The FDIC recently conducted a visitation of the Bank at the end of the second quarter of 2010 and such visitation is likely to result in the Bank's regulators taking certain informal enforcement actions against the Bank.

At the end of the second quarter of 2010, the FDIC, the Bank's primary federal regulator, conducted a visitation of the Bank, with a focus on asset quality, capital and liquidity. At the conclusion of the visitation, the FDIC requested that the Bank (1) not make any dividends without the consent of the FDIC and (2) limit its asset growth to 5%.

In addition, based on the findings of the visitation, the FDIC and the Idaho Department of Finance have presented the Bank with an informal memorandum of understanding. A memorandum of understanding directs a supervised entity such as a bank to take specified actions for the purposes of correcting an operational or other weakness. If the weaknesses are corrected within the time periods specified in the memorandum of understanding, the regulatory agency ordinarily would terminate the memorandum of understanding. If the weaknesses are not corrected, formal administrative and other enforcement actions by the regulatory agency could follow. Although the memorandum of understanding has not yet been finalized, once finalized and executed, we expect the memorandum of understanding to require the Bank to (1) retain management acceptable to the FDIC and the Idaho Department of Finance, (2) increase and maintain its ratio of Tier 1 capital to total assets so as to equal or exceed 10.0%, (3) reduce its assets classified as "Substandard", (4) not extend any credit to any borrower whose credit has been classified "Substandard" or "Loss" and is uncollected, unless the Bank's board of directors believes it would be detrimental to the best interests of the Bank, (5) improve its internal loan grading system and maintain an accurate loan Watch List, (6) eliminate from its books by charge-off or collection all assets classified as "Loss" that have not been previously collected or charged-off, (7) develop and submit a three-year strategic plan and budget to the FDIC and the Idaho Department of Finance and (8) provide quarterly progress reports to the FDIC and the Idaho Department of Finance regarding compliance with the memorandum of understanding. In addition, the memorandum of understanding will contain a provision restricting the Bank from declaring or paying any dividends without the prior written consent of the FDIC and the Idaho Department of Finance. See *"Supervision and Regulation – Memorandum of Understanding"*. The Bank expects that the terms of the memorandum of understanding will be finalized in the near future. If the Bank does not comply with the memorandum of understanding, the Bank as well as the Company could become subject to additional and formal enforcement actions from its regulatory agencies, and any such actions could have a material adverse effect on our financial condition and results of operation.

The capital raised in this Offering will not be sufficient to achieve and maintain the Tier 1 capital level to meet the expected regulatory requirement in the proposed memorandum of understanding, and if we fail to achieve and maintain sufficient capital, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, could be adversely affected.

We believe the Offering will be very useful in helping us achieve our current capital needs. See "*Capitalization*". However, the maximum Offering amount (i.e., $2,999,997) will not be sufficient to meet the expected regulatory Tier 1 capital ratio requirement of 10.0% in the proposed memorandum of understanding. As of June 30, 2010, on a pro forma basis, $3,617,135 in additional capital would be required by the Bank for it to achieve a Tier 1 capital ratio of 10.0%. Nonetheless, in addition to this Offering, we hope to achieve this Tier 1 capital ratio level through additional future earnings and reducing our overall asset size. Our ability to achieve these goals depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry and market conditions and governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to achieve the Tier capital level set forth in the proposed memorandum of understanding. If we fail to satisfy this capital ratio and other requirements set forth in the proposed memorandum of understanding, it could result in formal enforcement actions against us or the Bank and our financial condition, liquidity and results of operations could be materially and adversely affected. See "*Supervision and Regulation – Memorandum of Understanding*".

If economic conditions in general and in our primary market areas continue or deteriorate further, it could have a negative effect on our financial condition and results of operation.

A significant majority of the loans originated by the Bank are made to borrowers within the Southeastern Idaho communities and surrounding areas of Idaho Falls, Pocatello, St. Anthony, Ashton, Island Park, Driggs, and Twin Falls, Idaho. These communities, to varying degrees, have been adversely impacted by the recent economic slowdown experienced in the Unites States, including the recent recession, and globally. Consequently, a continuation of the current economic slowdown during the next twelve (12) months could continue to adversely affect the economic conditions in the Idaho Counties of Bonneville, Bannock, Bingham, Power, Fremont, Teton, Butte, Clark, Madison, Jefferson, Caribou, Cassia, Minidoka, Blaine, Jerome, Gooding, Lincoln and Twin Falls and may impair the Bank's ability to collect loans and may have a negative effect on the financial condition of the Bank.

Continued economic stagnation and related adverse economic events such as increases in interest rates, declines in commercial or farm property value or depressed agricultural and commodity prices could reduce the Bank's deposit and loan growth and thereby adversely impact its results of operations. To minimize these risks, the Bank, does not extend credit to any single borrower or group of borrowers in excess of applicable regulatory limits. The Bank's financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the markets where the Bank operates. The current downturn in the economy and declining real estate values have had a direct and adverse effect on our financial condition and results of operations. This is particularly evident in the residential land development and residential construction segments of the Bank's loan portfolio. Developers or home builders whose cash flows are dependent on sale of lots or completed residences have experienced reduced ability to service their loan obligations and the market value of underlying collateral has decreased dramatically. In addition, the Bank has also experienced increases in nonaccrual owner-occupied commercial real estate and agriculture loans as a result of the downturn in the economy. The impact on the Bank has been an elevated level of non-performing loans and assets, an associated increase in provisioning expense and charge-offs for the Bank, leading to lower net income levels for 2008 and 2009 and six months ended June 30, 2010. During the first half of 2010, the level of non-performing loans and assets has increased since December 31, 2009 and no assurance can be given that such level will start to level off or decrease in the near future. See "*Management Discussion and Analysis of Financial Condition and Results of Operations—Loan Portfolio Quality; Allowance for Loan Losses*" and "*Business and Properties – Economic Conditions in Bank's Service Area; Lending Activities*".

Our business is subject to credit risks, including the risk of loan delinquencies, which may adversely affect our financial condition.

As a commercial bank, the Bank emphasizes business, installment, agricultural and commercial and residential real estate loans. These loans generally carry varying degrees of risk which can be affected by many factors. Should the economic climate continue to deteriorate, borrowers may experience difficulty repaying loans, and the level of non-performing loans, charge-offs, and delinquencies could rise and require further increases in the provision for loan losses which will cause our net income to decline. See "*Business and Properties - Analysis of Allowance for Loan Losses*" and "*Management Discussion and Analysis of Financial Condition and Results of Operations—Loan Portfolio Quality; Allowance for Loan Losses*".

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

The Bank's allowance for loan losses is maintained at a level considered adequate by Management to absorb anticipated losses in this complex economic environment. The level of the allowance reflects Management's continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations; and other unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Increases in nonperforming loans have a significant impact on our allowance for loan losses. Generally, our non-performing loans and assets reflect operating difficulties of individual borrowers resulting from weakness in the economy of Southeastern Idaho. If declining trends in the real estate markets continue, we expect that we will continue to experience increased delinquencies and credit losses, particularly with respect to construction, land development and land loans. Moreover, with the country recently having been in a recession, we expect that there could continue to be a negative impact on economic conditions in our market areas and that we could experience significantly higher delinquencies and credit losses. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Furthermore, growth in the loan portfolio would generally lead to an increase in the provision for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, results of operations and cash flows.

At June 30, 2010, the Bank's allowance for loan losses was $4,258,781 or approximately 2.35% of total loans. While these numbers appear to reflect an adequate allowance, no assurance can be given that the Bank's loan loss allowance will be adequate to cover actual losses, or that additional reserves for losses will not be required. See "*Business and Properties - Analysis of Allowance for Loan Losses*" and "*Management Discussion and Analysis of Financial Condition and Results of Operations—Loan Portfolio Quality; Allowance for Loan Losses*".

The level of our commercial real estate loan portfolio may subject the Bank to additional regulatory scrutiny.

The FDIC, the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under the guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors, (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm residential properties, loans for construction, land development and other land and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. Management should also employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing.

We have concluded that we do not have a concentration in commercial real estate lending under the foregoing standards. For the Bank, the amount of total reported loans for construction, land development and other land loans represented 81.2% of capital at June 30, 2010 as compared to 161.6% of capital at June 30, 2009. Further, the Bank's total reported commercial real estate loans to total capital is 164.3% at June 30, 2010, as compared to 245.7% of capital at June 30, 2009. See "*Supervision and Regulation*"

Further downturn in our real estate markets could hurt our business.

Our business activities and credit exposure are primarily concentrated in Southeastern Idaho. As of June 30, 2010, approximately 43% of the book value of our loan portfolio consisted of real estate loans (excluding owner-occupied commercial real estate loans and residential mortgage loans held-for-sale). Substantially all of our real estate loans are located in Southeastern Idaho. While we do not have any sub-prime loans, our construction, land development and land loan portfolio, along with our commercial and multi-family loan portfolios and certain of our other loans, have been affected by the recent downturn in the residential and commercial real estate market. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. We anticipate that further declines in the real estate markets in our primary market areas would affect our business. If real estate values continue to decline, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate will be diminished, and we would be more likely to suffer losses on defaulted loans. The events and conditions described in this risk factor could therefore have a material adverse effect on our business, results of operations and financial condition.

We are required to achieve and maintain certain capital levels to meet regulatory requirements, and if we fail to achieve and maintain sufficient capital, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, would be adversely affected.

Federal regulations establish minimum requirements for the capital adequacy of depository institutions, and the regulators may establish higher minimum requirements. Although, as of June 30, 2010, the Bank was considered well capitalized under the Federal Deposit Insurance Corporation Improvement Act of 1991, there is no guarantee that the Bank shall remain so in the future. Should the Bank's capital ratios fall below the required minimum, it would be subject to certain possible administrative actions, including, among other things: "prompt corrective action"; higher premiums for FDIC insurance; increased regulatory scrutiny; the requirement that the Bank submit a capital restoration plan; prohibitions on capital distributions, including dividends; the termination of deposit insurance upon notice and hearing; and/or a temporary suspension of insurance without a hearing. See "*Supervision and Regulation*".

We may need to raise additional capital in the future, but sufficient capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. If the net proceeds from this Offering do not satisfy our immediately foreseeable capital requirements, we may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs. **In addition, there can be no assurance that our regulators will not in the future increase existing capital requirements and thereby require us to raise additional capital.**

We may seek to raise these funds through private placements or other offerings of our common stock, debt financings or credit facilities. If adequate funds are not available, or are not available on acceptable terms, our ability to fund our operations, take advantage of future strategic opportunities and otherwise respond to competitive or regulatory pressures could be significantly delayed or limited.

Our ability to raise additional capital in the future will depend on conditions in the capital markets, which are outside of our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital when needed or on favorable terms. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and our business. These restrictions could negatively impact our ability to further expand our operations through the establishment of additional branches and result in increases in operating expenses and reductions in revenues that would negatively affect our operating results.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through traditional deposits, brokered deposit renewals or rollovers, secured or unsecured borrowings, the sale of securities or loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

We rely on commercial and retail deposits, advances from the Federal Home Loan Bank ("FHLB") and other secured and unsecured borrowings to fund our operations. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of the FHLB or market conditions were to change. In addition, if we fall below the FDIC's thresholds to be considered "well capitalized", we will be unable to solicit and accept brokered deposits without a waiver and the interest rate paid on deposits would be restricted.

Although we consider the current sources of funds adequate for our liquidity needs, there can be no assurance in this regard and we may be compelled to seek additional sources of financing in the future. There can be no assurance that such additional borrowings would be available to us or, if available, would be on favorable terms.

We actively monitor the depository institutions that hold our federal funds sold and due from banks cash balances. Our emphasis is primarily on safety of principal, and all of our overnight funding is dispersed among numerous financial institutions in order to mitigate risk associated with holding large amounts of cash with a single entity. Nonetheless, we are currently not able to provide assurances that access to our cash equivalents and federal funds sold will not be impacted by adverse conditions in the financial markets. From time-to-time, a portion of the balances in our accounts with financial institutions in the U.S. may exceed the FDIC insurance limits. While we monitor and adjust the balances in our accounts as appropriate, these balances could be impacted if the financial institutions fail and could be subject to other adverse conditions in the financial markets.

Our deposit insurance premiums have increased and could increase in the future, which could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC insured financial institutions, including the Bank. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund ("DIF") at a certain level. Current economic conditions have increased bank failures and expectations for further failures, in which case the FDIC ensures payments of deposits up to insured limits from the DIF.

In the first quarter of 2009, the FDIC increased all FDIC deposit assessment rates by 7 basis points. Beginning in the second quarter of 2009, the base assessment rates were increased again and currently range from 12-16 basis points for Risk Category I institutions to 45 basis points for Risk Category IV institutions, subject to adjustments for brokered deposits, secured liabilities and a reduction for their unsecured debt. During 2009, the Bank had a base assessment rate of 16 basis points (excluding special assessments).

In addition, on May 22, 2009, the FDIC adopted a final rule imposing a special assessment on all institutions of 5 basis points for the second quarter of 2009. The Bank expensed $115,134 for this special assessment during the second quarter of 2009. The FDIC may further increase or decrease the assessment rate schedule in order to manage the DIF to prescribed statutory target levels. An increase in the Risk Category for the Bank or in the assessment rates could have an adverse effect on the Bank's earnings. The FDIC may terminate deposit insurance if it determines the institution involved has engaged in or is engaging in unsafe or unsound banking practices, is in an unsafe or unsound condition, or has violated applicable laws, regulations or orders.

Changes in prevailing economic conditions, including interest rates, could materially impact our operations and earnings.

The Bank's operations may be materially and adversely affected by changes in prevailing economic conditions, including, without limitation, fluctuations in interest rates, the health of the local and national economy, the monetary and fiscal policies of the federal government, declines in commercial and residential real estate values, and agricultural prices and farm values. The Bank's earnings are substantially affected by its net interest margin. Net interest margin can be negatively or positively affected by changes in interest rates. In general, the difference between the interest rates paid by the Bank to obtain deposits and other borrowings, and the interest rates received on loans extended to its customers and on investments in securities will comprise a major portion of the Bank's net interest margin. When interest-bearing assets, such as loans and investments, mature or re-price more quickly than interest-bearing liabilities, such as deposits, a significant decrease in interest rates at such time could adversely affect interest rate differentials and net income. Conversely, when interest-bearing liabilities re-price more quickly than interest-bearing assets, a significant increase in interest rates could also adversely affect interest rate differentials and net income. Although the Bank strives to minimize risk through asset/liability management policies, there can be no assurance that its efforts will be successful, particularly in a volatile interest rate environment. See "*Management Discussion and Analysis of Financial Condition and Results of Operations*", "*Business and Properties—Economic Conditions in Bank's Service Area*" and "*Supervision and Regulation*".

The effects of government legislation and regulation could adversely affect the banking industry and the competitive ability of banks.

The potential success or failure of the Bank and its operations is affected by state and federal supervision, regulation and control, and future legislation and government policy which could adversely affect the banking industry and the competitive ability of banks versus other financial institutions. The financial services industry is currently undergoing significant changes due to the recent national and global financial crisis and increased regulation is expected in the near future. A significant portion of the Bank's profitability is dependent upon the rate differential between the interest earned by the Bank on loans to customers and its investments, and the interest paid by the Bank on deposits and other liabilities. While changes in the banking industry may result in the Bank's paying higher interest rates to obtain deposits, a comparable increase in interest rates on its loans and the rate of return on its investments may not be attainable, the result of which would be a reduced net interest margin and lower earnings, or higher losses. Banks are strictly regulated and must comply with many business, lending and capital requirements which may have an adverse effect upon profitability. See "*Supervision and Regulation*".

We rely heavily on our management, and the loss of key managers may adversely affect our condition.

The Bank and its Board of Directors have relied extensively on Park Price, President & CEO, and other key executive officers of the Bank to manage all aspects of the Bank's operations. The loss of any of these key executive officers could have a material adverse effect on the condition, financial or otherwise, of the Bank and the Company. Although the Bank is implementing a management succession plan, no assurance can be given that the Bank would be able to find replacement personnel of comparable quality if any such loss were to occur. See "*Officers and Key Personnel of the Company*".

We may not be successful in implementing our moderate growth strategy due to numerous factors.

The Bank intends to pursue a strategy of moderate growth in light of current economic conditions, the success of which will depend largely upon its ability to manage credit risk and control its costs while providing competitive products and services. This moderate growth strategy may present special risks, including (i) the risk that current slowdown in economic conditions continues beyond the current twelve (12) month period with its associated adverse impacts on the Bank's earnings, (ii) the risk that the Bank will not be able to attract and retain qualified personnel needed for growth opportunities, and (iii) the risk that the Bank's internal monitoring and control systems may prove inadequate. See "*Business and Properties – Business and Marketing Strategy*".

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, cash flows, liquidity and results of operations could be materially and adversely affected.

Our internal controls and procedures may not be adequate or may fail or be circumvented.

The Bank strives to enhance its operating efficiency by continually assessing management functions and internal controls and procedures. The ability of the Bank to profitably maintain its operations will require further refinement of management functions and internal controls and procedures, and may require the addition of other qualified personnel. There can be no assurance that the Bank will be successful in enhancing operational efficiencies while simultaneously pursuing its marketing strategy. In addition, any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, cash flows and financial condition. See "*Business and Properties – Business and Marketing Strategy*" and "*Management Discussion and Analysis of Financial Condition and Results of Operations*".

We face intense competition in all phases of our business from other banks and financial institutions.

The banking business in Idaho and in the Bank's service area has been highly competitive, and continues to be so notwithstanding the failure of a community bank that had moved into the Bank's service area. The Bank competes for loans and deposits with other national banks, other community banks, finance companies, money market funds, brokerage houses, credit unions and non-financial institutions such as mortgage companies. In particular, the Bank competes directly with large, well-capitalized regional and national banks with numerous branches in Southeastern Idaho. As the Bank expands its marketing efforts, it is expected that additional competition will be encountered. Interstate banking is permitted in Idaho and statewide branch banking has been permitted for many years. Congress generally eliminated the line of demarcation that has historically separated the activities of banks from those of other financial institutions, such as securities broker-dealers, investment bankers and insurance companies. However, this line of separation may be reestablished given the national financial crisis that has been experienced. Even if financial reform is enacted by Congress, the Bank may still experience greater competition in its service area by entities with significantly greater financial resources. See "*Business and Properties-Competition*" and "*Supervision and Regulation*".

BUSINESS AND PROPERTIES

Generally

The Company is a single-tier holding company formed in 1997 by the Bank. The Bank was initially organized in July of 1985 and did business as the Bank of Eastern Idaho until its name was changed in 1999 to the Bank of Idaho. At this time, the Company owns 100% of the stock of the Bank and its sole activity is the ownership and management of the Bank. The Bank has now been in operation continually for just under 25 years.

The Bank offers various banking and financial services including checking and savings products, commercial and agricultural loans, consumer lending, home mortgages and trust services. The Bank began with one branch office in Idaho Falls, Idaho and now has a total of seven (7) branch offices in the Idaho communities of Idaho Falls, Pocatello, St. Anthony, Ashton, and Island Park.

With its seven (7) branches and five (5) satellite mortgage offices, the Bank has a local, integrated banking and financial services network enabling it to remain competitive and allowing it to expand its market, products and services. The Bank plans to accomplish its goals of expanding its business from its existing branches and facilities and continuing to provide excellent customer service.

Subsidiaries, Divisions and Mergers

After the formation of the Company in 1997, it became the sole shareholder of the Bank through an exchange by the Bank's shareholders of their Bank stock for shares in the Company. The Bank is the Company's only subsidiary. The Company's and the Bank's operations are reported on a consolidated basis.

Within the last five years, the Company has not acquired any existing branch bank facilities or engaged in any mergers with any other financial institutions.

Employees

As of June 30, 2010, the Bank had the equivalent of 116.26 full time employees. Of these, 11 employees comprise the senior management team, 8 employees comprise the branch and department managers, 4.98 employees represent trust officers and related support staff, 25.8 employees are loan officers and support staff, 27 employees are mortgage officers and support staff, 9.73 employees are involved in IT support/data and operational support, and 29.75 employees are involved in the general operations of the Bank. The Bank does not have any plans to hire any additional employees over the next twelve month period other than to fill position openings resulting from typical job attrition. None of the Bank's employees are the subject of collective bargaining agreements. The Bank provides its employees a comprehensive program of benefits, including, medical, dental, life and short/long-term disability insurance, and a 401k/KSOP retirement plan. These benefits are typically offered within the banking industry and are comparable with the types of plans other area banks provide their employees.

Bank Branch and Mortgage Facilities and Other Real Property

The Bank operates seven (7) branch offices in Idaho Falls, Pocatello, St. Anthony, Ashton, and Island Park, Idaho and operates four (4) satellite mortgage origination offices in Idaho Falls, Pocatello, and Twin Falls, Idaho. The Company's corporate offices are housed in Idaho Falls, Idaho. The Capital Branch, the Pocatello Branch, the Ashton Branch and the improvements comprising the Island Park Branch are owned by the Bank and are not subject to any encumbrances. The other four (4) branch offices, all the satellite mortgage origination offices, and the Customer Service Center are leased from unrelated third parties. The Company's corporate offices are leased from an entity controlled by a principal shareholder of the Company at a fair market lease rate for comparable facilities. See "*Management Relationships, Transactions and Remuneration*".

The locations of the Bank's branch facilities, mortgage offices, and corporate and customer service offices and applicable monthly rental amounts, remaining lease terms and rental increases (if any) are as follows:

Capital Branch
399 N. Capital Avenue
Idaho Falls, ID 83403
(208) 524-5500
Owned

Ashton Branch
600 Main Street
Ashton, ID 83420
(208) 652-3599
Owned

Channing Branch
1800 Channing Way
Idaho Falls, ID 83403
(208) 524-5500
Mo. Rent: $5,946.36
Term Rem.: 14/15 yrs.
CPI Adj. every 7 yrs.

Island Park Branch
3976 U.S. Highway 20
Island Park, ID 83429
(208) 558-0226
Rent Lot only: $400.00
Term Rem.:18/20 yrs.
Rent Incr. 3% per annum

Pocatello Branch
1230 Yellowstone Ave.
Pocatello, ID 83201
(208) 233-1816
Owned

St. Anthony Branch
135 N. Bridge Street
St. Anthony, ID 83445
208) 776-5656
Rent: $1,515.46
Term Rem.: 3.5/5 yrs.

Tuscany Branch
2300 Via Caporatti Dr.
Pocatello, ID 83201
(208) 232-1700
Rent: $12,639.13
Term Rem. : 13/15 yrs.
Rent Incr. 3% per annum

Twin Falls Mortgage Office
1411 Falls Ave. Ste. 115
Twin Falls, ID 83330
(208) 733-8800
Rent: $2,639.58
Term Rem. : 4.5/5 yrs.

Pocatello Mortgage Office (2)
812 E. Clark Street
Pocatello, ID 83201
(208) 234-6596
Rent : $730.00
Term : 1 yr.

Pocatello Mortgage Office
126 N. 7th Street
Pocatello, ID 83201
(208) 239-7748
Rent : $364.00
Term Rem. : 1 yr.

Idaho Falls Mortgage Office
1721 Merlin Court
Idaho Falls, ID 834404
(208) 528-9999
Rent : $1,725.25
Term Rem. : 0.75/1 yr.
Four annual options to renew

Company Executive Offices
151 N. Ridge Ste. 240
Idaho Falls, ID 83402
(208) 528-3008
Rent : $9,654.94
Term Rem. : 4.5/5 yrs.

Customer Service Center
2117 Niagara
Idaho Falls, ID 83404
(208) 524-5500
Rent : $3,500.00
Term Rem. : 14.4/15 yrs.

All of these properties are in good repair, are suitable for the Bank's and Company's operations and, in the opinion of Management, are adequately covered by insurance.

Business and Marketing Strategy

The Bank's business and marketing strategy is to profitably operate its existing community banking network, trust and mortgage offices by emphasizing its high quality customer service and by focusing on the financial needs of the small to medium-sized businesses, professionals, farmers and retail customers located in Southeastern Idaho.

The Bank intends to pursue a moderate growth strategy, the key components of which include, but may not be limited to, the following:

- Expanding the mortgage services the Bank offers to Eastern Idaho communities to fill the void left by the market exit of mortgage brokers in the Bank's service area.

- Expanding the Bank's market share of trust management and investment services in the Bank's Service area by exploiting the void left by larger regional and national banks continued consolidation of their trust departments to remote regional offices.

- To maximize the Bank's existing community banking network through the expanded use of electronic or virtual banking services to increase deposits and lending activities without the associated capital investment in new physical Bank branch locations.

- Increase market share in existing markets by promoting the Bank's local independence, personalized responsiveness, and integrated banking network as service oriented alternatives to the existing large regional and national banks operating in the Bank's service area.

- Retain and employ highly experienced, motivated employees at all levels of the organization to ensure that the business objectives of the Bank are achieved with the highest standards of performance and profitability.

Management believes the Bank can continue to achieve moderate growth and gain market share in Southeastern Idaho by continuing to follow and expand on these key components.

There has been increased state and federal regulation of mortgage companies and mortgage brokers as a result of the recent financial crisis. This regulation created barriers for continued participation by these businesses and has resulted in the market exit of mortgage brokers in the Banks' service area. This has provided an opportunity for the Bank to expand its market share of refinances and new mortgage originations. It has also allowed the Bank to expand to new markets as evidenced by the opening of the Twin Falls mortgage office at the end of 2009. Expansion of this activity has minimal impact on bank capital as the Bank does not hold or service the mortgages that it originates, but sells them in the secondary market. The sale of the mortgages in the secondary market does expose the Bank to certain contingent repurchase obligations. As of June 30, 2010 and December 31, 2009 and 2008, the Bank was subject to contingent recourse obligations on approximately$48,451,854, $56,389,148 and $40,945,901, respectively, of loans sold or serviced for investors. The Bank is required to repurchase any sold loan that is in default within the first 9 months. The Bank was required to buy one loan in 2009 and one loan in 2008, both of which were subsequently resold. See *Note 12 to Financial Statements attached as Exhibits A and B.* The Bank is a leader in using technology such as online applications to make its mortgage operations efficient.

Trust management and investment services in the Bank's service area has evolved from providing customers with local trust officers and support staff to forcing the customers to deal with trust departments located in regional urban centers. This has left a void of local trust officers and support staff for face-to-face interaction with consumers of these services in the Bank's service area. The Bank believes that it has the opportunity to expand its trust management and investment services by emphasizing its local presence and expanding its marketing efforts for providing trust services to sponsors of qualified retirement plans, in addition to the trust services it offers for IRAs.

The Bank seeks to improve its market share in its service area in ways that do not require additional "brick and mortar" bank branches and associated capital investment. Virtual bank branching utilizing electronic banking services for individual consumers and businesses is a rapidly expanding trend in both urban and rural areas. The Bank offers its individual consumers online banking services consisting of internet banking and online bill pay. For its business customers, the Bank offers a software suite that allows business customers the ability to complete the majority of its banking transactions through the use of on-line cash management, electronic payroll and remote deposit capture. Increased marketing of these services will allow the bank to grow its business without significant capital investment.

The Bank is strongly oriented toward the Southeastern Idaho communities it serves. Its employees live and are actively involved in the communities in which the Bank serves. As economic and market conditions warrant, Management believes that the Bank will take advantage of the opportunities to expand its presence in Southeastern Idaho.

Today's banking industry in Southeastern Idaho has left many businesses, professionals, farmers and individuals frustrated and concerned about the future of their banking relationships. Mergers, downsizing, and restructuring of area banks has caused many to realize that service has become less personalized and does not meet their own personal and professional needs. In most cases, information and decisions concerning one's finances come from strangers in another city. The alliances that one has carefully developed over the years with long-time banking professionals are either being shifted away or centralized into a large corporate service center. It is for these reasons the Bank focuses on providing exceptional personalized service from each of its branch offices and ensuring rapid and discreet responses through decision-making authority within the Bank. Management believes these factors are crucial to the ongoing success of the Bank.

Management believes that an integral part of the Bank's growth and success is dependent on a team of employees that is highly experienced, motivated, personable and professional. The organization's employees have been carefully selected and recruited based upon their years of banking experience, business development skills, knowledge and integrity. The Bank specifically recruits individuals who are highly motivated and well-regarded within their communities, and within the banking industry as a whole. It is Management's philosophy that personnel who possess these attributes as well as strong community ties will result in lower-than-average turnover while maximizing the Bank's objectives to furnish outstanding customer service. In order to attract, recruit, and retain this caliber of experienced professionals, Management has in place a comprehensive compensation package. Salaries are at rates that are appropriate for skilled individuals within the financial industry.

Competition

The Bank faces strong competition, both in attracting deposits and in originating loans, from other commercial banks, savings and loan associations, mutual savings banks, credit unions and mortgage companies that have been able to weather the current economic downturn. These competing financial institutions all reside in Southeastern Idaho and many have greater financial resources than the Bank. Management feels this competition is valuable in that it provides an ever-present need for the Bank to provide not only outstanding customer service and products, but also consistently excel in doing so in order to secure, retain and continuously grow its market share. While the Bank's financial resources are not as great as some of its competitors, this competition encourages the Bank to design innovative marketing strategies that best utilize limited advertising funds and other marketing resources. See *Note 1-Advertising to Financial Statements attached as Exhibit A.*

Economic Conditions in Bank's Service Area

The Bank's business is closely tied to the Southeastern Idaho economy in general and is particularly affected by the economies of Idaho Falls, Pocatello, St. Anthony, Ashton, and Island Park, Idaho. The Southeastern Idaho economy has been affected by the recent national economic downturn. The uncertainty associated with the economic downturn could continue to cause further deterioration of these local economies. Real estate values in these economies have declined and may continue decline. Residential real estate sales for Idaho Falls and Pocatello, Idaho for July of 2008 and 2009 were down 23% and 12%, respectively, from the previous periods. Conversely, sales for July 2010 were up 4% as compared to the previous period. While home sales have moved up recently for the Idaho Falls and Pocatello areas, there is no guarantee that this will be a continuing trend into the future.

Unemployment rates in the Bank's service area have increased as a result of the economic downturn and could increase further. Idaho's statewide, average unemployment rate for July 2010 is 8.8%, as compared to 7.3% and 8.4%, respectively, for the largest Southeastern Idaho communities of Idaho Falls and Pocatello, Idaho. Since the beginning of 2010, the unemployment rate for Idaho Falls has been approximately 200 basis points lower than the Idaho average unemployment rate and the unemployment rate for Pocatello has been approximately between 20 to 100 basis points lower than the Idaho average unemployment rate. While the communities of Idaho Falls and Pocatello have had lower unemployment rates than the statewide averages, they have trended higher along with the statewide and national unemployment rates. Although certain economic trends in Southeastern Idaho have fared better than Idaho as a whole, the state of the economy has had negative effect on the condition and results of operations of the Bank and the Company. See *"Management Discussion and Analysis of Financial Condition and Results of Operations"*.

Lending Activities

The Bank aggressively seeks high quality loan relationships. It believes in sound credit analysis, loan documentation and seeks to avoid concentration of loans to a single industry or business sector, such as agriculture, or in a single class of collateral, such as real estate. The Bank also may participate in loans originated by other banks that have similar lending criteria. The Bank's loan portfolio consists primarily of commercial real estate loans, commercial loans, agricultural loans, consumer installment loans, and home equity loans and overdraft loans. As of June 30, 2010 and December 31, 2009, the Bank had total loans outstanding of $177,068,658 and $181,290,642 (net of reserves for loan losses and deferred loan fees), which equaled approximately 80% and 82% of the Bank's total deposits and approximately 70.5% and 71.6% of its total assets, respectively.

The following table sets forth the composition of the Bank's loan portfolio as of the period ending June 30, 2010 and December 31, 2009 and 2008, respectively, before provision for net deferred loan fees and allowances for loan losses (dollars in thousands):

Type of Loan	June 30, 2010 Amount	June 30, 2010 Percent	December 31, 2009 Amount	December 31, 2009 Percent	December 31, 2008 Amount	December 31, 2008 Percent
Commercial	$46,949	25.80%	$46,776	25.14%	$51,190	25.58%
Commercial Real Estate	$86,429	47.49%	$88,580	47.60%	$98,898	49.42%
Agricultural Loans	$26,124	14.40%	$25,617	13.77%	$22,736	11.36%
Installment	$16,881	9.28%	$19,206	10.32%	$21,746	10.87%
Consumer, other	$5,520	3.03%	$5,907	3.18%	$5,548	2.77%
TOTAL:	$181,993	100.0%	$186,086	100.0%	$200,118	100%

Commercial loans primarily consist of loans to businesses for various purposes, including revolving lines of credit, equipment loans and letters of credit. These loans generally have short maturities, have adjustable rates or fixed rates, and are unsecured or secured by inventory, accounts receivable, equipment and/or real estate.

The Bank places special emphasis on loans to small to medium-sized businesses using the U.S. Small Business Administration ("SBA") financing programs. SBA lending is a very important component of the Bank's business plan because it enhances business growth and development within the community and provides local employment opportunities. The Bank has been designated a Preferred Lender by the SBA.

Real estate loans include various types of loans for which the Bank holds real property as collateral. Construction loans are typically made to individuals and contractors to construct single-family residences and commercial buildings.

Consumer/installment loans are primarily automobile or home equity loans. Consumer loans have maturities which generally range from two years for smaller consumer loans to fifteen years for consumer home equity loans. These credits include a mix of fixed and variable interest rates. Other loans consist of personal lines of credit. Personal lines of credit and home equity loans generally have maturities from one to ten years and variable interest rates.

Although the Bank takes a security interest in farm and agricultural land to secure its farm-related loans, it is the Bank's policy to make agricultural loans primarily based on cash flow, or an ability of the borrower to repay its indebtedness from operating revenues, and not on the equity value of the underlying farmland. The Bank also participates in the Federal Agricultural Mortgage Corporation ("Farmer Mac") program which guarantees loans to farmers, ranchers and rural home owners. As a participant in this program, the Company invests in Farmer Mac stock.

The interest rates charged on loans vary with the degree of risk and amount of the loan and are further subject to competitive pressures, money market rates, the availability of funds and government regulations.

The Bank follows loan policies that have been approved by the Bank's Board of Directors and are overseen by Management. The policies establish lending levels, review and grading criteria and other guidelines such as loan administration, allowance for loan losses and related issues.

All loan applications are processed and approved locally at the Bank's originating branch office by a loan officer up to the loan officer's credit limit and in accordance with the Bank's guidelines and underwriting policies. Credit limits generally vary according to the type of loan and the individual loan officer's experience. Loan applications over the respective loan officer's lending limits must be approved by the Bank's loan committee that is made up of the Bank's chief executive officer, chief credit officer, a vice president and five (5) outside directors of the Bank. Under applicable federal and state law, the Bank's permissible loans to one borrower are also limited. The Bank utilizes internal limits that may be less than or equal to the prevailing legal limits. See *"Management Discussion and Analysis of Financial Condition and Results of Operations-Loan Portfolio Quality; Allowance for Loan Losses"*.

Nonperforming Assets

The Bank's loans are primarily to customers within Southeastern Idaho. Credit risk on loans is managed through limits on amounts loaned to individual borrowers, underwriting standards and loan monitoring procedures.

To minimize risk, the Bank does not extend credit to a single borrower or group of borrowers in excess of applicable regulatory limits. Collateral for loans varies, but may include real estate, equipment, accounts receivable, inventory and securities. The Bank's interest in collateral is secured through filing mortgages and liens, and in some cases, by possession of the collateral.

Loans are placed on nonaccrual status when they are over 90 days past due, or sooner if trouble is recognized, unless the loan is adequately collateralized and is in the process of collection. No interest is taken into income unless received in cash or until such time as the borrower demonstrates an ability to resume payments of principal and interest. Interest previously accrued but not collected is reversed and charged against income at the time the loan is placed on nonaccrual status. As of June 30, 2010 and December 31, 2009 and 2008, the Bank had approximately $7,854,406, $7,234,390 and $4,776,072 in loans that were in nonaccrual status, respectively. These loans represented approximately 4.44%, 3.99% and 2.44% of the Bank's total loans (net of reserves for loan losses) as of June 30, 2010 and December 31, 2009 and 2008, respectively. See *"Management Discussion and Analysis of Financial Condition and Results of Operations -Loan Portfolio Quality; Allowance for Loan Losses".*

Analysis of Allowance for Loan Losses

The allowance for loan losses represents Management's recognition of the risks of extending credit and its evaluation of the quality of the Bank's loan portfolio. The allowance is maintained at a level considered adequate by Management to provide for anticipated loan losses, and is based on Management's assessment of various factors affecting the loan portfolio, including problem loans, economic conditions, loss experience, and the overall evaluation of the quality of the underlying collateral and holding and disposal costs. The allowance is increased by provisions charged to expense and is reduced by loans charged off, net of any recoveries.

The decline in real estate market values in many parts of the country and the significant losses experienced by many financial institutions as a result of the recent recession have resulted in increased regulatory scrutiny of the loan portfolios of financial institutions including the Bank, particularly with respect to commercial real estate and residential real estate loans. Although Management believes the Bank's allowance for loan losses is adequate to cover anticipated losses, there can be no assurance that Management will not need to increase the allowance for loan losses in the future, or that regulators, when reviewing the Bank's loan portfolio in the future, will not request the Bank to increase such allowance. There also can be no assurance that the Bank's actual loan losses will not exceed its allowance for loan losses. Any of such events could materially and adversely affect the Bank's earnings, financial position and cash flow.

The activity in the allowance for loan losses is summarized below:

Allowance for Loan Losses	**June 30, 2010**	**December 31, 2009**	**December 31, 2008**	**December 31, 2007**	**December 31, 2006**	**December 31, 2005**
Beginning Balance:	$4,087,999	$3,425,611	$2,577,542	$2,125,185	$1,835,149	$1,892,386
Provisions Charged to expense:	1,173,000	3,572,000	3,050,500	566,000	215,269	22,764
Recoveries:	82,577	145,244	33,030	123,267	118,192	72,475
Net Loans charged off:	(1,084,795)	(3,054,856)	(2,235,371)	(237,000)	(43,425)	(152,476)
Balance, end of year:	$4,258,781	$4,087,999	$3,425,611	$2,577,452	$2,125,185	$1,835,149

See *"Management Discussion and Analysis of Financial Condition and Results of Operations-Loan Portfolio Quality; Allowance for Loan Losses".*

Investment Activities

The Board of Directors reviews and approves the Bank's investment policy annually. The Asset and Liability Management Committee is responsible for establishing policies for conducting investment activities and the establishment of risk limits. The Board of Directors reviews gains and losses on investment transactions and monitors the composition and performance of the investment portfolio on a monthly basis. The overall objectives of the investment policy are to maintain a portfolio of high quality and diversified investments to maximize the long term, total return of the portfolio given liquidity and interest rate risk considerations.

Our current investment policy permits investments in securities issued by the United States Government and federal government agencies; municipal bonds; mortgage backed securities issued by Fannie Mae, Freddie Mac and Ginnie Mae; asset-backed securities (collateralized by assets other than conforming residential first mortgages); investment grade corporate bonds; and federal funds sold. The investment policy also permits, with certain limitations, investments in certificates of deposit, collateralized mortgage obligations, and equities (limited to agency and FHLB and Farmer Mac stock).

Our investment policy expressly prohibits the use of our investment portfolio for market-oriented trading activities or speculative purposes. Repositioning of securities in the portfolio may take place to complement the overall investment and/or interest rate sensitivity objectives of the Company.

At the time of purchase, we designate a security as either held-to-maturity or available-for-sale based upon our ability and intent. Securities available-for-sale are reported at market value and securities held-to-maturity are reported at amortized cost. We do not maintain a trading portfolio. A periodic review and evaluation of the available-for-sale and held-to-maturity securities portfolios is conducted to determine if the fair value of any security has declined below its carrying value and whether such decline is other-than-temporary. For securities classified as available-for-sale, unrealized gains and losses are excluded from earnings and reported as an increase or decrease to earnings through other comprehensive income/(loss). If such decline is deemed to be other-than-temporary, the security is written down to a new cost basis and the resulting loss is charged against earnings.

At June 30, 2009, our securities portfolio consisted of mortgage backed securities, collateralized mortgage obligations, and state and municipal securities and had a fair value of $40,810,957. At December 31, 2009, our securities portfolio consisted of mortgage backed securities, collateralized mortgage obligations, and state and municipal securities and had a fair value of $41,168,342. At December 31, 2008, our securities portfolio consisted of U.S. agency securities, mortgage backed securities, collateralized mortgage obligations, and state and municipal securities and had a fair value of $30,407,418. See *"Management Discussion and Analysis of Financial Condition and Results of Operations-Investment Activities"*.

Deposits and Other Sources of Funds

The Bank's primary sources of funds are customer deposits, other borrowings, repayments on loans and investment securities. Loan and investment security repayments are a relatively stable source of funds, while deposit flows and mortgage related investment security prepayments are significantly influenced by general interest rates and money market conditions.

The Bank strives to maintain a high percentage of noninterest-bearing deposits, which are low cost funds and result in higher interest margins. At June 30, 2010, the Bank's ratio of noninterest-bearing deposits to total deposits was 24.38% compared to 24.22%, 26.02%, 27.72%, 31.84%, and 32.70% at December 31, 2009, 2008, 2007, 2006, and 2005, respectively.

The Bank offers a variety of interest-bearing accounts designed to attract both short-term and long-term deposits from its customers. These accounts include negotiable order of withdrawal ("NOW") accounts, money market investment accounts, savings accounts, certificates of deposit and other time deposits. Interest-bearing accounts can earn interest at rates established by Management of the Bank based on competitive market factors and Management's desire to increase or decrease certain types of maturities of deposits consistent with its Asset/Liability Management Policy.

The Bank utilizes borrowings from the Federal Home Loan Bank of Seattle ("FHLB") and three other large commercial banks to provide additional liquidity, aside from deposits, to fund loans and investments. As of June 30, 2010, the Bank had outstanding borrowings with the FHLB of $4,000,000 and no outstanding borrowings with the commercial banks. As of December 31, 2009, the Bank had outstanding borrowings with the FHLB of $6,000,000 and no outstanding borrowings with the commercial banks. As of December 31, 2008, the Bank had outstanding borrowings with the FHLB of $9,000,000 and no outstanding borrowings with the commercial banks. See *"Management Discussion and Analysis of Financial Condition and Results of Operations-Deposits; Borrowings"*.

SUPERVISION AND REGULATION

General

Under state and federal law, the Federal Reserve Board ("FRB"), the Federal Deposit Insurance Corporation ("FDIC"), and the Idaho Department of Finance (the "Department") extensively regulate the Bank of Idaho Holding Co. ("Company") and the Bank of Idaho ("Bank"). The laws and regulations administered by these regulatory authorities are primarily intended to protect depositors and other customers of the Bank and its subsidiaries, not shareholders of the Company or the Bank. Any change in applicable laws, regulations or regulatory policies may have a material effect on the business, operations and prospects of the Bank. The following is an overview of the material provisions of law applicable to the Company's and the Bank's operations.

Supervision and Regulation of the Company

The Company is a legal entity separate and distinct from the Bank. As a bank holding company, the Company is regulated under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and is subject to inspection, examination and supervision by the FRB. Because it is a "bank holding company" under state and federal law, the Company is restricted in the types of activities it can engage in. State and federal law requires approval before the Company can acquire another bank or before there is a change of voting control of the Company. Federal law prohibits the Company from owning any voting shares of any company other than a bank unless FRB has determined that the company's activities are sufficiently related to banking or managing or controlling a bank.

FRB policy requires bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this policy, the holding company is expected to commit resources to support its bank subsidiary, including at times when the holding company may not be in a financial position to provide it. Any capital loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. The BHC Act provides that, in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

Supervision and Regulation of the Bank

General. The Bank is an Idaho state-chartered commercial bank and is subject to regulation, supervision and examination by the FDIC and the Department. The Bank is required to file a quarterly report of its operations at the end of each fiscal quarter and such other reports as the regulators may require. The Bank's deposit accounts are insured by the FDIC.

Branching. Idaho law permits open branching. No limitations (other than regulatory capital requirements) are placed on the number of branches a bank may establish, although no branch may be opened without application to, and approval by, the appropriate regulatory authorities.

Community Reinvestment Act. The Federal Community Reinvestment Act ("CRA") was enacted in 1974 in response to the practice of some banks to "redline" or systematically deny credit to areas within their markets that were believed to pose significantly greater credit risks. Since 1974, the CRA has become increasingly important to financial institutions. The CRA, in essence, allows regulators to turn down an applicant seeking to make an acquisition or establish a branch unless it has performed satisfactorily under the CRA. Satisfactory performance means adequately meeting the credit needs of the communities the applicant serves. The applicable regulators now regularly conduct CRA examinations. The latest examination resulted in the Bank receiving a rating of "needs improvement". This change from a "satisfactory" rating from the previous examination was due to a finding that three affiliated business arrangements were found not to be in compliance with the Real Estate Settlement Procedures Act. All three affiliated business arrangements were dissolved as of December 31, 2009. See "*Legal and Regulatory Proceedings.*"

Transactions and Affiliates. The Bank is subject to certain FRB restrictions on transactions among related parties. Federal law limits the amount of loans to, investments in, and other transactions with affiliates of the Bank, requires certain levels of collateral for such loans, and limits the amount of advances to third parties which are collateralized by the securities or obligations of the Bank. The aggregate amount of an institution's loans to officers, directors and principal stockholders (or their affiliates) is limited to the amount of its unimpaired capital and surplus, unless the FDIC determines that a lesser amount is appropriate. A violation of these restrictions may result in the assessment of civil money penalties on a bank or person participating in the conduct of the affairs of such bank or the imposition of an order to cease and desist. There have been no such violations.

Dividend Restrictions. Payment of dividends, including stock dividends, on the Bank's common stock is subject to regulatory limitations. Under federal banking law, the payment of dividends by the Bank is subject to capital adequacy and other requirements established by the FDIC. Under Idaho banking law, no dividend may be declared or paid until the Bank has reached certain surplus levels to be added to the paid-in capital of the Bank and then only in an amount up to the net profits then available. In addition, based upon a recent visitation by the Bank's primary federal regulator, the FDIC, the Bank may not make any dividends without the consent of the FDIC. See "*Risk Factors*".

Examinations. The FDIC periodically examines and evaluates state-chartered, member banks. Based upon such an evaluation, the FDIC may revalue the assets of an insured institution and require that it establish specific reserves to compensate for the difference between the value determined by the FDIC and the book value of such assets. The costs of conducting the examinations are assessed to the Bank by the regulators.

The Department also has regulatory authority over the Bank. The Department may or may not conduct a joint examination with the FDIC, but examines the Bank at least every 18 months.

Capital Adequacy. Applicable federal regulations establish minimum requirements for the capital adequacy and the leverage ratio of depository institutions such as the Company and the Bank. The regulators may establish higher minimum requirements if, for example, a bank has previously required special attention or has a high susceptibility to interest rate risk. Banks with capital or leverage ratios below the required minimum are subject to certain administrative actions, including "prompt corrective action," the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing.

The minimum federal risk-based capital guidelines that the Bank is required to meet are (1) a ratio of total risk based capital to risk-weighted assets of 8.0% and (2) a ratio of total Tier 1 or core capital to risk-weighted assets of 4%. The minimum federal leverage guideline that the Bank is required to meet is a ratio of Tier 1 or core capital to total adjusted assets of 4%. The following table shows the actual and required capital and leverage ratios of the Bank as of June 30, 2010, December 31, 2009 and December 31, 2008, (dollars in thousands):

June 30, 2010	**Actual**		**Minimum Capital Required**		**Minimum For Well Capitalized**	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Risk Based Capital (to risk Weighted assets):	$23,411	12.09%	$15,485	8.00%	$19,357	10.00%
Tier 1 Capital (to risk weighted assets):	$20,966	10.83%	$ 7,742	4.00%	$11,614	6.00%
Leverage Ratio (Tier 1 capital to adjusted total assets):	$21,966	8.42%	$9,962	4.00%	$12,452	5.00%

December 31, 2009	Actual		Minimum Capital Required		Minimum For Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Risk Based Capital (to risk Weighted assets):	$23,570	11.78%	$16,007	8.00%	$20,029	10.00%
Tier 1 Capital (to risk weighted assets):	$21,044	10.52%	$ 8,003	4.00%	$12,017	6.00%
Leverage Ratio (Tier 1 capital to adjusted total assets):	$21,044	8.30%	$10,142	4.00%	$12,678	5.00%

December 31, 2008	Actual		Minimum Capital Required		Minimum For Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Risk Based Capital (to risk weighted assets):	$24,139	11.33%	$17,038	8.00%	$21,298	10.00%
Tier 1 capital (to risk weighted assets):	$20,454	10.07%	$8,519	4.00%	$12,779	6.00%
Leverage Ratio (Tier 1 capital to adjusted total assets):	$21,454	8.55%	$10,073	4.00%	$12,552	5.00%

Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a regulation has been adopted defining five capital levels: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized, and critically undercapitalized. An institution is critically undercapitalized if it has a tangible equity to total asset ratio that is equal to or less than 2%. An institution is adequately capitalized if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater. As of June 30, 2010 and December 31, 2009, the Bank's capital ratios exceed the highest regulatory capital requirement of "well capitalized".

FDICIA requires that federal banking regulators take "prompt corrective action" with respect to capital-deficient institutions. In addition to requiring the submission of a capital restoration plan, FDICIA contains broad restrictions on certain activities of undercapitalized institutions involving asset growth, acquisitions, branching and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the powers of the regulators become greater. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid, limitations on transactions with affiliates, removal of management and/or other restrictions. The regulators have very limited discretion in dealing with a critically undercapitalized institution and are virtually required to appoint a receiver or conservator if the capital deficiency is not corrected promptly.

Internal Operating Requirements. FDICIA requires the regulators to promote the safety and soundness of individual institutions by specifically addressing, among other things: internal controls and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, the ratio of classified assets to capital, minimum earnings and compensation and benefit payments for management. These regulations add further to the cost of compliance and impose new record keeping requirements.

Real Estate Lending Evaluations. The regulators have adopted uniform standards for evaluating loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices that are appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan-to-value ratio limitations on real estate loans, which are equal to or higher than the loan-to-value limitations established by the Bank.

Deposit Insurance. The deposits of the Bank are insured up to applicable limits by the Deposit Insurance Fund (the "DIF") of the FDIC and are subject to deposit insurance assessments to maintain the DIF. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank's capital level and supervisory rating.

Effective January 1, 2007, the FDIC imposed deposit assessment rates based on the risk category of the bank. Risk Category I is the lowest risk category while Risk Category IV is the highest risk category. Because of favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund (the "BIF") of the FDIC, well-capitalized and well-managed banks paid minimal premiums for FDIC insurance from 1996 through 2006. With the additional deposit insurance, a deposit premium refund, in the form of credit offsets, was granted to banks that were in existence on December 31, 1996 and paid deposit insurance premiums prior to that date. For 2007, the Bank utilized the credit offsets to eliminate nearly all of its 2007 FDIC insurance assessments.

For 2007, 2008, and 2009, the Bank qualified for Risk Category I. Risk Category I generally includes banks that are "well-capitalized" and that receive a composite CAMELS rating of 2 or higher. For banks under $10 billion in total assets in Risk Category I, the 2007 and 2008 deposit assessment ranged from 5 to 7 basis points of total qualified deposits. The actual assessment is dependent upon certain risk measures as defined in the final rule.

On October 16, 2008, the FDIC published a restoration plan designed to replenish the DIF over a period of five years and to increase the deposit insurance reserve ratio, which decreased to 1.01% of insured deposits on June 30, 2008, to the statutory minimum of 1.15% of insured deposits by December 31, 2013. In order to implement the restoration plan, the FDIC changed both its risk-based assessment system and its base assessment rates. For the first quarter of 2009 only, the FDIC increased all FDIC deposit assessment rates by 7 basis points. These new rates ranged from 12-14 basis points for Risk Category I institutions to 50 basis points for Risk Category IV institutions. Under the FDIC's restoration plan, the FDIC established new initial base assessment rates that are subject to adjustment. Beginning April 1, 2009, the base assessment rates range from 10-14 basis points for Risk Category I institutions to 45 basis points for Risk Category IV institutions. Adjustments to the base assessment rate include an adjustment for brokered deposits and secured liabilities while providing a reduction for unsecured debt.

On May 22, 2009, the FDIC adopted a final rule imposing a 5 basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009. This special assessment was collected on September 30, 2009.

On November 12, 2009, the FDIC adopted a final rule requiring insured institutions to prepay slightly over three years of estimated insurance assessments. The pre-payment allowed the FDIC to strengthen the cash position of the DIF immediately without impacting earnings of the industry. Payment of the prepaid assessment, along with the payment of institutions' regular third quarter assessment was due on December 30, 2009. The Bank prepaid its required assessment.

The FDIC may further increase or decrease the assessment rate schedule in order to manage the DIF to prescribed statutory target levels. An increase in the Risk Category for the Bank or in the assessment rates could have an adverse effect on the Bank's earnings. The FDIC may terminate deposit insurance if it determines the institution involved has engaged in or is engaging in unsafe or unsound banking practices, is in an unsafe or unsound condition, or has violated applicable laws, regulations or orders.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation (FICO), a mixed-ownership government corporation established to recapitalize a predecessor to the Deposit Insurance Fund. The current annualized assessment rate is 1.06 basis points, or approximately 0.265 basis points per quarter. These assessments will continue until the Financing Corporation bonds mature in 2019.

The enactment of the Emergency Economic Stabilization Act of 2008 temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The temporary increase in deposit insurance coverage became effective on October 3, 2008. On May 20, 2009, the FDIC extended this increased insurance level of $250,000 per depositor through December 31, 2013. Pursuant to the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the "***Dodd-Frank Act***"), the maximum amount of deposit insurance was permanently set at $250,000.

On October 14, 2008, the FDIC announced its temporary Transaction Account Guarantee Program, which provides full coverage for noninterest-bearing transaction deposit accounts at FDIC-insured institutions that agree to participate in the program. The unlimited coverage applies to all personal and business checking deposit accounts that do not earn interest (including Demand Deposit (DDA) accounts), low-interest NOW accounts (NOW accounts that cannot earn more than 0.5% interest), Official Items, and IOLTA accounts. A 10-basis point surcharge is added to a participating institution's current insurance assessment in order to fully cover all transaction accounts. This unlimited insurance coverage is temporary and was originally scheduled to expire on December 31, 2009. On August 26, 2009, the FDIC extended its temporary Transaction Account Guarantee Program through June 30, 2010. The deposit insurance surcharge was increased from 10 to 25 basis points for institutions electing to continue in the Transaction Account Guarantee Program. On April 13, 2010, the FDIC adopted an interim final rule extending the Transaction Account Guarantee Program for six months, through December 31, 2010. The Dodd-Frank Act has extended the TLGP through December 31, 2012. The Bank is currently participating in the TLGP with respect to unlimited deposit insurance coverage for its transaction accounts.

Depositor Preference. The Federal Deposit Insurance Act provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

Financial Privacy. In accordance with the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the "GLB Act"), federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering Initiatives and the USA Patriot Act. A major focus of governmental policy on financial institutions over the past ten years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the "Patriot Act"), substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of regulations that apply various requirements of the Patriot Act to financial institutions such as the Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Office of Foreign Assets Control Regulation. The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control ("OFAC"). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Other Laws and Regulations. Applicable federal and state laws and regulations governing a bank's operations relate, among other matters, to capital requirements, required reserves against deposits, investments, loans, legal lending limits, certain interest rates payable, mergers and consolidations, borrowings, issuance of securities, payment of dividends, establishment of branches and dealings with affiliated persons. The FDIC has authority to prohibit banks under its supervision from engaging in what it considers to be unsafe and unsound practices.

Loans To One Borrower. The Bank is subject to limitations on the aggregate amount of loans that it can make to any one borrower, including related entities. Applicable regulations generally limit loans to one borrower to 20% of unimpaired capital and surplus. As of June 30, 2010 the Bank was in compliance with applicable loans-to-one-borrower requirements.

Taxation. See *"Material Federal Tax Consequences"* and *"Share Transfer Restrictions"*.

Future Legislation

Periodically, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in state legislatures and before various bank regulatory agencies. The likelihood of any major changes and the impact such changes might have on the Bank are not possible to predict accurately.

Memorandum of Understanding

At the end of the second quarter of 2010, the FDIC, the Bank's primary federal regulator, conducted a visitation of the Bank, with a focus on asset quality, capital and liquidity. At the conclusion of the visitation, the FDIC requested that the Bank (1) not make any dividends without the consent of the FDIC and (2) limit its asset growth to 5%. In addition, based on the findings of the visitation, the FDIC and the Idaho Department of Finance have presented the Bank with an informal memorandum of understanding. A memorandum of understanding directs a supervised entity such as a bank to take specified actions for the purposes of correcting an operational or other weakness. If the weaknesses are corrected within the time periods specified in the memorandum of understanding, the regulatory agency ordinarily would terminate the memorandum of understanding. If weaknesses are not corrected, formal administrative and other enforcement actions by the regulatory agency could follow. Although the memorandum of understanding has not yet been finalized, once finalized and executed, we expect the memorandum of understanding to require the Bank to:

- retain management acceptable to the FDIC and the Idaho Department of Finance.
- increase and thereafter maintain its ratio of Tier 1 capital to total assets so as to equal or exceed 10.0%, in addition to a fully funded allowance for loan and lease losses, the adequacy of which must be satisfactory to the FDIC and the Idaho Department of Finance.
- within 180 days from the effective date of the memorandum of understanding, reduce its assets classified as "Substandard" to not more than 50% of Tier 1 capital and loan loss reserves; within 270 days from the effective date of the memorandum of understanding, reduce its assets classified as "Substandard" to not more than 40% of Tier 1 capital and loan loss reserves; and within 365 days from the effective date of the memorandum of understanding, reduce its assets classified as "Substandard" to not more than 30% of Tier 1 capital and loan loss reserves.
- not extend any additional credit to, or for the benefit of, any borrower whose loan or other credit has been classified "Substandard" or "Loss" and is uncollected, unless the Bank's board of directors has signed a detailed statement giving reasons why failure to extend such credit would be detrimental to the best interests of the Bank.
- improve its internal loan grading system and maintain an accurate loan Watch List and revise, adopt and implement loan policy and procedures to address recommendations resulting from the visitation.
- within 10 days of the effective date of the memorandum of understanding, eliminate from its books by charge-off or collection all assets classified as "Loss" that have not been previously collected or charged-off.

- within 60 days of the effective date of the memorandum of understanding, develop and submit a three-year strategic plan and budget to the FDIC and the Idaho Department of Finance. The plan must be in a form and manner acceptable to the FDIC and the Idaho Department of Finance.
- provide quarterly progress reports to the FDIC and the Idaho Department of Finance regarding compliance with the memorandum of understanding.

In addition, the memorandum of understanding will contain a provision restricting the Bank from declaring or paying any dividends without the prior written consent of the FDIC and the Idaho Department of Finance. See "*Risk Factors—Risks Related to Our Business* ".

OFFERING PRICE FACTORS

The $18.50 offering price per share for the Shares was determined by Management after examining the various factors described below and should not be considered as the only indication of actual value. Management feels that the primary indicator of value of the Company Shares would be a combination of the Company's net book value as of December 31, 2009 and current offers to sell and actual sales of shares of the Company's stock by existing shareholders. No assurance can be given that the offering price reflects the present or future value of the Company's capital stock.

For the fiscal year ending December 31, 2009, the Company had net earnings (after tax) of $276,644 as compared to net earnings (after tax) of $1,360,139 for the previous year. This resulted in earnings per share of $0.21 based on a total of 1,320,498 Shares outstanding as of December 31, 2009. The earnings per share for the fiscal year ending December 31, 2008 was $1.03, based on 1,320,498 Shares issued and outstanding.

The offering price expressed as a multiple of the Company's current earnings per share is 88.1 ($18.50 (offering price)/$0.21 (earnings per share)) as compared to an earnings multiple of 17.96 for the prior fiscal year. The change in the price to earnings ratio is a direct result of the loan losses that the Bank of Idaho has recently experienced.

The net book value of the Company for the year ending December 31, 2009, is $21,501,218 based on 1,320,498 Shares issued and outstanding, as compared to $21,767,643 for the prior fiscal year. This resulted in a book value per share of $16.28 for the year ending December 31, 2009, as compared to $16.48 for the prior fiscal year.

The Company acts as its own transfer agent for its shares and is aware of offers and sales within the last 12 months ranging from book value to up to $23 per share. The most recent sale was for $18.50 per share.

If the maximum amount of Shares is sold in this Offering, the investors in such shares will own approximately 9.14% of all outstanding Shares of the Company. The implicit value that Management is placing on the Company if the maximum amount of Shares is sold is approximately $27,429,210.

USE OF PROCEEDS

Assuming the maximum amount of Shares is sold, the net proceeds to the Company from this Offering will be approximately $2,924,997 after deducting the estimated offering expenses of $75,000. The expenses of this Offering primarily consist of legal and accounting expenses incurred to prepare the required offering materials and renewals thereof, and to cover associated selling costs.

In order of priority, Management will apply the net proceeds of this Offering (1) to maintain for the Bank adequate capital reserves to meet regulatory guidelines for capital ratios, (2) to allow for the increase in the Bank's lending activities as dictated by the prevailing economic conditions in the Bank's service area, (3) expand the Bank's mortgage lending activities, and (4) to expand the Bank's provision of trust management and investment services. The approximate amounts of net proceeds will be allocated to the foregoing uses as follows:

Business Use	Approx. Amount
Capital Reserves	$2,000,000
Grow Lending Activities	$ 500,000
Grow Mortgage Lending Activities	$ 212,498
Grow Trust Management & Investment Activities	$ 212,498

The allocation of net proceeds could change in response to more stringent regulatory capital requirements for the Bank. If new regulations are imposed which require the Bank to maintain higher capital reserves, then the use of the proceeds would change the from the aforementioned growth activities and be allocated as needed in order to meet the Bank's capital reserve requirements. As a consequence, the Company reserves the right to use the net proceeds of the offering solely for the Bank's capital reserves if so required to meet applicable regulatory standards.

The Company is not having, nor does it anticipate having, any cash flow or liquidity problems within the next 12 months. There has been no default or breach by the Company of any note, loan, lease or other obligation requiring the Company to make payments. The anticipated proceeds from the Offering, in addition to the Company's projected retained earnings, will meet the Company's cash requirements and allow the Company to continue its business and marketing strategy for at least the next 12 months. If additional funds are needed to continue the Company's business and marketing strategy, the Company may issue more Shares to raise additional capital.

The Offering is being made to the Company's existing shareholders in order for them to exercise their preemptive rights. The Company does not have any written or oral arrangements or understandings with any its employees, officers or directors or its other existing shareholders that they will be purchasing Shares in the Offering.

CAPITALIZATION

The Company has authorized a total of 3,000,000 Shares and has 1,320,498 Shares currently issued and outstanding as of June 30, 2010. The Company has not authorized or issued any preferred stock. Preferred stock is not allowed in order for the Company to maintain its Subchapter S corporation election for state and federal income tax purposes. In this Offering, the Company is planning on issuing a maximum of 162,162 additional shares. There is no guarantee that this maximum amount of shares will be sold and there is no minimum amount of Shares that must be sold to make this Offering effective. The actual effect of the Offering on the Company's capitalization will likely fall somewhere in between the current capitalization as of June 30, 2010 and the pro-forma amounts based on the maximum number Shares being sold in this Offering.

The Company's capitalization, as adjusted to reflect the midpoint and maximum offering of Shares, is as follows for the unaudited period ending June 30, 2010.

	June 30, 2010	As Adjusted Midpoint:	As Adjusted Maximum:
Shareholder Equity:			
Common Stock:	$ 8,749,114	$ 10,211,613	$ 11,674,111
Retained Earnings:	$ 12,304,631	$ 12,304,631	$ 12,304,631
Other Comprehensive Income:	$ 587,190	$ 587,190	$ 587,190
Total Capitalization:	$21,640,935	$23,103,434	$24,564,932
Total Shares Outstanding:	1,320,498	1,401,579	1,482,660

The Bank's regulatory capital ratios, as adjusted to reflect the midpoint and maximum offering of Shares or $1,462,499 and $2,924,997 (assuming 100% of the capital raised is contributed to the Bank), are as follows for the unaudited period ending June 30, 2010. See *"Supervision and Regulation – Capital Adequacy"*.

Regulatory Capital Classifications	Period ended June 30, 2010		As Adjusted Midpoint:		As Adjusted Maximum:	
	Actual Amount	Ratio	Adjusted Amount	Ratio	Adjusted Amount	Ratio
Total Risk Based Capital (to risk Weighted assets):	$23,411,000	12.09%	24,873,499	12.85%	$26,335,997	13.60%
Tier 1 Capital (to risk weighted assets):	$20,966,000	10.83%	22,428,499	11.59%	$23,890,997	12.34%
Leverage Ratio (Tier 1 capital to adjusted total assets):	$20,966,000	8.42%	22,428,499	9.01%	$23,890,997	9.59%

There is currently one non-qualified stock option ("Option") issued by the Company to a former executive. The Option allows the participant to acquire up to 70,000 additional shares of Company stock for an exercise price of $22.34 per share. The Company has not authorized or issued any other options, warrants or other rights to acquire any of its Shares.

DESCRIPTION OF SECURITIES

The Company is offering a maximum of 162,162 Shares. The Shares have cumulative voting rights for directors of the Company and have preemptive rights to purchase in issuances of new shares such as this Offering. In all matters submitted to shareholders for a vote other than the election of directors, holders of the Company's common stock are entitled to cast one vote for each Share. The Company's ability to pay dividends is regulated by state and federal law, and the Company is currently not restricted under any loan or other financing arrangement in paying dividends. The Company's policy is to increase shareholder equity as opposed to distributing profits in the form of dividends in excess of distributions necessary to cover shareholder income tax liability. See *"Supervision and Regulation-- Dividends"* and *"Dividends, Distributions and Redemptions" "* and *"Federal and State Tax Aspects and Share Transfer Restrictions"*.

PLAN OF DISTRIBUTION

The no par Shares are concurrently being offered to the Company's current shareholders and to new shareholders. The minimum number of Shares that must be purchased by current shareholders is 20 for a minimum investment of $370.00. The minimum number of Shares that must be purchased by new shareholders is 13,500 for a minimum investment of $249,750.00. The minimum investment size for new shareholders is necessary to limit the offering to approximately 10 New Shareholders and thereby continue meeting the 100 shareholder limitation for a Subchapter S Corporation. Although the Company is attempting to raise approximately $2,999,997 in this Offering, there is no minimum amount of Shares that must be sold to make this Offering effective and all proceeds from the sale of the Shares shall be immediately available for the Company's use. The Company serves as transfer agent and registrar for its common stock.

This Offering is not underwritten, and the Company has not employed any brokers or salespeople in connection therewith. The Shares will be offered solely through the Company's and Bank's President & CEO, Park Price, 151 N. Ridge, Ste. 240, Idaho Falls, Idaho 83402, (208) 528-3001, the Bank's Executive Vice President & COO, Jeffrey E. Jones, 151 N. Ridge, Ste. 240, Idaho Falls, Idaho 83402, (208) 528-3002, and the Company's Treasurer and the Bank's Vice President, CFO & Cashier, Jeff Manser, 151 N. Ridge, Ste. 240, Idaho Falls, Idaho 83402, (208) 528-3005. No commissions or other remuneration will be paid in connection with the offer or sale of the Shares except for the reimbursement of reasonable out of pocket expenses incurred by the Company's officers in their sales efforts on behalf of the Company.

For federal law purposes, the Shares are being offered in reliance on an exemption from the securities registration requirements of the Securities Act of 1933 pursuant to Regulation A. For Idaho state law purposes, the Shares are being offered pursuant to a registration statement filed with the Idaho Department of Finance. The Shares have also been registered in the State of Washington. In the states of Utah, Oregon, Wyoming, Texas, Pennsylvania, Montana, California and Arizona where the Company's current shareholders now reside, the Shares will be offered pursuant applicable exemptions. If the Company is contacted by a potential investor outside of the listed jurisdictions, then the Company would comply with the applicable state laws in order to follow up on such an inquiry. Due to the federal exemption and the state registrations, the Shares may be resold subject to the general anti-fraud protections of the federal and applicable state securities laws. In those states where the Shares are offered pursuant to applicable transaction exemptions, the Shares can only be transferred by a current or new shareholder upon further registration or use of an applicable transaction exemption. The Shares are also subject to the transfer restrictions contained in the Company's Transfer Restriction Agreement. See *"Risk Factors--Lack of Established Trading Market" and "Federal and State Tax Aspects and Share Transfer Restrictions"*.

The securities are being offered to current shareholders through the mailing of a copy of the Preliminary Offering Circular. If they are interested, the cover letter informs them that they will receive a Final Offering Circular and be contacted by the Company's designated officers. New shareholders are being offered Shares in response to either (1) independent inquiry or (2) through word of mouth that has been generated by existing shareholders who have been contacted by the Company about exercising their preemptive rights. All inquiries at the Bank branches or with Bank or Company personnel are immediately directed to the Company's designate officers for the offering who then have provided the contact with a Preliminary Offering Circular and answered questions based thereon.

Allocation of the Shares to subscribers in this Offering will be strictly at Management's discretion and in light of the limits on the type and number of shareholders of the Company for federal income tax purposes, and the Company need not accept subscriptions in the order in which they are received. The offering to the current shareholders of the Company allows them to exercise their preemptive rights to acquire shares and is open for sixty (60) days after the effective date of the federal exemption and Idaho state registration under which the Shares are offered. The offering to new shareholders of the Company will be concurrent with the offering to the current shareholders. Subscriptions for the Shares by the current shareholders must be received by the expiration date of the preemptive rights portion of this Offering, which is ________, 2010. Subscriptions for the Shares by new shareholders must be received by the expiration date of this Offering, which is December 31, 2010. The term of the Offering is subject to extension, or earlier termination by the Company in its sole discretion. The maximum anticipated extension period would be through June 30, 2011. The Company reserves the right to refuse to sell the offered Shares to any person for any reason.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

The Company's ability to pay dividends is dependent on the Bank's dividend policies and the state and federal regulatory restrictions on the Bank's ability to make distributions to the Company. It is the Bank's policy (i) to retain its earnings indefinitely to meet capital adequacy requirements and to provide for the Bank's future growth, (ii) to retain its earnings in order to ensure safe and sound banking practices and thereby protect the Bank's depositors and the Company's shareholders, and (iii) to distribute earnings to shareholders sufficient to pay for the shareholders' pro rata share of the Company's net income.

Federal law generally requires that the Bank may not declare and pay a dividend if the total of all dividends are in excess of the Bank's current net income and retained net income for the previous two years. Any dividend declared also cannot exceed the Bank's undivided profits as reportable to the regulatory authorities. Idaho law generally requires that the Bank shall not declare a dividend until it has built up a certain capital surplus, and then it can declare and pay dividends only out of its current net income. The Bank's ability to pay dividends will be restricted further if it fails to meet the minimum capital adequacy requirements. See *"Supervision and Regulation"*. In addition, based upon a recent visitation by the Bank's primary federal regulator, the FDIC, the Bank may not make any dividends without the consent of the FDIC. See *"Risk Factors"*.

In light of these policies, regulatory limitations and the Company's election to be taxed as a Subchapter S corporation, the Bank's and the Company's directors have declared and paid dividends to the Company's shareholders. The dividends have been declared and paid primarily to allow the shareholders to pay the income taxes attributable to the Company's annual earnings. The following table provides the dividends that have been declared and paid within the unaudited period ending June 30, 2010 and the last five years and the dividend's relationship to the Company's earnings:

	Period ended June 30, 2010	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Dividend Per Share:	$0.10	$0.64	$1.43	$1.21	$0.25	$0.25
Dividend Payout Ratio (dividend per share/net income per share):	90%	305%	138%	34.18%	12.82%	13.51%

The disproportionate dividend payout ratio experienced in 2009 is primarily due to the increase in loan losses that the Bank has recently experienced. In reviewing the dividend payout ratio, it is important to note that the Company became a sub-chapter S corporation in 2007. This election affects the comparability of the dividend payout ratios for the periods prior to 2007. There also can be no assurance that the Bank will continue to pay dividends in the future or, if declared and paid, as to the size and amount of any such dividends payable to the Company and to its shareholders. The Company has not declared and paid any dividends in the form of stock. The Company effected a 550:1 reverse stock split in December 2005 and bought out fractional shares in order to reduce the number of shareholders and be able to qualify for the Subchapter S election which limits the number of shareholders to 100. This resulted in the Company purchasing 54,231 pre-split shares in 2005. The Company then effected a 550:1 forward split in January 2006. The Company subsequently bought out an additional 12,011 shares in 2006 due to some transactions that were ineligible for the Subchapter S election. Other than these redemption transactions which were related to the making of the Subchapter S election, the Company has no plan to redeem any of its shares other than to meet any obligations under the Company's Transfer Restriction Agreement. See *"Risk Factors—Lack of Cash Dividends"* and *"Federal and State Tax Aspects and Share Transfer Restrictions"*.

DILUTION

The unaudited, net book value of the Company as of June 30, 2010, was $21,640,935 or $16.39 per share of common stock (book value/outstanding shares). After giving effect to the sale and issuance of the maximum amount of shares being offered or 162,162, and the net proceeds therefrom or $2,924,997, the net book value of the Company as of June 30, 2010, would have increased to $24,565,932 or $16.57 per share. This represents an immediate increase of $0.18 per share for existing shareholders and a dilution to new investors of $1.93 per share. The following illustrates the per share dilution in net book value:

Offering price per share:		$18.50
Net book value per share before offering:	$16.39	
Increase due to new investment:	$ 0.18	
Pro forma net book value after Offering:	$16.57	($16.57)
Dilution per share to new investor:		$ 1.93

OFFICERS AND KEY PERSONNEL OF THE COMPANY

Officers of Bank of Idaho Holding Co.:

Park Price
President/Chief Executive Officer
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 528-3001
Age: 68

Mr. Price has been the President of the Bank since 2003 and appointed President/CEO in December 2009. He was also appointed as President of the Holding Company in December 2009. Prior to joining the Bank, he was owner of Park Price Motor Company in Pocatello, Idaho. He also served as a Director of West One Bank from 1990-1996. Mr. Price also serves as Chairman of the Company and the Bank. Mr. Price graduated from Dartmouth College with a degree in Economics. Mr. Price joined the Bank and Company as a Director in August 1999. Mr. Price owns 73,665 shares in the Company.

Jeff Manser
Treasurer/Vice President & Chief Financial Officer & Cashier
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 528-3005
Age: 53

Mr. Manser has been the Treasurer of the Company since 2007 and has served as the VP/Chief Financial Officer & Cashier of the Bank since 2000. He started his banking career in 1981 with First Interstate Bank of Idaho as a financial analyst and became controller in 1986 and CFO in 1989. He then joined West One Bancorp as Asset/Liability Manager in 1993. West One was sold to US Bank and he went to work as the CFO for First Bank of Idaho, a de novo bank in Ketchum in 1996. Mr. Manser graduated from BSU with an undergraduate degree in Finance in 1978 and received his MBA from BSU in 1980. Mr. Manser owns 2,500 shares in the Company.

Ralph M. Hartwell
Corporate Secretary
2644 Parkview Lane
Idaho Falls, Idaho 83404
(208) 522-5656
Age: 79

Mr. Hartwell is owner of the Hartwell Corporation, an insurance agency based in Idaho Falls, Idaho. He currently is the President of the company and previously had served as the company's Chief Executive Officer. In 1954, Mr. Hartwell graduated from the University of Idaho with a Bachelor's degree in Science. Mr. Hartwell has served as a Director of the Bank since 1985 and the Company since 1997. Mr. Hartwell owns 64,651 shares in the Company.

Shanon L. Taylor
Assistant Corporate Secretary
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 528-3008
Age: 40

Mrs. Taylor has worked for the Bank since 1992 and the Company since its formation in 1997. She has served as Assistant Corporate Secretary for both the Bank and the Company since 2007 and was promoted to Vice President-Administration in January 2010. She began her banking career with Valley Bank of Idaho Falls, Idaho in 1988. She graduated from Idaho State University with a Bachelor's degree in Business Management. Mrs. Taylor owns 1,000 shares in the Company.

Officers and Key Personnel of Bank of Idaho:

Park Price
President/Chief Executive Officer
See information under Bank of Idaho Holding Co.

Ralph M. Hartwell
Corporate Secretary
See information under Bank of Idaho Holding Co.

Shanon L. Taylor
Assistant Corporate Secretary/Vice President-Administration
See information under Bank of Idaho Holding Co.

Jeffrey E. Jones
Executive Vice President/Chief Officer of Operations
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 528-3002
Age: 60

Mr. Jones first joined the Bank in 1997 as a VP/Manager. In 1998, Mr. Jones was elevated to his current position of Executive VP & COO. Prior to his service with the Bank, Mr. Jones was a VP/Relationship Manager at Wells Fargo Bank from 4/96 to 12/97 and was a VP/District Manger at First Interstate Bank from 1/93 to 4/96. Mr. Jones graduated from Idaho State University in 1971 with a bachelor's degree in English and an Accounting minor. Mr. Jones is a 1985 graduate of Pacific Coast Banking School. Mr. Jones owns 4,935 shares in the Company.

Jeff Manser
Vice President and Chief Financial Officer & Cashier
See information under Bank of Idaho Holding Co.

R. Scott Nadauld
Senior Vice President/Loan Administration
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 528-3003
Age: 63

Mr. Nadauld first joined the Bank in 1997 as an Assistant VP/Commercial Loan Officer. In 1999, Mr. Nadauld was elevated to his current position of Loan Administration and then promoted to Senior Vice President/Loan Administration in 2008. Prior to joining the Bank, he served as an Assistant VP/Commercial Loan Officer with Wells Fargo Bank/First Interstate Bank since 1968. Mr. Nadauld owns 2,320 shares in the Company.

Judy R. Ker
Vice President/Human Resources
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 528-3005
Age: 63

Ms. Ker has been with the bank since 1992 in the Human Resource management capacity. She was promoted to Vice President/Human Resources in 1998. She started her career at Valley Bank as a teller, moving to Operations officer and then Vice President of Human Resources. She has also been a consultant for Financial Education and Development and is a certified trainer. She graduated from Glenn E. Clark Business College, and the American Bankers Associations Graduate School of Human Resource Management. She is also certified through the American Management Association in the Fundamentals of Human Resource Management. Ms. Ker owns 1,200 shares in the Company.

Marge A. Dineen
Vice President/Controller
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 528-3006
Age: 71

Mrs. Dineen has been with the Bank for 16 years in various positions and was promoted to Vice President/Controller in 2010. She began her banking career in 1977 at Valley Bank working in administration and data processing. Her education includes classes at Idaho State University, Idaho Bankers Association, Federal Reserve Bank and Precision Computer Systems. Mrs. Dineen owns 1,100 shares in the Company.

Hal Peterson
Vice President/Senior Trust Officer
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 528-3031
Age: 54

Mr. Peterson has been with the Bank since 1999 as its VP/Trust Officer. Prior to joining the Bank, Mr. Peterson was a VP/Manager with Key Bank's Trust Department for four years. He graduated with a BA degree from Brigham Young University in 1980 and is a 2003 graduate of the Cannon Trust School and earned the CTFA (Certified Trust and Financial Advisor) designation. Mr. Peterson does not own any shares in the Company.

Larry Bell

Vice President/Regional Real Estate Manager
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 236-2960
Age: 61

Mr. Bell joined the Bank in 2001 as the Vice President/Mortgage Loan Manager and has helped grow the bank's mortgage lending activities in the Pocatello and Idaho Falls markets as well as expansion into Driggs and Twin Falls. His prior experience includes mortgage lending with Citizens Community Bank and First Security Bank. He graduated from Idaho State University with a Bachelor's degree in Marketing.

Sara Wilmot
Vice President/Manager
Customer Service Center
2117 Niagara, Idaho Falls, Idaho 83404
(208) 528-3060
Age: 34

Mrs. Wilmot is the Vice President and Operations Center Manager. She also assists the Chief Operating Officer with Deposit Compliance and Operations. She started with the bank in 1997 and has served in such capacities as bookkeeper, New Accounts Representative, Operations Supervisor until moving into her current position in 2004. Her prior experience included working as a teller and teller supervisor at the Bank of Commerce. She is currently attending Idaho State University and plans to obtain an Associate's degree in Business in 2011.

Michael D. Bennett
Vice President/Chief Information Officer
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 528-3039
Age: 52

Mr. Bennett is the Vice President/Chief Information officer and has been with the bank since 1999. Prior to that time, he owned his own Business Technology Services company and was the Vice President of R&L Data Systems/Connecting Point in Idaho Falls, Idaho. He attended UVSC in Electrical Automation. Mr. Bennett owns 400 shares in the Company.

Robert W. Barnes
Vice President/Commercial Lender
151 N. Ridge, Ste. 240
Idaho Falls, Idaho 83402
(208) 528-3011
Age: 59

Mr. Barnes joined the Bank in August 1998 as a Vice President/Commercial Loan Officer and Loan Compliance Officer. His prior experience includes managing four branches for First Interstate Bank; managing United Security Mortgage Company; and Loan Administrator for The Idaho Company. He graduated from Idaho State University with a Bachelor of Business Administration degree. Mr. Barnes owns 1,125 shares in the Company.

Other Officer Related Matters:

The Company maintains a term life insurance policy in the face amount of $450,000 on its chief executive officer. All proceeds are payable to the Company. There is no requirement that these insurance proceeds must be used to redeem stock owned by the chief executive officer in the event of his death. The Company does not maintain any additional life insurance on its other officers other than provided in its standard benefits package.

DIRECTORS OF THE COMPANY

The Company's and the Bank's respective Directors are elected annually by the shareholders. In electing the Company's Board Members, the shareholders are allowed to cumulate their votes for each of the director positions. There are currently seven (7) Directors sitting on the Board for the Company and seven (7) Directors sitting on the Board of the Bank. The Company's and the Bank's Directors are as follows:

Bank of Idaho Holding Co.:

Emma L. Atchley
Director of Bank of Idaho Holding Co.
4050 E. 1300 N.
Ashton, Idaho 83420
(208) 652-3560
Age: 63

Mrs. Atchley serves as director, corporate secretary and assistant manager of Flying A Ranch; director and corporate secretary of CEA Corporation; director, corporate secretary and general manager of Ashton Hi Tech Seed Co. She is a graduate of the University of Idaho and received her Masters in English at Claremont Graduate School. Mrs. Atchley owns 28,000 shares in the Company. She has been a Director of the Bank and the Company since 2002.

Steven E. Carr
Director of Bank of Idaho Holding Co.
7115 S. Holmes
Idaho Falls, Idaho 83404
(208) 524-8010
Age: 53

Mr. Carr is a partner in the law firm of Fuller & Carr. He is a graduate of Utah State University and received his Juris Doctor from Arizona State University. His education included English Literature Studies at Idaho State University and Corporate Leadership Training at Harvard's Kennedy School of Government. Mr. Carr owns 850 Shares in the Company. He has been a Director of the Bank and the Company since 2008.

Ralph M. Hartwell
Director of Bank of Idaho Holding Co.
See information under *Officers and Key Personnel of the Company.* Mr. Hartwell owns 64,651 shares in the Company. Mr. Hartwell is 79 years old.

Kenlon Johnson
Director of Bank of Idaho Holding Co.
2965 S. Boulevard
Idaho Falls, Idaho 83404
(208) 522-4190
Age: 65

Mr. Johnson is President of Forde Johnson Oil Company operating in Idaho Falls, Idaho. He is also a director of Blue Cross of Idaho. He previously served on the Board of West One Bank for 11 years. He is a graduate of the University of Idaho with a degree in accounting. Mr. Johnson owns 400 shares in the Company. He has been a Director of the Bank and the Company since 2004.

Harold L. Latin
Director of Bank of Idaho Holding Co.
1365 Mojave

Idaho Falls, Idaho 83404
(208) 522-7143
Age: 88

Mr. Latin has been employed as an Independent Management Consultant since 1985. He graduated from Northwestern University of Evanston, Illinois in 1942 with a BS degree. He also received his Masters degree from the University of Santa Clara, Santa Clara, California in 1963. Mr. Latin was the VP of Finance and Administration at Energy Incorporated and previously the Chief Accounting Officer and Treasurer of Technology for Communications International. Mr. Latin owns 40,475 shares in the Company. He has been a Director of the Bank since 1985 and the Company since 1997.

Park Price
Director of Bank of Idaho Holding Co.
See information under *Officers and Key Personnel of the Company*. Mr. Price owns 73,665 shares in the Company. Mr. Price is 68 years old.

John Rigby
Director of Bank of Idaho Holding Co.
5082 W. Parsons Dr.
Hidden Springs, Idaho 83714
(208) 841-1906
Age: 53

Mr. Rigby serves as the Marketing Director for Nitrocision, LLC a high-pressure liquid nitrogen equipment company. He was previously the CIO for Nitrocision, LLC and sister company TRUTech, LLC. His career also includes the CIO for a technology staffing company and several technology positions including Database Administrator and Systems Analyst with Idaho Power Company. He received his Bachelors of Science in Finance from University of Idaho. Mr. Rigby owns 50 shares in the Company. He has been a Director of both the Bank and the Company since 2004.

Bank of Idaho:

Emma L. Atchley
Director of Bank of Idaho
See information under Bank of Idaho Holding Co. above.

Steven E. Carr
Director of Bank of Idaho
See information under Bank of Idaho Holding Co. above.

Ralph M. Hartwell
Director of Bank of Idaho
See information under *Officers and Key Personnel of the Company* and under Bank of Idaho Holding Co. above.

Kenlon Johnson
Director of Bank of Idaho
See information under Bank of Idaho Holding Co. above.

Harold L. Latin
Director of Bank of Idaho
See information under Bank of Idaho Holding Co. above.

Park Price
Director of Bank of Idaho
See information under *Officers and Key Personnel of the Company* and under Bank of Idaho Holding Co. above.

John Rigby
Director of Bank of Idaho
See information under Bank of Idaho Holding Co. above.

Other Director Related Matters:

The Company maintains a term life insurance policy in the face amount of $450,000 on its chief executive officer and chairman of the board of directors, Park Price. All proceeds are payable to the Company. There is no requirement that these insurance proceeds must be used to redeem stock owned by the chief executive officer in the event of his death. The Company does not maintain any other life insurance on its other directors.

SECURITY OWNERSHIP OF OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS

After the formation of Company in 1997, it became the sole shareholder of the Bank through an exchange by the Bank's shareholders of their Bank stock for shares in the Company. The following is a list of the principal shareholders of the Company's sole class of common stock, including the security ownership of key officers of the Company and the Company's officers and directors as a group. The list does not reflect any stock purchases that these principal shareholders may make as a result of this Offering.

Name and Address of Principal Shareholders/Key Officers/Officers and Directors as a Group	No. Common Shares Held Before the Offering	% of Total	No. of Common Shares Held if Maximum Sold	% of Total Shares
Bank of Idaho Holding Co. Employee Stock Ownership Plan Bank of Idaho, Trustee 399 North Capital Avenue Idaho Falls, Idaho 83403	232,033	18.00%	232,033	16.00%
William F. Rigby 23004 Westmoreland Circle Idaho Falls, Idaho 83402				
Directly Owned:	208,965	16.00%	208,965	14.00%
Beneficially Owned (through family relationships):	116,409	9.00%	116,409	8.00%
Nonqualified Stock Option (not exercised):	70,000	5.00%	70,000	5.00%
Total:	395,374	30.00%	395,374	27.00%
Fred T. & Carolyn Thompson Family Trust Fred & Carolyn Thompson, Trustee 222 Churchill Drive Burley, Idaho 83318	150,000	11.00%	150,000	10.00%
Park Price President & CEO 1098 E. 25th Street Idaho Falls, Idaho 83404	73,665	6.00%	73,665	5.00%
Jeff Manser Treasurer/VP/CFO 466 W. Hibiscus Boise, Idaho 83706	2,500	.30%	2,500	.20%
Jeffrey D. Jones Exec. VP/COO 925 Summerset Ct. Idaho Falls, Idaho 83404	4,935	.40%	4,935	.30%
Company's and Bank's Officers and Directors as a Group[1]	256,276	19%	256,276	17%

The following table shows the terms of the outstanding nonqualified stock option held by the Company's officers, directors or principal shareholders. See "*Capitalization*" and "*Exhibit A- Audited Consolidated Financial Statements of Bank of Idaho Holding Co. and Bank of Idaho- Note 9 – Stock Options*".

Option Holder	No. of Shares	Exercise Price	Date of Exercise
William F. Rigby	70,000	22.34	Still Outstanding

[1] This group includes the 7 common directors of the Company and Bank who hold common shares and the 17 key officers and personnel of the Company and the Bank who hold common shares. See "*Officers and Key Personnel of the Company*" and "*Directors of the Company*".

MANAGEMENT RELATIONSHIPS AND TRANSACTIONS

John Rigby, son of William F. Rigby, was appointed to the Board of Directors of both the Bank and the Company in July 2004 and remains a Director of both to date. William F. Rigby retired from the Bank and Company's management and Board of Directors in December 2009. Prior to his retirement, Mr. Rigby was the Company's and the Bank's President and Chief Executive Officer. Mr. Rigby remains a principal shareholder in the Company.

The Bank of Idaho ("Bank") has made and will continue to make loans to its Officers, Directors and Shareholders in the ordinary course of business. All such transactions were approved by the Bank's Board of Directors and were made on substantially the same terms, including interest rates, collateral and conditions, as those prevailing at the time for comparable Bank transactions with unrelated customers. Further, the Bank is restricted on the extent and amount of loans it can make to is officers and directors. *See "Supervision and Regulation"*. All transactions described herein have complied with said restrictions. As of December 31, 2009, the aggregate amount of loans to related parties was approximately $472,528.

The Company and the Bank rent administrative office space from Hannah's Holdings, LLC which is controlled by William F. Rigby, the Company's and Bank's former employee and current shareholder. The administrative offices are located at 151 N. Ridge, Suite 240, Idaho Falls, Idaho and the space is used jointly by the Company and the Bank with no separation of the office space. All lease payments are set at what management believes to be comparable market rates for similar office space. The rent for the administrative offices is $9,654.94 per month. See *"Business and Properties – Branch Facilities and Other Real Property"*. William F. Rigby's daughter, Diane Rigby Kiehn, also has an ownership interest in Hannah's Holdings, LLC. Mr. Rigby's and Ms. Keihn's ownership in Hannah's Holdings, LLC are 62.7% and 37.3%, respectively.

OFFICER AND DIRECTOR REMUNERATION

Remuneration paid by the Company and the Bank to their three highest paid officers or directors for the last fiscal year is as follows:**Bank of Idaho Holding Co./Bank of Idaho**	**Cash**	**Other**	**Aggregate**
Park Price, President (Company/Bank)\CEO (Bank)	$205,215.84	$20,984.40[2]	$226,200.24
Jeffrey E Jones, Executive VP (Bank)\COO (Bank)	$165,599.92	$14,058.24[3]	$159,448.66[5]
Jeff Manser, Vice Pres. (Bank)\CFO(Bank)\Cashier (Co.)	$168,141.66	$11,222.33[4]	$174,683.99[6]
Total as a Group (3 Persons):	$538,957.42	$35,014.97	560,332.89

[2] The president is also a Director of the Company and the Bank. This amount represents $1,525.68 for fringe benefits, $8,208.72 for matching 401(k) contribution paid by the Bank, $11,250.00 for director's fees, and zero accrual of compensation expense for stock appreciation rights for the 2009 fiscal year due to decline under the Stock Appreciation Rights Plan.

[3] This amount represents $7,438.32 for fringe benefits, $6,619.92 for matching 401(k) contribution paid by the Bank. There was a negative accrual of $20,209.50 of compensation expense for stock appreciation rights for the 2009 fiscal year due to decline in value under the Stock Appreciation Rights Plan.

[4] This amount represents $4,502.32 for fringe benefits, $6,720.01 for matching 401(k) contribution paid by the Bank. There was a negative accrual of $4,680.00 of compensation expense for stock appreciation rights for the 2009 fiscal year due to decline in value under the Stock Appreciation Rights Plan.

[5] The aggregate compensation has been adjusted to reflect the negative accrual of compensation expense.

Remuneration to the officers and directors is not expected to materially change during the next fiscal year. There are no written employment agreements with the Company's and the Bank's officers and directors. The Company currently has one non-qualified stock option program from which 70,000 shares were granted to one individual. The term of this plan expires in December 2017.

The Company also offers a 401k/KSOP plan to its employees in which an employee can contribute salary dollars each pay period. The 401k portion of the plan invests in Dimensional Fund Advisor funds that are managed through the Bank's Trust Department. The KSOP portion allows employees to purchase Company stock and the Bank matches up to a maximum of 4% towards the KSOP portion. The KSOP plan is administered through the Bank's Trust Department.

The Bank also offers a Stock Appreciation Rights ("SARs") plan. The Bank generally awards 20,000 units per year to officers and key employees. The price of the SARs is determined each year through an independent appraisal. SARs are not shares in the Company. An employee receives a cash benefit at time of separation from the Company determined by the difference in the award price and the exercise price at the time of separation. The current SARs plan will expire in 2010 unless the plan is renewed. The Company's Board of Directors will be reviewing whether or not to renew the SARs plan this fall.

LEGAL PROCEEDINGS

In the ordinary course of business, the Bank is involved in litigation as the plaintiff in actions to collect unpaid or delinquent loans and leases the Bank has made. The Bank also appears from time to time as a creditor in bankruptcy proceedings for the same purpose. The sums the Bank is seeking to collect generally have been accounted for as losses by the Bank prior to the initiation of any legal action and therefore have already been reflected in the Company's financial statements contained in this Offering Circular. In the event that the bad debt has not been previously accounted for, the obligation is generally considered to be adequately secured by real or personal property. Certain regulations also require the Bank to maintain reserves for loan losses. Consequently, it is highly unlikely that any collection actions would have a material adverse effect on the Bank's business, financial condition, or operations.

During 2001 through December of 2009, the Bank had been a member of three separate limited liability companies which were formed with third parties to provide or originate loans secured by real and personal property. The Bank's 2009 examination by the Federal Deposit Insurance Corporation ("FDIC") and the Idaho Department of Finance ("Department") determined that these arrangements were not in compliance with Real Estate Settlement Procedures Act ("RESPA"). As a result, the Bank suspended these operations effective September 30, 2009 and dissolved the existing limited liability company before December 31, 2009. In March of 2010, a Consent Order was issued by the FDIC and the Department that requires the Bank take certain measures to ensure compliance with RESPA in its mortgage operations and any future controlled business arrangements. Management has taken steps to implement and carry out all requirements set out in the Consent Order. This administrative action could result in the assessment of a monetary penalty upon the Bank which Management estimates could be in the range of $0 to $920,000.00. A copy of the Consent Order will be provided upon request. See *Notes 1 and 12 to Financial Statements attached as Exhibit A*.

Effective for the 2007 tax year, the Company and its shareholders made an election to have the Company taxed as a Subchapter S corporation for federal and state income tax purposes. Some of the Company's electing shareholders were Individual Retirement Accounts ("IRAs"). A majority of these IRAs were administered by the Bank's trust department, with the balance being administered by other third party financial institutions. Under applicable tax law, the IRAs qualified as Subchapter S shareholders, but would nevertheless be subject to the tax on Unrelated Business Taxable Income ("UBTI") on the IRA's share of the Company's annual earning and upon the

---

[6] The aggregate compensation has been adjusted to reflect the negative accrual of compensation expense.

ultimate liquidation of the IRA's investment in the Company. The IRA beneficiaries have alleged that the Bank (in its trustee capacity), the Company and/or its tax advisors in structuring the Subchapter S Election, did not adequately disclose the UBTI tax consequences to the IRA shareholders. The Company has taken steps to mitigate the UBTI tax consequences to the IRA shareholders and as of December 31, 2009, all Company shares owned by IRAs have been sold to the IRA beneficiaries or a third party. The claims of the IRA shareholders whose accounts were managed by the Bank's trust department are covered in part by Trust E&O insurance maintained by the Bank. Management and legal counsel report the remaining uninsured claims amounted to less than $40,000.00 and have been paid and settled with each individual IRA shareholder. The Company has preserved its rights to make a claim against its tax advisors as a result of the IRA beneficiaries' claims.

MATERIAL FEDERAL TAX CONSEQUENCES

The Company is taxed as Subchapter S corporation for federal and state income tax purposes. As such, the Company is limited as to the type and number of shareholders it can have. The Company can only have 100 shareholders that are not otherwise treated as one shareholder under the applicable rules. A new investor in the Company can only be a US citizen, a resident alien, an estate and certain types of trusts. Failure to satisfy these requirements can result in a loss of S corporation status and a loss of the advantages associated with being a Subchapter S corporation. In order to ensure its Subchapter S election, the Company will only accept subscriptions from approximately ten (10) new investors that otherwise qualify to be a shareholder in a Subchapter S corporation and any new shareholder must agree to be bound of the transfer restrictions contained in the Company's Amended and Restated Transfer Restriction Agreement. See *"Plan of Distribution"* and *"Share Transfer Restrictions"*.

Avoiding Double Taxation

The primary reason for a corporation to elect S corporation status is that, with certain exceptions, Subchapter S corporations are not subject to federal income taxes at the corporate level. A corporation that has not elected Subchapter S corporation status pays federal tax at a rate up to 35% on its taxable income, with shareholders paying a further tax on distributed dividends. A Subchapter S corporation, however, pays no tax on its income, except in certain circumstances, and the tax burden flows through to its shareholders, who will be taxed on their pro rata share of income at their individual rates. Generally, this results in more after-tax dollars available for operations or for the shareholders.

On January 1, 2007, the Company elected Subchapter S corporation status. Prior to such election, the Company had been taxed as a Subchapter C corporation. As a result of this conversion from Subchapter C corporation to Subchapter S corporation status, any built-in gains (such as appreciation in the value of the Company's/Bank's facilities, bond portfolio, or its other real estate) in the assets held on the date of conversion to a Subchapter S corporation status generally will be subject to corporate-level tax if those assets are sold within ten (10) years after the conversion. While management of the Company does not anticipate selling assets that will give rise to built-in gain tax for such period, there is a possibility that such a tax could arise.

Additionally, a financial institution that uses the reserve method of accounting for loan losses cannot be a Subchapter S corporation. Therefore, to qualify as a Subchapter S corporation, the Company and the Bank altered its method of accounting for loan losses from the reserve method to the specific charge-off method. The resulting adjustment incurred the built-in gain tax relative to the loan loss reserves the Company had at the time of its Subchapter S election. Such tax was satisfied by the Company in its first two years as an S corporation and no further built-in gain tax will apply with respect to the change of accounting methods for loan losses.

Passive Investment Income

A Subchapter S corporation, which has both accumulated earnings and profits (E&P) from the period it was a Subchapter C Corporation and subsequently has passive investment income, is subject to special rules. Specifically, a corporate-level tax is imposed on net passive investment income when the corporation has E&P and its passive investment income exceeds 25% of its gross receipts. The tax is assessed at the highest corporate tax rate. Additionally, if a Subchapter S corporation has both E&P and excess passive investment income for three consecutive taxable years, its Subchapter S election will terminate.

Generally, interest income is one type of income considered passive investment income, thereby giving rise to the tax described above. However, under the Internal Revenue Code and IRS guidelines, the Company's and the Bank's interest income is specifically excluded from the definition of passive investment income. Based on these exclusions and the Company's current activities, the passive investment income tax does not apply. However, a change in law or the Company's activities could result in a different characterization of the income and the application of such tax.

Shareholder Liability for Income Taxes on Corporate Earnings

Like a partnership, the income of a Subchapter S corporation passes through to its shareholders based on their respective ownership interests in the Company. Thus, if a shareholder owns 10% of the Company's common stock, 10% of the income, expenses, losses, and gains will pass through to the shareholder, who will be liable for the taxes on that amount. Moreover, separately stated items of income and loss will pass directly through to shareholders, retaining the character of each separately stated item (e.g., capital gain, capital loss, and charitable contributions). It is important to note that distributions to Subchapter S corporation shareholders generally are not taxable. Rather, Subchapter S corporation shareholders are taxed on the income earned by the corporation even if the corporation makes no distributions.

Each shareholder is required to include the shareholder's pro rata share of the Subchapter S corporation's income in calculating the shareholder's estimated and annual tax payments. This means that a shareholder could have a tax liability but receive no distribution to help pay for such income tax liability. In addition, since each shareholder must report a proportionate share of the Company's income on the shareholder's federal and state income tax returns, each shareholder's adjusted gross income (AGI) will increase accordingly, which could result in the loss of certain income tax deductions that are limited by a shareholder's AGI. Shareholders receive a Schedule K-1 each year reflecting the shareholder's pro rata share of the income, losses, deductions, and credits of the Subchapter S corporation for the year. See "*Dividends, Distributions and Redemptions*".

Shareholders will also receive an Idaho Form K-1 each year. Shareholders of the Company must report their respective shares of the Company's income to Idaho. A shareholder who is not an Idaho resident must report his or her share of the Company's income to Idaho as gross income from Idaho sources if the amount exceeds a threshold established by the state of Idaho. Shareholders who are not residents or who are part-year residents of Idaho may be subject to tax on such share in their home states as well, in which circumstance a credit is typically available to alleviate some or all of the resulting double-tax.

Subchapter S Corporation Losses

If a Subchapter S corporation incurs a loss for a taxable year, each shareholder will, generally, be able to use his or her pro rata share of the loss to offset his or her income for the year. The shareholder's ability to use the loss to his or her advantage is subject to certain limitations, such as the "basis" rules, the "at risk" rules, and the "passive activity loss rules".

Basis. A Subchapter S corporation shareholder can only take a pass through loss to the extent of the shareholder's basis in his or her S corporation stock. For purchasing shareholders, this would be the cost of the stock purchased. A shareholder's basis in his or her stock is increased by, among other things, the shareholder's share of the Subchapter S corporation's separately stated items of income and nonseparately computed income, regardless of whether the income is distributed to shareholders. A shareholder's basis in his or her stock is reduced (but not below zero) by, among other things, distributions to the shareholder that are not generally includible in the shareholder's income for tax purposes and the shareholder's share of the Subchapter S corporation's separately stated items of deduction and loss and nonseparately computed loss.

At Risk Rules. Even if a shareholder has enough basis to take his or her share of Subchapter S corporation loss, the at risk rules may limit such ability. Under the at risk rules, a shareholder's share of loss may only be used to offset income to the extent that the shareholder is at risk in the Company at the end of the taxable year.

Generally, the amount at risk is the amount of the shareholder's capital contributions and the share of Subchapter S liabilities for which the shareholder bears personal liability.

Passive Activity Loss Rules. The passive activity loss rules may also limit the amount of loss a Subchapter S corporation shareholder may take. For these purposes, a passive activity is one involving the conduct of a trade or business in which the taxpayer does not materially participate. A taxpayer materially participates if he or she is involved in the activity's operations on a regular, continuous, and substantial basis. Generally, taxpayers may use losses from passive activities only to offset income from other passive activities.

Distributions

Generally, distributions of cash are nontaxable to the shareholder to the extent of the shareholder's basis in his or her Subchapter S corporation stock. The amount of a cash distribution exceeding the shareholder's basis is typically taxed as a capital gain. The distribution of in-kind property by a Subchapter S corporation to a shareholder is deemed to be a sale of the property to the shareholder. The resulting gain or loss passes through to the shareholders.

As described above, generally, a Subchapter S corporation shareholder may receive distributions from the corporation tax-free to the extent that the shareholder has basis in his or her stock. However, a special rule applies to Subchapter S corporations, such as the Company, that may have C corporation E&P. For these corporations, distributions are tax free to shareholders to the extent that they do not exceed the undistributed Subchapter S corporation income as reflected in the corporation's accumulated adjustments account ("AAA"). Excess distribution amounts may be taxable to shareholders as ordinary dividends. AAA is a corporate-level account that generally reflects the accumulated (i.e., undistributed) income and losses for those years in which the S election is in place. For a Subchapter S corporation with E&P, distributions are treated as follow: First, tax free to the extent of the corporation's AAA, if the shareholder has sufficient basis, and if not, as capital gains. Second, as a dividend distribution, taxable to the shareholder, to the extent of E&P. Lastly, tax free, to the extent of any remaining shareholder basis, and as capital gain thereafter.

Alternative Minimum Tax

Subchapter S corporations are not subject to the federal corporate alternative minimum tax or the accumulated earnings tax. However, Subchapter S corporation shareholders may be allocated alternative minimum tax preference items on the Schedule K-1 received as an shareholder.

Additional Record Keeping

Record keeping for a Subchapter S corporation shareholder is, generally, more complex because the shareholder needs to maintain records of his or her adjusted tax basis in the common stock for federal income tax purposes and report each separately stated item of income and loss individually on the shareholder's tax returns.

The foregoing discussion does not attempt to describe all of the possible consequences to shareholders of a Subchapter S corporation. Current tax laws and regulations may change materially after the date of this document. All persons considering an investment in the Company are strongly urged to consult his or her individual tax advisor for a more thorough understanding of the personal tax consequences of Subchapter S corporation share ownership based upon the shareholder's individual circumstances. A tax opinion has been included as an exhibit to the Company's Offering Statement on Form 1-A filed with the Securities and Exchange Commission.

SHARE TRANSFER RESTRICTIONS

The Shares issued in this Offering are subject to the terms and conditions of the Company's Amended and Restated Transfer Restriction Agreement ("Transfer Agreement"). The purpose of the Transfer Agreement is to ensure the compliance with Subchapter S shareholder rules and compliance with applicable banking and securities laws. All new investors must agree to be bound by the terms and conditions of the Transfer Agreement or their subscription will be rejected by the Company.

The Transfer Agreement allows current or new shareholders to generally transfer acquired Shares to permitted shareholders upon written notice to the Company. Permitted shareholders generally include a current or new shareholder's spouse, their lineal descendants, and certain qualified trusts, as long as proposed transferee is otherwise qualified to be shareholder in a Subchapter S Corporation. Subsequent transfers of acquired Shares by current or new shareholders to individuals or trusts other than permitted shareholders by sale or gift requires notice to the Company about the intended transfer and gives the Company the option to purchase a portion or all of the offered Shares within twenty (20) days of receipt of the notice of intended transfer. The purchase price that the Company would be required to pay to exercise its option if the transfer is by sale is the proposed purchase price to be paid by the prospective purchaser. If the transfer was by gift or otherwise, then the purchase price that the Company would be required to pay to exercise its option is the per share price as determined by the Company's Board of Directors. The Board of Directors will establish the per share value at least annually and can do so more frequently in its sole discretion. If the Company does not exercise its option to purchase, then the transfer is allowed subject to the continued application of the Transfer Agreement to any subsequent holder of the Shares.

A copy of the Transfer Agreement is attached to this Offering Circular as Exhibit B and also has been filed as an exhibit to the Company's Form 1-A Offering Statement filed with the SEC. See *"Plan of Distribution"*.

COMPARATIVE FINANCIAL STATEMENTS

The comparative financial data summarized below for the years ended December 31, 2009, 2008, 2007, 2006, and 2005, is taken from financial information provided by the Company's Management and audited by the Company's independent accountants. The interim comparative financial data summarized for the period ending June 30, 2010, is taken from financial information provided by the Company's Management and is unaudited. In the opinion of Management, all adjustments necessary for a fair statement of results of income and cash flows for the period ending June 30, 2010 have been made to the interim financial information presented below. This data should be read in conjunction with *"Management Discussion and Analysis of Financial Condition and Results of Operations"* and *"Exhibits A & B."*

Comparative Balance Sheet

	Unaudited 6/30/2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
ASSETS						
Cash	$ 7,218,051	$ 5,666,588	$ 6,916,298	$ 8,060,661	$ 8,655,938	$ 12,654,819
Federal funds sold	4,125,000	6,335,000	-	-	-	-
Interest bearing deposits in bank	250,000	250,000	6,265,000	-	-	1,400,000
Securities available for sale, at fair value	40,197,359	39,915,324	28,396,975	35,021,445	46,891,426	46,064,441
Securities held to maturity, at cost (fair value of $4,302,963 and $5,387,149 at December 31, 2006 and 2005, respectively; fair value of $2,037,443 and $2,956,900 at December 31, 2008 and 2007 respectively; fair value of $1,253,018 and $2,037,443 at December 31, 2009 and 2008, respectively; fair value of $613,598 and $1,253,018 at June 30, 2010 and December 31, 2009, respectively)	599,617	1,228,582	1,998,593	2,883,285	4,194,876	5,194,751
Federal Home Loan Bank stock, at cost	579,400	579,400	579,400	579,400	579,400	579,400
Mortgage loans held for sale	9,475,193	7,557,358	6,305,588	5,402,087	7,510,012	3,358,572
Loans, net of allowance for loan losses of at December 31, 2008 and 2007 respectively	177,068,658	181,290,642	195,921,807	197,277,736	146,657,015	133,038,436
Accrued interest receivable	1,258,832	1,363,060	1,409,975	1,652,026	1,495,254	1,526,059
Premises and equipment, net	5,193,627	5,381,890	5,716,546	5,405,794	6,949,180	5,208,719
Other assets	5,377,069	3,784,010	1,499,472	1,265,008	931,053	685,360
TOTAL ASSETS	$ 251,342,806	$ 253,351,854	$ 255,009,654	$ 257,547,442	$ 223,864,154	$ 209,714,557
LIAB. AND STOCKHOLDER'S EQUITY						
Deposits						
Noninterest Bearing	$ 53,717,540	$ 52,962,537	$ 56,624,097	$ 54,952,199	$ 57,721,286	$ 55,711,134
Interest Bearing						
NOW Demand	49,231,999	47,885,751	41,031,390	24,736,850	19,720,333	22,595,349
Savings	45,558,125	38,590,377	14,739,676	14,695,329	17,943,478	20,521,281
Money Market	28,613,623	32,292,477	43,239,748	38,057,178	27,629,388	22,243,244
Time Certificates of Deposit	43,175,394	46,953,693	62,020,440	65,811,434	58,295,472	49,307,441
Total Deposits	220,296,681	218,684,835	217,655,351	198,252,990	181,309,957	170,378,449
Securities sold under agreements to repurchase	2,676,019	4,345,334	4,151,451	22,527,025	20,188,339	19,943,769
Accrued Interest Payable	123,719	142,150	268,055	416,327	-	-
Accounts payable and accrued liabilities	2,384,401	2,489,365	1,765,700	1,558,991	2,724,489	2,152,656
Stock appreciation rights	221,051	188,952	401,454	786,514	-	-
Federal funds purchased	-	-	-	12,850,000	1855,000	-
Federal Home Loan Bank advances and other borrowings	4,000,000	6,000,000	9,000,000	34,851	85,513	1,283,857

	Unaudited 6/30/2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
	9,405,190	13,165,801	15,586,660	38,173,708	24,853,341	23,380,282
Total Liabilities	$ 229,701,871	$ 231,840,636	$ 233,242,011	$ 236,426,698	$ 206,163,298	$193,758,731
STOCKHOLDERS' EQUITY:						
Common Stock, no par value[7]	8,749,114	8,749,114	8,627,078	7,605,103	7,398,431	7,853,635
Retained earnings	12,304,631	12,289,756	12,858,231	13,377,492	10,459,302	8,302,983
Unearned compensation, KSOP Shares	-	-	-	-	-	(81,700)
Accumulated Other Comprehensive Income	587,190	462,348	282,334	138,149	-	-
Accumulated other comprehensive loss					(156,877)	(119,092)
Total Stockholders' Equity	21,640,935	21,501,218	21,767,643	21,120,744	17,700,856	15,955,826
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY:	$ 251,342,806	$ 253,351,854	$ 255,009,654	$ 257,547,442	$ 223,864,154	$ 209,714,557

Comparative Income Statement

	Unaudited 6/30/2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
INTEREST AND DIVIDEND INCOME						
Loans, including fees	$ 6,107,887	$ 13,250,069	$ 15,082,206	$ 16,065,347	$ 12,568,333	$ 10,543,722
Securities						
Held to maturity	30,347	75,488	117,740	182,335	240,085	285,294
Available for sale	630,740	1,103,119	1,282,877	1,871,426	1,971,188	1,369,810
Other income	5,790	12,200	52,654	69,246	116,130	234,351
Federal funds sold	-	-	-	-	160	2,300
Federal Home Loan Bank dividends	-	-	-	-	-	-
Total interest and dividend income	6,774,764	14,440,876	16,535,477	18,188,354	14,895,896	12,435,477
INTEREST EXPENSE						
NOW demand and savings	641,142	934,669	701,145	214,507	173,702	136,274
Money market	42,404	193,962	854,296	1,461,630	914,088	561,830
Time certificates of deposit	401,736	1,313,130	2,292,205	3,095,919	2,130,946	1,366,268
Federal Home Loan Bank advances and other						

[7] 3,000,000 shares authorized; and 1,320,498 shares issued and outstanding at June 30, 2010 and December 31. 2009, respectively; 3,000,000 shares authorized; 1,320,498 shares issued and outstanding at December 31, 2009 and 2008; 1,253,031 shares issued and outstanding at December 31, 2007; 1,251,640 and 1,265,358 issued and 1,251,640 and 1,261,242 outstanding at December 31, 2006 and 2005, respectively.

	Unaudited 6/30/2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
borrowings	99,187	239,740	643,202	1,174,310	731,158	460,342
Total Interest Expense:	1,184,469	2,681,501	4,490,848	5,946,366	3,949,894	2,524,714
NET INTEREST INCOME	5,590,295	11,759,375	12,044,629	12,241,988	10,946,002	9,910,763
Less Provision for Loan Losses	1,173,000	3,572,000	3,050,500	566,000	215,269	22,764
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,417,295	8,187,375	8,994,129	11,675,988	10,730,733	9,887,999
NONINTEREST INCOME						
Service Charges on Deposit Accounts	445,030	991,954	1,144,299	1,174,422	965,961	967,237
Gain on sale of mortgage loans held for sale	1,279,222	3,039,819	2,022,575	2,153,623	1,588,490	1,418,167
Merchant card income	24,807	42,307	43,662	65,480	293,655	406,517
Trust fee income	368,475	699,924	761,992	680,591	563,304	477,980
Gain on sale and call of securities	-	-	-	16,746	-	-
Gain on sale of loans	8,578	10,547	7,396	-	-	-
Loss on sale of securities	-	-	-	133,100	-	(36,219)
Other	141,201	214,429	148,409	119,920	37,088	28,553
TOTAL NONINTEREST INCOME:	2,267,313	4,998,980	4,128,333	4,343,882	3,448,498	3,262,235
NONINTEREST EXPENSE						
Salaries & Employee Benefits	3,733,744	7,163,405	6,980,197	6,954,065	6,205,195	5,497,743
Net occupancy Expenses	829,593	1,619,187	1,677,125	1,460,337	1,360,433	1,226,335
Advertising and business development	226,716	397,820	454,146	450,425	359,987	341,888
Accounting and consulting	125,454	236,268	219,870	245,641	178,484	187,406
Bankcard and merchant services	8,649	16,571	2,643	12,930	316,080	408,150
Data Processing	232,810	459,626	456,692	354,439	267,405	265,774
Legal	229,627	207,285	190,328	17,959	71,530	70,459
Telephone, postage and courier	123,911	248,576	259,797	297,087	274,037	306,285
Office supplies	70,875	127,390	124,369	138,894	125,761	116,302
FDIC assessment	186,160	511,145	139,033	-	-	-
General and administrative	769,148	1,903,237	1,194,223	1,484,168	1,178,724	998,329
TOTAL NONINTEREST EXPENSES	6,536,597	12,890,510	11,698,423	11,415,945	10,337,636	9,418,671
INCOME BEFORE INCOME TAXES	148,011	295,845	1,424,039	4,603,925	3,841,595	3,731,563
Income Tax Expense	1,086	19,201	63,900	170,736	1,371,436	1,328,692
NET INCOME	$ 146,925	$ 276,644	$ 1,360,139	$ 4,433,189	$ 2,470,159	$ 2,402,871

Comparative Cash Flow Statement

	Unaudited 6/30/2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	$ 146,925	$ 276,644	$ 1,360,139	$ 4,433,189	$ 2,470,159	$ 2,402,871
Adjustments to reconcile net income to net cash provided by operating activities						
Provision for loan losses	1,173,000	3,572,000	3,050,500	566,000	215,269	22,764
Net amortization for premiums on securities	338,295	209,815	65,061	106,423	219,591	419,146
Amortization of net deferred loan fees	(226,762)	(707,191)	(770,327)	(810,061)	(573,530)	(598,677)
Depreciation of premises and equipment	222,479	487,780	521,009	556,515	489,328	450,839
Net change in mortgage loans held for sale	(638,613)	1,788,049				
Originations of mortgage loans held for sale	-	-	(93,637,556)	(106,241,854)	(114,409,021)	(66,681,820)
Proceeds from sales of mortgage loans held for sale	-	-	94,756,630	110,503,402	111,846,490	67,971,197
KSOP compensation expense on committed to be released shares	-	-	-	-	81,700	88,300
Federal Home Loan Bank stock dividend	-	-	-	-	-	(2,300)
Deferred income taxes	-	-	-	-	334	80,390
Gain on sale of SBA loans	-	-	-	-	(419)	-
Gain on sale of credit card portfolio	-	-	-	(133,100)	-	-
Gain on sale of mortgage loans held for sale	(1,279,222)	(3,039,819)	(2,022,575)	(2,153,623)	(1,588,490)	(1,418,167)
Gain on sale of other real estate owned	-	-	-	(18,824)	(9,094)	(140,010)
Gain on call of securities	-	-	-	(16,746)	-	-
Loss on sale of securities	-	-	-	-	-	36,219
Loss on other real estate owned	(12,855)	21,137	-	-	-	-
(Gain) loss on disposal of assets	-	(1,350)	(70,655)	75,059	(971)	6,480
Stock appreciation rights expense	32,099	(212,502)	(385,060)	226,878	-	-
Equity compensation expense	-	122,036	-	183,221	11,996	-
Changes in assets and liabilities	-	-	-	-	-	-
Accrued interest receivable	104,228	46,915	242,051	(156,772)	30,805	(304,834)
Other Assets	1,298,926	(1,488,622)	609,593	(384,457)	(221,871)	334,344
Accrued interest payable	(18,431)	(125,905)	(148,272)	79,392	-	-
Accounts payable and accrued liabilities	(104,964)	723,665	206,709	(268,917)	571,833	1,111,136
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 999,105	$ 1,672,652	$ 3,777,247	$ 6,545,715	$ (865,891)	$ 3,777,878
CASH FLOWS FROM INVESTING ACTIVITIES						
Increase (decrease) in federal funds sold	-	-	-	-	1,400,000	(1,400,000)
Securities available for sale						
Maturities prepayments, and calls	7,063,490	11,256,672	13,899,221	14,680,904	7,490,043	9,909,819
Purchases	(7,560,013)	(22,804,811)	(7,195,935)	(2510,284)	(8,589,685)	(25,734,727)

	Unaudited 6/30/2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Sales	-	-	-	-	-	2,955,688
Securities held to maturity	-	(250,000)	-	-	-	-
Proceeds from maturities and calls	630,000	770,000	885,000	1,316,600	995,000	765,000
Net increase in loans	(51,269)	10,465,418	(1,768,301)	(50,594,997)	(13,525,563)	(7,968,932)
Purchases of premises and equipment	(34,216)	(153,124)	(851,313)	(975,658)	(2,233,818)	(873,491)
Proceeds from sales of premises and equipment	-	1,350	90,207	1,877,770	5,000	800
Proceeds from sales of other real estate owned	483,885	483,885	-	320,464	274,340	393,239
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	$ 531,877	$ (230,610)	$ 5,058,879	$(35,875,501)	$(14,184,683)	$(21,952,604)
CASH FLOWS FROM FINANCING ACTIVITIES						
Net increase (decrease) in federal funds purchased	-	-	(12,850,000)	10,995,000	1,855,000	(1,800,000)
Cash paid for dividends	(132,050)	(845,119)	(1,885,514)	(1,514,534)	(313,840)	(324,489)
Proceeds from FHLB advances and other borrowings	-	5,000,000	16,000,000	-	-	-
Repayments on FHLB advances and other borrowings	(2,000,000)	(8,000,000)	(7,034,851)	(50,662)	(1,198,344)	(285,640)
Net increase in deposits	1,611,846	1,029,484	19,402,361	16,943,033	10,931,508	29,712,356
Net increase (decrease) in securities sold under agreements to repurchase	(1,669,315)	193,883	(18,375,574)	2,338,686	244,570	(858,148)
Cash paid for purchase of KSOP shares	-	-	-	-	-	(170,000)
Cash paid for repurchases of common stock	-	-	-	-	(651,148)	(1,211,487)
Proceeds from the issuance of common stock	-	-	101,048	4,968	83,955	-
Proceeds from the exercise of stock options	-	-	927,041	18,018	99,993	152,893
NET CASH USED BY FINANCING ACTIVITIES	$ (2,189,519)	$ (2,621,752)	$(3,715,489)	$28,734,509	$11,051,691	$25,215,485
NET CHANGE IN CASH AND CASH EQUIVALENTS	(658,537)	(1,179,710)	5,120,637	(595,277)	(3,998,880)	7,040,759
CASH AND CASH EQUIVALENTS, beginning of year	12,001,588	13,181,298	8,060,661	8,655,938	12,654,819	5,614,060
CASH AND CASH EQUIVALENTS, end of year	$11,343,051	$12,001,588	$13,181,298	$8,060,661	$8,655,938	$12,654,819
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION						
Cash paid during the year for						
Interest	1,202,900	$2,807,406	$4,639,120	$5,866,984	$3,835,489	$2,439,046
Income taxes	1,086	77,775	102,736	140,000	1,660,323	1,292,067
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES						
Acquisition of real estate in settlement of loans	$3,363,015	$1,300,938	$844,057	$351,437	$265,245	$245,365

Return on Equity and Assets

	Unaudited June 30, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Return on Assets (net income/average total assets)	0.12%	0.11%	0.54%	1.82%	1.18%	1.21%
Return on Equity (net income/average book equity)	1.36%	1.24%	6.50%	23.47%	14.86%	14.81%
Net Income Per Share (Net income/total shares outstanding)	$0.11	$0.21	$1.03	$3.54	$1.97	$1.90
Dividends Per Share	$0.10	$0.64	$1.43	$1.21	$0.25	$0.25
Dividend Payout Ratio (dividend per share/net income per share)	91%	305%	139%	34.18%	12.69%	13.16%
Equity to Assets Ratio (average book equity/average total assets)	8.71%	8.93%	8.24%	7.75%	7.96%	8.15%

Selected Asset Quality Table

Impaired Loans:	Unaudited June 30, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Nonaccrual loans, not restructured	$7,854,406	$ 7,234,390	$ 5,339,373	$ 5,626,029	$ 7,495,918	$ 4,776,072
Other nonperforming loans	0	0	0	0	0	0
Total nonperforming loans(NPLs)	7,854,406	$ 7,234,390	$ 5,339,373	$5 ,626,029	$ 7,495,918	$ 4,776,072
Other real estate owned and foreclosed assets	3,784,684	1,923,472	1,965,458	1,792,884	1,011,291	1,011,764
Total nonperforming assets (NPAs)	$11,639,090	$ 9,157,862	$ 7,304,831	$ 7,418,913	$ 8,507,209	$ 5,787,836
Accruing loans past due 90 days or more	0	0	0	0	0	0
Accruing loans past due 30-89 days	1,324,000	87,000	740,000	259,000	701,000	761,000
Charged-off loans	$ 986,413	$ 1,866,271	$ 296,979	$ 232,440	$ 659,165	$ 653,610
Recoveries	30,475	40,330	9,131	36,599	59,183	3,953
Net Charge-offs	$ 955,938	$ 1,825,941	$ 287,848	$ 195,841	$ 599,982	$ 649,657
Provision for loan loss	$ 365,000	$ 2,052,000	$ 475,000	$ 480,000	$ 565,000	$ 1,017,000
Allowance for loan losses	$ 4,258,781	$ 4,087,999	$ 3,861,940	$ 3,674,788	$ 3,390,629	$ 3,425,611
Selected ratios:						
NPLs to loans, net of unearned discount	4.33%	3.90%	2.75%	2.83%	3.75%	2.40%
NPAs to total assets	4.63%	3.61%	2.94%	2.94%	3.45%	2.27%
Allowance for loan losses to NPAs	36.59%	44.64%	52.87%	49.53%	39.86%	59.19%
Allowance for loan losses to NPLs	54.22%	56.51%	72.33%	65.32%	45.23%	71.72%
Allowance for loan losses to loans, net of unearned discount	2.35%	2.21%	1.99%	1.85%	1.70%	1.72%
Loans 30-89 day past due to loans, net of unearned discount	0.73%	0.05%	0.38%	0.13%	0.35%	0.38%
Annualized net charge-offs to average loans	2.10%	3.85%	0.58%	0.39%	1.21%	1.30%

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial information and data contained elsewhere in this Offering Circular. See "*Comparative Financial Data*" and "*Exhibits A & B*".

Overview

The Bank's net income is derived primarily from its net interest income, which is the difference between interest earned on its loan and investment portfolios and its cost of funds -- primarily interest paid on deposits and borrowings. The volume of and yields earned on loans and investments and the volume of and rates paid on deposits determine net interest income.

Net income is also affected by noninterest income (primarily service charges on deposits, income from the sale of loans and other operating income) and noninterest expenses (primarily salaries and benefits, occupancy expenses, data processing costs and other operating expenses).

The allowances for loan losses is maintained at a level representing managements' best estimate of known and inherent losses in the loan portfolio, based upon management's evaluation of the portfolio's collectability. The allowance is established through the provision for loan losses, which is charged against income. Charge-offs, if any, are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. Allocation of allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The non-interest expense the Bank incurs in operating its business consists primarily of salaries, benefits and other compensation expenses, occupancy and furniture and equipment expenses, data processing costs, professional fees, marketing expenses, Federal Deposit Insurance Corporation premiums, and various other miscellaneous expenses. See "*Comparative Financial Data*" and "*Exhibits A & B*".

Balance Sheet Analysis

The Bank's unaudited, net income for the first six months of 2010 was $146,925. The Bank's net income for the fiscal year ended December 31, 2009, was $276,644 as compared to net income of $1,360,139, $4,433,189, $2,470,159 and $2,402,871 for the years ending December 31, 2008, 2007, 2006, and 2005 respectively. The decline in net income for the years 2008 and 2009 are reflective of the worsening economic climate which began in the fall of 2007. This decline adversely impacted mortgage banking income, trust department income and earned interest income. Loan quality worsened causing the Bank to add substantially to its reserves for loan losses.

As shown in the Selected Asset Quality Table on page [47] and in Table 9 below, the Bank's level of nonaccrual loans and other real estate owned have increased markedly over the past several years. The increase in non-performing assets can be traced to the effect that the national economic slowdown has had in the Company's market area. Negative economic effects include declining real estate sales, declining real estate prices, lower level of retail sales and higher levels of unemployment. The impact of these developments has resulted in a greater number of borrowers who have difficulty meeting the terms of their loans. In turn, the greater number of borrowers who are unable to meet the terms of their loan agreement results in an increase in the level of the Company's non-performing assets. There can be no assurances given that non-performing assets will not increase in the future. See "*Risk Factor*", "*Business and Properties--Economic Conditions in Bank's Service Area*" and "*Management Discussion and Analysis of Financial Conditions and Results of Operations--Loan Portfolio Quality; Allowance for Loan Losses*".

To mitigate the impact of the higher level of non-performing assets, the Company, in addition to efforts to collect or better secure these loans, maintains an allowance for loan losses. As shown on the Selected Asset Quality

Table on page [47], the allowance for loan losses to total loans has increased from 1.72% at December 31, 2008 to 2.35% at June 30, 2010. The ratio of the allowance for loan losses to non-performing loans has not exhibited that same trend, showing both increases and decreases over that same period. The absence of a specific trend in the ratio of the allowance to non-performing loans is attributable to the fact that non-performing loans are individually evaluated for collateral adequacy. If a non-performing loan's balance exceeds the net realizable value of the collateral, a specific allowance for that loan is established. If the net realizable value of the collateral exceeds the loan balance, no specific allowance is established for that non-performing loan. Therefore, there is not necessarily a direct correlation between the level of the allowance and the level of non-performing loans. See "*Management Discussion and Analysis of Financial Conditions and Results of Operations—Loan Portfolio Quality; Allowance for Loan Losses*".

The other category of non-performing assets carried on the Company's balance sheet is "other real estate owned and foreclosed assets". Other real estate owned represents property the Company has obtained in foreclosures. These properties are carried on the Bank's books at their market value. The Bank regularly reviews the market value of these properties and should the carrying value of the other real estate be found to exceed the market value, the value of the property is written down with the amount of the write-down recognized as an expense. See "*Management Discussion and Analysis of Financial Conditions and Results of Operations—Loan Portfolio Quality; Allowance for Loan Losses*".

At the conclusion of a visitation at the end of the second quarter of 2010 to review asset quality, capital and liquidity, the FDIC requested that the Bank limit its asset growth to not more than 5% without the FDIC's consent. The Company does not anticipate that this limitation will negatively impact its liquidity, capital, or competitive position in the market. The economic slowdown has translated into no measurable balance sheet growth for the Bank, as well as most community banks in our market area, for the past 24 months. The Bank's liquidity levels are well above policy guidelines and a period of slower growth should serve to strengthen capital levels. See "*Risk Factors*".

The Bank's unaudited total assets for the first six months of 2010 were $251,342,806. Total assets at December 31, 2009 were $253,351,854, down from $255,009,654 and $257,547,442 at December 31, 2008 and 2007, respectively, and up from $223,864,154 and $209,714,557 at December 31, 2006 and 2005, respectively. The Bank's unaudited, total deposits for the first six months of 2010 were $220,296,681. Total deposits stood at $218,684,835 as of December 31, 2009, up from $217,655,351 at December 31, 2008, and up from $198,252,990, $181,309,957 and $170,378,449 at December 31, 2007, 2006, and 2005, respectively. The Bank's unaudited, total loans, net of the allowance for loan losses, were $177,068,658 for the period ending June 30, 2010. Total loans, net of the allowance for loan losses, stood at $133,038,436 as of December 31, 2005, and at $146,657,015, $197,277,736, $195,921,807, and $181,290,642 as of December 31, 2006, 2007, 2008 and 2009, respectively. Since 2004, the Bank has offered interest bearing checking accounts, initially called Reward Checking. In 2008 this account was rebranded Kasasa. Kasasa Saver and Kasasa Tunes were added in addition to Kasasa Cash (the Rewards checking account). These accounts have attracted additional customers and higher balances from existing customers. As of June 30, 2010 and December 31, 2009 total deposit balances in the Kasasa family of accounts was $49.2 million and $41.3 million, respectively.

The Bank experienced rapid loan growth in 2006 and 2007. Management became concerned that loan growth was adversely impacting its liquidity and increasing its leverage to unacceptable levels. In 2008, the Bank sold over $10 million in loans to other banks to bring its liquidity and leverage ratios in line. The loan portfolio continued to decline in 2009 due to payoffs of maturing loans and weak loan demand.

Loan interest and fee income for the unaudited period ending June 30, 2010 was $6,107,887. Loan interest and fee income for the fiscal year ended December 31, 2009, was $13,250,069 compared to $15,082,206, $16,065,347, $12,568,333 and $10,543,722 for the years ending December 31, 2008, 2007, 2006, and 2005, respectively. Interest expense on deposits for the unaudited period ending June 30, 2010 was $1,184,469. Interest expense on deposits for the fiscal year ended December 31, 2009 was $2,681,501 compared to $4,490,848, $5,946,366, $3,949,894 and $2,524,714 for the years ending December 31, 2008, 2007, 2006, and 2005, respectively. Loan interest and fee income increased during the period 2005 – 2007 primarily as a result of robust loan demand, particularly construction and development loans and mortgage originations. These sectors declined in 2008 resulting in a decline in interest and fee income and continued through 2009 and 2010.

Non-interest income for the unaudited period ending June 30, 2010 was $2,267,313. Non-interest income was $4,998,980 for the fiscal year ended December 31, 2009, compared to $4,128,333, $4,343,882, $3,448,498 and $3,262,235 for the years ending December 31, 2008, 2007, 2006, and 2005, respectively.

Non-interest expense for the unaudited period ending June 30, 2010 was 6,536,597. Non-interest expenses totaled $12,890,510 for the fiscal year ended December 31, 2009, compared to $11,698,423, $11,415,945, $10,337,636 and $9,418,671 for the years ending December 31, 2008, 2007, 2006, and 2005, respectively. Non-interest expense rose substantially in 2009 due to a substantial increase in FDIC deposit insurance caused by additional assessments from the FDIC for increased deposit coverage to $250,000 per individual account and the overall decline in the balance of the FDIC fund. FDIC member banks are responsible to fund all costs of deposit insurance. Management believes this higher level of deposit insurance costs will continue for the foreseeable future. The second largest increase in costs was for legal expense in connection with collection of delinquent loans and to meet compliance requirements.

Asset/Liability Management

The Bank's net income is primarily dependent upon the difference between the average yield earned on loans and investments and the average rate paid on deposits and borrowings, as well as the relative amounts and mix of such assets and liabilities. The net interest margin is also affected by regulatory, economic, competitive factors, loan demand and deposit flows. The Bank is subject to interest rate risk to the degree that its interest bearing liabilities, primarily deposits and borrowings with short- and medium-term maturities, mature or re-price more rapidly, or on a different basis than its interest earning assets. While having liabilities that mature or re-price more frequently on average than assets may be beneficial in times of declining interest rates, such an asset/liability structure may result in lower net income or net losses during periods of rising interest rates unless offset by other factors such as increased loan origination fees or other noninterest income. The Bank's net income is also affected by, among other things, gains on sales of loans and investment securities, provisions for loan losses, fee income and operating expenses and will be affected by income taxes in the future.

Consistent with the requirements of prudent banking practice necessary to maintain liquidity, Management of the Bank seeks to invest the largest portion of the Bank's assets in commercial real estate, commercial and agricultural loans and installment loans. The balance of the Bank's investable funds are invested primarily in securities of the United States Government and its agencies and other short-term money market instruments, seeking to match, to the extent possible, the maturities of assets and liabilities. Management regularly reviews a variety of liquidation measurements. Its objective is to manage the sources and uses of funds with regard to timing and price risk. A greater emphasis is placed on rate-sensitive assets and liabilities in order to preserve stable net interest margins.

The Bank's operating strategy focuses upon the implementation of an asset/liability management plan to match interest rate sensitivity and maturities of its interest earning assets and its interest bearing liabilities and to achieve sustained operating income without adversely affecting asset quality. This plan includes the following specific goals: (1) the origination of residential real estate, commercial and agricultural loans, which are primarily tied to the one month London Interbank Offer Rate (Libor); (2) the offering of savings products which encourage deposits with terms to be matched to lending activities as closely as possible; and (3) originating consumer loans, corporate loans and other loans with shorter terms or more frequent re-pricing than fixed-rate loans that nevertheless offer sufficiently attractive yields to provide profitable margins over the Bank's cost of funds.

We manage our investment portfolio principally to provide collateral for certain borrowings, as well as to balance our overall interest rate risk. To a lesser extent, we manage our investment portfolio to provide earnings with a view to minimizing credit risk. At December 31, 2009 and 2008, we did not own any preferred stock in either the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC).

Average Balance Sheets and Yields/Rate and Volume Analysis

Table 1 presents for the unaudited period ending June 30, 2010[8] and for the years 2009 and 2008 the average assets, liabilities and stockholders' equity, as well as the net interest income from average interest-earning assets and the resultant yields expressed in percentages. Non-accrual loans are included in the calculation of average loans and leases while non-accrued interest thereon, is excluded from the computation of yields earned:

[8] The 6/30/10 period is provided for purposes of showing current trends, but is not discussed in detail further due to the inability to accurately make a comparison given the difference in the number months in the respective periods.

Table 1:

	For Unaudited Six Months Ended June 30, 2010			Year Ended December 31, 2009			2008		
	Average Balance	Interest Income or Expense	Average Yield or Cost	Average Balance	Interest Income or Expense	Average Yield or Cost	Average Balance	Interest Income or Expense	Average Yield or Cost
ASSETS:									
Interest-earning assets									
Loans(1)(2)(3)	$ 190,040,942	$ 6,230,567	6.61%	$ 204,977,928	$ 13,250,069	6.46%	$ 206,810,265	$ 15,082,206	7.29%
Taxable investment securities	31,738,165	466,787	2.97%	18,808,923	772,878	4.11%	19,714,602	937,489	4.76%
Tax-exempt securities(1)	9,675,097	194,261	4.02%	10,086,200	405,629	4.02%	11,459,443	462,968	4.04%
Federal funds sold	4,436,878	4,829	0.22%	5,125,534	11,966	0.23%	3,043,525	33,379	1.16%
Other earning interests	829,400	1,001	0.24%	613,647	333	0.05%	592,320	17,435	2.94%
Total interest-earning assets	236,720,482	6,897,444	5.88%	239,612,232	14,440,876	6.03%	241,620,155	16,535,477	6.84%
Non-earning assets	11,804,388			10,741,810			12,323,828		
Total Assets	$ 248,524,870			$ 250,354,042			$ 253,943,983		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-bearing liabilities:									
Deposits:									
Demand Deposits	49,201,993	334,185	1.37%	$ 44,170,858	$ 597,091	1.35%	$ 33,360,876	$ 587,295	1.76%
Savings	43,128,336	306,957	1.44%	25,739,085	337,578	1.31%	15,412,771	113,850	0.74%
Money Market	29,225,306	42,404	0.29%	39,368,623	193,962	0.49%	42,623,111	854,296	2.00%
Time certificates of deposit	44,741,844	401,736	1.81%	54,301,067	1,313,130	2.42%	62,220,899	2,292,205	3.68%
Repurchase agreements	2,970,777	2,210	0.15%	4,592,209	6,888	0.15%	9,064,832	145,591	1.61%
Federal funds purchased	586,713	1,889	0.65%	597,825	3,565	0.60%	7,277,249	244,739	3.36%
Federal Home Loan Bank advances	5,325,967	95,088	3.60%	6,468,493	229,287	3.54%	7,305,428	252,871	3.46%
Total interest bearing liabilities	175,180,936	1,184,469	1.36%	175,238,160	2,681,501	1.53%	177,265,166	4,490,848	2.53%
Noninterest bearing deposits	48,856,060			50,098,723			52,966,329		
Other non-interest bearing liabilities	2,850,153			2,666,063			2,783,594		
Stockholders' Equity	21,637,721			22,351,096			20,928,894		
Total liabilities and stockholders' equity	$ 248,524,870			$ 250,354,042			$ 253,943,983		
Net interest income		$ 5,712,975			$ 11,759,375			$ 12,044,629	
Net interest margin			4.87%			4.91%			4.98%

(1) Yields on loans and investment securities have not been adjusted to a tax-equivalent basis. Net interest margin on a fully tax-equivalent basis would have been4.87% for the six months ended June 30, 2010; 5.01% and 5.10% for the years ended December 31, 2009 and December 31, 2008, respectively.

(2) The average loan balances include nonaccrual loans.

(3) Net loan fees of $275,781 for the six months ended June 30, 2010 and net loan fees of $635,870 and $820,362 for the years ended December 31, 2009 and December 31, 2008, respectively, are included in the yield computation.

Table 2 presents the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities for 2009 and 2008. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

Table 2:

	Year Ended December 31, 2009 Compared to Year Ended December 31, 2008		
	Net Change	**Rate**	**Volume**
Interest income:			
Gross Loans	$ (1,832,137)	$(1,699,607)	$ (132,530)
Taxable investment securities	(164,611)	(123,022)	(41,589)
Tax-exempt investment securities	(57338)	(2,103)	(55,236)
Other earning assets	(40,515)	(126,064)	85,550
Total interest income	(2,094,602)	(1,950,796)	(143,805)
Interest expense:			
Deposits:			
Demand deposits	9797	(24,745)	35,542
Savings	223,727	120,031	103,696
Money Market	(660,334)	(599,627)	(60,707)
Time certificates of deposit	(979,075)	(714,408)	(264,667)
Repurchase agreements	(138,703)	(89,920)	(48,883)
Borrowings	(264,759)	(16,528)	(248,231)
Total interest expense	(1,809,347)	(1,325,098)	(484,249)
Net interest income	$ (285,255)	$ (625,698)	$ 340,444

2009 compared to 2008. For the year ended December 31, 2009, the Company's net interest income declined by $0.3 million to $11.7 million compared to $12.0 million for the same period in 2008. This decline was attributable to a combination of an unfavorable rate variance of $0.6 million and a favorable volume variance of $0.3 million.

The $0.6 million unfavorable rate variance was the function of an unfavorable interest income rate variance of $2.0 million and a favorable interest expense rate variance on interest-bearing liabilities of $1.3 million. The most significant interest income rate variance was attributable to loans with an unfavorable variance of $1.7 million. The yield on loans fell from 7.29% in 2008 to 6.46% in 2009. The decrease in the Company's loan yield reflects the fact that 43% of the loan portfolio was variable rate and was indexed to short-term market rates like Prime Rate and 1-Month Libor. From 2008 to 2009, average Prime Rate dropped 1.84% and average 1-Month Libor fell 2.34%.

The $1.3 million favorable rate variance for interest expense was spread among most of the Company's interest-bearing liability accounts with the most significant variances seen in money market accounts and time certificates of deposit. Money market deposit accounts are variable rate accounts and the average rate on these accounts dropped 1.51% in 2009, reflecting commensurate declines in short-term market rates. All of the Company's time certificates of deposit are fixed rate; nevertheless, 90% of these accounts matured in 2009, which resulted in lower rates for those certificates renewed or added during the year. The average rate for the Company's time certificates of deposit fell 1.26%, from 3.68% in 2008 to 2.42% in 2009. Repurchase agreements also reflected a favorable rate variance. Rates on repurchase agreements fell 1.46% from 2008 to 2009.

The one exception to favorable interest expense rate variances was savings, which showed an unfavorable rate variance. This variance was attributable to the introduction of a new savings account in 2009. This new account offers customers a very competitive interest rate. To earn the competitive interest rate customers must meet certain criteria such as linking the savings account to a checking account, receive electronic statements and make a minimum number of debit card transactions on their linked checking account each month. This new account grew to 5% of total average interest-bearing liabilities in 2009.

The Company's favorable volume variance of $0.3 million was attributable to a combination of an unfavorable interest income volume variance of $0.1 million and a favorable interest expense volume variance of $0.5 million. The most significant component of the interest income volume variance can be traced to loans, which had an unfavorable volume variance of $0.1 million. Average loans outstanding fell $1.8 million or 0.9% in 2009. Decreases were seen in average outstanding commercial and construction loans.

The favorable interest expense volume variance was a function of numerous interest-bearing liability accounts, with the most noteworthy variances found in time certificates of deposit and borrowings. Time certificates of deposit reflected a favorable volume variance of $0.3 million. Average time certificate balances outstanding fell $7.9 million in 2009. The reasons for the decline include some time certificate dollars shifting into the Company's new savings product and some dollars moving to other institutions. Some financial institutions facing funding problems in 2009, because of asset quality and/or capital issues offered above-market time certificate deposit rates to maintain or improve their liquidity levels. Bank of Idaho's funding levels have been adequate and the Company has not found it necessary to participate in the time certificate market at these inflated rates. Borrowings also had a favorable interest expense volume variance. The principal cause of the $0.2 million interest expense volume variance was the drop in average Fed Funds Purchased of $6.7 million. An increase in average deposits and repurchase agreements of $10.0 million and a decline in average loans and investments of $2.7 million served to reduce the balance in Fed Funds Purchased.

Table 3 presents for the years 2008 and 2007 the average assets, liabilities and stockholders' equity, as well as the net interest income from average interest-earning assets and the resultant yields expressed in percentages. Non-accrual loans are included in the calculation of average loans and leases while non-accrued interest thereon, is excluded from the computation of yields earned:

Table 3:

	Year Ended December 31,					
		2008			2007	
	Average Balance	Interest Income or Expense	Average Yield or Cost	Average Balance	Interest Income or Expense	Average Yield or Cost
ASSETS:						
Interest-earning assets						
Loans[1][2][3]	$ 206,810,265	$ 15,082,206	7.29%	$ 182,547,587	$ 16,065,348	8.80%
Taxable investment securities	19,714,602	937,489	4.76%	32,180,359	1,523,056	4.73%
Tax-exempt securities[1]	11,459,443	462,968	4.04%	12,838,354	530,707	4.13%
Federal funds sold	3,043,525	35,379	1.16%	981,795	69,084	7.04%
Other earning assets	592,320	17,435	2.94%	579,400	160	0.03%
Total interest-earning assets	241,620,155	16,535,477	6.84%	229,127,495	18,188,354	7.94%
Non-earning assets	12,323,828			14,616,306		
Total Assets	$ 253,943,983			$ 243,743,801		
LIABILITIES AND STOCKHOLDERS' EQUITY:						
Interest-bearing liabilities:						
Deposits:						
Demand Deposits	$ 33,360,876	$ 587,295	1.76%	$ 20,512,409	$ 87,545	0.43%
Savings	15,412,771	113,850	0.74%	17,039,297	126,962	0.75%
Money Market	42,623,111	854,296	2.00%	36,619,079	1,461,630	3.99%
Time certificates of deposit	62,220,899	2,292,205	3.68%	64,073,423	3,095,919	4.83%
Repurchase agreements	9,064,832	145,591	1.61%	16,515,167	660,209	4.00%
Federal funds purchased	7,277,249	244,739	3.36%	9,665,975	511,382	5.29%
Federal Home Loan Bank advances	7,305,428	252,871	3.46%	62,196	2,718	4.37%
Total interest bearing liabilities	177,265,166	4,490,848	2.53%	164,487,546	5,946,366	5.62%
Noninterest bearing deposits	52,966,329			57,637,758		
Other non-interest bearing liabilities	2,783,594			2,674,256		
Stockholders' Equity	20,928,894			18,944,241		
Total liabilities and stockholders' equity	$ 253,943,983			$ 243,743,801		
Net interest income		$ 12,044,629			$ 12,241,988	
Net interest margin			4.98%			5.34%

(1) Yields on loans and investment securities have not been adjusted to a tax-equivalent basis. Net interest margin on a fully tax-equivalent basis would have been 5.10% and 5.47% for the years ended December 31, 2008 and December 31, 2007, respectively.

(2) The average loan balances include nonaccrual loans.

(3) Net loan fees of $820,362 and $839,857 for the years ended December 31, 2008 and December 31, 2007, respectively, are included in the yield computation.

Table 4 presents the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

Table 4:

	Year Ended December 31, 2008 Compared to Year Ended December 31, 2007		
	Net Change	**Rate**	**Volume**
Interest income:			
Gross Loans	$ (983,142)	$(4,383,907)	$ 3,400,765
Taxable investment securities	(585,566)	7,254	(592,820)
Tax-exempt investment securities	(67,739)	(11,805)	(55,934)
Other earning assets	(16,430)	16,833	(33,263)
Total interest income	(1,652,877)	(4,371,626)	2,718,749
Interest expense:			
Deposits:			
Demand deposits	499,749	416,300	83,449
Savings	(13,111)	(1,008)	(12,024)
Money Market	(607,334)	(905,569)	298,235
Time certificates of deposit	(803,714)	(716,510)	(87,204)
Repurchase agreements	(514,618)	(293,381)	(221,237)
Borrowings	(16,490)	40,369	(56,859)
Total interest expense	(1,455,518)	(1,459,879)	4,361
Net interest income	$ (197,359)	$(2,911,747)	$ 2,714,388

2008 Compared to 2007. For the year ended December 31, 2008, the Company's net interest income declined by $0.2 million to $12.0 million as compared to $12.2 million for the same period in 2007. This decline was attributable to an unfavorable rate variance of $2.9 million, which was partially offset by a favorable volume variance of $2.7 million.

The $2.9 million unfavorable rate variance was due to a $4.4 million unfavorable interest income rate variance, which was somewhat offset by a favorable rate variance on interest-bearing liabilities of $1.5 million. The most significant interest income rate variance was attributable to loans with an unfavorable variance of $4.4 million. The cause of the unfavorable loan rate variance was a decline in loan yields. Yields dropped from 8.80% in 2007 to 7.29% in 2008. The decrease in the Company's loan yield reflected the fact that 48% of the loan portfolio is variable rate and is indexed to short-term market rates like Prime Rate and 1-Month Libor. From 2007 to 2008, the average Prime Rate dropped 2.96% and average 1-Month Libor fell 2.57%.

The favorable rate variance for interest expense was concentrated in money market deposit accounts, repurchase agreements and time certificates of deposit. Money market deposit accounts and repurchase agreements are variable rate accounts and the declines in rates of 1.99% and 2.39%, respectively, reflect the aforementioned changes in market rates. The Company's time certificates of deposit are all fixed rate but 94% of the 2007 time certificates matured during 2008 and were renewed at lower rates or replaced by new time certificates at lower rates resulting in an overall rate decrease of 1.15% for this deposit category. Partially offsetting these favorable rate variances was an unfavorable rate variance for demand deposits. This unfavorable rate variance can be traced to the addition of a new interest-bearing demand account, which offers customers a very competitive interest rate. To earn the competitive interest rate customers must meet certain criteria such as receive electronic statements and make a minimum number of debit card transactions each month. This account comprised 4.8% of total average interest-bearing demand balances in 2007 and 37.6% in 2008.

Providing a partial offset to the unfavorable net interest income rate variance was a favorable loan volume variance of $3.4 million. Average loans outstanding increased 13.3% in 2008. The most significant increases in average outstanding loans were reflected in commercial and commercial real estate loans. The favorable volume variance in loans was partially offset by unfavorable variances in investment securities. Investment securities paydowns and maturities were used to help fund the increase in average loans outstanding in 2008.

Total interest expense volume variance was negligible although individual categories reflected differences. Repurchase agreements showed a favorable volume variance and money market accounts reflected an unfavorable volume variance. In 2008, a new money market sweep account was introduced, which resulted in a shift from average repurchase agreements to average money market deposit account balances of $7.5 million.

Securities

The Bank's securities portfolio consists primarily of mortgage backed securities and state and municipal securities. Securities increased $10,748,608 or 35% in 2009 with excess funds from deposit inflows and reduced loan demand. Purchases in 2009 consisted of mortgage related securities totaling $22,804,811. These purchases were offset by maturities, calls, and principal repayments of $11,056,671, from both the available-for-sale and held-to-maturity classifications.

Securities decreased $7,509,432 or 20% in 2008 as compared to 2007. These investment security balances were shifted to federal funds sold as part of the Company's liquidity management. Purchases in 2008 consisted of mortgage related securities totaling $7,195,935. These purchases were offset by maturities, calls, and principal repayments of $14,784,221of mortgage related securities and state and municipal securities, from both the available-for-sale and held-to-maturity classifications.

Table 5 shows the carrying or book value of the Bank's securities portfolio at the dates indicated:

Table 5:

		Year Ended December 31,		
	At Unaudited June 30 2010	**2009**	**2008**	**2007**
Securities available-for-sale:				
U.S. Government agencies and government sponsored entities	$ 0	$ 0	$ 466,305	$ 3,027,361
State and municipal	8,842,138	8,840,026	9,277,701	9,586,685
Mortgage backed securities-agency/residential	31,355,221	31,075,298	18,653,030	22,407,400
Total securities available-for-sale	$ 40,197,359	$ 39,915,324	$ 28,397,036	$ 35,021,445
Securities held-to-maturity:				
State and Municipal	$ 599,617	$ 1,228,582	$ 1,998,532	$ 2,883,285
Federal Home Loan Bank Stocks, at cost	$ 579,400	$ 579,400	$ 579,400	$ 579,400
Total Securities	$ 41,376,376	$ 41,723,306	$ 30,974,968	$ 38,484,130

Mortgage-backed securities have uncertain cash flow characteristics that present additional interest rate risk in the form of prepayment or extension risk primarily caused by changes in market interest rates. This additional risk is generally rewarded in the form of higher yields. Table 6 shows the maturities of investment securities as of the unaudited period ending June 30, 2010, and the weighted average yields of such securities, excluding the benefit of tax-exempt securities:

Table 6:

Securities Maturities and Yield	**Book Value**	**% of Total Investment Securities**	**Weighted Average Yield**
Mortgage-backed securities (agency/residential)			
Maturing within one year	$ 3,004,152	7.2%	1.34%
Maturing in one to five years	27,499,168	65.9%	2.98%
Maturing in five to ten years	487,658	1.2%	3.45%
Maturing after ten years	57,663	0.1%	7.09%
Mark-to-market adjustment on securities available-for-sale	$ 306,580	0.7%	N/A
Total	$ 31,355,221	75.2%	2.83%
Tax exempt securities			
Maturing within one year	$ 250,291	0.6%	3.00%
Maturing in one to five years	2,827,835	6.8%	3.91%
Maturing in five to ten years	4,111,769	9.9%	3.93%
Maturing after ten years	1,971,250	4.7%	4.03%
Mark-to-market adjustment on securities available-for-sale	$ 280,610	0.7%	N/A
Total	$ 9,441,755	22.6%	3.95%
Other securities			
No stated maturity	579,400	1.4%	N/A
Mark-to-market adjustment on securities available-for-sale	N/A	N/A	N/A
Total	579,400	1.4%	N/A
Total	$ 41,376,376	99.2%	3.04%

Mortgage-backed securities have uncertain cash flow characteristics that present additional interest rate risk in the form of prepayment or extension risk primarily caused by changes in market interest rates. This additional risk is generally rewarded in the form of higher yields. Maturities of mortgage-backed securities presented above are based on prepayment assumptions at June 30, 2010.

There were no significant concentrations of investments at June 30, 2010 (greater than 10% of stockholders' equity) in any individual security issuer, except for U.S. government or agency-backed securities.

Loan Portfolio Quality

Overall, Management believes that the Bank's loan portfolio quality is indicative of the general economic condition of the population in its service area. In order to maintain the quality of its loan portfolio, the Bank follows aggressive loan grading policies that have been developed by Management and approved by the Bank's Board of Directors in light of applicable regulations. The Bank also pursues an aggressive collection policy with respect to loans that have fallen into nonaccrual status. Collection efforts include making demand on co-obligors and guarantors to bring payments current on loans. Additional efforts include making demand on co-obligors and guarantors for paydowns or giving additional collateral to properly margin the loan. On a regular basis, the Bank engages independent auditors to review its loan portfolio in light of applicable regulations so that the Bank can assess and correct any deficiencies.

Table 7 sets forth the amount of our loans outstanding at the dates indicated. The Bank's home mortgage products consist of home mortgage loans, home construction loans, home equity lines and home equity loans. These home mortgage products are contained in the "Installment" and "Other" categories of Table 7. Table 7A sets forth the balances of the home mortgage products contained in the "Installment" and "Other" categories for the years indicated.

Table 7:

	Unaudited June 30,		Year Ended December 31,									
	2010		2009		2008		2007		2006		2005	
	Amount	% Loans	Amount	% Loans	Amount	% Loans	Amount	% Loans	Amount	% Loans	Amount	% Loans
Commercial	$ 46,949,465	26%	$ 46,775,851	25%	$ 51,190,347	26%	$ 57,247,809	29%	$ 41,283,324	28%	$ 42,825,615	32%
Commercial Real Estate	86,428,996	47%	88,580,373	48%	98,897,803	49%	90,090,036	45%	68,776,684	46%	57,931,786	43%
Agricultural loans	26,214,468	14%	25,617,219	14%	22,735,616	11%	22,816,549	11%	19,450,548	13%	18,377,187	14%
Installment	16,880,790	9%	19,205,822	10%	21,745,507	11%	25,266,117	13%	15,892,489	11%	11,117,806	8%
Other	5,519,599	3%	5,906,567	3%	5,548,470	3%	5,191,893	3%	3,955,014	3%	5,132,213	4%
Total Gross Loans	181,993,319	100%	186,085,832	100%	200,117,745	100%	200,612,404	100%	149,358,059	100%	135,384,607	100%
Less allowance for loan losses	(4,258,781)		(4,087,999)		(3,425,611)		(2,577,452)		(2,125,185)		(1,835,149)	
Less deferred loan fees, net	(665,879)		(707,191)		(770,327)		(757,216)		(575,859)		(511,022)	
Net Loans	$ 177,068,658		$181,290,642		$195,921,807		$197,277,736		$146,657,015		$133,038,436	
Loans held for sale at lower of cost or fair value	$ 9,475,193		$ 7,557,358		$ 6,305,588		$ 5,402,087		$ 7,510,012		$ 3,358,572	

Table 7A:

	6/30/10	2009	2008	2007	2006	2005
Installment: Home Equity Loans, Construction, & Mortgage Loans	$ 10,599,944	$ 12,490,056	$ 14,029,885	$ 19,309,196	$ 9,411,495	$ 6,183,502
Other: Home Equity Lines	2,859,086	3,236,711	3,210,029	2,240,789	1,369,179	2,104,349
Consumer Mortgage Products	$ 13,459,030	$ 15,726,767	$ 17,239,914	$ 21,549,985	$ 10,780,674	$ 8,287,851

Table 8 shows the amounts of Loans outstanding at June 30, 2010, which, based on remaining scheduled repayments of principal, were due in one year or less, more than one year through five years, and more than five years. Demand or other loans having no stated maturity and no stated schedule of repayments are reported as due in one year or less. The table also presents, for loans with maturities over one year, an analysis with respect to fixed interest rate loans and floating interest rate loans. The table excludes unearned discount.

Table 8:

	Maturity				Rate Structure for Loans with Maturities over One Year	
	One Year or Less	**One through Five years**	**Over Five Years**	**Total**	**Fixed Rate**	**Floating Rate**
Commercial	$ 28,673,106	$11,319,606	$ 6,956,753	$ 46,949,465	$ 11,904,706	$ 6,372,283
Commercial Real Estate	22,396,495	23,036,514	40,995,987	86,428,996	54,092,046	9,940,455
Agricultural Loans	18,337,619	7,588,728	288,121	26,214,468	2,349,746	5,527,103
Installment	4,594,038	7,515,660	4,771,092	16,880,790	10,627,082	1,659,670
Other	1,078,157	2,691,429	1,750,013	5,519,599	1,798,837	2,642,605
Total	$ 75,079,415	$ 52,151,937	$54,761,966	$ 181,993,318	$ 80,771,787	$ 24,344,595

Risk of nonpayment exists with respect to all loans, which could result in the classification of such loans as non-performing. The Company's non-performing assets have increased measurably in conjunction with the national economic turndown, which began in early 2007. The impact of the national economic decline in our market area is evidenced by lower consumer and commercial real estate values, higher unemployment levels, and lower retail sales. These factors have resulted in higher levels of loan delinquencies and higher levels of non-performing assets. There can be no assurances given that non-performing assets will not increase in the future.

Loans are placed on nonaccrual status when they are over 90 days past due, or sooner if trouble is recognized, unless the loan is adequately collateralized and is in the process of collection. No interest is taken into income unless received in cash or until such time as the borrower demonstrates an ability to resume payments of principal and interest. Interest previously accrued but not collected is reversed and charged against income at the time the loan is placed on nonaccrual status. Table 9 presents our nonperforming assets at the dates indicated:

Table 9:

	Unaudited June 30,	At December 31,				
	2010	**2009**	**2008**	**2007**	**2006**	**2005**
Nonaccrual loans not restructured	$ 7,854,406	$ 7,234,390	$ 4,776,072	$ 2,142,463	$ 675,078	$ 171,746
Accruing loans past due 90 days or more	0	0	0	0	0	0
Total nonperforming loans (NPLs)	7,854,406	7,234,390	4,776,072	2,142,463	678,078	171,746
Other real estate owned and foreclosed assets	3,784,684	1,923,472	1,011,764	198,437	159,237	78,156
Total nonperforming assets (NPAs)	$11,639,090	$ 9,157,862	$ 5,787,836	$ 2,340,900	$ 834,315	$ 249,902
Selected ratios:						
NPLs to loans, net of unearned discount	4.33%	3.90%	2.40%	1.07%	0.45%	0.13%
NPAs to total assets	4.63%	3.61%	2.27%	0.91%	0.37%	0.12%

In addition to the non-performing loans shown above, as of June 30, 2010 and December 31, 2009, we had potential problem loans of $3,693,134 and $3,462,611, respectively. Potential problem loans consist of performing loans that have been internally risk classified due to uncertainties regarding the borrower's ability to continue to comply with the contractual repayment terms of the loans. Although these loans have been identified as potential non-performing loans, they may never become delinquent, non-performing or impaired. As of June 30, 2010 and December 31, 2009, only 14% and 1% of these loans were past due by more than 30 days, respectively. Additionally, these loans are generally secured by commercial real estate or other assets, thus reducing the potential for loss should they become non-performing. Potential problem loans are considered in the determination of the Bank's allowance for loan losses. Increases in non-performing assets experienced in 2007 were principally in commercial real estate (primarily 1-4 family construction and residential loans). In 2008, nonaccrual loans increased $2.6 million. The increase was attributable to construction loans within the commercial real estate category combined with an increase in nonaccrual commercial loans. In 2009, both construction and commercial nonaccrual loans declined but those reductions were more than offset with increases in nonaccrual of owner-occupied commercial real estate and agriculture loans. At June 30, 2010, the Company's nonaccrual commercial real estate loan balances had dropped again as had owner-occupied commercial real estate loans. These declines were offset with increases in nonaccrual agriculture and commercial loans. Table 10 aggregates nonaccrual loans by loan type for the periods indicated.

Table 10

Nonaccrual Loans	Unaudited June 30, 2010	At December 31, 2009	2008	2007	2006	2005
Commercial	$1,043,910	$ 597,653	$1,035,105	$ 587,056	$675,068	$34,000
Commercial Real Estate	2,872,367	4,625,857	3,666,118	1,036,320	-	-
Agricultural Loans	2,521,217	1,202,070	-	25,224	-	-
Installment	1,416,978	756,040	74,850	379,683	-	-
Other	-	52,771	-	114,180	-	137,746
Total Nonaccrual Loans	$7,854,472	$7,234,391	$4,776,073	$2,142,463	$675,068	$171,746

As the level of nonaccrual loans has increased so has the balance of the Company's Other Real Estate Owned ("OREO"). The balance of these foreclosed properties has increased from very modest levels in 2007 to $3.8 million at June 30, 2010. Seventy five percent (75%) of the dollars in this nonperforming asset category are 1-4 family residential properties, twelve percent (12%) are multi-family residential properties and thirteen percent (13%) are construction and land development properties. Table 11 breaks out the various categories of the Bank's OREO for the periods indicated.

Table 11

Other Real Estate Owned	Unaudited June 30, 2010	At December 31, 2009	2008	2007	2006	2005
1-4 family real estate	$2,826,544	$ 836,068	$ -	$ -	$ 30,599	$39,560
Multi-family real estate	435,457	-	-	-	-	-
Commercial real estate	-	-	198,437	198,437	-	38,596
Construction & land dev.	519,127	1,074,404	813,327	-	128,638	-
Total Other Real Estate	$3,781,159	$1,910,472	$1,011,764	$198,437	$159,237	$78,156

Allowance for Loan Losses

The allowance for loan losses represents Management's recognition of the risks of extending credit and its evaluation of the quality of the Bank's loan portfolio. The allowance is maintained at a level considered adequate by Management to provide for anticipated loan losses, and is based on Management's assessment of various factors affecting the loan portfolio, including problem loans, economic conditions, loss experience, and the overall evaluation of the quality of the underlying collateral and holding and disposal costs. When changes in the allowance are necessary, an adjustment is made. The allowance for loan losses and any adjustments are made by management and presented to the Bank's Audit Committee.

Table 12 below summarizes loans held for investment, average loans held for investment, nonperforming loans and changes in the allowance for loan losses arising from loan losses and additions to the allowance from provisions charged to operating expense:

Table 12:

	Unaudited June 30, 2010	At December 31, 2009	2008	2007	2006	2005
Balance, beginning of period	$ 4,087,999	$3,425,611	$2,577,452	$2,125,185	$1,835,149	$1,892,386
Loan charge-offs:						
Commercial	445,906	1,180,226	1,565,948	193,707	0	73,858
Commercial real estate	259,865	975,986	427,119	7,000	4,041	0
Agricultural loans	292,346	658,140	23,426	3,165	796	1,193
Installment	79,394	240,504	218,878	8,824	24,375	31,789
Other	7,284	0	0	24,304	14,213	45,636
Total loan charge-offs:	$ 1,084,795	$ 3,054,856	$ 2,235,371	$ 237,000	$ 43,425	$ 152,476
Recoveries:						
Commercial	20,517	123,360	15,250	85,776	68,558	23,975
Commercial real estate	41,443	11,032	0	0	1,163	0
Agricultural loans	3,000	5,094	9,726	17,060	8,032	20,957
Installment	11,121	5,698	6,953	4,751	40,439	12,796
Other	6,496	60	1,101	15,680	0	14,747
Total loan recoveries:	82,577	145,244	33,030	123,267	118,192	72,475
Net loan charge-offs	1,002,218	2,909,612	2,202,341	113,733	-74,767	80,001
Provision for loan losses	1,173,000	3,572,000	3,050,500	566,000	215,269	22,764
Balance, end of period	4,258,781	$ 4,087,999	$ 3,425,611	$ 2,577,452	$ 2,125,185	$ 1,835,149
Period end loans	181,327,439	$185,378,641	$199,347,418	$199,855,188	$148,782,200	$134,873,585
Average loans	182,638,029	196,484,923	200,435,856	174,915,146	138,538,673	131,412,730
Nonperforming assets	11,639,090	9,157,862	5,787,836	2,340,900	834,315	249,902
Selected ratios:						
Net charge-offs to average loans held for investment	0.55%	1.48%	1.10%	0.07%	-0.05%	0.06%
Provision for the allowance for loans to average loans held for investment	0.64%	1.82%	1.52%	0.32%	0.16%	0.02%
Allowance for loans to period end loans	2.35%	2.21%	1.72%	1.29%	1.43%	1.36%

The Bank's provision for loan losses in 2005 was $22,764, which was primarily a function of exceptionally strong loan quality as reflected in the Bank's level of nonaccrual loans ($172,000), a low level of net loan charge-offs ($80,001) and favorable local economic conditions. The allowance as a percent of loans ended the year at 1.36%.

The Bank's provision for loan losses increased to $215,269 in 2006, despite net loan recoveries for the year of $74,767. The principal reasons for the increased provision include a $248,000 specifically identified allowance for an impaired loan and 10% growth in portfolio loans. The Bank's allowance as a percent of loans reflected a moderate increase during the year from 1.36% to 1.43%, with the increase primarily attributable to the specifically identified allowance for an impaired loan.

The provision for loan losses in 2007 increased $350,731 to $566,000. The increase was a function of 34% loan growth for the year, which was partially offset by a reduction in specifically identified allowances for impaired loans of $123,000. In 2007, the Bank introduced a more formalized approach to determining the adequacy of the allowance. This methodology resulted in a greater reliance on actual historic losses combined with specific qualitative factors which impact the adequacy of the allowance. The combination of greater reliance on actual historic loss factors and the initial assignment of risk percentages to the various qualitative factors (including items such as growth trends, past due trends, classified asset levels, economic conditions, concentrations, etc.) along with a reduction in the specific allowances for impaired loans resulted in a decrease in the Bank's allowance as a percent of loans from 1.43% at December 31, 2006 to 1.29% at December 31, 2007.

The 2008 provision for loan losses was $2.5 million more than the prior year. Nonaccrual loans more than doubled, from $2.1 million at December 31, 2007 to $4.8 million at December 31, 2008 and net loan charge-offs totaled $2.2 million for 2008, an increase of $2.1 million over 2007. The Bank also increased certain qualitative allowance measures which raised the level of the Bank's required allowance. Specific qualitative factors which were increased included charge-offs, general economic conditions, past due trends, classified loan levels and collateral values. The result of the increase in provision was an increase in the allowance for loan losses as a percent of loans from 1.29% to 1.72%.

The provision for losses in 2009 was $0.5 million higher than 2008. Net loan charge-offs totaled $2.9 million, up from the prior year's total of $2.2 million and nonaccrual loans increased 51% to $7.2 million. The Bank's allowance for loan losses increased by $0.7 million to $4.1 million. The increase in the allowance was a result of an increase in the historic loss factors, an increase in specific allowances for impaired loans of $0.3 million and increases in various qualitative factors. Qualitative factors reflecting increases from the prior year included charge-offs and recoveries, classified loan levels, economic conditions, collateral value, management and staff, and other. These additions, partially offset by loan charge-offs resulted in an increase in the allowance as a percent of loans from the December 31, 2008 level of 1.72% to 2.21% at December 31, 2009.

For the first six months of 2010, the provision loan losses totaled $1.2 million. This result cannot be compared directly with 2009, due to the difference in the number of months reported in those two periods. The provision for 2010 was a reflection of the level of net loan charge-offs, which totaled $1.0 million through June 30, 2010. The allowance as a percent of loans at June 30, 2010 was 2.35%, up from the December 31, 2009 level of 2.21%. Historic loss factors were unchanged. Qualitative factors were unchanged in total although there were modifications to specific categories. The charge-offs and recoveries qualitative factor was increased and the past due qualitative factor was decreased.

The Bank's methodology for assessing the appropriateness of the allowance for loan losses consists of a specific allowance on impaired loans and a general valuation allowance on the remainder of the loan portfolio. Although the Bank separates each element of the allowance, the entire allowance for loan losses is available for the losses on the entire portfolio. Table 13 allocates the allowance for loan losses based on our judgment of inherent losses in the respective categories.

Table 13:

	Unaudited June 30, 2010		Year Ended December 31, 2009		2008		2007		2006		2005[2]	
	Allocation of the Allowance	Percent of Allocation to Total	Allocation of the Allowance	Percent of Allocation to Total	Allocation of the Allowance	Percent of Allocation to Total	Allocation of the Allowance	Percent of Allocation to Total	Allocation of the Allowance	Percent of Allocation to Total	Allocation of the Allowance	Percent of Allocation to Total
Commercial	$1,912,012	44.9%	$1,508,499	36.9%	$1,437,853	42.0%	$969,007	37.6%	$723,442	34.0%	$364,018	20.0%
Commercial real estate	1,137,437	26.7%	1,623,078	39.7%	1,572,096	45.9%	999,349	38.8%	701,721	33.0%	492,420	27.0%
Agricultural loans	379,456	8.9%	466,413	11.4%	155,094	4.5%	404,725	15.7%	87,623	4.1%	156,206	8.6%
Installment	406,740	9.6%	366,172	9.0%	201,689	5.9%	171,012	6.6%	93,552	4.4%	94,501	5.2%
Other	123,083	2.9%	109,251	2.7%	53,741	1.6%	25,948	1.0%	117,393	5.5%	43,624	2.4%
Unallocated[1]	300,053	7.0%	14,586	0.4%	5,138	0.1%	7,411	0.3%	401,454	18.9%	672,827	36.9%
Total	$4,258,781	100%	$ 4,087,999	100.0%	$ 3,425,611	100.0%	$ 2,577,452	100.0%	$ 2,125,185	100.0%	$ 1,823,596	100.0%

Deposits

One of the Bank's primary sources of funds is customer deposits. Table 14 shows the average amount and average rate paid on the categories of deposits for each of the periods indicated:

Table 14:

	Unaudited June 30, 2010		At December 31, 2009		2008		2007	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest bearing								
Noninterest bearing deposits	$ 48,856,060	0.00%	$ 50,098,723	0.00%	$ 52,966,329	0.00%	$ 57,637,758	0.00%
Interest Bearing deposits								
Interest bearing demand	49,201,993	1.37%	44,170,858	1.35%	33,360,876	1.76%	20,512,406	0.43%
Money market	29,225,306	0.29%	25,739,085	1.31%	15,412,771	0.74%	17,039,297	0.75%
Savings	43,128,336	1.44%	39,368,623	0.49%	42,623,111	2.00%	36,619,079	3.99%
Time	44,741,844	1.81%	54,301,067	2.42%	62,220,899	3.68%	64,073,423	4.83%
Total interest bearing deposits	166,297,479	1.32%	163,579,633	1.49%	153,617,657	2.50%	138,244,208	3.45%
Total deposits	$ 215,153,539	1.02%	$ 213,678,356	1.14%	$ 206,583,986	1.86%	$ 195,881,966	2.44%

Table 15 shows the maturities of time certificates of deposit and other time deposits of $100,000 or more, including brokered deposits, at the dates indicated:

Table 15:

	Unaudited At June 30, 2010	At December 31, 2009	2008
	(In thousands)		
Due in three months or less	$ 3,696,207	$ 4,472,497	$ 12,233,649
Due in over three months through six months	1,656,324	3,136,968	5,786,805
Due in over six months through twelve months	10,240,313	4,682,951	8,280,722
Due in over twelve months	3,459,112	8,250,779	2,026,231
Totals	$19,051,956	$ 20,543,195	$ 28,327,407

(1) In 2007, the methodology for determining the unallocated component of the allowance was refined, which resulted in the distribution of the bulk of the unallocated component of the allowance to specific loan categories as a qualitative risk factor.

(2) The 2005 ALLL methodology was based on an analytical method that differed from subsequent years; therefore, comparisons to this year may be imprecise.

Borrowings

The Bank utilizes borrowings from the Federal Home Loan Bank of Seattle and three other large commercial banks to provide additional liquidity, aside from deposits, to fund loans and investments. Tables 16 and 17 show for the periods indicated (i) the maximum amount of borrowings outstanding at any month end during the reported period, (ii) the average advances outstanding during the reported period, (iii) the weighted average of the interest rates during the reported period, (iv) the outstanding balances due at the end of the reported period, and (v) the weighted average interest rate at the end the reported period for the Bank's short-term borrowings under repurchase agreements and fed funds purchased.

Table 16:

Short-term Borrowings-Repurchase Agreements	Unaudited June 30, 2010	Year ended December 31, 2009	2008	2007
Maximum amount outstanding at any month-end during the period	$3,313,698	$6,138,811	$21,815,013	$22,527,060
Average advances outstanding during the period	2,970,777	4,592,209	9,064,832	16,515,167
Weighted average interest rate during the period	0.15%	0.15%	1.61%	4.00%
Balances outstanding at the end of the period	$2,676,019	$4,345,334	$4,151,451	$22,527,060
Weighted average interest rate at the end of the period	0.15%	0.15%	0.15%	3.14%

Table 17:

Short-term Borrowings-Fed Funds Purchased	Unaudited June 30, 2010	Year ended December 31, 2009	2008	2007
Maximum amount outstanding at any month-end during the period	$ 0	$6,665,000	$20,940,000	$15,300,000
Average advances outstanding during the period	586,713	597,825	7,277,249	9,665,975
Weighted average interest rate during the period	0.65%	0.60%	3.36%	5.29%
Balances outstanding at the end of the period	$0	$0	$0	$12,850,000
Weighted average interest rate at the end of the period	0.00%	0.00%	0.00%	4.52%

Liquidity, Return on Equity and Capital Resources

Management believes that the Bank's cash flow will be sufficient to support its existing operations for the foreseeable future. If the Bank needs additional liquidity, it would be required to borrow or issue additional securities. The Bank may borrow on a short-term basis to compensate for reductions in other sources of funds. Bank borrowings may also be used on a longer-term basis to support expanded lending activities and to match the maturity or re-pricing intervals of assets. The Bank's ability to incur indebtedness is limited by government regulations and its ability to service its borrowings. The payment of dividends by the Bank is subject to limitations imposed by law and governmental regulations. See "*Supervision and Regulation*" and "*Dividends, Distributions and Redemptions*".

Total stockholders' equity for the unaudited period ending June 30, 2010 was $21,640,935. Total stockholders' equity decreased to $21,501,218 at December 31, 2009, from $21,767,643, $21,120,744, $17,799,856 and $15,955,826 for the years ending December 31, 2008, 2007, 2006, and 2005, respectively. At December 31, 2009, the Bank held cash and cash due from banks, interest bearing deposits and federal funds sold of $12,001,588, as compared to $13,181,298 as of December 31, 2008. Table 18 shows the average return on equity and assets, as well as dividends per share and dividend payout ratio for the periods reported, as follows (note that the Company became a sub-chapter S corporation in 2007, which affects the comparability of the results to periods prior to that date):

Table 18:

	Unaudited June 30, 2010	**December 31, 2009**	**December 31, 2008**	**December 31, 2007**	**December 31, 2006**	**December 31, 2005**
Return on Assets (net income/average total assets)	0.12%	0.11%	0.54%	1.82%	1.18%	1.21%
Return on Equity (net income/average						

book equity)	1.36%	1.24%	6.50%	23.47%	14.86%	14.81%
Net Income Per Share (Net income/total shares outstanding)	$0.11	$0.21	$1.03	$3.54	$1.97	$1.90
Dividends Per Share	$0.10	$0.64	$1.43	$1.21	$0.25	$0.25
Dividend Payout Ratio (dividend per share/net income per share)	91%	305%	139%	34.18%	12.69%	13.16%
Equity to Assets Ratio (average book equity/average total assets)	8.71%	8.93%	8.24%	7.75%	7.96%	8.15%

The capital levels of the Bank currently exceed applicable regulatory capital guidelines but do not afford the Bank sufficient flexibility to meet its objective of expanding its community banking activity when the economy in the Bank's service area begins growing again. Net proceeds to the Bank from the Offering made hereby are expected to be a maximum of $2,999,997, and will enable the Bank to pursue its moderate growth-oriented business strategy. See "*Business and Properties- Business and Marketing Strategy*".

Impact of Inflation

The primary impact of inflation on the Bank's operations is increased asset yields, deposit costs and operating overhead. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. The effect of inflation can magnify the growth of assets, and if significant, would require that equity capital increase at a faster rate than would otherwise be necessary.

INDEX TO EXHIBITS

EXHIBIT A

FINANCIAL STATEMENTS
JUNE 30, 2010, UNAUDITED, AND DECEMBER 31, 2009

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY

Table of Contents

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2010, UNAUDITED, AND DECEMBER 31, 2009

	6/30/2010, Unaudited	2009
ASSETS		
Cash	$ 7,218,051	$ 5,666,588
Federal funds sold	4,125,000	6,335,000
Cash and cash equivalents	11,343,051	12,001,588
Interest bearing deposits in bank	250,000	250,000
Securities available for sale, at fair value	40,197,359	39,915,324
Securities held to maturity, at cost (fair value of $613,598 and $1,253,018 at June 30, 2010 and December 31, 2009, respectively)	599,617	1,228,582
Federal Home Loan Bank stock, at cost	579,400	579,400
Mortgage loans held for sale	9,475,193	7,557,358
Loans, net of allowance for loan losses of $4,258,781 and $4,087,999 at June 30, 2010 and December 31, 2009, respectively	177,068,658	181,290,642
Accrued interest receivable	1,258,832	1,363,060
Premises and equipment, net	5,193,627	5,381,890
Other assets	5,377,069	3,784,010
	$ 251,342,806	$ 253,351,854
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing, demand	$ 53,717,540	$ 52,962,537
Interest-bearing		
NOW demand	49,231,999	47,885,751
Savings	45,558,125	38,590,377
Money market	28,613,623	32,292,477
Time certificates of deposit	43,175,394	46,953,693
Total deposits	220,296,681	218,684,835
Securities sold under agreements to repurchase	2,676,019	4,345,334
Accrued interest payable	123,719	142,150
Accounts payable and accrued liabilities	2,384,401	2,489,365
Stock appreciation rights	221,051	188,952
Federal funds purchased	-	-
Federal Home Loan Bank advances and other borrowings	4,000,000	6,000,000
	9,405,190	13,165,801
Total liabilities	229,701,871	231,850,636
STOCKHOLDERS' EQUITY		
Common stock, no par value, 3,000,000 shares authorized; and 1,320,498 shares issued and outstanding at June 30, 2010 and December 31, 2009, respectively	8,749,114	8,749,114
Retained earnings	12,304,631	12,289,756
Accumulated other comprehensive income	587,190	462,348
Total stockholders' equity	21,640,935	21,501,218
	$ 251,342,806	$ 253,351,854

See Notes to Financial Statements

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2010, UNAUDITED, AND THE YEAR ENDED DECEMBER 31, 2009

	6/30/2010, Unaudited	2009
INTEREST AND DIVIDEND INCOME		
Loans, including fees	$ 6,107,887	$ 13,250,069
Securities		
Held to maturity	30,347	75,488
Available for sale	630,740	1,103,119
Other income	5,790	12,200
Total interest and dividend income	6,774,764	14,440,876
INTEREST EXPENSE		
NOW demand and savings	641,142	934,669
Money market	42,404	193,962
Time certificates of deposit	401,736	1,313,130
Federal Home Loan Bank advances and other borrowings	99,187	239,740
Total interest expense	1,184,469	2,681,501
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	5,590,295	11,759,375
Provision for loan losses	1,173,000	3,572,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,417,295	8,187,375
NONINTEREST INCOME		
Service charges on deposit accounts	445,030	991,954
Gain on sale of mortgage loans held for sale	1,279,222	3,039,819
Merchant card income	24,807	42,307
Trust fee income	368,475	699,924
Gain on sale and call of securities	-	-
Gain on sale of loans	8,578	10,547
Other	141,201	214,429
Total noninterest income	2,267,313	4,998,980

See Notes to Financial Statements

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2010, UNAUDITED, AND THE YEAR ENDED DECEMBER 31, 2009

	6/30/2010, Unaudited	2009
NONINTEREST EXPENSE		
Salaries, wages and benefits	**3,733,744**	7,163,405
Net occupancy expense	**829,593**	1,619,187
Advertising and business development	**226,716**	397,820
Accounting and consulting	**125,454**	236,268
Bankcard and merchant services	**8,649**	16,571
Data processing	**232,810**	459,626
Legal	**229,627**	207,285
Telephone, postage and courier	**123,911**	248,576
Office supplies	**70,785**	127,390
FDIC assessment	**186,160**	511,145
General and administrative	**769,148**	1,903,237
Total noninterest expense	**6,536,597**	12,890,510
INCOME BEFORE INCOME TAXES	**148,011**	295,845
Income tax expense	**1,086**	19,201
NET INCOME	**$ 146,925**	$ 276,644
Basic earnings per share	**$ 0.11**	$ 0.21
Diluted earnings per share	**$ 0.11**	$ 0.21

See Notes to Financial Statements

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2010, UNAUDITED, AND THE YEAR ENDED DECEMBER 31, 2009

	Total Stockholders' Equity	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
		Number of Shares	Amount			
Balance, December 31, 2008	$ 21,767,643	1,320,498	$ 8,627,078	$ 12,858,231	$ 282,334	
Net income	276,644	-	-	276,644	-	$ 276,644
Net change in unrealized gain on securities available for sale	180,014	-	-	-	180,014	180,014
Equity compensation expense	122,036	-	122,036	-	-	
Cash dividends	(845,119)	-	-	(845,119)	-	
Comprehensive income						$ 456,658
Balance, December 31, 2009	21,501,218	1,320,498	8,749,114	12,289,756	462,348	
Net income	146,925	-	-	146,925	-	$ 146,925
Sale of treasury stock	-	-	-	-	-	
Net change in unrealized gain on securities available for sale	124,842	-	-	-	124,842	124,842
Equity compensation expense	-	-	-	-	-	
Cash dividends	(132,050)	-	-	(132,050)	-	
Issuance of common stock upon exercise of stock options	-	-	-	-	-	
Comprehensive income						$ 271,767
Balance, June 30, 2010, Unaudited	$ 21,640,935	1,320,498	$ 8,749,114	$ 12,304,631	$ 587,190	

See Notes to Financial Statements

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010, UNAUDITED, AND THE YEAR ENDED DECEMBER 31, 2009

	6/30/2010, Unaudited	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 146,925	$ 276,644
Adjustments to reconcile net income to net cash provided by operating activities		
Provision for loan losses	1,173,000	3,572,000
Net amortization for premiums on securities	338,295	209,815
Amortization of net deferred loan fees	(262,762)	(606,392)
Depreciation of premises and equipment	222,479	487,780
Net change in mortgage loans held for sale	(638,613)	1,788,049
Gain on sale of mortgage loans held for sale	(1,279,222)	(3,039,819)
Loss (gain) on sale of other real estate owned	(12,855)	21,137
Gain on disposal of assets	-	(1,350)
Stock appreciation rights expense	32,099	(212,502)
Equity compensation expense	-	122,036
Changes in assets and liabilities		
Accrued interest receivable	104,228	46,915
Other assets	1,298,926	(1,488,622)
Accrued interest payable	(18,431)	(125,905)
Accounts payable and accrued liabilities	(104,964)	723,665
NET CASH PROVIDED BY OPERATING ACTIVITIES	999,105	1,773,451
CASH FLOWS FROM INVESTING ACTIVITIES		
Securities available for sale		
Maturities, prepayments, and calls	7,063,490	11,256,672
Purchases	(7,560,013)	(22,804,811)
Securities held to maturity		
Proceeds from maturities and calls	630,000	770,000
Purchases of interest bearing deposits in banks	-	(250,000)
Net increase in loans	(51,269)	10,364,619
Purchases of premises and equipment	(34,216)	(153,124)
Proceeds from sales of premises and equipment	-	1,350
Proceeds from sales of other real estate owned	483,885	483,885
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	531,877	(331,409)

See Notes to Financial Statements

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010, UNAUDITED, AND THE YEAR ENDED DECEMBER 31, 2009

	6/30/2010, Unaudited	2009
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase (decrease) in federal funds purchased	-	-
Cash paid for dividends	(132,050)	(845,119)
Proceeds from FHLB advances and other borrowings	-	5,000,000
Repayments on FHLB advances and other borrowings	(2,000,000)	(8,000,000)
Net increase in deposits	1,611,846	1,029,484
Net increase (decrease) in securities sold under agreements to repurchase	(1,669,315)	193,883
Proceeds from the issuance of common stock	-	-
Proceeds from the exercise of stock options	-	-
NET CASH USED BY FINANCING ACTIVITIES	(2,189,519)	(2,621,752)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(658,537)	(1,179,710)
CASH AND CASH EQUIVALENTS, beginning of year	12,001,588	13,181,298
CASH AND CASH EQUIVALENTS, end of year	$ 11,343,051	$ 12,001,588
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for		
Interest	$ 1,202,900	$ 2,807,406
Income taxes	$ 1,086	$ 77,775
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES		
Acquisition of real estate in settlement of loans	$ 3,363,015	$ 1,300,938

See Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the financial statements of the Bank of Idaho Holding Company and its wholly-owned subsidiary, the Bank of Idaho (the Bank), collectively referred to as the Company. The Bank is subject to comprehensive regulation, examination, and supervision by the Federal Deposit Insurance Corporation and the State of Idaho Department of Financial Institutions. All significant intercompany balances have been eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practice within the banking industry.

On October 30, 2001, the Bank and four other members formed Country Mortgage, LLC to provide or broker loans secured by real and personal property to REMAX customers. The operating agreement was for 10 years. However, the LLC was subsequently dissolved on October 1, 2008. On March 10, 2006, the Bank of Idaho and First Priority Mortgage, LLC formed 17th Street Mortgage, LLC to provide or broker loans secured by real and personal property. On January 31, 2009, the Bank and one other member formed Center Street Mortgage, LLC to provide or broker loans secured by real and personal property. The Bank has reflected both of the LLCs' net income, less the minority interest portion, in the consolidated financial statements. The results of operations for the LLCs noted above are not material to the consolidated financial statements at June 30, 2010 or December 31, 2009. As discussed further in Note 12 these two LLC's suspended operations on September 30, 2009, and were dissolved prior to December 31, 2009.

Description of Business

The Bank has banking locations in Idaho Falls, Idaho; Ashton, Idaho; Pocatello, Idaho; St. Anthony, Idaho; Island Park, Idaho, and a mortgage organization office in Driggs, Idaho. The Bank grants commercial, residential, and installment loans to customers located primarily in southeastern Idaho.

Use of Estimates and Transfers of Financial Assets

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of certain assets and liabilities as of the date of the consolidated statements of financial condition and certain revenues and expenses for the period. Actual results could differ, either positively or negatively, from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures, or in satisfaction of loans.

Management believes that the allowance for loan losses is adequate. While management uses currently available information to recognize losses on loans and other real estate (when owned), future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and other real estate owned. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

(continued on next page)

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity at a fixed price.

Cash on Hand and in Banks

Cash and due from banks consists of vault cash, cash items in the process of collection and noninterest bearing deposits with financial institutions. These deposits may exceed the FDIC insured limits.

For purposes of the statement of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within 90 days.

Securities

The Company classifies its securities in two categories, held to maturity or available for sale. Held to maturity securities are those securities, which the Company has the ability and intent to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Unrealized holding gains and losses on available for sale securities are reported as a net amount in other comprehensive income. Held to maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Gains or losses on the sale of securities available for sale are recorded on the trade date and are determined on the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Declines in the fair value of individual available for sale and held to maturity securities below their cost that are other-than-temporary result in write downs of the individual securities to their fair value. Related write-downs are included in earnings as realized losses. No such write-downs have occurred.

Federal Home Loan Bank Stock

The Company holds stock in the Federal Home Loan Bank (FHLB). Federal Home Loan Bank stock is a required investment for institutions that are members of the FHLB. The required investment in the common stock is based on a predetermined formula and is carried at cost on the statement of financial condition. The stock can be sold back to the FHLB at cost, but is restricted as to purchase and sale based on the level of business activity the Company is engaged in with the FHLB.

On October 11, 2006, the Federal Housing Finance Board approved changes to the Capital Plan of the Federal Home Loan Bank of Seattle. The Capital Plan amendments provided for consolidation of the class B(1) and B(2) stock into a single class B stock and created a new class A stock with a six-month redemption period. Members of the FHLB Seattle can purchase class A stock when they have fully utilized their class B stock and want to continue borrowing from the FHLB. The Company had $579,400 in class B stock at June 30, 2010 and at December 31, 2009.

(continued on next page)

Farmer Mac Stock

Federal Agricultural Mortgage Corporation (Farmer Mac) guarantees agricultural loans to improve the availability of mortgage credit to farmers, ranchers, and rural homeowners. As a participant in this program, the Company invests in Farmer Mac stock, which is included in other assets.

Loans

The Bank grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout southeastern Idaho. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay off generally are reported at their outstanding unpaid principal balances adjusted for charge offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on impaired loans is discontinued generally when the loan becomes 90 days delinquent or when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, and if the Bank does not feel they are adequately secured, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Mortgage Loans Held for Sale

The Bank originates mortgage loans for sale to investors in the secondary market. Loans held for sale are carried at the lower of cost or market as determined by outstanding commitments from investors. Gains and losses resulting from the sale of loans are determined on the specific-identification method and reflect the extent that the sale proceeds, based on the contractual commitment entered into by the Bank and the investor, exceed or are less than the Bank's investment in the loans.

Allowances for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(continued on next page)

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probably losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments or principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Land is carried at cost. Buildings, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed by the straight-line method over the estimated useful lives from 3 to 30 years. Leasehold improvements are amortized over the terms of the related leases or the estimated useful lives of the improvements, whichever is shorter. Normal costs of maintenance and repairs are charged to expense as incurred.

Income Taxes

On January 1, 2007, the Company, with the consent of its stockholders, elected to be taxed under the subchapter S provision of the tax law, which provide that, in lieu of corporate income taxes, the stockholders' separately account for their pro rata shares of the Company's items of income, deductions, losses, and credits.

Prior to the subchapter S election, deferred income tax assets and liabilities were determined using the liability method. Under this method, the net deferred tax asset or liability was determined based on the tax effects of the temporary differences between book and tax basis of the various balance sheet assets and liabilities and gave current recognition to changes in tax rates and laws.

The Company may be subject to income taxes at the maximum corporate rate if certain assets are sold at a gain for a 10-year period following date of election, January 1, 2007. Management expects to incur no built-in gain tax over the next 10 years.

(continued on next page)

The Company has adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (previously Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), on January 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of June 30, 2010 and December 31, 2009, the unrecognized tax benefit accrual was zero.

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal tax examinations by tax authorities for years before 2007 and state examinations for years before 2006.

Earnings Per Share (EPS)

Basic EPS represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued.

Off-balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, performance standby letters of credit, and home equity lines of credit. Such financial instruments are recorded in the consolidated financial statements when they become funded. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated statements of financial condition.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expense from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Long-lived Assets

The Bank evaluates the carrying value of long-lived assets based on current and anticipated discounted cash flows and recognizes impairment when such cash flows will be less than the carrying value of the asset. There was no impairment recorded during the six months ended June 30, 2010 or the year ended December 31, 2009.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected in the amount of cash received in connection with the transaction. These transactions are entered into with sweep account customers to collateralize sweep account balances. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

Comprehensive Income

(continued on next page)

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as separate components of the equity section of the consolidated statement of financial condition, such items, along with net income are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows as of the six months ended June 30, 2010 and the year ended December 31, 2009:

	6/30/2010, Unaudited	2009
Unrealized holding gains on available for sale securities	$ 124,843	$ 180,014
Reclassification adjustment for losses realized in income	-	-
Net unrealized gains	124,843	180,014
Tax benefit	-	-
NET OF TAX AMOUNT	$ 124,843	$ 180,014

Stock Compensation Plan

Beginning on January 1, 2006, the Company implemented FASB ASC 718, *Stock Compensation*, which requires the recognition of compensation cost in the financial statements of the Company. Compensation expense is recorded on a straight-line attribution basis over the vesting period of the options. The compensation expense of options is calculated using the Black-Scholes option pricing model. Prior to 2006, the Company accounted for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*.

Advertising

The Bank expenses advertising costs as they are incurred. Total advertising expense was approximately $166,744 and $230,624 for the six months ended June 30, 2010 and the years ended December 31, 2009.

Reclassification

Certain 2009 amounts have been reclassified to conform to the current year presentation.

(continued on next page)

NOTE 2 - INVESTMENT SECURITIES

Securities have been classified in the consolidated statements of financial condition according to management's intent. The amortized cost and fair value of investment securities as of June 30, 2010 and December 31, 2009, are summarized as follows:

	Available for Sale			
June 30, 2010, Unaudited	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. agency securities	$ -	$ -	$ -	$ -
Collaterized mortgage obligations	30,374,633	398,127	(133,578)	30,639,182
Mortgage backed securities	674,008	42,031	-	716,039
State and municipal securities	8,561,528	280,610	-	8,842,138
	$ 39,610,169	$ 720,768	$ (133,578)	$ 40,197,359

	Held to Maturity			
State and municipal securities	$ 599,617	$ 13,981	$ -	$ 613,598

	Available for Sale			
December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. agency securities	$ -	$ -	$ -	$ -
Collaterized mortgage obligations	30,145,043	254,437	(93,249)	30,306,231
Mortgage backed securities	727,089	41,979	-	769,068
State and municipal securities	8,580,845	260,187	(1,007)	8,840,025
	$ 39,452,977	$ 556,603	$ (94,256)	$ 39,915,324

	Held to Maturity			
State and municipal securities	$ 1,228,582	$ 24,436	$ -	$ 1,253,018

(continued on next page)

The amortized cost and estimated fair value of securities at June 30, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Held to Maturity		Available for Sale	
June 30, 2010, Unaudited	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in less than one year	$ -	$ -	$ 250,291	$ 251,295
Due in one to five years	500,165	510,669	2,327,670	2,443,707
Due in five to ten years	99,452	102,930	4,012,317	4,122,559
Due after ten years	-	-	1,971,250	2,024,577
	599,617	613,599	8,561,528	8,842,138
Mortgage-backed securities	-	-	674,009	716,039
Collarterized mortgage obligations	-	-	30,374,632	30,639,182
	-	-	31,048,641	31,355,221
	$ 599,617	$ 613,599	$ 39,610,169	$ 40,197,359

The following tables shows the Bank's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2010 and December 31, 2009. These securities consist primarily of debt securities and are not considered other-than-temporarily impaired because their impairment is due primarily to short-term fluctuation in interest rates.

As of June 30, 2010, Unaudited	Less than 12 Months		More than 12 Months		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury of obligations and direct obligations of U.S. government agencies	$ -	$ -	$ -	$ -	$ -	$ -
Federal agency mortgage-backed securities	-	-	-	-	-	-
Federal agency collateralized mortgage obligations	11,888,974	(133,578)	-	-	11,888,974	(133,578)
Municipal obligations	-	-	-	-	-	-
TOTAL TEMPORARILY IMPAIRED SECURITIES	$11,888,974	$ (133,578)	$ -	$ -	$11,888,974	$ (133,578)

(continued on next page)

As of December 31, 2009	Less than 12 Months		More than 12 Months		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury of obligations and direct obligations of U.S. government agencies	$ -	$ -	$ -	$ -	$ -	$ -
Federal agency mortgage-backed securities	-	-	-	-	-	-
Federal agency collateralized mortgage obligations	14,220,163	(93,249)	-	-	14,220,163	(93,249)
Municipal obligations	571,200	(1,007)	-	-	571,200	(1,007)
TOTAL TEMPORARILY IMPAIRED SECURITIES	$14,791,363	$ (94,256)	$ -	$ -	$14,791,363	$ (94,256)

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in cost.

Management has the ability and intent to hold the securities classified as held to maturity until they mature, at which time the Company will receive full value for the securities. Furthermore, as of June 30, 2010, management also had the ability and intent to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or re-pricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of June 30, 2010, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company's consolidated income statement.

During the six months ended June 30, 2010 and the year ended December 31, 2009, the Company had 6 and 21 available for sale securities, mature or call resulting in no gain or loss, respectively. The Company also had four held for maturity municipal securities called or mature resulting in no gain or loss both during the six months ended June 30, 2010 and for the year ended December 31, 2009.

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At June 30, 2010 and December 31, 2009, investment securities were pledged as follows:

	6/30/2010, Unaudited		2009	
	Cost	Fair Value	Cost	Fair Value
Repurchase agreements	$ 5,249,343	$ 5,404,462	$ 7,970,486	$ 8,164,122
FHLB advances	-	-	-	-
Pacific Coast Bankers Bank	6,611,428	6,522,898	-	-
Public and nonpublic deposits, fed discount window and other	5,818,591	6,013,798	7,438,458	7,620,629
	$ 17,679,362	$ 17,941,158	$ 15,408,944	$ 15,784,751

NOTE 3 - LOANS

Loans receivable consisted of the following as of June 30, 2010 and December 31, 2009:

	6/30/2010, Unaudited	2009
Commercial	$ 46,949,465	$ 46,775,851
Commercial real estate	86,428,996	88,580,373
Agricultural loans	26,214,468	25,617,219
Installment	16,880,790	19,205,822
Home equity, credit cards, overdrafts, other	5,519,599	5,906,567
	181,993,318	186,085,832
Less allowance for loan losses	(4,258,781)	(4,087,999)
Less deferred loan fees, net	(665,879)	(707,191)
	$ 177,068,658	$ 181,290,642

An analysis of the changes in the allowance for loan losses is as follows for the six months ended June 30, 2010 and the year ended December 31, 2009:

	6/30/2010, Unaudited	2009
Balance, January 1	$ 4,087,999	$ 3,425,611
Provision charged to expense	1,173,000	3,572,000
Recoveries	82,577	145,244
Loans charged off	(1,084,795)	(3,054,856)
Balance, period end	$ 4,258,781	$ 4,087,999

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As of June 30, 2010 and December 31, 2009, loans designated to nonaccrual status totaled $7,854,406 and $7,234,390, respectively. At the original contract rates, additional interest income of approximately $300,266 and $478,387 for the six months ended June 30, 2010 and the year ending December 31, 2009, respectively, would have been recognized had all nonaccrual loans performed as originally agreed. As of June 30, 2010 and December 31, 2009, the Bank's investment in impaired loans with specific valuation allowances totaled approximately $1,923,673 and $3,056,146 with reserves in the amount of approximately $649,187 and $650,127, respectively. Impaired loans with no specific valuation allowance totaled $9,142,303 and $7,385,778 at June 30, 2010 and December 31, 2009, respectively. Average investment in impaired loans for the six months ended June 30, 2010 and the years ended December 31, 2009, were approximately $11,681,898 and $8,118,989, respectively. The Bank recognized interest on impaired loans of $77,421 and $199,645 for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

Loans to officers, directors, and their affiliates are subject to regulatory limitations. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions and do not involve more than a normal amount of credit risk. Such transactions were within the regulatory limitations. The activity for these loans at June 30, 2010 and December 31, 2009 is as follows:

	6/30/2010, Unaudited	2009
Beginning of year	$ 472,528	$ 359,540
Principal additions	53,251	717,443
Principal payments	(339,447)	(604,455)
	$ 186,332	$ 472,528

The interest rate components of held for sale and held to maturity loans is as follows at June 30, 2010 and December 31, 2009:

	6/30/2010, Unaudited	2009
Fixed rate loans	$ 108,671,793	$ 108,874,651
Variable rate loans	82,130,839	84,061,348
	$ 190,802,632	$ 192,935,999

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NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at June 30, 2010 and December 31, 2009:

	Depreciable Lives (in years)	6/30/2010, Unaudited	2009
Land		$ 730,893	$ 730,893
Buildings	30	3,958,073	3,958,073
Leasehold improvements	6-10	1,372,055	1,372,055
Furniture and equipment	3-10	3,310,471	3,280,834
Construction in progress		6,192	1,612
		9,377,684	9,343,467
Less accumulated depreciation		(4,184,057)	(3,961,577)
		$ 5,193,627	$ 5,381,890

Depreciation and amortization expense for the six months ended June 30, 2010 and the year ended December 31, 2009, was $222,479 and $487,780, respectively.

The Bank leases its branch office buildings as well as the signage for certain branch locations under noncancelable operating lease agreements. The schedule of future minimum operating lease payments as of June 30, 2010, is summarized as follows:

Years ending June 30,	
2011	$ 568,094
2012	512,298
2013	474,604
2014	282,299
2015 and thereafter	4,552,983
	$ 6,390,278

Aggregate net rental expense amounted to approximately $261,945 and $482,316 for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively. During the six months ended June 30, 2010 and the year ended December 31, 2009, rental expense in the amount of approximately $45,532 and $91,423, respectively, was incurred each year with a company owned by the chairman of the Board of Directors of the Bank. In addition, the Bank paid $13,948 and $26,111 in maintenance, repairs, taxes, utilities, and insurance to the above company during the six months ended June 30, 2010 and the year ended December 31, 2009, respectively.

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NOTE 5 - DEPOSITS

At June 30, 2010, the scheduled maturities of time certificates of deposit were as follows:

Years ending June 30,	
2011	$ 33,780,313
2012	4,860,201
2013	1,182,225
2014	835,199
7/1/2014 and thereafter	2,517,456
	$ 43,175,394

Included in time certificates of deposit are public funds of approximately $2,641,613 and $2,730,756 at June 30, 2010 and December 31, 2009, respectively.

Deposits are established in the normal course of business by various officers and directors of the Bank. The terms of these deposits, including interest rates, are similar to those prevailing for comparable transactions. These deposits totaled $1,250,036 and $1,592,332 at June 30, 2010 and December 31, 2009, respectively.

Time certificates of deposit include deposits of $100,000 or more totaling approximately $19,051,956 and $20,544,067 at June 30, 2010 and December 31, 2009, respectively.

NOTE 6 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consisted of the following as of June 30, 2010 and December 31, 2009:

	6/30/2010, Unaudited		2009	
	Weighted-Average Rate	Amount	Weighted-Average Rate	Amount
Securities sold under agreement to repurchase	0.15%	$ 2,676,019	0.15%	$ 4,345,334

Securities sold under agreements to repurchase were collateralized by mortgage-backed securities and U.S. government agency securities with a carrying amount of approximately $5,078,663 and $7,970,486 at June 30, 2010 and December 31, 2009, respectively. The market value of such securities was approximately $5,331,515 and $8,164,122 at June 30, 2010 and December 31, 2009, respectively.

The securities sold are either held in safekeeping or delivered into a third-party custodian's account designated by the Bank under a written custodial agreement that explicitly recognizes the Bank's interest in the securities. The secured party does not have the right to sell or re-pledge the securities.

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NOTE 7 - BORROWINGS

Federal Home Loan Bank Advances

Advances from the Federal Home Loan Bank consisted of the following as of June 30, 2010 and December 31, 2009:

	6/30/2010, Unaudited		2009	
Maturity Date	Weighted-Average Rate	Amount	Weighted-Average Rate	Amount
Less than 1 year	3.68%	$ 4,000,000	3.36%	$ 2,000,000
1 to 3 years		-	3.68%	4,000,000
		$ 4,000,000		$ 6,000,000

The borrowing agreement provides for borrowing of amounts up to 15% of total assets. FHLB advances are secured under a blanket pledge collateral agreement whereby the Bank maintains unencumbered securities or real estate secured loans with market values, which have been adjusted using a pledge requirement percentage based upon the types of securities or loans pledged, equal to at least 100 percent of outstanding advances, and FHLB stock. At June 30, 2010 the market value of loans pledged to the FHLB totaled $58,279,869.

Other Borrowings

The Bank has unsecured operating lines of credit with the following financial institutions at June 30, 2010:

	Line of Credit	Maturity Date
Zion's Bank - Federal Funds Line	$ 5,000,000	indefinite
Bankers' Bank of the West - Federal Funds Line	$ 5,420,000	2/8/2011

At June 30, 2010 and December 31, 2009, there were no outstanding balances under the Bank's operating line agreements. Interest varies based on the federal funds purchased rates.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The majority of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area, which is the southeastern Idaho area. Substantially all such customers are depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 3.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Outstanding commitments and standby letters of credit were granted primarily to commercial borrowers.

The Bank places its cash with high credit quality institutions. The amount on deposit fluctuates, and at times exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Bank to credit risk.

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NOTE 9 - STOCK OPTIONS

The Bank has granted two types of stock options (the Plans): nonqualified stock options for all employees and incentive stock options for two executives. The nonqualified stock options vest after two years of continuous service after the grant date. The incentive stock options have a vesting term of one to four years. The exercise price of the options is equivalent to the estimated fair market value of the stock at the date of grant. The number of shares, terms, and exercise period are determined by the Board of Directors on an option-by-option basis.

As of January 1, 2006, the Company adopted FASB ASC 718 Share Based Payment, which requires the recognition of compensation costs relating to share based payment transactions in the financial statements. The Company has elected the modified prospective application method of reporting, which provides for no restatement of prior periods and no cumulative adjustment to equity accounts. Prior to the adoption of FASB ASC 718, the Company elected to account for stock-based compensation using the intrinsic value-based method outlined in APB Opinion No. 25, Accounting for Stock Issued to Employees, and adopted the disclosure-only provisions under FAS ASC 718 Share-Based Payment.

There were 70,000 options granted during the year ended December 31, 2007 at a stated exercise price of $23.84. No options were granted as of December 31, 2008. The options granted in 2007 were reissued in 2008 at a newly stated exercise price of $28.00 per share. The Company determined that there was no resulting compensation expense for the year ended December 31, 2008 as a result of the reissuance. At December 31, 2009 the options that were reissued in 2008 were exchanged for options with a stated exercise price of $22.34. In accordance with FASB ASC 718-20-35, the reissued options were valued at fair value resulting in compensation expense of $122,035. The Company determined the compensation cost by comparing the intrinsic value of the modified award with the intrinsic value of the previous award immediately before the modification.

Equity compensation expense is calculated using a calculated fair value that includes various assumptions. The following table shows the assumptions used in assuring at the fair value of stock options granted.

	6/30/2010, Unaudited	2009
Options granted	-	70,000
Expected volatility	na	16.99%
Expected dividends	na	0.00%
Expected term - years	na	4
Risk-free interest rate	na	2.13%
Weighted average fair value	na	$ 1.74
Aggregate average fair value	$ -	$ 122,035

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A summary of the status of the Plans as of June 30, 2010 and December 31, 2009 and changes during those time periods are presented below:

	6/30/2010, Unaudited		2009	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding options, beginning of year	70,000	$ 22.34	72,463	$ 23.58
Granted	-	-	70,000	22.34
Exercised	-	-	-	14.52
Forfeited	-	-	(72,463)	27.67
Outstanding options, end of year	70,000	$ 22.34	70,000	$ 22.34
Options exercisable, end of year	70,000	$ 22.34	70,000	$ 22.34
Weighted-average:				
Fair value of options granted during the year	$ -		$ 1.74	
Remaining contractual life in years	7.5		8.0	

The following table summarizes information about stock options outstanding at June 30, 2010:

	Options Outstanding				Options Exercisable			
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life(in years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Aggregate Instrinsic Value
22.34	70,000	8.0	$ 22.34	$ 1.75	70,000	8.0	$ 22.34	1.74
Total	70,000	8.7	$ 22.34	$ 1.75	70,000	8.7	$ 22.34	1.74

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Stock Appreciation Rights Plan

During the year ended December 31, 2006, the Bank adopted a stock appreciation rights (SAR) plan. As part of the adoption of this plan, the Bank converted 55,705 stock options to SARs, which entitles the recipient to a cash payment equal to the number of SARs granted multiplied by the increase in the fair market value of the underlying stock since the grant. The SARs are payable upon the termination of employment with the Bank. In accordance with FASB ASC 718, the Bank recognizes compensation expense and accrues a liability to match any appreciation of the stock's market value. To determine the market value of the stock, the Bank obtains annual market value appraisals as of December 31, 2009.

Two employees terminated their employment with the Bank during the first six months of 2010 and $3,619 in SARs were paid out. The Bank recognized a compensation expense of $33,000 for the first six months of 2010. At June 30, 2010, the Bank's total liability under the SARs plan was $221,051. As of June 30, 2010 there were 133,691 SARs outstanding.

The Bank recognized $209,835 of compensation expense credit during the year ended December 31, 2009, as the underlying stock price depreciated to $18.50 based on a fair value valuation as of December 31, 2009. The total liability associated with these awards was $188,952 for the year ended December 31, 2009. An additional 18,902 units were awarded at $18.50 per unit during the year ended December 31, 2009, resulting in 134,559 total units outstanding.

NOTE 10 - EMPLOYEE BENEFIT PLAN AND INCENTIVE PROGRAM

The Bank has a 401(k) profit sharing plan (the Plan) covering employees of the Bank who meet age and service requirements. Plan participants are fully vested after six years of service. The Bank matches employee contributions up to three percent of covered compensation. The Bank contributions to the Plan amounted to approximately $92,935 and $191,613 for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively. All contributions to the Plan for the six months ended June 30, 2010 and the year ended December 31, 2009, were contributed to the Employee Stock Ownership Plan discussed below.

Effective January 1, 1999, the Bank put in place an Employee Stock Ownership Plan (the KSOP) which contains 401(k) provisions. The KSOP allows employees to allocate a portion of their 401(k) salary deferment to purchase the Bank's stock. All employees who were participants in the Bank's 401(k) plan as of January 1, 1999, automatically became eligible to participate in the KSOP. Subsequent to January 1, 1999, an employee can become eligible to participate in the KSOP provided he/she has attained 19 years of age and is employed in a position requiring at least 1,000 hours of service per year. In establishing the KSOP, eligible employees were given a one-time rollover provision, which allowed employees to rollover money during 1999 from other 401(k) investments to the KSOP to purchase the Company's stock.

During 2009, the KSOP borrowed $1,510,068 from the Bank in order to purchase 73,265 shares of common stock of the Company. As of June 30, 2010, $1,254,904 remained payable to the Bank.

The cost of shares acquired by the KSOP is considered unearned compensation and, as such, is recorded as a reduction of the Company's stockholders' equity. Shares purchased by the KSOP are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the KSOP and shares released from the suspense account are allocated among the participants on the basis of compensation in the year of allocation.

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Compensation expense is recorded equal to the fair value of shares held by the KSOP, which are deemed committed to be released. As noted above, KSOP compensation expense was approximately $92,935 and $191,613 for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively.

Effective May 10, 2005, the Bank initiated a Senior Officer Retirement Agreement under which the participating officer would receive annual payments of $50,000 per year for ten years beginning the year following retirement. On February 12, 2008 another Senior Officer Retirement Agreement was added. Under this plan the senior officer will receive annual payments of $90,000 a year for seven years beginning three years after retirement. The Bank has recorded a liability for these two plans to reflect the present value of these obligations. The liability was and $917,007 at June 30, 2010 and December 31, 2009. Compensation expense of $0 and $42,007 was recorded for the Senior Officer Retirement Agreement for the six months ended June 30, 2010 and the year ended December 31, 2009.

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted the provisions of FASB ASC 820-10, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The application of SFAS 157 in situations where the market for a financial asset is not active was clarified by the issuance of FSP No. SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," in October 2008. FSP No. SFAS 157-3 became effective immediately and did not significantly impact the methods by which the Company determines the fair values of its financial assets.

FASB ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

FASB ASC 820-10 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, FASB ASC 820-10 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted

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prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value effective January 1, 2008. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

Securities

Fair values for securities, excluding FHLB stock, are based on quoted market prices or dealer quotes. The carrying value of FHLB stock approximates fair value based on their respective redemption provisions.

Loans Held For Sale

Loans held for sale are reported at fair value if, on an aggregate basis, the fair value of the loans is less than cost. In determining whether the fair value of loans held for sale is less than cost when quoted market prices are not available, the Company may consider outstanding investor commitments, discounted cash flow analyses with market assumptions or the fair value of the collateral if the loan is collateral dependent. Such loans are classified within either Level 2 or Level 3 of the fair value hierarchy. Where assumptions are made using significant unobservable inputs, such loans held for sale are classified as Level 3. The Company classifies certain mortgage

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loans as held for sale. During 2009, the aggregate fair value of the mortgage loans exceeded their cost. Accordingly, no mortgage loans were marked-down and reported at fair value during 2009.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and liabilities measured at fair value on a non-recurring basis include the following:

Impaired Loans

Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.

The following table summarizes financial assets and financial liabilities measured at fair value as of June 30, 2010 and December 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

6/30/2010, Unaudited	Level 1 Input	Level 2 Input	Level 3 Input	Total Fair Value
Securities available for sale	$ -	$ 40,197,359	$ -	$ 40,197,359
Impaired loans with specific allowance	$ -	$ 1,923,673	$ -	$ 1,923,673
Loans available for sale	$ -	$ 9,475,193	$ -	$ 9,475,193
Other real estate owned	$ -	$ 3,781,159	$ -	$ 3,781,159

12/31/2009	Level 1 Input	Level 2 Input	Level 3 Input	Total Fair Value
Securities available for sale	$ -	$ 39,915,324	$ -	$ 39,915,324
Impaired loans with specific allowance	$ -	$ 3,056,146	$ -	$ 3,056,146
Loans available for sale	$ -	$ 7,557,358	$ -	$ 7,557,358
Other real estate owned	$ -	$ 895,128	$ -	$ 895,128

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SFAS 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and cash equivalents and accrued interest. The methodologies for other financial assets and financial liabilities are discussed below:

Interest Bearing Deposits in Banks

The carrying amounts of interest bearing deposits maturing within ninety days approximates their fair value. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Federal Funds Sold, FHLB Advances, Note Payable, Repurchase Agreements and Federal Funds Purchased

The estimated fair value of federal funds sold, FHLB borrowings, repurchase agreements, and federal funds purchased are estimated by discounting future cash flows using current rates offered on similar instruments.

Accrued Interest Receivable and Payable

The carrying amount of the accrued interest receivable and accrued interest payable approximates fair value.

Loans

For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values approximate carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values.

Deposits

The fair value of demand deposits, savings accounts, and certain money market investment accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using a market rate for the remaining maturity.

Borrowed Funds

The estimated fair value approximates carrying value for short-term borrowings. The fair value of long-term fixed-rate borrowings is estimated using quoted market prices, if available, or by discounting future cash flows using current interest rates for similar financial instruments. The estimated fair value approximates carrying value.

Commitments to Extend Credit and Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparts. The fair value of the fees at June 30, 2010 and December 31, 2009, were insignificant. See the following footnote for the notional amount of the commitments to extend credit.

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The book value and estimated fair value of the Bank's financial instruments as of June 30, 2010 and December 31, 2009 are summarized as follows:

	6/30/2010, Unaudited		2009	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and due from banks	$ 7,218,051	$ 7,218,051	$ 5,666,588	$ 5,666,588
Federal funds sold	4,125,000	4,125,000	6,335,000	6,335,000
Interest bearing deposits in banks	250,000	250,000	250,000	250,000
Securities available for sale	39,610,169	40,197,359	39,452,976	39,915,324
Securities held to maturity	599,617	613,598	1,228,582	1,253,018
Federal Home Loan Bank stock	579,400	579,400	579,400	579,400
Mortgage loans held for sale	9,475,193	9,475,193	7,557,358	7,557,358
Loans, net	177,068,658	178,885,662	181,290,642	182,926,104
Accrued interest receivable	1,258,832	1,258,832	1,363,060	1,363,060
Financial Liabilities				
Deposits	220,296,681	220,646,406	218,684,835	218,115,805
Federal Home Loan Bank advances	4,000,000	4,027,590	6,000,000	6,013,549
Federal funds purchased	-	-	-	-
Repurchase agreements	2,676,019	2,676,019	4,345,334	4,345,334
Accrued interest payable	123,719	123,719	142,150	142,150

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit in the form of loans or through letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. Market risk arises from changes in interest rates.

(continued on next page)

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policy in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments and contingent liabilities at June 30, 2010 and December 31, 2009 are as follows:

	6/30/2010, Unaudited	2009
Unfunded commitments under lines of credit	$ 36,157,026	$ 38,301,116
Letters of credit	1,709,447	1,661,440
	$ 37,866,473	$ 39,962,556

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The guarantees extend for more than 30 days and expire through 2010. The credit risk involved in issuing letters of credit is essentially the same as that involved in making loans to regular customers.

In connection with loans sold to or serviced for investors, the Bank is subject to contingent recourse obligations on approximately $48,451,854 and $56,389,148 as of June 30, 2010 and December 31, 2009, respectively. The Bank is required to repurchase any mortgage loan sold that is in default in the first nine months. The Bank was required to repurchase one loan in 2009. This loan was subsequently sold.

In the normal course of its business, the Bank becomes involved in litigation. In the opinion of management, based upon discussion with legal counsel, liabilities, if any, arising from these proceedings would not have a material adverse effect on the Bank's consolidated financial position.

As a result of a recent regulatory exam, the Bank's LLC's that were discussed in Note 1 were found to be in violation of the Real Estate Settlement Procedures Act. The LLC's suspended operations effective September 30, 2009, and were dissolved prior to December 31, 2009. This may result in a monetary penalty being assessed to the Bank. Management and legal counsel estimates the range of loss between $0 and $920,000.

NOTE 13 - REGULATORY REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve

(continued on next page)

quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2009, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. Shareholder distributions at the present time must be approved by the FDIC. Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2010 and December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

Capital amounts and ratios for the Bank as of June 30, 2010 and December 31, 2009, are summarized as follows:

	Actual		Minimum Capital Requirement		Well Capitalized Requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2010, Unaudited						
Total capital (to risk-weighted assets)	$ 23,411,000	12.09%	$ 15,485,200	8.00%	$ 19,356,500	10.00%
Tier 1 capital (to risk-weighted assets)	$ 20,966,000	10.83%	$ 7,742,600	4.00%	$ 11,613,900	6.00%
Tier 1 capital (to average assets)	$ 20,966,000	8.42%	$ 9,961,720	4.00%	$ 12,452,150	5.00%
December 31, 2009						
Total capital (to risk-weighted assets)	$ 23,570,000	11.78%	$ 16,006,880	8.00%	$ 20,008,600	10.00%
Tier 1 capital (to risk-weighted assets)	$ 21,044,000	10.52%	$ 8,003,440	4.00%	$ 12,005,160	6.00%
Tier 1 capital (to average assets)	$ 21,044,000	8.30%	$ 10,142,080	4.00%	$ 12,677,600	5.00%

NOTE 14 - SALE LEASEBACK

The Bank entered into a sale leaseback transaction on December 31, 2007, involving a branch facility. Under the lease agreement, the Bank is required to make monthly lease payments of $12,271 for a period of 15 years. The Bank also has the option to renew for two successive five-year periods, and the lease calls for a 3% increase in the lease payment annually, starting in the second year. Lease expense related to the sale lease back was $78,110 and $151,670 for June 30, 2010 and December 31, 2009, respectively.

NOTE 15 – SUBSEQUENT EVENT

Subsequent events were considered through July 24, 2010.

NOTE 16 – EARNINGS PER SHARE

A reconciliation of the income available to common shareholders and common stock share amounts used in the calculation of basic and diluted EPS for the periods ended June 30, 2010 and December 31, 2009, follow:

	6/30/2010, Unaudited	2009
Net income available to common shareholders	$ 146,925	$ 276,644
Basic EPS:		
Weighted average number of common shares outstanding	1,320,498	1,320,498
Earnings per common share	0.11	0.21
Diluted EPS:		
Weighted average number of common shares outstanding	1,320,498	1,320,498
Common share equivalents - stock options	-	-
Weighted average number of common shares and common share equivalents	$ 1,320,498	$ 1,320,498
Earnings per common share	$ 0.11	$ 0.21

Options outstanding of 70,000 shares of common stock at a weighted average price of $22.34 at the periods ended June 30, 2010 and December 30, 2009 were not included in the computation of diluted earnings per share because the exercise price of those instruments exceeded the average market price of the common stock during those periods.

SUPPLEMENTAL INFORMATION

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATING BALANCE SHEET
JUNE 30, 2010, UNAUDITED

(in thousands)	Bank of Idaho	Bank of Idaho Holding Company	Eliminations	Consolidated
ASSETS				
Cash and due from banks	$ 7,218	$ 60	$ (60)	$ 7,218
Federal funds sold	4,125	-	-	4,125
Interest bearing deposits in bank	250			250
Securities available for sale, at fair value	40,197	-	-	40,197
Securities held to maturity, at cost	600	-	-	600
Federal Home Loan Bank stock, at cost	579	-	-	579
Mortgage loans held for sale	9,475	-	-	9,475
Loans, net	177,069	-	-	177,069
Investment in subsidiary, at cost, plus equity in net income	-	21,553	(21,553)	-
Accrued interest receivable	1,259	-	-	1,259
Premises and equipment, net	5,194	-	-	5,194
Other assets	5,344	33	-	5,377
	$ 251,310	$ 21,646	$ (21,613)	$ 251,343
LIABILITIES AND STOCKHOLDERS' EQUITY				
DEPOSITS				
Noninterest-bearing, demand	$ 53,778	$ -	$ (60)	$ 53,718
Interest-bearing				
NOW demand	49,232	-	-	49,232
Savings	45,558	-	-	45,558
Money market	28,614	-	-	28,614
Time certificates of deposit	43,175	-	-	43,175
Total deposit	220,357	-	(60)	220,297
Securities sold under agreements to repurchase	2,676	-	-	2,676
Accrued interest payable	124	-	-	124
Accounts payable and accrued	2,379	5	-	2,384
Stock appreciation rights	221	-	-	221
Federal funds purchased	-	-	-	-
FHLB advances and other borrowings	4,000	-	-	4,000
Total liabilities	229,757	5	(60)	229,702
STOCKHOLDERS' EQUITY				
Common stock	11,061	8,749	(11,061)	8,749
Retained earnings	9,905	12,305	(9,905)	12,305
Accumulated other comprehensive income	587	587	(587)	587
Total stockholders' equity	21,553	21,641	(21,553)	21,641
	$ 251,310	$ 21,646	$ (21,613)	$ 251,343

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2009

(in thousands)	Bank of Idaho	Bank of Idaho Holding Company	Eliminations	Consolidated
ASSETS				
Cash and due from banks	$ 5,667	$ 6	$ (6)	$ 5,667
Federal funds sold	6,335	-	-	6,335
Interest bearing deposits in bank	250			250
Securities available for sale, at fair value	39,915	-	-	39,915
Securities held to maturity, at cost	1,229	-	-	1,229
Federal Home Loan Bank stock, at cost	579	-	-	579
Mortgage loans held for sale	7,557	-	-	7,557
Loans, net	181,291	-	-	181,291
Investment in subsidiary, at cost, plus equity in net income	-	21,506	(21,506)	-
Accrued interest receivable	1,363	-	-	1,363
Premises and equipment, net	5,382	-	-	5,382
Other assets	3,784	-	-	3,784
	$ 253,352	$ 21,512	$ (21,512)	$ 253,352
LIABILITIES AND STOCKHOLDERS' EQUITY				
DEPOSITS				
Noninterest-bearing, demand	$ 52,969	$ -	$ (6)	$ 52,963
Interest-bearing				
NOW demand	47,886	-	-	47,886
Savings	38,590	-	-	38,590
Money market	32,292	-	-	32,292
Time certificates of deposit	46,954	-	-	46,954
Total deposit	218,691	-	(6)	218,685
Securities sold under agreements to repurchase	4,345	-	-	4,345
Accrued interest payable	142	-	-	142
Accounts payable and accrued	2,479	11	-	2,490
Stock appreciation rights	189	-	-	189
Federal funds purchased	-	-	-	-
FHLB advances and other borrowings	6,000	-	-	6,000
Total liabilities	231,846	11	(6)	231,851
STOCKHOLDERS' EQUITY				
Common stock	11,061	8,749	(11,061)	8,749
Retained earnings	9,983	12,290	(9,983)	12,290
Accumulated other comprehensive income	462	462	(462)	462
Total stockholders' equity	21,506	21,501	(21,506)	21,501
	$ 253,352	$ 21,512	$ (21,512)	$ 253,352

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
SIX MONTHS ENDED JUNE 30, 2010, UNAUDITED

(in thousands)	Bank of Idaho	Bank of Idaho Holding Company	Eliminations	Consolidated
INTEREST AND DIVIDEND INCOME				
Loans, including fees	$ 6,108	$ -	$ -	$ 6,108
Securities				
Held to maturity	30	-	-	30
Available for sale	631	-	-	631
Federal funds sold	6	-	-	6
Total interest and dividend income	6,775	-	-	6,775
INTEREST EXPENSE				
NOW demand and savings	641	-	-	641
Money market	42	-	-	42
Time certificates of deposit	402	-	-	402
Federal Home Loan Bank advances and other borrowings	99	-	-	99
Total interest expense	1,184	-	-	1,184
NET INTEREST INCOME	5,591	-	-	5,591
Provision for loan losses	1,173	-	-	1,173
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,418	-	-	4,418
NONINTEREST INCOME				
Service charges on deposit accounts	445	-	-	445
Gain on sale of mortgage loans held for sale	1,279	-	-	1,279
Merchant discount income	25	-	-	25
Trust fee income	368	-	-	368
Equity in net income of subsidiary	-	225	(225)	-
Gain on call of securities	-	-	-	-
Gain on sale of credit card portfolio	9	-	-	9
Other	141	-	-	141
Total noninterest income	2,267	225	(225)	2,267
NONINTEREST EXPENSE				
Salaries, wages and benefits	3,714	20	-	3,734
Net occupancy expense	830	-	-	830
Advertising and business development	227	-	-	227
Accounting and consulting	125	-	-	125
Bankcard and merchant services	9	-	-	9
Data processing	233	-	-	233
Legal	230	-	-	230
Telephone, postage and courier	124	-	-	124
Office supplies	71	-	-	71
FDIC insurance	186	-	-	186
General and administrative	710	58	-	768
Total noninterest expense	6,459	78	-	6,537
INCOME BEFORE INCOME TAXES	226	147	(225)	148
Income tax expense	1	-	-	1
NET INCOME	$ 225	$ 147	$ (225)	$ 147

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

(in thousands)	Bank of Idaho	Bank of Idaho Holding Company	Eliminations	Consolidated
INTEREST AND DIVIDEND INCOME				
Loans, including fees	$ 13,250	$ -	$ -	$ 13,250
Securities				
Held to maturity	75	-	-	75
Available for sale	1,103	-	-	1,103
Federal funds sold	12	-	-	12
Total interest and dividend income	14,440	-	-	14,440
INTEREST EXPENSE				
NOW demand and savings	935	-	-	935
Money market	194	-	-	194
Time certificates of deposit	1,312	-	-	1,312
Federal Home Loan Bank advances and other borrowings	240	-	-	240
Total interest expense	2,681	-	-	2,681
NET INTEREST INCOME	11,759	-	-	11,759
Provision for loan losses	3,572	-	-	3,572
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,187	-	-	8,187
NONINTEREST INCOME				
Service charges on deposit accounts	992	-	-	992
Gain on sale of mortgage loans held for sale	3,040	-	-	3,040
Merchant discount income	42	-	-	42
Trust fee income	700	-	-	700
Equity in net income of subsidiary	-	318	(318)	-
Gain on call of securities	-	-	-	-
Gain on sale of loans	11	-	-	11
Other	214	-	-	214
Total noninterest income	4,999	318	(318)	4,999
NONINTEREST EXPENSE				
Salaries, wages and benefits	7,151	11	-	7,162
Net occupancy expense	1,619	-	-	1,619
Advertising and business development	398	-	-	398
Accounting and consulting	236	-	-	236
Bankcard and merchant services	17	-	-	17
Data processing	460	-	-	460
Legal	207	-	-	207
Telephone, postage and courier	249	-	-	249
Office supplies	127	-	-	127
FDIC Insurance	511	-	-	511
General and administrative	1,871	30	-	1,901
Total noninterest expense	12,846	41	-	12,887
INCOME BEFORE INCOME TAXES	340	277	(318)	299
Income tax expense	22	-	-	22
NET INCOME	$ 318	$ 277	$ (318)	$ 277

EXHIBIT
B

FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008



BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY

Table of Contents


EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bank of Idaho Holding Company and Subsidiary
Idaho Falls, Idaho

We have audited the accompanying consolidated balance sheets of Bank of Idaho Holding Company and Subsidiary (an Idaho corporation) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of Idaho Holding Company and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Boise, Idaho
February 23, 2010

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Cash	$ 5,666,588	$ 6,916,298
Federal funds sold	6,335,000	6,265,000
Cash and cash equivalents	12,001,588	13,181,298
Interest bearing deposits in bank	250,000	-
Securities available for sale, at fair value	39,915,324	28,396,975
Securities held to maturity, at cost (fair value of $1,253,018 and $2,037,443 at December 31, 2009 and 2008, respectively)	1,228,582	1,998,593
Federal Home Loan Bank stock, at cost	579,400	579,400
Mortgage loans held for sale	7,557,358	6,305,588
Loans, net of allowance for loan losses of $4,087,999 and $3,425,611 at December 31, 2009 and 2008, respectively	181,290,642	195,921,807
Accrued interest receivable	1,363,060	1,409,975
Premises and equipment, net	5,381,890	5,716,546
Other assets	3,784,010	1,499,472
	$ 253,351,854	$ 255,009,654
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing, demand	$ 52,962,537	$ 56,624,097
Interest-bearing		
NOW demand	47,885,751	41,031,390
Savings	38,590,377	14,739,676
Money market	32,292,477	43,239,748
Time certificates of deposit	46,953,693	62,020,440
Total deposits	218,684,835	217,655,351
Securities sold under agreements to repurchase	4,345,334	4,151,451
Accrued interest payable	142,150	268,055
Accounts payable and accrued liabilities	2,489,365	1,765,700
Stock appreciation rights	188,952	401,454
Federal Home Loan Bank advances and other borrowings	6,000,000	9,000,000
	13,165,801	15,586,660
Total liabilities	231,850,636	233,242,011
STOCKHOLDERS' EQUITY		
Common stock, no par value, 3,000,000 shares authorized; 1,320,498 shares issued and outstanding at December 31, 2009 and 2008	8,749,114	8,627,078
Retained earnings	12,289,756	12,858,231
Accumulated other comprehensive income	462,348	282,334
Total stockholders' equity	21,501,218	21,767,643
	$ 253,351,854	$ 255,009,654

See Notes to Financial Statements

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
INTEREST AND DIVIDEND INCOME		
Loans, including fees	$ 13,250,069	$ 15,082,206
Securities		
Held to maturity	75,488	117,740
Available for sale	1,103,119	1,282,877
Other income	12,200	52,654
Total interest and dividend income	14,440,876	16,535,477
INTEREST EXPENSE		
NOW demand and savings	934,669	701,145
Money market	193,962	854,296
Time certificates of deposit	1,313,130	2,292,205
Federal Home Loan Bank advances and other borrowings	239,740	643,202
Total interest expense	2,681,501	4,490,848
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	11,759,375	12,044,629
Provision for loan losses	3,572,000	3,050,500
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,187,375	8,994,129
NONINTEREST INCOME		
Service charges on deposit accounts	991,954	1,144,299
Gain on sale of mortgage loans held for sale	3,039,819	2,022,575
Merchant card income	42,307	43,662
Trust fee income	699,924	761,992
Gain on sale of loans	10,547	7,396
Other	214,429	148,409
Total noninterest income	4,998,980	4,128,333
NONINTEREST EXPENSE		
Salaries, wages and benefits	7,163,405	6,980,197
Net occupancy expense	1,619,187	1,677,125
Advertising and business development	397,820	454,146
Accounting and consulting	236,268	219,870
Bankcard and merchant services	16,571	2,643
Data processing	459,626	456,692
Legal	207,285	190,328
Telephone, postage and courier	248,576	259,797
Office supplies	127,390	124,369
FDIC assessment	511,145	139,033
General and administrative	1,903,237	1,194,223
Total noninterest expense	12,890,510	11,698,423
INCOME BEFORE INCOME TAXES	295,845	1,424,039
Income tax expense	19,201	63,900
NET INCOME	$ 276,644	$ 1,360,139

See Notes to Financial Statements

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Total Stockholders' Equity	Common Stock Number of Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
Balance, December 31, 2007	$ 21,120,744	1,253,031	$ 7,605,103	$ 13,377,492	$ 138,149	
Net income	1,360,139	-	-	1,360,139	-	$ 1,360,139
Sale of treasury stock	101,048	3,622	94,934	6,114	-	
Net change in unrealized gain on securities available for sale	144,185	-	-	-	144,185	144,185
Equity compensation expense	-	-	-	-	-	
Cash dividends	(1,885,514)	-	-	(1,885,514)	-	
Issuance of common stock upon exercise of stock options	927,041	63,845	927,041	-	-	
Comprehensive income						$ 1,504,324
Balance, December 31, 2008	$ 21,767,643	1,320,498	$ 8,627,078	$ 12,858,231	$ 282,334	
Net income	276,644	-	-	276,644	-	$ 276,644
Net change in unrealized gain on securities available for sale	180,014	-	-	-	180,014	180,014
Equity compensation expense	122,036	-	122,036	-	-	
Cash dividends	(845,119)	-	-	(845,119)	-	
Comprehensive income						$ 456,658
Balance, December 31, 2009	$ 21,501,218	1,320,498	$ 8,749,114	$ 12,289,756	$ 462,348	

See Notes to Financial Statements

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 276,644	$ 1,360,139
Adjustments to reconcile net income to net cash provided by operating activities		
Provision for loan losses	3,572,000	3,050,500
Net amortization for premiums on securities	209,815	65,061
Amortization of net deferred loan fees	(707,191)	(770,327)
Depreciation of premises and equipment	487,780	521,009
Net change in mortgage loans held for sale	1,788,049	1,119,074
Gain on sale of mortgage loans held for sale	(3,039,819)	(2,022,575)
Loss on sale of other real estate owned	21,137	-
Gain on disposal of assets	(1,350)	(70,655)
Stock appreciation rights expense	(212,502)	(385,060)
Equity compensation expense	122,036	-
Changes in assets and liabilities		
Accrued interest receivable	46,915	242,051
Other assets	(1,488,622)	609,593
Accrued interest payable	(125,905)	(148,272)
Accounts payable and accrued liabilities	723,665	206,709
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,672,652	3,777,247
CASH FLOWS FROM INVESTING ACTIVITIES		
Securities available for sale		
Maturities, prepayments, and calls	11,256,672	13,899,221
Purchases	(22,804,811)	(7,195,935)
Securities held to maturity	(250,000)	-
Proceeds from maturities and calls	770,000	885,000
Purchases of interest bearing deposits in banks		
Net increase in loans	10,465,418	(1,768,301)
Purchases of premises and equipment	(153,124)	(851,313)
Proceeds from sales of premises and equipment	1,350	90,207
Proceeds from sales of other real estate owned	483,885	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(230,610)	5,058,879

See Notes to Financial Statements

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase (decrease) in federal funds purchased	-	(12,850,000)
Cash paid for dividends	**(845,119)**	(1,885,514)
Proceeds from FHLB advances and other borrowings	**5,000,000**	16,000,000
Repayments on FHLB advances and other borrowings	**(8,000,000)**	(7,034,851)
Net increase in deposits	**1,029,484**	19,402,361
Net increase (decrease) in securities sold under agreements to repurchase	**193,883**	(18,375,574)
Proceeds from the issuance of common stock	-	101,048
Proceeds from the exercise of stock options	-	927,041
NET CASH USED BY FINANCING ACTIVITIES	**(2,621,752)**	(3,715,489)
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(1,179,710)**	5,120,637
CASH AND CASH EQUIVALENTS, beginning of year	**13,181,298**	8,060,661
CASH AND CASH EQUIVALENTS, end of year	**$ 12,001,588**	$ 13,181,298
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for		
Interest	**$ 2,807,406**	$ 4,639,120
Income taxes	**77,775**	102,736
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES		
Acquisition of real estate in settlement of loans	**$ 1,300,938**	$ 844,057

See Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the financial statements of the Bank of Idaho Holding Company and its wholly-owned subsidiary, the Bank of Idaho (the Bank), collectively referred to as the Company. The Bank is subject to comprehensive regulation, examination, and supervision by the Federal Deposit Insurance Corporation and the State of Idaho Department of Financial Institutions. All significant intercompany balances have been eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practice within the banking industry.

On October 30, 2001, the Bank and four other members formed Country Mortgage, LLC to provide or broker loans secured by real and personal property to REMAX customers. The operating agreement was for 10 years. However, the LLC was subsequently dissolved on October 1, 2008. On March 10, 2006, the Bank of Idaho and First Priority Mortgage, LLC formed 17th Street Mortgage, LLC to provide or broker loans secured by real and personal property. On January 31, 2009, the Bank and one other member formed Center Street Mortgage, LLC to provide or broker loans secured by real and personal property. The Bank has reflected both of the LLCs' net income, less the minority interest portion, in the consolidated financial statements. The results of operations for the LLCs noted above are not material to the consolidated financial statements at December 31, 2009 or 2008. As discussed further in Note 12 these two LLC's suspended operations on September 30, 2009, and were dissolved prior to December 31, 2009.

Description of Business

The Bank has banking locations in Idaho Falls, Idaho; Ashton, Idaho; Pocatello, Idaho; St. Anthony, Idaho; Island Park, Idaho, and a mortgage organization office in Driggs, Idaho. The Bank grants commercial, residential, and installment loans to customers located primarily in southeastern Idaho.

Use of Estimates and Transfers of Financial Assets

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of certain assets and liabilities as of the date of the consolidated statements of financial condition and certain revenues and expenses for the period. Actual results could differ, either positively or negatively, from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures, or in satisfaction of loans.

Management believes that the allowance for loan losses is adequate. While management uses currently available information to recognize losses on loans and other real estate (when owned), future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and other real estate owned. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

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Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity at a fixed price.

Cash on Hand and in Banks

Cash and due from banks consists of vault cash, cash items in the process of collection and noninterest bearing deposits with financial institutions. These deposits may exceed the FDIC insured limits.

For purposes of the statement of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within 90 days.

Securities

The Company classifies its securities in two categories, held to maturity or available for sale. Held to maturity securities are those securities, which the Company has the ability and intent to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Unrealized holding gains and losses on available for sale securities are reported as a net amount in other comprehensive income. Held to maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Gains or losses on the sale of securities available for sale are recorded on the trade date and are determined on the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Declines in the fair value of individual available for sale and held to maturity securities below their cost that are other-than-temporary result in write downs of the individual securities to their fair value. Related write-downs are included in earnings as realized losses. No such write-downs have occurred.

Federal Home Loan Bank Stock

The Company holds stock in the Federal Home Loan Bank (FHLB). Federal Home Loan Bank stock is a required investment for institutions that are members of the FHLB. The required investment in the common stock is based on a predetermined formula and is carried at cost on the statement of financial condition. The stock can be sold back to the FHLB at cost, but is restricted as to purchase and sale based on the level of business activity the Company is engaged in with the FHLB.

On October 11, 2006, the Federal Housing Finance Board approved changes to the Capital Plan of the Federal Home Loan Bank of Seattle. The Capital Plan amendments provided for consolidation of the class B(1) and B(2) stock into a single class B stock and created a new class A stock with a six-month redemption period. Members of the FHLB Seattle can purchase class A stock when they have fully utilized their class B stock and want to continue borrowing from the FHLB. The Company had $579,400 in class B stock at December 31, 2009 and December 31, 2008.

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Farmer Mac Stock

Federal Agricultural Mortgage Corporation (Farmer Mac) guarantees agricultural loans to improve the availability of mortgage credit to farmers, ranchers, and rural homeowners. As a participant in this program, the Company invests in Farmer Mac stock, which is included in other assets.

Loans

The Bank grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout southeastern Idaho. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay off generally are reported at their outstanding unpaid principal balances adjusted for charge offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on impaired loans is discontinued generally when the loan becomes 90 days delinquent or when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, and if the Bank does not feel they are adequately secured, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Mortgage Loans Held for Sale

The Bank originates mortgage loans for sale to investors in the secondary market. Loans held for sale are carried at the lower of cost or market as determined by outstanding commitments from investors. Gains and losses resulting from the sale of loans are determined on the specific-identification method and reflect the extent that the sale proceeds, based on the contractual commitment entered into by the Bank and the investor, exceed or are less than the Bank's investment in the loans.

Allowances for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

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The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probably losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments or principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Land is carried at cost. Buildings, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed by the straight-line method over the estimated useful lives from 3 to 30 years. Leasehold improvements are amortized over the terms of the related leases or the estimated useful lives of the improvements, whichever is shorter. Normal costs of maintenance and repairs are charged to expense as incurred.

Income Taxes

On January 1, 2007, the Company, with the consent of its stockholders, elected to be taxed under the subchapter S provision of the tax law, which provide that, in lieu of corporate income taxes, the stockholders' separately account for their pro rata shares of the Company's items of income, deductions, losses, and credits.

Prior to the subchapter S election, deferred income tax assets and liabilities were determined using the liability method. Under this method, the net deferred tax asset or liability was determined based on the tax effects of the temporary differences between book and tax basis of the various balance sheet assets and liabilities and gave current recognition to changes in tax rates and laws.

The Company may be subject to income taxes at the maximum corporate rate if certain assets are sold at a gain for a 10-year period following date of election, January 1, 2007. Management expects to incur no built-in gain tax over the next ten years.

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The Company has adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (previously Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), on January 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of December 31, 2009, the unrecognized tax benefit accrual was zero.

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal tax examinations by tax authorities for years before 2007 and state examinations for years before 2006.

Off-balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, performance standby letters of credit, and home equity lines of credit. Such financial instruments are recorded in the consolidated financial statements when they become funded. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated statements of financial condition.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expense from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Long-lived Assets

The Bank evaluates the carrying value of long-lived assets based on current and anticipated discounted cash flows and recognizes impairment when such cash flows will be less than the carrying value of the asset. There was no impairment recorded during the years ended December 31, 2009 or 2008.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected in the amount of cash received in connection with the transaction. These transactions are entered into with sweep account customers to collateralize sweep account balances. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as separate components of the equity section of the consolidated statement of financial condition, such items, along with net income are components of comprehensive income.

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The components of other comprehensive income and related tax effects are as follows as of the years ended December 31, 2009 and 2008:

	2009	2008
Unrealized holding gains on available for sale securities	**$ 180,014**	$ 154,613
Reclassification adjustment for gains realized in income	**-**	(10,428)
Net unrealized gains	**180,014**	144,185
Tax benefit	**-**	-
Net of tax amount	**$ 180,014**	$ 144,185

Stock Compensation Plan

Beginning on January 1, 2006, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share Based Payment*, which requires the recognition of compensation cost in the financial statements of the Company. Compensation expense is recorded on a straight-line attribution basis over the vesting period of the options. The compensation expense of options is calculated using the Black-Scholes option pricing model. Prior to 2006, the Company accounted for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.*

Advertising

The Bank expenses advertising costs as they are incurred. Total advertising expense was approximately $230,624 and $264,434 for the years ended December 31, 2009 and 2008, respectively.

Reclassification

Certain 2008 amounts have been reclassified to conform to the current year presentation.

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NOTE 2 - INVESTMENT SECURITIES

Securities have been classified in the consolidated statements of financial condition according to management's intent. The amortized cost and fair value of investment securities as of December 31, 2009 and 2008, are summarized as follows:

December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	Available for Sale			
Collateralized mortgage obligations	$ 30,145,042	$ 254,438	$ (93,249)	$ 30,306,231
Mortgage backed securities	727,089	41,979	-	769,068
State and municipal securities	8,580,845	260,187	(1,007)	8,840,025
	$ 39,452,976	$ 556,604	$ (94,256)	$ 39,915,324
	Held to Maturity			
State and municipal securities	$ 1,228,582	$ 24,436	$ -	$ 1,253,018

December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	Available for Sale			
U.S. agency securities	$ 466,539	$ -	$ (234)	$ 466,305
Collateralized mortgage obligations	17,689,411	109,853	(1,594)	17,797,670
Mortgage backed securities	839,444	16,057	(202)	855,299
State and municipal securities	9,119,247	182,523	(24,069)	9,277,701
	$ 28,114,641	$ 308,433	$ (26,099)	$ 28,396,975
	Held to Maturity			
State and municipal securities	$ 1,998,593	$ 38,850	$ -	$ 2,037,443

The amortized cost and estimated fair value of securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

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	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in less than one year	$ -	$ -	$ 251,523	$ 255,553
Due in one to five years	1,129,175	1,149,389	2,333,761	2,458,193
Due in five to ten years	99,407	103,629	4,023,418	4,112,083
Due after ten years	-	-	1,972,143	2,014,196
	1,228,582	1,253,018	8,580,845	8,840,025
Mortgage-backed securities	-	-	727,089	769,068
Collateralized mortgage obligations	-	-	30,145,042	30,306,231
	-	-	30,872,131	31,075,299
	$ 1,228,582	$ 1,253,018	$ 39,452,976	$ 39,915,324

The following tables shows the Bank's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008. These securities consist primarily of debt securities and are not considered other-than-temporarily impaired because their impairment is due primarily to short-term fluctuation in interest rates.

As of December 31, 2009	Less than 12 Months		More than 12 Months		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury of obligations and direct obligations of U.S. government agencies	$ -	$ -	$ -	$ -	$ -	$ -
Federal agency mortgage-backed securities and collateralized mortgage obligations	14,220,163	(93,249)	-	-	14,220,163	(93,249)
Municipal obligations	571,200	(1,007)	-	-	571,200	(1,007)
TOTAL TEMPORARILY IMPAIRED SECURITIES	$ 14,791,363	$ (94,256)	$ -	$ -	$14,791,363	$ (94,256)

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As of December 31, 2008	Less than 12 Months		More than 12 Months		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury of obligations and direct obligations of U.S. government agencies	$ 466,305	$ (234)	$ -	$ -	$ 466,305	$ (234)
Federal agency mortgage-backed securities and collateralized mortgage obligations	1,522,437	(1,783)	10,318	(13)	1,532,755	(1,796)
Municipal obligations	2,322,281	(24,069)	-	-	2,322,281	(24,069)
TOTAL TEMPORARILY IMPAIRED SECURITIES	$ 4,311,023	$ (26,086)	$ 10,318	$ (13)	$ 4,321,341	$ (26,099)

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in cost.

Management has the ability and intent to hold the securities classified as held to maturity until they mature, at which time the Company will receive full value for the securities. Furthermore, as of December 31, 2009, management also had the ability and intent to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or re-pricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2009, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company's consolidated income statement.

During the years ended December 31, 2009 and 2008, the Company had 21 and 14 available for sale securities, mature or call resulting in no gain or loss, respectively. During the years ended December 31, 2009 and 2008 the Company also had four and five held for maturity municipal securities called or mature resulting in no gain or loss. During the year ended December 31, 2008, the Company had four available for held for maturity securities called during the year.

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At December 31, 2009 and 2008, investment securities were pledged as follows:

	2009		2008	
	Cost	**Fair Value**	Cost	Fair Value
Repurchase agreements	**$ 7,970,486**	**$ 8,164,122**	$ 10,224,739	$ 10,301,527
Public and nonpublic deposits, fed discount window and other	**7,438,458**	**7,620,629**	10,438,960	10,550,612
	$ 15,408,944	**$ 15,784,751**	$ 20,663,699	$ 20,852,139

NOTE 3 - LOANS

Loans receivable consisted of the following as of December 31:

	2009	2008
Commercial	**$ 46,775,851**	$ 51,190,349
Commercial real estate	**88,580,373**	98,897,803
Agricultural loans	**25,617,219**	22,735,616
Installment	**19,205,822**	21,745,507
Home equity, credit cards, overdrafts, other	**5,906,567**	5,548,470
	186,085,832	200,117,745
Less allowance for loan losses	**(4,087,999)**	(3,425,611)
Less deferred loan fees, net	**(707,191)**	(770,327)
	$ 181,290,642	$ 195,921,807

An analysis of the changes in the allowance for loan losses is as follows for the years ended December 31:

	2009	2008
Balance, January 1	**$ 3,425,611**	$ 2,577,452
Provision charged to expense	**3,572,000**	3,050,500
Recoveries	**145,244**	33,030
Loans charged off	**(3,054,856)**	(2,235,371)
Balance, December 31	**$ 4,087,999**	$ 3,425,611

As of December 31, 2009 and 2008, loans designated to nonaccrual status totaled $7,234,390 and $4,776,072, respectively. At the original contract rates, additional interest income of approximately $478,387 and $100,893 for 2009 and 2008, respectively, would have been recognized had all nonaccrual loans performed as originally agreed. As of December 31, 2009 and 2008, the Bank's investment in impaired loans with specific valuation allowances totaled approximately $3,056,146 and $1,638,959 with reserves in the amount of approximately

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$650,127 and $310,794, respectively. Impaired loans with no specific valuation allowance totaled $7,385,778 and $5,125,479 for the years ended December 31, 2009 and 2008, respectively. Average investment in impaired loans for the years ended December 31, 2009 and 2008, were approximately $8,118,989 and $3,084,410, respectively. The Bank recognized interest on impaired loans of $199,645 and $19,606 for the years ended December 31, 2009 and 2008, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

Loans to officers, directors, and their affiliates are subject to regulatory limitations. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions and do not involve more than a normal amount of credit risk. Such transactions were within the regulatory limitations. The activity for these loans at December 31, 2009 and 2008 is as follows:

	2009	2008
Beginning of year	**$ 359,540**	$ 550,107
Principal additions	**717,443**	1,292,614
Principal payments	**(604,455)**	(1,483,181)
	$ 472,528	$ 359,540

The interest rate components of held for sale and held to maturity loans is as follows at December 31, 2009 and 2008:

	2009	2008
Fixed rate loans	**$ 109,501,957**	$ 106,617,183
Variable rate loans	**84,141,233**	99,806,150
	$ 193,643,190	$ 206,423,333

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NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

	Depreciable Lives (in years)	**2009**	2008
Land		**$ 730,893**	$ 730,893
Buildings	30	**3,958,073**	3,958,073
Leasehold improvements	6-10	**1,372,055**	1,378,894
Furniture and equipment	3-10	**3,280,834**	3,195,690
Construction in progress		**1,612**	-
		9,343,467	9,263,550
Less accumulated depreciation		**(3,961,577)**	(3,547,004)
		$ 5,381,890	$ 5,716,546

Depreciation and amortization expense for the years ended December 31, 2009 and 2008, was $487,780 and $521,009, respectively.

The Bank leases its branch office buildings as well as the signage for certain branch locations under noncancelable operating lease agreements. The schedule of future minimum operating lease payments as of December 31, 2009, is summarized as follows:

Years ending December 31,	
2010	$ 575,479
2011	548,331
2012	514,616
2013	480,449
2014	441,772
Thereafter	4,621,226
	$ 7,181,873

Aggregate net rental expense amounted to approximately $482,316 and $492,390 for the years ended December 31, 2009 and 2008, respectively. During the years ended December 31, 2009 and 2008, rental expense in the amount of approximately $91,423 and $92,083, respectively, was incurred each year with a company owned by the chairman of the Board of Directors of the Bank. In addition, the Bank paid $26,111 and $24,140 in maintenance, repairs, taxes, utilities, and insurance to the above company during the years 2009 and 2008, respectively.

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NOTE 5 - DEPOSITS

At December 31, 2009, the scheduled maturities of time certificates of deposit were as follows:

2010	$ 29,863,525
2011	14,498,350
2012	1,425,500
2013	1,134,318
2014 and thereafter	32,000
	$ 46,953,693

Included in time certificates of deposit are public funds of approximately $2,730,756 and $967,921 at December 31, 2009 and 2008, respectively.

Deposits are established in the normal course of business by various officers and directors of the Bank. The terms of these deposits, including interest rates, are similar to those prevailing for comparable transactions. These deposits totaled $1,592,332 and $1,268,951 at December 31, 2009 and 2008, respectively.

Time certificates of deposit include deposits of $100,000 or more totaling approximately $20,544,067 and $28,327,407 at December 31, 2009 and 2008, respectively.

NOTE 6 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consisted of the following as of December 31:

	2009		2008	
	Weighted-Average Rate	**Amount**	Weighted-Average Rate	Amount
Securities sold under agreement to repurchase	0.15%	$ 4,345,334	0.25%	$ 4,151,451

Securities sold under agreements to repurchase were collateralized by mortgage-backed securities and U.S. government agency securities with a carrying amount of approximately $7,970,486 and $10,224,739 at December 31, 2009 and 2008, respectively. The market value of such securities was approximately $8,164,122 and $10,301,527 at December 31, 2009 and 2008, respectively.

The securities sold are either held in safekeeping or delivered into a third-party custodian's account designated by the Bank under a written custodial agreement that explicitly recognizes the Bank's interest in the securities. The secured party does not have the right to sell or re-pledge the securities.

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NOTE 7 - BORROWINGS

Federal Home Loan Bank Advances

Advances from the Federal Home Loan Bank consisted of the following as of December 31:

	2009		2008	
Maturity Date	**Weighted-Average Rate**	**Amount**	Weighted-Average Rate	Amount
Less than 1 year	3.36%	**$ 2,000,000**	3.19%	$ 3,000,000
1 to 3 years	3.68%	**4,000,000**	3.57%	6,000,000
		$ 6,000,000		$ 9,000,000

The borrowing agreement provides for borrowing of amounts up to 15% of total assets. FHLB advances are secured under a blanket pledge collateral agreement whereby the Bank maintains unencumbered securities or real estate secured loans with market values, which have been adjusted using a pledge requirement percentage based upon the types of securities or loans pledged, equal to at least 100 percent of outstanding advances, and FHLB stock. At December 31, 2009 the market value of loans pledged to the FHLB totaled $62,571,069.

Other Borrowings

The Bank has unsecured operating lines of credit with the following financial institutions at December 31, 2009:

	Line of Credit	Maturity Date
Pacific Coast Bankers Bank - Federal Funds Line	$ 9,000,000	6/30/2010
Zion's Bank - Federal Funds Line	$ 5,000,000	indefinite
Bankers' Bank of the West - Federal Funds Line	$ 10,860,000	2/28/2010

At December 31, 2009 and 2008, there were no outstanding balances under the Bank's operating line agreements. Interest varies based on the federal funds purchased rates.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The majority of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area, which is the southeastern Idaho area. Substantially all such customers are depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 3.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Outstanding commitments and standby letters of credit were granted primarily to commercial borrowers.

The Bank places its cash with high credit quality institutions. The amount on deposit fluctuates, and at times exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Bank to credit risk.

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NOTE 9 - STOCK OPTIONS

The Bank has granted two types of stock options (the Plans): nonqualified stock options for all employees and incentive stock options for two executives. The nonqualified stock options vest after two years of continuous service after the grant date. The incentive stock options have a vesting term of one to four years. The exercise price of the options is equivalent to the estimated fair market value of the stock at the date of grant. The number of shares, terms, and exercise period are determined by the Board of Directors on an option-by-option basis.

As of January 1, 2006, the Company adopted SFAS No. 123(R), *Share Based Payment*, which requires the recognition of compensation costs relating to share based payment transactions in the financial statements. The Company has elected the modified prospective application method of reporting, which provides for no restatement of prior periods and no cumulative adjustment to equity accounts. Prior to the adoption of SFAS No. 123(R), the Company elected to account for stock-based compensation using the intrinsic value-based method outlined in APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and adopted the disclosure-only provisions under FAS No. 123, *Accounting for Stock-Based Compensation.*

There were 70,000 options granted during the year ended December 31, 2007 at a stated exercise price of $23.84. No options were granted as of December 31, 2008. The options granted in 2007 were reissued in 2008 at a newly stated exercise price of $28.00 per share. The Company determined that there was no resulting compensation expense for the year ended December 31, 2008 as a result of the reissuance. At December 31, 2009 the options that were reissued in 2008 were exchanged for options with a stated exercise price of $22.34. This exchange resulted in equity compensation expense of $122,035 as of December 31, 2009.

Equity compensation expense is calculated using a calculated fair value that includes various assumptions. The following table shows the assumptions used in assuring at the fair value of stock options granted.

	2009	2008
Options granted	70,000	**0**
Expected volatility	16.99%	**na**
Expected dividends	0.00%	**na**
Expected term - years	4	**na**
Risk-free interest rate	2.13%	**na**
Weighted average fair value	$ 1.74	**na**
Aggregate average fair value	$ 122,036	**$** -

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A summary of the status of the Plans as of December 31 and changes during the years are presented below:

	2009		2008	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price
Outstanding options, beginning of year	**72,463**	**$ 27.67**	137,808	$ 19.30
Granted	**70,000**	**22.34**	-	
Converted to stock appreciation rights	**-**		-	
Exercised	**-**	**-**	(63,845)	14.52
Forfeited	**(72,463)**	**27.67**	(1,500)	15.95
Outstanding options, end of year	**70,000**	**$ 22.34**	72,463	$ 27.67
Options exercisable, end of year	**70,000**	**$ 22.34**	72,463	$ 27.67
Weighted-average:				
Fair value of options granted during the year	**$ 1.74**		$ -	
Remaining contractual life in years	**8.0**		8.7	

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding				Options Exercisable			
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life(in years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value
$22.34	70,000	8.0	$ 22.34	$ 1.74	70,000	8.0	$ 22.34	$ 1.74
Total	70,000	8.0	$ 22.34	$ 1.74	70,000	8.0	$ 22.34	$ 1.74

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Stock Appreciation Rights Plan

During the year ended December 31, 2006, the Bank adopted a stock appreciation rights (SAR) plan. As part of the adoption of this plan, the Bank converted 55,705 stock options to SARs, which entitles the recipient to a cash payment equal to the number of SARs granted multiplied by the increase in the fair market value of the underlying stock since the grant. The SARs are payable upon the termination of employment with the Bank. In accordance with SFAS No. 123(R), the Bank recognizes compensation expense and accrues a liability to match any appreciation of the stock's market value. To determine the market value of the stock, the Bank obtains annual market value appraisals as of December 31.

Three employees terminated their employment with the Bank during 2009 and $2,668 in SARs were paid out. The Bank recognized a compensation expense credit of $209,835 during the year ended December 31, 2009, as the underlying stock price depreciated to $18.50. At December 31, 2009, the Bank's total liability under the SARs plan was $188,952. The Bank awarded 18,902 units during 2009 at $18.50 per unit. As of December 31, 2009 there were 134,559 SARs outstanding.

The Bank recognized $327,990 of compensation expense credit during the year ended December 31, 2008, as the underlying stock price depreciated to $23.00 based on a fair value valuation as of December 31, 2008. The total liability associated with these awards was $401,425 for the year ended December 31, 2008. An additional 20,000 units were awarded at $23.00 per unit during the year ended December 31, 2008, resulting in 122,478 total units outstanding.

NOTE 10 - EMPLOYEE BENEFIT PLAN AND INCENTIVE PROGRAM

The Bank has a 401(k) profit sharing plan (the Plan) covering employees of the Bank who meet age and service requirements. Plan participants are fully vested after six years of service. The Bank matches employee contributions up to three percent of covered compensation. The Bank contributions to the Plan amounted to approximately $191,613 and $223,553 for the years ended December 31, 2009 and 2008, respectively. All contributions to the Plan for the years ended December 31, 2009 and 2008, were contributed to the Employee Stock Ownership Plan discussed below.

Effective January 1, 1999, the Bank put in place an Employee Stock Ownership Plan (the KSOP) which contains 401(k) provisions. The KSOP allows employees to allocate a portion of their 401(k) salary deferment to purchase the Bank's stock. All employees who were participants in the Bank's 401(k) plan as of January 1, 1999, automatically became eligible to participate in the KSOP. Subsequent to January 1, 1999, an employee can become eligible to participate in the KSOP provided he/she has attained 19 years of age and is employed in a position requiring at least 1,000 hours of service per year. In establishing the KSOP, eligible employees were given a one-time rollover provision, which allowed employees to rollover money during 1999 from other 401(k) investments to the KSOP to purchase the Company's stock.

During 2009, the KSOP borrowed $1,510,068 from the Bank in order to purchase 73,265 shares of common stock of the Company. As of December 31, 2009, $1,300,669 remained payable to the Bank. The KSOP had no borrowings or stock purchases as of December, 31, 2008.

The cost of shares acquired by the KSOP is considered unearned compensation and, as such, is recorded as a reduction of the Company's stockholders' equity. Shares purchased by the KSOP are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the KSOP and shares released from the suspense account are allocated among the participants on the basis of compensation in the year of allocation.

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Compensation expense is recorded equal to the fair value of shares held by the KSOP, which are deemed committed to be released. As noted above, KSOP compensation expense was approximately $191,613 and $223,553 for the years ended December 31, 2009 and 2008, respectively.

Effective May 10, 2005, the Bank initiated a Senior Officer Retirement Agreement under which the participating officer would receive annual payments of $50,000 per year for ten years beginning the year following retirement. On February 12, 2008 another Senior Officer Retirement Agreement was added. Under this plan the senior officer will receive annual payments of $90,000 a year for seven years beginning three years after retirement. The Bank has recorded a liability for these two plans to reflect the present value of these obligations. The liability was $917,007 and $875,000 at December 31, 2009 and 2008. Compensation expense of $42,007 and $469,000 was recorded for the Senior Officer Retirement Agreement for the years ended December 31, 2009 and December 31, 2008.

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The application of SFAS 157 in situations where the market for a financial asset is not active was clarified by the issuance of FSP No. SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," in October 2008. FSP No. SFAS 157-3 became effective immediately and did not significantly impact the methods by which the Company determines the fair values of its financial assets.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157

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establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value effective January 1, 2008. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

Securities

Fair values for securities, excluding FHLB stock, are based on quoted market prices or dealer quotes. The carrying value of FHLB stock approximates fair value based on their respective redemption provisions.

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Loans Held For Sale

Loans held for sale are reported at fair value if, on an aggregate basis, the fair value of the loans is less than cost. In determining whether the fair value of loans held for sale is less than cost when quoted market prices are not available, the Company may consider outstanding investor commitments, discounted cash flow analyses with market assumptions or the fair value of the collateral if the loan is collateral dependent. Such loans are classified within either Level 2 or Level 3 of the fair value hierarchy. Where assumptions are made using significant unobservable inputs, such loans held for sale are classified as Level 3. The Company classifies certain mortgage loans as held for sale. During 2009, the aggregate fair value of the mortgage loans exceeded their cost. Accordingly, no mortgage loans were marked-down and reported at fair value during 2009.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and liabilities measured at fair value on a non-recurring basis include the following:

Impaired Loans

Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.

The following table summarizes financial assets and financial liabilities measured at fair value as of December 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Input	Level 2 Input	Level 3 Input	Total Fair Value
Securities available for sale	$ -	$ 39,915,324	$ -	$ 39,915,324
Impaired loans with specific allowance	$ -	$ 3,056,146	$ -	$ 3,056,146
Loans available for sale	$ -	$ 7,557,358	$ -	$ 7,557,358
Other real estate owned	$ -	$ 895,128	$ -	$ 895,128

SFAS 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and cash equivalents and accrued interest. The methodologies for other financial assets and financial liabilities are discussed below:

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Interest Bearing Deposits in Banks

The carrying amounts of interest bearing deposits maturing within ninety days approximates their fair value. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Federal Funds Sold, FHLB Advances, Note Payable, Repurchase Agreements and Federal Funds Purchased

The estimated fair value of federal funds sold, FHLB borrowings, repurchase agreements, and federal funds purchased are estimated by discounting future cash flows using current rates offered on similar instruments.

Accrued Interest Receivable and Payable

The carrying amount of the accrued interest receivable and accrued interest payable approximates fair value.

Loans

For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values approximate carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values.

Deposits

The fair value of demand deposits, savings accounts, and certain money market investment accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using a market rate for the remaining maturity.

Borrowed Funds

The estimated fair value approximates carrying value for short-term borrowings. The fair value of long-term fixed-rate borrowings is estimated using quoted market prices, if available, or by discounting future cash flows using current interest rates for similar financial instruments. The estimated fair value approximates carrying value.

Commitments to Extend Credit and Letters of Credit:

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparts. The fair value of the fees at December 31, 2009 and 2008, were insignificant. See the following footnote for the notional amount of the commitments to extend credit.

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The book value and estimated fair value of the Bank's financial instruments as of December 31 are summarized as follows:

	2009		2008	
	Book Value	**Fair Value**	Book Value	Fair Value
Financial Assets				
Cash and due from banks	**$ 5,666,588**	**$ 5,666,588**	$ 6,916,298	$ 6,916,298
Federal funds sold	**6,335,000**	**6,335,000**	6,265,000	6,265,000
Interest bearing deposits in banks	**250,000**	**250,000**	-	-
Securities available for sale	**39,452,977**	**39,915,324**	28,114,641	28,396,975
Securities held to maturity	**1,228,582**	**1,253,018**	1,998,593	2,037,443
Federal Home Loan Bank stock	**579,400**	**579,400**	579,400	579,400
Mortgage loans held for sale	**7,557,358**	**7,557,358**	6,305,588	6,305,588
Loans, net	**181,290,642**	**182,926,104**	195,921,807	197,713,711
Accrued interest receivable	**1,363,060**	**1,363,060**	1,409,975	1,409,975
Financial Liabilities				
Deposits	**218,684,835**	**218,115,805**	217,655,351	218,115,805
Federal Home Loan Bank advances	**6,000,000**	**6,013,549**	9,000,000	9,019,000
Federal funds purchased	**-**	**-**	-	-
Repurchase agreements	**4,345,334**	**4,345,334**	4,151,451	4,151,451
Accrued interest payable	**142,150**	**142,150**	268,055	268,055

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit in the form of loans or through letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. Market risk arises from changes in interest rates.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policy in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments and contingent liabilities at December 31, 2009 and 2008, is as follows:

	2009	2008
Unfunded commitments under lines of credit	**$ 38,301,116**	$ 49,665,906
Letters of credit	**1,661,440**	1,500,053
	$ 39,962,556	$ 51,165,959

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Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The guarantees extend for more than 30 days and expire through 2010. The credit risk involved in issuing letters of credit is essentially the same as that involved in making loans to regular customers.

In connection with loans sold to or serviced for investors, the Bank is subject to contingent recourse obligations on approximately $56,389,148 and $40,945,901 as of December 31, 2009 and 2008, respectively. The Bank is required to repurchase any mortgage loan sold that is in default in the first nine months. The Bank was required to repurchase one loan in 2009 and one in 2008. Both loans were subsequently sold.

In the normal course of its business, the Bank becomes involved in litigation. In the opinion of management, based upon discussion with legal counsel, liabilities, if any, arising from these proceedings would not have a material adverse effect on the Bank's consolidated financial position.

As a result of a recent regulatory exam, the Bank's LLC's that were discussed in Note 1 were found to be in violation of the Real Estate Settlement Procedures Act. The LLC's suspended operations effective September 30, 2009, and were dissolved prior to December 31, 2009. This may result in a monetary penalty being assessed to the Bank. Management and legal counsel estimates the range of loss between $0 and $920,000.

NOTE 13 - REGULATORY REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2009, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Bank's category. Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009 and 2008, that the Bank meets all capital adequacy requirements to which it is subject.

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Capital amounts and ratios for the Bank as of December 31, 2009 and 2008, are summarized as follows:

December 31, 2009	Actual Amount	Ratio	Minimum Capital Requirement Amount	Ratio	Well Capitalized Requirement Amount	Ratio
Total capital (to risk-weighted assets)	**$ 23,570,000**	**11.78%**	**$ 16,006,880**	**8.00%**	**$ 20,028,600**	**10.00%**
Tier 1 capital (to risk-weighted assets)	**$ 21,044,000**	**10.52%**	**$ 8,003,440**	**4.00%**	**$ 12,017,160**	**6.00%**
Tier 1 capital (to average assets)	**$ 21,044,000**	**8.30%**	**$ 10,142,080**	**4.00%**	**$ 12,677,600**	**5.00%**
December 31, 2008						
Total capital (to risk-weighted assets)	$ 24,139,000	11.33%	$ 17,038,160	8.00%	$ 21,297,700	10.00%
Tier 1 capital (to risk-weighted assets)	$ 21,454,000	10.07%	$ 8,519,080	4.00%	$ 12,778,620	6.00%
Tier 1 capital (to average assets)	$ 21,454,000	8.55%	$ 10,073,480	4.00%	$ 12,551,850	5.00%

NOTE 14 - SALE LEASEBACK

The Bank entered into a sale leaseback transaction on December 31, 2007, involving a branch facility. Under the lease agreement, the Bank is required to make monthly lease payments of $12,271 for a period of 15 years. The Bank also has the option to renew for two successive five-year periods, and the lease calls for a 3% increase in the lease payment annually, starting in the second year. Lease expense related to the sale lease back was $151,670 and $147,252 for December 31, 2009 and 2008, respectively.

NOTE 15 – SUBSEQUENT EVENT

Subsequent events were considered through February 23, 2010.

SUPPLEMENTAL INFORMATION


EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors and Stockholders
Bank of Idaho Holding Company and Subsidiary
Idaho Falls, Idaho

Our report on our audit of the basic consolidated financial statements of Bank of Idaho Holding Company and Subsidiary, for December 31, 2009 and 2008 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The additional information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements. This additional information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

Eide Bailly LLP

Boise, Idaho
February 23, 2010

877 W. Main St., Ste. 800 | Boise, ID 83702-5858 | T 208.344.7150 | F 208.344.7435 | EOE

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2009

(in thousands)	Bank of Idaho	Bank of Idaho Holding Company	Eliminations	Consolidated
	December 31, 2009			
ASSETS				
Cash and due from banks	$ 5,667	$ 6	$ (6)	$ 5,667
Federal funds sold	6,335	-	-	6,335
Interest bearing deposits in bank	250	-	-	250
Securities available for sale, at fair value	39,915	-	-	39,915
Securities held to maturity, at cost	1,229	-	-	1,229
Federal Home Loan Bank stock, at cost	579	-	-	579
Mortgage loans held for sale	7,557	-	-	7,557
Loans, net	181,291	-	-	181,291
Investment in subsidiary, at cost, plus equity in net income	-	21,506	(21,506)	-
Accrued interest receivable	1,363	-	-	1,363
Premises and equipment, net	5,382	-	-	5,382
Other assets	3,784	-	-	3,784
	$ 253,352	$ 21,512	$ (21,512)	$ 253,352
LIABILITIES AND STOCKHOLDERS' EQUITY				
DEPOSITS				
Noninterest-bearing, demand	$ 52,969	$ -	$ (6)	$ 52,963
Interest-bearing				
NOW demand	47,886	-	-	47,886
Savings	38,590	-	-	38,590
Money market	32,292	-	-	32,292
Time certificates of deposit	46,954	-	-	46,954
Total deposit	218,691	-	(6)	218,685
Securities sold under agreements to repurchase	4,345	-	-	4,345
Accrued interest payable	142	-	-	142
Accounts payable and accrued	2,479	11	-	2,490
Stock appreciation rights	189	-	-	189
Federal funds purchased	-	-	-	-
FHLB advances and other borrowings	6,000	-	-	6,000
Total liabilities	231,846	11	(6)	231,851
STOCKHOLDERS' EQUITY				
Common stock	11,383	8,749	(11,383)	8,749
Retained earnings	9,661	12,290	(9,661)	12,290
Accumulated other comprehensive income	462	462	(462)	462
Total stockholders' equity	21,506	21,501	(21,506)	21,501
	$ 253,352	$ 21,512	$ (21,512)	$ 253,352

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2008

(in thousands)	Bank of Idaho	Bank of Idaho Holding Company	Eliminations	Consolidated
	December 31, 2008			
ASSETS				
Cash and due from banks	$ 6,916	$ 8	$ (8)	$ 6,916
Federal Funds Sold	6,265	-	-	6,265
Securities available for sale, at fair value	28,397	-	-	28,397
Securities held to maturity, at cost	1,998	-	-	1,998
Federal Home Loan Bank stock, at cost	579	-	-	579
Mortgage loans held for sale	6,306	-	-	6,306
Loans, net	195,922	-	-	195,922
Investment in subsidiary, at cost, plus equity in net income	-	21,735	(21,735)	-
Accrued interest receivable	1,410	-	-	1,410
Premises and equipment, net	5,717	-	-	5,717
Other assets	1,475	24	-	1,499
	$ 254,985	$ 21,767	$ (21,743)	$ 255,009
LIABILITIES AND STOCKHOLDERS' EQUITY				
DEPOSITS				
Noninterest-bearing, demand	$ 56,632	$ -	$ (8)	$ 56,624
Interest-bearing				
NOW demand	41,031	-	-	41,031
Savings	14,740	-	-	14,740
Money market	43,240	-	-	43,240
Time certificates of deposit	62,020	-	-	62,020
Total deposit	217,663	-	(8)	217,655
Securities sold under agreements to repurchase	4,152	-	-	4,152
Accrued interest payable	268	-	-	268
Accounts payable and accrued	1,766	-	-	1,766
Stock appreciation rights	401	-	-	401
Federal funds purchased	-	-	-	-
FHLB advances and other borrowings	9,000	-	-	9,000
Total liabilities	233,250	-	(8)	233,242
STOCKHOLDERS' EQUITY				
Common stock	11,260	8,627	(11,260)	8,627
Retained earnings	10,193	12,858	(10,193)	12,858
Accumulated other comprehensive income	282	282	(282)	282
Total stockholders' equity	21,735	21,767	(21,735)	21,767
	$ 254,985	$ 21,767	$ (21,743)	$ 255,009

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

(in thousands)	Bank of Idaho	Bank of Idaho Holding Company	Eliminations	Consolidated
INTEREST AND DIVIDEND INCOME				
Loans, including fees	$ 13,250	$ -	$ -	$ 13,250
Securities				
Held to maturity	75	-	-	75
Available for sale	1,103	-	-	1,103
Other interest	12	-	-	12
Total interest and dividend income	14,440	-	-	14,440
INTEREST EXPENSE				
NOW demand and savings	934	-	-	934
Money market	194	-	-	194
Time certificates of deposit	1,313	-	-	1,313
Federal Home Loan Bank advances and other borrowings	240	-	-	240
Total interest expense	2,681	-	-	2,681
NET INTEREST INCOME	11,759	-	-	11,759
Provision for loan losses	3,572	-	-	3,572
Net interest income after provision for loan losses	8,187	-	-	8,187
NONINTEREST INCOME				
Service charges on deposit accounts	992	-	-	992
Gain on sale of mortgage loans held for sale	3,040	-	-	3,040
Merchant discount income	42	-	-	42
Trust fee income	700	-	-	700
Equity in net income of subsidiary	-	318	(318)	-
Gain on sale of loans	11	-	-	11
Other	214	-	-	214
Total noninterest income	4,999	318	(318)	4,999
NONINTEREST EXPENSE				
Salaries, wages and benefits	7,151	11	-	7,162
Net occupancy expense	1,619	-	-	1,619
Advertising and business development	398	-	-	398
Accounting and consulting	236	-	-	236
Bankcard and merchant services	17	-	-	17
Data processing	460	-	-	460
Legal	207	-	-	207
Telephone, postage and courier	249	-	-	249
Office supplies	127	-	-	127
FDIC assessment	511	-	-	511
General and administrative	1,874	30	-	1,904
Total noninterest expense	12,849	41	-	12,890
INCOME BEFORE INCOME TAXES	337	277	(318)	296
Income tax expense	19	-	-	19
NET INCOME	$ 318	$ 277	$ (318)	$ 277

BANK OF IDAHO HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

(in thousands)	Bank of Idaho	Bank of Idaho Holding Company	Eliminations	Consolidated
INTEREST AND DIVIDEND INCOME				
Loans, including fees	$ 15,082	$ 3	$ (3)	$ 15,082
Securities				
Held to maturity	118	-	-	118
Available for sale	1,283	-	-	1,283
Other interest	52	-	-	52
Total interest and dividend income	16,535	3	(3)	16,535
INTEREST EXPENSE				
NOW demand and savings	701	-	-	701
Money market	858	-	(3)	855
Time certificates of deposit	2,292	-	-	2,292
Federal Home Loan Bank advances and other borrowings	643	-	-	643
Total interest expense	4,494	-	(3)	4,491
NET INTEREST INCOME	12,041	3	-	12,044
Provision for loan losses	3,050	-	-	3,050
Net interest income after provision for loan losses	8,991	3	-	8,994
NONINTEREST INCOME				
Service charges on deposit accounts	1,144	-	-	1,144
Gain on sale of mortgage loans held for sale	2,023	-	-	2,023
Merchant discount income	44	-	-	44
Trust fee income	762	-	-	762
Equity in net income of subsidiary	-	1,454	(1,454)	-
Gain on call of securities	-	-	-	-
Gain on sale of credit card portfolio	7	-	-	7
Other	148	-	-	148
Total noninterest income	4,128	1,454	(1,454)	4,128
NONINTEREST EXPENSE				
Salaries, wages and benefits	6,971	9	-	6,980
Net occupancy expense	1,677	-	-	1,677
Advertising and business development	454	-	-	454
Accounting and consulting	220	-	-	220
Bankcard and merchant services	3	-	-	3
Data processing	456	-	-	456
Legal	103	88	-	191
Telephone, postage and courier	260	-	-	260
Office supplies	124	-	-	124
FDIC assessment	139	-	-	139
General and administrative	1,194	-	-	1,194
Total noninterest expense	11,601	97	-	11,698
INCOME BEFORE INCOME TAXES	1,518	1,360	(1,454)	1,424
Income tax expense	64	-	-	64
NET INCOME	$ 1,454	$ 1,360	$ (1,454)	$ 1,360

EXHIBIT C

BANK OF IDAHO HOLDING COMPANY

AMENDED AND RESTATED TRANSFER RESTRICTION AGREEMENT

THIS AMENDED AND RESTATED TRANSFER RESTRICTION AGREEMENT (this "Agreement") is made and entered into effective as of the 11th day of May, 2010, among **BANK OF IDAHO HOLDING COMPANY,** an Idaho corporation (the "Company"), and each of the parties who are signatories hereto, who are stockholders (collectively "Stockholders" and individually a "Stockholder") of the Company. This Agreement amends and restates the Transfer Restriction Agreement, dated as of September 29, 2006.

RECITALS:

Shares of the Company's stock ("Company Stock") have been issued to the Stockholders of the Company. The Stockholders are entering into this Agreement with the understanding and agreement that this Agreement is currently binding on the parties hereto and will be binding on future Stockholders of Company Stock.

For their mutual benefit, the parties desire by this Agreement to impose the rights and restrictions on Transfers of Company Stock. The parties further desire that this Agreement be binding upon their successors and all others who may subsequently acquire Company Stock from either a Stockholder or the Company.

In consideration of the foregoing recitals, and the mutual promises contained herein, the parties agree as follows:

ARTICLE 1.0

DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings indicated:

"Board of Directors" shall mean the board of directors of the Company as it is constituted from time to time.

"Company Stock" shall mean (i) shares of no par value per share common stock of the Company of which 3,000,000 shares have been authorized and any such additional shares hereafter authorized, and (ii) any and all options or warrants to acquire the foregoing.

"Effective Date" shall mean the 29th day of September, 2006. This Agreement shall not become effective until all Stockholders of the Company have executed a copy of this Agreement and become parties hereto.

"Non-Sale Transfer" means any Transfer that is not a Sale Transfer or a Transfer to a Permitted Transferee.

"Permitted Transferee" shall mean any of the following:

> With respect to any transferor of Company Stock ("Transferor Stockholder"): (i) the spouse of the Transferor Stockholder and any lineal descendants of the Transferor Stockholder, (ii) any Qualified Subchapter S Trust, as defined in § 1361(d)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), which has as a beneficiary either (A) the Transferor Stockholder, or (B) the spouse of the Transferor Stockholder and/or the lineal descendants of the Transferor Stockholder, and (iii) the Transferor Stockholder's estate, including the personal representative, executor, conservator or similar fiduciary for the Transferor Stockholder's estate when acting in said capacity. Notwithstanding anything to the contrary contained in the foregoing, as long as the Company and the Stockholders have made an "S Election," each of the Stockholders agrees that a Permitted Transferee shall not include any transferee that is not a qualified "S Corporation Shareholder," as defined in the Code.

"Person" shall mean any individual, trust, estate, association, partnership, corporation, limited liability company, limited partnership, joint venturer or other entity.

"S Election" means an election to be taxed as an S corporation for federal and state income tax purposes pursuant to Code § 1362 in accordance with Subchapter S of the Code.

"Sale Transfer" shall mean any bona fide arm's-length transfer of Company Stock for valuable consideration in which the transferor voluntarily participates or would voluntarily participate, subject to the rights and restrictions pursuant to this Agreement, and in which the consideration for the Transfer consists solely of cash, securities traded on an established market, the transferee's promissory note, bond or similar instrument, or any combination of the foregoing.

"Stockholder" shall include any Person who is now or hereafter becomes the owner of Company Stock or any interest therein as long as such Person remains the owner thereof, provided that the Company shall not be a Stockholder with respect to shares of Company Stock acquired by the Company.

"Transfer" shall mean any direct or indirect, voluntary or involuntary, sale, assignment, gift, grant, distribution or other transfer or disposition by a Stockholder of Company Stock or any interest therein (including a beneficial interest) in any manner.

ARTICLE 2.0

GENERAL RESTRICTIONS

2.01 Restrictions on Transfers. Company Stock may not be transferred by any Stockholder except as otherwise specifically authorized by this Agreement. Any Transfer of Company Stock by a Stockholder (including without limitation, an attempted sale under any execution, attachment or similar process) shall be subject to all the rights and restrictions in this Agreement and shall not be effective or recognized by the Company without full compliance with this Agreement. In the event any Company Stock is transferred in accordance with this Agreement, the transferred Company Stock shall remain subject to this Agreement with respect to any subsequent Transfer. This Agreement shall apply to and restrict any Company Stock now owned or hereafter acquired by the Stockholder. Company Stock may be pledged and hypothecated, but any such pledge or hypothecation shall be subject to the terms of this Agreement, and specifically the terms of Section 7.02 of this Agreement.

2.02 Stock Certificate Legend. To effectuate this Agreement, all Company Stock shall contain a legend substantially as follows on the back of each certificate:

> **"The Bank of Idaho Holding Co. (the "Company") is or may become a Small Business Corporation under the IRS Code, Subchapter S. All transfers of the Company's stock that would disqualify the Company for Subchapter S treatment are prohibited. All transfers must be approved by the Company prior to transfer. As to all transfers, the Company has a right of first refusal.**
>
> **Complete details, and a copy of the Transfer Restriction Agreement is available upon request.**
>
> **Any and all attempted transfers that do not comply with these restrictions and the Transfer Restriction Agreement are void *ab initio*."**

2.03 Future Issues of Stock. All Company Stock now owned or hereafter acquired by any Stockholder, including Company Stock issued by the Company to any Person, shall be subject to this Agreement. All certificates or other instruments representing Company Stock shall bear a legend substantially as set forth in Section 2.02, and the Company Stock represented thereby shall be subject to this Agreement. Without limiting the other provisions of this Agreement, the Company shall not issue Company Stock to any Person unless the Person to which such Company Stock is to be issued and any other Person who has a community property or similar interest in such stock agrees in writing to be bound by this Agreement.

2.04 Banking and Securities Laws. Shares of Company Stock may not be transferred in violation of or without first obtaining any consents or approvals that may be required pursuant to applicable federal banking laws and regulations, including without limitation, the Change in Bank Control Act. In the event any Transfer of Company Stock requires the prior consent or approval of any regulatory body in order to comply with applicable banking laws and regulations, the Transfer shall be postponed for a reasonable time in order to allow such consent or approval to be obtained, and applicable time periods pursuant to this Agreement shall be adjusted as reasonably required during the time such consent or approval is pending. Any Stockholder proposing to transfer Company Stock for which any such prior consent or approval is required shall, in addition to any other requirements of this Agreement, diligently and in good faith apply for such consent or approval and shall use reasonable efforts and diligence to obtain such consent or approval at the earliest possible date. Shares of Company Stock have not been registered under the Securities Act of 1933 (the "Act") or any state securities laws. Company Stock may not be offered for sale, sold, or otherwise transferred except in compliance with all applicable provisions of the Act and state securities laws, including requirements for exemptions from registration under the Act and applicable state securities laws.

2.05 Election to be Treated as an S Corporation.

(a) Application. The provisions and restrictions contained in this Section 2.05 are in addition to and not in lieu of any other provisions or restrictions set forth in this Agreement. This Section shall be applicable to all outstanding shares of Company Stock and all holders of Company Stock. In the event of any conflict between the provisions of this Section and any other provision of this Agreement, the provisions of this Section shall control.

(b) Election and Continuation of S Corporation Status. An S Election under the Code has been or will be made for the Company. Each Stockholder shall execute and deliver to the Company such instruments, and shall take such further actions, as may be requested by the Board of Directors in order to maintain such S Election unless and until there is a vote to revoke such election pursuant to subsection (g) of this Section. The Company and the Stockholders agree that they will do nothing, directly or indirectly, that would cause an inadvertent or wrongful termination of the S election and agree to take such further actions as may be required to continue the S Election and prevent its termination, unless a decision has been made to revoke the election as provided herein. Each of the Stockholders that is not qualified under the requirements of the Code to be a Stockholder of an S corporation shall within thirty (30) days after notice from the Company, transfer all Company Stock owned by such Stockholder to Persons who will be eligible to be S corporation stockholders. All of the provisions of this Agreement shall apply to any such Transfer. Any ineligible Stockholder that does not transfer all of its Company Stock to Persons eligible to be S corporation stockholders prior to the end of such 30-day period shall be in default of this Agreement and, in addition to any other rights and remedies the Company and other Stockholders may have as a result of such default of this Agreement, such Stockholder shall be deemed to have made a Non-Sale Transfer of all the Company Stock owned by such Stockholder at the expiration of such 30-day period.

(c) Prohibition on Transfers that Would Terminate S Election. The Company and each Stockholder agree that they will not issue or transfer any Company Stock:

(i) To any Person that would cause the Company to have more Stockholders than the total number of stockholders an S corporation is then permitted to have under Code § 1361(b)(1)(A), or any successor provision thereto;

(ii) To any Person who or which is not then permitted to hold shares in an S corporation under the Code (as of the date of this Agreement, such disqualifying Stockholders include, for example and not by way of limitation, nonresident alien individuals, corporations, partnerships, certain individual retirement accounts, and trusts that do not satisfy the requirements of the Code); and

(iii) To any Person who the transferor knows, or has reasonable grounds to believe, will take action that will cause the S Election to terminate.

(d) Effect of Purported Transfer. Any purported Transfer or acquisition of Company Stock in violation of this Section 2.05 shall be null and void ab initio, and the parties agree that any such Transfer or acquisition may and should be enjoined. The purported transferee shall have no interest in any of the Company Stock purported to be transferred. Further, any purported Transfer in violation of this Section will not affect the beneficial ownership of shares. Thus, the Person making the purported Transfer will retain the right to vote and the right to receive distributions and liquidation proceeds. Additionally, the Person making the purported Transfer shall continue to report the portion of income or loss allocated to them in accordance with the provisions of the Code as then in effect.

(e) Trust Amendments. Any trust that is a party to this Agreement or to which a Transfer has occurred shall not alter or amend its trust instrument in a manner that would cause the trust to be an ineligible Stockholder in an S corporation under the Code. At least thirty (30) days prior to the effective date of any trust amendment, the trustee of the trust shall submit any proposed amendment to the Company for its review and approval, and if it so desires, the Company may request an opinion of counsel that such amendment does not cause the trust to become an ineligible Stockholder.

(f) Opinion of Counsel. As a condition precedent to the effectiveness of any Transfer of Company Stock that would otherwise be permitted or required under this Agreement, at the request of the Board of Directors the transferor, at its expense, shall provide to the Company a written opinion of legal counsel, in form and substance satisfactory to counsel to the Company, that the Transfer will not result in a termination of the S Election or prohibit the Company from making an S Election in the future. Any purported Transfer in the absence of such a favorable opinion of counsel shall be null and void ab initio.

(g) Revocation of S Election. The S Election of the Company may be revoked upon the affirmative vote of the Stockholders in the manner specified in Section 7.13 of this Agreement. If a determination to revoke the S Election is made under this subsection, each holder of Company Stock and other party to this Agreement agrees to execute, acknowledge and deliver all documents necessary or appropriate to effect the revocation.

(h) Tax Matters Person. The Tax Matters Person for the Company shall be appointed by the Board of Directors.

(i) Distributions to Stockholders. Subject to any limitations on distributions imposed by federal and State of Idaho commercial bank regulators, applicable laws, rules or regulations, including without limitation the laws, rules and regulations applicable to Idaho corporations and commercial banks and bank holding companies, the parties agree as follows:

(i) Subject to terms of this subsection, for any period an S Election is in effect for the Company, the Company shall make pro rata distributions of money to Stockholders owning outstanding shares of Company Stock for the purpose of allowing payment of federal and state income taxes on the income (net of any tax benefits produced for the Stockholders by the Company's losses, deductions and credits) that passes through from the Company to its Stockholders under the applicable provisions of the Code.

(ii) The total amount required to be distributed shall be determined by conclusively presuming that all taxable income passed through to each Stockholder will be taxed at the maximum federal rate (without regard to exemptions or phase outs of lower tax rates) and the maximum State of Idaho rate (if applicable) at which income of any individual can be taxed in the calendar year that includes the last day of the Company's taxable year.

(iii) The Company shall make reasonable efforts to make the distributions required in subsection (i) in a timely manner to allow the tax attributable to the income passed through the Company to any Stockholder to be paid when due.

(iv) No provision in this Section shall cause the total distribution paid with respect to any outstanding Company Stock entitled to receive distributions to differ from the amounts paid with respect to any other outstanding Company Stock entitled to receive distributions, except as otherwise provided in Section 7.14.

(v) No provision of this Section shall be construed to limit the ability of the Company to declare and pay additional distributions to the Stockholders out of the assets of the Company legally available for such payment at such time or times as the Board of Directors may determine.

(j) Waiver of Termination of "S" Status. If the status of the Company as an S corporation is terminated inadvertently and the Company wishes to obtain a ruling under § 1362(f) of the Code, each Stockholder and other party to this Agreement agrees to make any adjustments required pursuant to § 1362(f)(4) of the Code and approved by the Board of Directors. A Stockholder's obligation to make such adjustments shall continue after the Stockholder has ceased to own stock in the Company and after this Agreement has terminated.

2.06 Restriction on Transfers to Permitted Transferees.

(a) Application. The provisions and restrictions contained in this Section 2.06 are in addition to and not in lieu of any other provisions or restrictions set forth in this Agreement. This Section shall be applicable to all outstanding shares and all holders of Company Stock. In the event of any conflict between the provisions of this Section and any other provisions of this Agreement other than Section 2.05, the provisions of this Section shall control. The provisions of Section 2.05 shall control in the event of any conflict between the provisions of this Section and Section 2.05.

(b) Transfers to Permitted Transferees Not Requiring Board of Directors Approval. Transfers of Company Stock to Permitted Transferees by a Stockholder may be made without the prior approval of the Board of Directors or the Stockholders; provided, however, that prior to any such Transfer, the Permitted Transferee shall be required to execute a copy of this Agreement, to the extent not previously executed, and any purported Transfer in violation of this subsection 2.06 (b) shall be null and void, ab initio.

2.07 Notice of Transfers. Written notice of each proposed Sale Transfer or Non-Sale Transfer of Company Stock shall be given to the Company as provided herein in care of its President. In the case of a Sale Transfer, such notice shall be given at least twenty (20) business days prior to the proposed effective date of the Transfer. In the case of a Non-Sale Transfer, at least ten (10) business days' prior notice of transfer shall be given if reasonably possible, and if not, notice shall be given within ten (10) business days after the Transfer. Any such notice shall disclose that the Transfer is about to occur or has occurred in the case of a Non-Sale Transfer and, if applicable, shall provide sufficient information to allow the Company to confirm that the Transfer otherwise complies with the provisions of this Agreement. The Board of Directors may prevent the issuance of certificates representing Company Stock until the requirements of the preceding sentence have been satisfied. Notice pursuant to this Section is in addition to and not in lieu of any other notice required by this Agreement.

ARTICLE 3.0

RESTRICTIONS ON SALE TRANSFERS

Any Stockholder desiring to transfer (for purposes of this Section 3.01, a "Transferor Stockholder") any interest in Company Stock to any Person (other than a Permitted Transferee) pursuant to a Sale Transfer shall give prior written notice of the proposed Transfer (for purposes of this Section 3.01, the "Sale Transfer Notice") to the Company in accordance with the time period set forth in Section 2.07. In addition to stating the Transferor Stockholder's intention to transfer Company Stock, the Sale Transfer Notice shall state: (a) the number of shares of Company Stock to be transferred and describe the proposed Transfer; (b) the name, address and telephone number of the proposed transferee(s) and of all individuals who directly or indirectly own any portion of a proposed transferee that is not an individual; and (c) all the terms and conditions of the proposed Transfer. The Sale Transfer Notice shall include a complete and accurate copy of all agreements and other instruments entered into or to be entered into in connection with the proposed Transfer or otherwise reflecting any of the terms and conditions of the proposed Transfer. On the date of the delivery of the Sale Transfer Notice to the Company, the Company shall become entitled to exercise the purchase option in the manner set forth in Article 5.0 with respect to all of the shares of Company Stock proposed to be transferred.

ARTICLE 4.0

RESTRICTIONS ON NON-SALE TRANSFERS

A Stockholder shall give notice (for purposes of this Article 4.0, the "Non-Sale Transfer Notice") to the Company in accordance with the time period set forth in Section 2.07 specifying the Stockholder whose Company Stock was the subject of the Non-Sale Transfer (for purposes of this Article 4.0, a "Transferor Stockholder") and the number of shares of Company Stock owned by the Transferor Stockholder and describing the Non-Sale Transfer. On the date the Non-Sale Transfer Notice is given, the Company shall become entitled to exercise the purchase option in the manner set forth in Article 5.0 with respect to all of the shares of Company Stock that is the subject of the Non-Sale Transfer.

ARTICLE 5.0

PROVISIONS GOVERNING PURCHASE OPTIONS

5.01 Application. The exercise of the purchase options granted in Article 3.0 and Article 4.0 shall be governed by this Article 5.0.

5.02 Additional Definitions. For purposes of this Article 5.0:

(a) "Commencement Date" shall mean the date Transfer Notice is received by the Company pursuant to Article 3.0 or Article 4.0, as applicable.

(b) "Option Shares" shall mean all of the shares of Company Stock subject to the purchase option.

(c) "Transfer Notice" shall mean a Sale Transfer Notice or a Non-Sale Transfer Notice.

5.03 Company Options to Purchase Option Shares. The Company shall have a primary right and option to purchase all or any portion of the Option Shares. Within twenty (20) days after the Commencement Date, the Company shall have the right and option to purchase the Option Shares. To the extent the Company's option is not exercised within the time period set forth herein, such option shall lapse.

5.04 Exercise of Options. The Company may exercise options to purchase any or all of the Company Stock described in the Transfer Notice pursuant to this Article 5.0 by delivering written notice of exercise to the Stockholder from whom the Option Shares will be purchased.

5.05 Effect of Failure to Exercise Right to Purchase All Option Shares. In the event that the Company does not elect to purchase all of the Option Shares within the time period set forth in Section 5.03, the following provisions shall apply with respect to those shares of Company Stock that the Company does not elect to purchase:

(a) In the case of a forfeiture of the purchase option granted in Article 3.0, that portion of the Option Shares that have not been purchased by the Company may be transferred, within thirty (30) days after the expiration of the period for the exercise of the Company option to acquire the Option Shares, to the transferee named in the Sale Transfer Notice and upon the terms stated in the Sale Transfer Notice. However, as a condition precedent to such Transfer, the transferring Stockholder shall cause the transferee to execute a counterpart of this Agreement and thereby become subject to all of the provisions hereof applicable to Stockholders, and failure of such transferee to become a party to this Agreement shall cause any Transfer to such transferee to be in breach of this Agreement. If the Option Shares are not transferred within such 30-day period the Option Shares automatically shall become subject once again to the terms of this Agreement.

(b) In the case of a forfeiture of the purchase options granted in Article 4.0, the Option Shares may be transferred pursuant to the Non-Sale Transfer event described in the Non-Sale Transfer Notice, conditioned upon the transferee becoming a party to this Agreement in the same manner as is provided in subsection (a) above.

5.06 Purchase and Sale of Option Shares. If the purchase option is exercised, with respect to any or all of the Option Shares, the Stockholder owning the Option Shares (or the party receiving the Option Shares by reason of the Non-Sale Transfer) shall sell, and the Company shall purchase, the Option Shares at the price and on the terms set forth herein.

5.07 Purchase Price. The purchase price for Option Shares purchased on the exercise of any options granted pursuant to this Agreement shall be as follows:

(a) For any Option Shares purchased pursuant to a Sale Transfer Notice, the price per share shall be the price set forth in the Transfer Notice; and

(b) As to Company Stock transferred pursuant to a Non-Sale Transfer, the purchase price per share shall be based on the Board of Director's most recent fair market valuation determination of the per share value of the Common Stock. The Board of Directors shall establish a per share value of the Common Stock at least annually. Valuations shall generally be performed, at the discretion of the Board of Directors, as of the end of each calendar year; however, the Board of Directors, in its sole discretion, may have fair market valuations of the Common Stock performed at any time or from time to time during any given year. The Board of Directors may use an appraisal performed by a qualified, independent bank appraiser to assist it with the determination of the per share value of the Common Stock. In determining the per share value of the Common Stock, the appraisal and the Board of Directors may take into account or apply any minority, marketability or other discount. No party other than the Board of Directors shall have the right to require or request that a new or more recent valuation be performed for purposes of determining the per share value of the Common Stock.

5.08 Payment of Purchase Price. The purchase price for Option Shares purchased on the exercise of an option granted pursuant to Article 4.0 or pursuant to the terms of Section 2.05 shall be paid in currently available funds at closing. The purchase price for Option Shares purchased on the exercise of options granted pursuant to Article 3.0 shall be paid as provided in the Transfer Notice given pursuant to such Article. In all cases, payment of the purchase price shall be subject to the provisions of Section 5.09.

5.09 Offset Against Stockholder Debt. If a Stockholder whose Option Shares are purchased hereunder by the Company owes any debt to the Company or the Bank, at the option of the Company, the amount of such debt owed to the Company and/or the Bank shall be offset against the purchase price otherwise payable; provided, however, that this Section 5.09 shall be subordinate to any indebtedness of a Stockholder to a lender to whom the Stockholder has pledged or hypothecated his Company Stock.

5.10 Closing.

(a) Place. Unless otherwise agreed by the purchasing and selling parties, the closing of a purchase of Company Stock by the Company or the Stockholders pursuant to this Agreement shall take place at the principal office of the Company.

(b) Date. The closing of any purchase of Option Shares shall occur on a business date specified by the Company which shall be within five (5) days after the expiration of the period within which the option to purchase such shares could have been exercised.

(c) Deliveries at Closing. At the closing, the selling and purchasing parties shall execute and deliver to each other the various documents which shall be required to carry out their obligations hereunder, including the assignment and delivery of certificates representing the purchased Company Stock, free and clear of all liens, pledges, encumbrances, claims, rights and restrictions other than restrictions pursuant to this Agreement. Any encumbrance on stock so transferred may be paid from the proceeds of the sale.

ARTICLE 6.0

TERMINATION

This Agreement shall terminate upon the occurrence of any of the following events:

(a) The written agreement of a majority of the then members of the Board of Directors of the Company;

(b) The acquisition of all of the issued and outstanding Company Stock by (i) any one Stockholder, or (ii) any Person;

(c) Simultaneously with the completion of an underwritten initial public offering of the Company's Stock; or

(d) The expiration of twenty (20) years after the Effective Date of this Agreement.

ARTICLE 7.0

MISCELLANEOUS PROVISIONS

7.01 Specific Performance and Other Remedies. The parties declare that it may be difficult to measure in money the damages which may be suffered by any party by reason of nonperformance of obligations under this Agreement. Therefore, if any party or the fiduciary of a party institutes any action or proceeding to enforce this Agreement, any Person (including the Company) against whom such action or proceeding is brought consents to the imposition of specific performance or other equitable relief and waives any claim or defense that there is an adequate remedy at law. The foregoing shall be in addition to and not in lieu of any other remedies available at law or in equity, and all such remedies may be pursued separately or simultaneously. In the event of litigation concerning the interpretation or enforcement of this Agreement, the prevailing party shall be entitled to an award of reasonable attorney fees, costs, and expenses.

7.02 Company Stock that is Pledged or Hypothecated. A Stockholder of the Company may pledge or hypothecate the Stockholder's Company Stock. In the event of any such pledge or hypothecation, the party that takes a security interest in the Company Stock (referred to herein as the "Lender") agrees that any attempt to proceed against the Company Stock that has been pledged or hypothecated to the Lender is bound by the terms of this Agreement and specifically the terms of Section 2.05 of this Agreement. As such, the Lender shall not undertake any action that would result in the termination of the Company's election to be taxed as an S Corporation for federal and state income tax purposes. The Lender agrees that it will do nothing, directly or indirectly, that would cause an inadvertent or wrongful termination of the S election and agrees that it will cooperate with the Company in disposing of the Company Stock that is the subject of the pledge or hypothecation so that the actions of the Lender do not result in a termination of the S election.

7.03 Captions and Headings. The headings throughout this Agreement are for convenience and reference only and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

7.04 Entire Agreement; Amendment and Waiver. This Agreement represents the entire agreement and understanding of the parties on the subject hereof and supersedes all prior negotiations, agreements and understandings. No change or modification of this Agreement shall be valid unless the same shall be in writing and approved by all of the Stockholders and the Company. No waiver of any provision of this Agreement shall be valid unless the same is in writing and signed by the parties sought to be charged with such waiver, and no waiver shall be a continuing waiver unless otherwise expressly stated therein.

7.05 Construction of Language. The language used in this Agreement and all parts hereof shall be construed as a whole according to its fair meaning, and neither strictly for nor against any party, and all parties have equally participated in the preparation of this Agreement.

7.06 Singular or Plural; Gender. Whenever required by the context, the singular shall include the plural, the plural the singular, and one gender shall include all genders.

7.07 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their Personal representatives, heirs, successors and assigns, and shall be binding upon any Transferee who has received any shares of Company Stock in accordance with or in violation of the provisions hereof and the Personal representatives, heirs and assigns of such Transferee.

7.08 Invalid Provision. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and the Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

7.09 Governing Law. This Agreement shall be governed by and construed in accordance with applicable laws of the State of Idaho.

7.10 Split-Up, Etc. In the event of any change in the amount or nature of any Company Stock by reason of any stock dividend, split-up, recapitalization, reorganization, merger, consolidation, combination or exchange of shares, this Agreement shall also apply to any and all shares held by reason of any such event. This Agreement shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, changes of its capital or business structure, or to merge, consolidate, dissolve, liquidate, sell, transfer or exchange all or any part of its business, assets or stock, but such transactions shall be subject to the provisions of this Agreement to the extent otherwise provided herein.

7.11 Notices. Each Stockholder shall be obligated to keep the Company informed of such Stockholder's address and telephone numbers (including facsimile telephone numbers) for notices pursuant to this Agreement. Such addresses shall be used for all notices required or permitted pursuant to this Agreement. Any notice required or permitted under the provisions of this Agreement shall be in writing and shall be deemed to have been given and received when delivered in Person or upon deposit in the mail of the United States, postage prepaid, certified and return receipt requested, addressed to the party to receive such notice at the address specified to the Company pursuant to this Section.

7.12 Intentionally Left Blank.

7.13 Special Voting Procedure. In order for the Stockholders to decide to make or revoke an S Election pursuant to Section 2.05, the decision on such matter must be approved by Stockholders owning at least two-thirds (66.66%) of the outstanding shares of Company Stock with general voting rights. Any decision so approved shall be binding upon all the parties to this Agreement.

7.14 Distributions Shall Take Into Account Varying Interests in Company Stock. If there are changes in Company Stock ownership during periods the Company's S Election is in effect, distributions by the Company to Stockholders with respect to the Company's Stock in any taxable year may be made on the basis of the Stockholders varying interests in the Company's income in the then current or immediately preceding taxable year, as applicable. Nothing in this Section requires the Company to make distributions. Distributions made on the basis of Stockholders' varying interests that are attributable to the Company's current taxable year or immediately preceding taxable year shall be allocated and paid to Stockholders (including former Stockholders whose interest in the Company terminated during the current or immediately preceding taxable year) on the basis of the number of shares of Company Stock owned on each day of the taxable year in question. This provision is intended to comply with Treasury Regulation § 1.1361-1(1)(2)(iv) under the Code and shall be construed accordingly.

7.15 Directors Not Disqualified. For purposes of determining whether the Company shall exercise any right, remedy or option to purchase Company Stock pursuant to this Agreement, none of the Company's directors shall be considered interested or otherwise disqualified from participation and voting on such matters solely because of their status as Stockholders.

7.16 Counterparts. This Agreement may be executed in counterparts, and all parties need not sign each counterpart.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this instrument to be effective as of the day and year first above written.

BANK OF IDAHO HOLDING COMPANY

By: ___________________________________
Park Price, President

STOCKHOLDER:

____
Stockholder Date

____
Stockholder Date

Stockholder's Address:

____

____

Telephone: ______________________
E-mail: ______________________
Fax: ______________________

EXHIBIT
D

BANK OF IDAHO HOLDING CO.

SUBSCRIPTION AND SHAREHOLDER AGREEMENT

STOCK ISSUE: Up to a maximum of 162,162 shares of Voting Common Stock ("Shares") of Bank of Idaho Holding Co. (the "Company"), at no par value, are to be subscribed for and issued at $18.50 per share (the "Offering"). There is no minimum amount of Shares to be sold to make the Offering effective and all proceeds from the Offering shall be immediately available for the Company's use. The minimum investment in the Shares for current shareholders of the Company (the "Current Shareholders") is 20 shares for a total minimum investment of $370.00. The offering to the Current Shareholders allows them to exercise their preemptive rights to acquire shares and is open for sixty (60) days after the effective date of the federal exemption and state registration under which the Shares are offered. The minimum investment in the shares for new shareholders of the Company (the "New Shareholders") is 13,500 shares for a total minimum investment of $249,750.00. The offering to New Shareholders will open concurrent with the offering to the Current Shareholders and shall close on December 31, 2010. The Shares will be sold only in lots of 10 shares to the Current Shareholders and New Shareholders over the respective minimum investment amount. All Share purchasers must be qualified to hold shares of a Subchapter S Corporation for federal income tax purposes. The subsequent transfer of the Shares is restricted by the terms of the Company's Transfer Restriction Agreement.

The undersigned hereby offers to purchase the following indicated number of Shares of the Company at the subscription price of $18.50 per share and encloses herewith the aggregate subscription price for such shares. **Checks or money orders should be made payable to "Bank of Idaho Holding Co."**

Check One: Current Shareholder ☐ New Shareholder ☐

Total number of shares subscribed for
(not less than 20 Shares Current Shareholders) ____________
(not less than 13,500 Shares New Shareholders)

x $ 18.50

Aggregate purchase price (enclosed) $____________

APPLICATIONS FOR SHARES FROM CURRENT SHAREHOLDERS MUST BE RECEIVED BY 5:00 P.M. ON SEPTEMBER [__], 2010, THE EXPIRATION DATE OF THE OFFERING TO THE CURRENT SHAREHOLDERS TO ALLOW THEM TO EXERCISE THEIR PREEMPTIVE RIGHTS (SUBJECT TO RENEWAL OR EARLIER TERMINATION BY THE COMPANY).

APPLICATIONS FOR SHARES FROM NEW SHAREHOLDERS MUST BE RECEIVED BY 5:00 P.M. ON DECEMBER 31, 2010, THE EXPIRATION DATE OF THE OFFERING TO THE NEW SHAREHOLDERS (SUBJECT TO RENEWAL OR EARLIER TERMINATION BY THE COMPANY).

The Company can accept this offer for all or any portion of the Shares applied for in the preceding paragraphs, or it can reject this offer in part or in full at its sole discretion. **THE COMPANY MAY NOT OBTAIN SUBSCRIPTIONS BEYOND 162,162 SHARES, AND IF SUBSCRIPTIONS FOR THE TOTAL SHARES ARE OBTAINED, ACCEPTED AND PAID FOR BEFORE THE OFFERING EXPIRES, THE COMPANY WILL TERMINATE THE OFFERING WITHOUT FURTHER NOTICE.** Acceptance will be effective when notice of acceptance, executed by a duly authorized officer or director of the Company, has been deposited in the United States Mail, postage prepaid, addressed to the undersigned at the address given below.

By executing this Subscription and Shareholder Agreement below, the undersigned hereby represents, warrants, agrees to, and acknowledges the following terms and conditions:

1. All funds received by the Company shall be immediately available for use upon receipt and acceptance by the Company.

2. The Shares have been issued in reliance on an exemption from the registration requirements of the Securities Act of 1933 pursuant to Regulation A for federal law purposes and are being offered pursuant to a registration statement filed with the Idaho Department of Finance for Idaho law purposes and will be registered or exempt from registration in other state jurisdictions wherein purchasing Current Shareholders reside. The Shares may be resold subject to the general anti-fraud protections of the Federal, Idaho State and other state jurisdiction securities laws and in compliance with the Company's Transfer Restriction Agreement.

3. Prior to completing this Subscription and Shareholder Agreement, the undersigned acknowledges that he or she was provided a copy of the Company's Offering Circular, dated September [__], 2010.

4. The undersigned represents and warrants to the Company that by executing this Subscription and Shareholder Agreement, the undersigned agrees to all of the terms and conditions of the Offering as contained in the Offering Circular and this Subscription and Shareholder Agreement.

5. The undersigned represents and warrants that he or she understands that the Shares are being issued subject to the terms, conditions, and transfer restrictions contained in the Company's Transfer Restriction Agreement contained in Exhibit B to the Offering Circular and further acknowledges that he or she has read the same. By accepting the Shares subscribed to hereunder, the undersigned expressly agrees that he or she shall be bound by and become a party to the Company's Transfer Restriction Agreement and further agrees to hold all acquired Shares in accordance with the Transfer Restriction Agreement's terms and conditions just as if they were a signatory and a party to the Transfer Restriction Agreement.

6. The undersigned represents and warrants to the Company that he or she understands that the Company is a Subchapter S corporation for federal and state income tax purposes and that the undersigned will have to separately account on their federal and state income tax returns for their

pro rata share of the Company's items of income, deduction, losses and credits. The undersigned further represents and warrants to the Company that he or she is either (i) an individual who is a United States citizen or resident alien (who intends to reside indefinitely in the United States) or (ii) a United States trust otherwise entitled to hold the subscribed to Shares indefinitely and is otherwise a permitted shareholder of a Subchapter S corporation as defined by Internal Revenue Code § 1361(c)(2) and accompanying regulations. If the undersigned is a United States trust as defined in the previous sentence, then concurrently with the signing of this Subscription and Shareholder Agreement, the undersigned represents and warrants that it has provided a true and correct copy of the trust agreement and all amendments, if any, to the Company setting all the terms and conditions of the trust, its current and successor trustees and its current and future beneficiaries so that the Company can determine that the undersigned is a permitted shareholder.

7. The undersigned has received all information that the undersigned believes is necessary or desirable from the Company and understands the terms and conditions in connection with an investment in the Company.

8. The Shares purchased by the undersigned shall be registered as listed below. If certificates for shares are to be issued in more than one name, please specify whether ownership is to be as Community Property, as Tenants in Common or as Joint Tenants with Right of Survivorship.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE PAGE FOR SUBSCRIPTION AND SHAREHOLDER AGREEMENT
(INDIVIDUAL US CITIZEN/RESIDENT ALIEN)

The undersigned further represents and warrants that he or she has read this Subscription and Shareholder Agreement and that the undersigned is a resident of the State of _________________.

IN WITNESS WHEREOF, the undersigned has executed this Subscription and Shareholder Agreement as of the ______ day of ____________________________, at (City) ______________, (State) _____, in triplicate, and returned the original and one copy to: **Bank of Idaho Holding Co., 151 N. Ridge, Suite 240, Idaho Falls, Idaho 83402, Attn: Park Price, President.**

____
Signature of Subscriber
Date:_____________________________

____
Signature of Joint Subscriber
Date:_____________________________

____
Name(s) Typed or Printed

____
Social Security Number(s) or Federal Tax Identification Number(s)

Tele. No.:____________________
Fax No.:_____________________
E-mail Address:_______________

____
Home Address

____
City, State and Zip Code

Share Ownership (check one):
Community Property ☐
Tenants-in-Common ☐
Joint Tenants with Right of Survivorship ☐

SIGNATURE PAGE FOR SUBSCRIPTION AND SHAREHOLDER AGREEMENT
(UNITED STATES TRUST)

The undersigned trustee(s) further represent(s) and warrant(s) that he or she has read this Subscription and Shareholder Agreement, that he or she is authorized to execute the same, that the undersigned trust is a resident or has its principal place of administration in the State of ________________, that the undersigned has provided herewith a true and correct copy of the trust agreement or declaration and all amendments, if any, to the Company, and that the undersigned trust is in all respects qualified under Internal Revenue Code § 1361(c)(2) and accompanying regulations to be a permitted shareholder of a Subchapter S Corporation.

IN WITNESS WHEREOF, the undersigned has executed this Subscription and Shareholder Agreement as of the ______ day of ____________________________, at (City) - ______________, (State) _____, in triplicate, and returned the original and one copy to: **Bank of Idaho Holding Co., 151 N. Ridge, Suite 240, Idaho Falls, Idaho 83402, Attn: Park Price, President.**

____
Name of Trust
By:___________________________________
Print Title:_____________________________
Date:_________________________________

____
Name(s) of Beneficial Owner(s)
____
____
____

____
Social Security Number(s) or Federal Tax Identification Number(s)
____
____
____

Tele. No.:______________________
Fax No.:_______________________
E-mail Address: ________________

____
Business Address

____
City, State and Zip Code

ACCEPTANCE BY BANK OF IDAHO HOLDING CO.

The undersigned officer of Bank of Idaho Holding Co. hereby agrees to the foregoing subscription for _______ (insert no.) of Shares in Bank of Idaho Holding Co. by aforementioned individual or trust and agrees to issue to the said individual or trust, in reliance upon all the representations and warranties contained in this Subscription and Shareholder Agreement, a stock certificate in Bank of Idaho Holding Co. for such Shares.

IN WITNESS WHEREOF, the undersigned officer or his or her (its) authorized representative has executed this Acceptance the date indicated below.

BANK OF IDAHO HOLDING CO.

By:________________________________
Print Name:__________________________
Title:_______________________________
Date:_______________________________

Form **W-9**
(Rev. October 2007)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give form to the requester. Do not send to the IRS.

See Specific Instructions on page 2. Print or type

Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership
☐ Limited liability company. Enter the tax classification (D=disregarded entity, C=corporation, P=partnership) ▶ ....
☐ Other (see instructions) ▶

☐ Exempt payee

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Social security number

or

Employer identification number

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here | **Signature of U.S. person** ▶ | **Date** ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued).

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,

• The U.S. grantor or other owner of a grantor trust and not the trust, and

• The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see *Special rules for partnerships* on page 1.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). Check the "Limited liability company" box only and enter the appropriate code for the tax classification ("D" for disregarded entity, "C" for corporation, "P" for partnership) in the space provided.

For a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line.

For an LLC classified as a partnership or a corporation, enter the LLC's name on the "Name" line and any business, trade, or DBA name on the "Business name" line.

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the "Exempt payee" box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 7[2]

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited liability company (LLC)* on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting *www.irs.gov* or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt payees, see *Exempt Payee* on page 2.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]
For this type of account:	**Give name and EIN of:**
6. Disregarded entity not owned by an individual	The owner
7. A valid trust, estate, or pension trust	Legal entity [4]
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "DBA" name on the second name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 1.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

Call the IRS at 1-800-829-1040 if you think your identity has been used inappropriately for tax purposes.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS personal property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.consumer.gov/idtheft* or 1-877-IDTHEFT(438-4338).

Visit the IRS website at *www.irs.gov* to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

EXHIBIT E

EXHIBIT E

ACKNOWLEDGEMENT OF RECEIPT OF OFFERING CIRCULAR

The undersigned, having spoken to one of the Company's authorized officers about an investment in the Company, hereby acknowledges receipt of a copy of the Company's Offering Circular with accompanying exhibits and agrees to individually read the Offering Circular or consult their financial advisor prior to making an investment in the Company.

____

Print Name:______________________

Date:__________________________

AUTHORIZED OFFICER:

____

Print Name:______________________

Date:__________________________

PART III – EXHIBITS

INDEX TO EXHIBITS

Item 2(2) Bank of Idaho Holding Co. Restated Articles of Incorporation and Bylaws

Item 2(3) Bank of Idaho Holding Co. Transfer Restriction Agreement

Item 2(4) Subscription Agreement

Item 2(6) Material Contracts:

a. Bank of Idaho Holding Co. Second Reissued Non-Qualified Stock Option Certificate dated November 30, 2009
b. Bank of Idaho Holding Co. First Amended and Restated 2006 Stock Appreciation Rights Plan dated December 31, 2008
c. Lease Extension Agreement dated January 23, 2010 and Lease Agreement dated April 1, 2000 by and between Hannah's Holdings, LLC and the Bank of Idaho
d. Bank of Idaho Holding Co. and Bank of Idaho Amended and Restated Senior Officer Retirement Agreement dated December 31, 2008
e. Bank of Idaho Amended and Restated CEO Emeritus and Deferred Compensation Agreement—Clarification Amendment dated November 30, 2009 and Bank of Idaho Amended and Restated CEO Emeritus and Deferred Compensation Agreement dated December 31, 2008

Item 2(10) Consent of Eide Bailey, LLP

Item 2(11) Opinion regarding Legality

Item 2(15) Opinion regarding Tax Consequences


FILED EFFECTIVE

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION (RESTATED) OF THE BANK OF IDAHO HOLDING CO.

The Articles of Incorporation (Restated) of the Bank of Idaho Holding Co., an Idaho corporation, are amended as follows:

1. The name of the corporation is Bank of Idaho Holding Co.

2. The Amendment approved by the shareholders of the Corporation amends Article IV of the Articles of Incorporation by replacing Article IV thereof with the following:

ARTICLE IV

The aggregate number of shares which the corporation shall have authority to issue is 3,000,000 shares of common stock having no par value.

3. This Amendment shall be implemented through a stock split of 550 to 1.

4. The Amendment was adopted by the Shareholders on the 31st day of January, 2006, at a Special Meeting of Shareholders held at the offices of the Corporation at 151 N. Ridge, Idaho Falls, Idaho.

5. All of the Corporation's shareholders were given notice of this special meeting as required by law.

6. The Amendment was approved by the Corporation's Board of Directors, which recommended it to the Corporation's Shareholders.

7. On the 31st day of January, 2006, there were 2,282.47 shares of the Corporation's

Common Stock, the only authorized class of the Corporation's Stock, issued and outstanding.

8. At said Special Meeting of Shareholders, 1197.2509 shares were present, for 52% of the issued and outstanding stock.

9. At said Special Meeting of Shareholders, 798.5782 shares were represented by proxy, for 34% of the issued and outstanding stock.

10. At said Special Meeting of Shareholder, 1995.7691, or 86.75%, of issued and outstanding shares were present and voting personally or by proxy.

11. The number of votes cast in favor of the Amendment to the Corporation's Articles of Incorporation was sufficient for approval.

IN WITNESS THEREOF, the undersigned Secretary of the Bank of Idaho Holding Co. has hereunto set his hand this 12 day of December, 2006.

BANK OF IDAHO HOLDING CO.

By: [signature]
Ralph M. Hartwell, Secretary

(CORPORATE
SEAL)

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
BANK OF IDAHO

KNOW ALL MEN BY THESE PRESENTS:

1. The name of the corporation is the Bank of Idaho.

2. The undersigned are all of the members of the Board of Directors of the Bank of Idaho Holding Co., the bank holding company owning ONE HUNDRED PERCENT (100%) of the issued and outstanding shares of the Bank of Idaho, an Idaho Banking Corporation.

3. That, pursuant to a unanimous vote of the Board of Directors of the Bank of Idaho Holding Co., and representing a unanimous vote of all issued and outstanding shares of the Bank of Idaho, the Articles of Incorporation of the Bank of Idaho shall be amended as follows:

NINTH:

A. The personal liability of members of the Board of Directors for money damages for any action taken or any failure to take any action shall be and is hereby eliminated and/or limited to the full extent allowed by law not to include Idaho Code §26-213 or §30-1-833.

B. The President of the Corporation or his designee is hereby authorized to enter into Indemnification Agreements with the corporation's existing and future directors in recognition of such directors' need for substantial protection against personal liability and contractual assurance that such protection shall be available pursuant to Idaho Code §30-1-202(1)(e).

ADOPTED BY RESOLUTION OF THE BOARD this 14th day of March, 2006.

ATTEST: [signature]
Fred Thompson, Director

ATTEST: [signature]
Ronald Warnecke, Director

Form 1-A Item 2(2)

ATTEST: ______________________
John Rigby, Director

ATTEST: ______________________
Terri Timberman, Director

ATTEST: ______________________
Emma Atchley, Director

ATTEST: ______________________
Ralph Hartwell, Director

ATTEST: ______________________
Harold Latin, Director

ATTEST: ______________________
Kenlon Johnson, Director

ATTEST: ______________________
Park Price, Director

ATTEST: ______________________
William F. Rigby, Director

FILED EFFECTIVE

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION (RESTATED) OF THE BANK OF IDAHO HOLDING CO.

2005 DEC -1 PM 12:30

SECRETARY OF STATE
STATE OF IDAHO

The Articles of Incorporation (Restated) of the Bank of Idaho Holding Co. are amended as follows:

1. The name of the corporation is Bank of Idaho Holding Co.

2. The following Amendment was adopted by the shareholders of the Corporation, and amends Article IV of the Restated Articles of Incorporation by replacing Article IV thereof with the following:

ARTICLE IV

The aggregate number of shares which the corporation shall have authority to issue is 5,455 shares of common stock having no par value.

3. This Amendment shall be implemented through a reverse stock split of 550 to 1. The Corporation will not issue certificates to persons owning less than one share after the reverse stock split. The Corporation will pay those fractional shareholders the fair value of their shares immediately prior to the effective date of this Amendment.

4. The Amendment was adopted by the Shareholders on the 28th day of November, 2005, at a Special Meeting of Shareholders held at the Corporate offices in the lobby of the O.E. Bell Center, at 151 N. Ridge, Idaho Falls, Idaho.

5. All of the Corporation's shareholders were given notice of this special meeting as

IDAHO SECRETARY OF STATE
12/01/2005 05:00
CK: 3858 CT: 129334 BH: 924675
1 @ 30.00 = 30.00 AMEND PROF # 2
1 @ 20.00 = 20.00 EXPEDITE C # 3

COPY

C119921

required by law and the Corporation's Bylaws.

6. The Amendment was previously adopted and approved by the Corporation's Board of Directors, which recommended it to the Corporation's Shareholders.

7. There are currently 1,309,589 shares of the Corporation's Common Stock, the only authorized class of the Corporation's Stock, issued and outstanding.

8. At the Special Meeting of Shareholders, the record owners of 312,598 shares were present, representing 23.87% of the issued and outstanding stock.

9. At the Special Meeting of Shareholders, the record owners of 760,037 shares were represented by proxy, representing 58.04% of the issued and outstanding stock.

10. At the Special Meeting of Shareholders, 1,072,635, or 81.91%, of the issued and outstanding shares were present and voting personally or by proxy.

11. The number of votes cast in favor of the Amendment to the Corporation's Articles of Incorporation was sufficient for approval.

/ / /

/ / /

12. This Amendment was adopted in compliance with all state and federal laws, the Idaho Business Corporation Act, the Corporation's Articles of Incorporation and its Bylaws.

DATED 30th day of November, 2005.

BANK OF IDAHO HOLDING CO.

By: ______________________
William F. Rigby, President

(CORPORATE SEAL)

By: ______________________
Ralph M. Hartwell, Secretary

STATE OF IDAHO)
)ss.
County of Bonneville)

On this 30th day of November, 2005, before me, a Notary Public in and for the State of Idaho, personally appeared William F. Rigby, President of the Bank of Idaho Holding Co. and Ralph M. Hartwell, Secretary of the Bank of Idaho Holding Co., the corporation that executed the instrument and the persons who executed the instrument on behalf of said corporation, and acknowledged to me that such corporation executed the same.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal, the day and year in this certificate first written.

MARK J. MILLER NOTARY PUBLIC STATE OF IDAHO

____
Notary Public for Idaho
Residing at Idaho Falls, Idaho
My Commission Expires: 21 July 09

CERTIFICATE

I, RALPH M. HARTWELL, do hereby certify that I am the duly elected, qualified and acting Secretary of the Bank of Idaho Holding Co., an Idaho corporation, and do hereby certify that:

1. The name of the corporation is Bank of Idaho Holding Co.

2. The Amendment approved by the shareholders of the Corporation amends Article IV of the Articles of Incorporation by replacing Article IV thereof with the following:

ARTICLE IV

The aggregate number of shares which the corporation shall have authority to issue is 3,000,000 shares of common stock having no par value.

3. The Amendment was adopted by the Shareholders on the 14th day of June, 1999, at a Special Meeting of Shareholders held at the offices of the Corporation at 399 North Capital, Idaho Falls, Idaho.

4. All of the Corporation's shareholders were given notice of this special meeting as required by law.

5. The Amendment was approved by the Corporation's Board of Directors, which recommended it to the Corporation's Shareholders.

6. There are 140,000 shares of the Corporation's Common Stock, the only authorized class of the Corporation's Stock, issued and outstanding.

7. At said Special Meeting of Shareholders, 83,044 shares were present, for 59% of the issued and outstanding stock.

8. At said Special Meeting of Shareholders, 44,918 shares were represented by


COPY

proxy, for 32% of the issued and outstanding stock.

9. At said Special Meeting of Shareholder, 127, 962, or 91%, of issued and outstanding shares were present and voting personally or by proxy.

10. The number of votes cast in favor of the Amendment to the Corporation's Articles of Incorporation was sufficient for approval.

IN WITNESS THEREOF, the undersigned Secretary of the Bank of Idaho Holding Co. has hereunto set his hand this 9th day of August, 1999.

BANK OF IDAHO HOLDING CO.

By: ______________________

Ralph M. Hartwell, Secretary

(CORPORATE

SEAL)

RESTATED
ARTICLES OF INCORPORATION
OF
BANK OF IDAHO HOLDING CO.

The undersigned, the Board of Directors of the Bank of Idaho Holding Co., pursuant to the Idaho Business Corporation Act, adopts the following Restated Articles of Incorporation for such corporation:

ARTICLE I

The name of the corporation is Bank of Idaho Holding Co.

ARTICLE II

The period of its duration is perpetual.

ARTICLE III

The purpose or purposes for which the corporation is organized are: The transaction of all lawful business, including:

a. To engage in the business of acquiring, holding and disposing of shares of, and controlling and managing, financial institutions including, without limitation, banks, trust companies, mortgage companies, insurance companies, savings and loan associations and finance companies.

b. To engage in the transaction of any or all lawful business for which corporations may be organized under the Idaho Business Corporation Act.

ARTICLE IV

The aggregate number of shares which the corporation shall have authority to issue is 3,000,000 shares of common stock having no par value.

ARTICLE V

There are no provisions denying preemptive rights.


C119921
COPY

ARTICLE VI

The personal liability of the directors of the Bank of Idaho Holding Co. shall be eliminated in accordance with Idaho Code § 30-1-54 for monetary damages for breach of fiduciary duty as a director. The liability of a director shall not be eliminated or limited for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, provided for under Idaho Code § 30-1-48, or for any transaction from which the director derived an improper personal benefit.

ARTICLE VII

The address of the initial registered office of the corporation and the name of its initial registered agent at such address is William F. Rigby, P.O. Box 1487, 399 N. Capital Ave., Idaho Falls, Idaho 83403.

ARTICLE VIII

Provisions for the regulation of the internal affairs of the corporation are set forth in the By-Laws.

ARTICLE IX

The number of directors constituting the initial Board of Directors of the corporation shall not be less than five nor more than nine.

ARTICLE X

The name and address of the incorporator is:

NAME	ADDRESS
William F. Rigby	3004 Westmoreland Circle Idaho Falls, ID 83402.

We, the undersigned Board of Directors of the Bank of Idaho Holding Co., have executed these Restated Articles of Incorporation in duplicate this 9 day of August, 1999.

ATTEST: ______________________
William J. DeMott, Director.

ATTEST: ______________________
Diane Rigby, Director.

ATTEST: ______________________
Ralph M. Hartwell, Director.

ATTEST: ______________________
William F. Rigby, Director.

ATTEST: ______________________
Harold L. Latin, Director.

ATTEST: ______________________
Fred T. Thompson, Director.

STATE OF IDAHO)
)ss.
County of Bonneville)

On this 9th day of August, 1999, before me, a Notary Public in and for the State of Idaho, personally appeared WILLIAM J. DEMOTT, RALPH M. HARTWELL, HAROLD L. LATIN, DIANE RIGBY, WILLIAM F. RIGBY, and FRED T. THOMPSON, known and identified to me to be the Directors of The Bank of Idaho, and the entire Board of Directors of the corporation that executed the instrument, and the persons who executed the instrument on behalf of said corporation, and acknowledged to me that such corporation executed the same.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal, the day and year in this certificate first written.

____
Notary Public for Idaho
Residing at Idaho Falls, Idaho
My Commission Expires: 3/6/2004

CORPORATE RESOLUTION

AUTHORIZING AMENDMENT TO BANK OF IDAHO HOLDING COMPANY BYLAWS

WHEREAS the Bylaws of Bank of Idaho Holding Co. provide for ten (10) regular meetings of the Board of Directors; and

WHEREAS the Bylaws of Bank of Idaho Holding Co. do not provide for a restriction on transfers of shares of stock of the corporation; and

WHEREAS the Shareholders of Bank of Idaho Holding Co. voted to reduce the number of regular meetings for the Board of Directors from ten (10) to eight (8) at the special shareholders meeting held on 1/31/06; and

WHEREAS the Shareholders of Bank of Idaho Holding Co. voted on and approved the Stock Transfer Restriction Agreement at the special shareholders meeting held on 11/28/05.

NOW, THEREFORE, BE IT RESOLVED:

That the By-Laws of Bank of Idaho Holding Co be amended as follows:

That the Article III, Section 3 of the Bylaws of Bank of Idaho Holding Co. be amended to read: "Directors shall hold at least eight (8) meetings per year."

That the following paragraph shall be added to Article VI as Section 3:

"All shares of the corporation are subject to the provisions of the Bank of Idaho Holding Co. Stock Transfer Restriction Agreement, and no transfer in violation of that Agreement shall be made or entered on the stock transfer books of the corporation."

That Article VIII shall be amended to add the language "and the Stock Transfer Restriction Agreement" after the words "Articles of Incorporation".

WILLIAM F. RIGBY
Chairman of the Board

IN WITNESS WHEREOF, I have hereunto set my hand as secretary of said corporation and affixed the corporate seal this 13th day of March, 2007.

(SEAL)

Assistant Secretary

Form 1-A Item 2(2)

AMENDED BY-LAWS

OF

BANK OF IDAHO HOLDING CO.

ARTICLE I. OFFICES

The principal office of the corporation in the State of Idaho shall be located in the City of Idaho Falls, County of Bonneville. The corporation may have such other offices, either within or without the State of Idaho, as the board of directors may designate or as the business of the corporation may require from time to time.

The registered office of the corporation required by the Idaho Business Corporation Act to be maintained in the State of Idaho shall be identical with the principal office in the State of Idaho.

ARTICLE II. SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders shall be held on the Monday prior to the second Tuesday in the month of March of each year, beginning with the year 1998, at the hour of 12:00 o'clock p.m., or at such other time on such other day within such months as shall be fixed by the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting of the shareholders as soon thereafter as conveniently may be. All regular meetings of stockholders shall be held in Idaho Falls, Idaho.

Section 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by the board of directors, and shall be called by the president at the request of the holders of not less than one-fifth of all outstanding shares of the corporation entitled to vote at the meeting.

Section 3. Place of Special Meetings. Any special meeting of the shareholders, called by the board of directors, or if a special meeting be otherwise called, shall be at the principal office of the corporation in Idaho Falls, Idaho.

Section 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall, unless otherwise prescribed by statute, be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mailing, by or at the direction of the president, or the secretary, or the officer or other persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, or at such other last known address of which the corporation may have notice, with postage thereon prepaid.

Section 5. Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the board of directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 6. Voting Record. The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete record of the shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

Section 7. Quorum. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If a quorum is present at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 9. Voting of Shares. Subject to the provisions of Section 12 of this Article II, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

Section 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the By-Laws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such other corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Neither treasury shares of its own stock held by the corporation, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation are held by the corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time for purposes of any meeting.

Section 11. Informal Action by Shareholders. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Section 12. Cumulative Voting. At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number his shares shall equal, or by distributing such votes on the same principle among any number of such candidates.

ARTICLE III. BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of the corporation shall be managed by its board of directors.

Section 2. Number, Tenure and Qualification. The number of directors of the corporation shall be not less than five. Each director shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified. No person shall be eligible to serve as a director unless he shall be the owner in his own right of unhypothecated common stock of the holding company in the amount of at least Five Hundred Dollars ($500.00) par value. A majority of the directors shall be residents of the State of Idaho.

Section 3. Regular Meetings. A regular meeting of the board of directors shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place, within the State of Idaho, for the holding of additional regular meetings without other notice than such resolution. Directors shall hold at least eight (8) meetings per year no more than 70 days apart.

Section 4. Special Meetings. Special meetings of the board of directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the board of directors may fix any place, within the State of Idaho, as the place for holding any special meeting of the board of directors called by them.

Section 5. Notice. Notice of any special meeting shall be given at least three days prior thereto by written notice delivered personally or mailed to each director at his business address, or by E-Mail. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid. If notice be given by E-Mail, such notice shall be deemed to be delivered when the Email is sent to the Director. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 6. Quorum. A majority of the number of directors fixed by Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the board of directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

Section 8. Action Without a Meeting. Any action required or permitted to be taken by the board of directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors.

Section 9. Vacancies. Any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the board of directors for a term of office continuing only until the next election of directors by the shareholders.

Section 10. Compensation. By resolution of the board of directors, each director may be paid his expenses, if any, of attendance at each meeting of the board of directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the board of directors or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 11. Presumption of Assent. A director of the corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 12. Chairman of the Board. The board of directors may, at its discretion, elect a Chairman of the Board and assign to said Chairman such duties and responsibilities as deemed necessary by the board of directors to be in the best interest of the corporation, including the authority to act as chief executive officer of the corporation.

ARTICLE IV. OFFICERS

Section 1. Number. The officers of the corporation shall be a president, vice-presidents (the number thereof to be determined by the board of directors), a secretary, and a treasurer, each of whom shall be elected by the board of directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the board of directors. Any two or more offices may be held by the same person, except the office of president.

Section 2. Election and Term of Office. The officers of the corporation to be elected by the board of directors shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

Section 3. Removal. Any officer or agent may be removed by the board of directors whenever in its judgment, the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract right.

Section 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the board of directors for the unexpired portion of the term.

Section 5. President. The president, unless otherwise directed by resolution of the board of directors, shall be the chief executive officer of the corporation and, subject to the control of the board of directors, the president shall in general supervise and control all of the business and affairs of the corporation. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the board of directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these By-Laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors from time to time.

Section 6. The Vice-Presidents. In the absence of the president or in the event of his death, inability or refusal to act, the vice-president or in the event there be more than one vice-president, the vice-presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election, shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice-president shall perform such other duties as from time to time may be assigned to him by the president or by the board of directors.

Section 7. The Secretary. The secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the board of directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents, the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (e) sign with the president for shares of the corporation, the issuance of which shall have been authorized by resolution of the board of directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the board of directors. The secretary may also hold the office of treasurer, if authorized by the board of directors.

Section 8. The Treasurer. The treasurer shall perform all of the duties incident to the office of treasurer as from time to time may be assigned by the president or by the board of directors. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the board of directors shall determine.

Section 9. Assistant Secretaries and Assistant Treasurers. The assistant secretaries and treasurers, when authorized by the board of directors, may sign with the president certificates for shares of the corporation, the issuance of which shall have been authorized by a resolution of the board of directors. The assistant treasurers shall respectively, if required by the board of directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the board of directors shall determine. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, respectively, or by the president or the board of directors.

Section 10. Salaries. The salaries of the officers shall be fixed from time to time by the board of directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V. CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. Contracts. The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

Section 4. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the board of directors may select, and shall be at all times subject to the provisions of Idaho law concerning reserves, surplus and dividends.

ARTICLE VI. CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form as shall be determined by the board of directors. Such certificates shall be signed by the president and by the secretary or an assistant secretary and sealed with the corporate seal or a facsimile thereof. The signatures of such officers upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the corporation itself or one of its employees. Each certificate for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the corporation as the board of directors may prescribe.

Section 2. Transfer of Shares. Transfers of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

Section 3. Restrictions on Transfers. All shares of the corporation are subject to the provisions of the Bank of Idaho Holding Co. Stock Transfer Restriction Agreement, and no transfer in violation of that Agreement shall be made or entered on the stock transfer books of the corporation.

ARTICLE VII. FISCAL YEAR

The fiscal year of the corporation shall begin on the first day of January and end on the thirty-first day of December in each year.

ARTICLE VIII. DIVIDENDS

The board of directors may, from time to time, declare and the corporation may pay dividends on its outstanding shares in the manner, and upon the terms and conditions provided by law and its Articles of Incorporation and any Stock Transfer Restriction Agreement.

ARTICLE IX. CORPORATE SEAL

The board of directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation and the state of incorporation and the words, "Corporate Seal".

ARTICLE X. WAIVER OF NOTICE

Whenever any notice is required to be given to any shareholder or director of the corporation under the provision of these By-Laws or under the provisions of the Idaho Business Corporations Act, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XI. AMENDMENTS

These By-Laws may be altered, amended or repealed and new By-Laws may be adopted by the board of directors or by the shareholders at any regular or special meeting, by a two-thirds majority thereof.

ARTICLE XII. EXECUTIVE COMMITTEE

Section 1. Appointment. The board of directors, by resolution adopted by a majority of the full board, may designate two or more of its members to constitute an executive committee. The designation of such committee and the delegation thereto of authority shall not operate to relieve the board of directors, or any member thereof, of any responsibility imposed by law.

Section 2. Authority. The executive committee, when the board of directors is not in session, shall have and may exercise all of the authority of the board of directors except to the extent, if any, that such authority shall be limited by the resolution appointing the executive committee and except also that the executive committee shall not have the authority of the board of directors in reference to amending the articles of incorporation, adopting a plan of merger or consolidation, recommending to the shareholders the sale, lease or other disposition of all or substantially all of the property and assets of the corporation otherwise than in the usual and regular course of its business, recommending to the shareholders a voluntary dissolution of the corporation or a revocation thereof, or amending the By-Laws of the corporation.

Section 3. Tenure and Qualifications. Each member of the executive committee shall hold office until the next regular annual meeting of the board of directors following his designation and until his successor is designated as a member of the executive committee and is elected and qualified.

Section 4. Meetings. Regular meetings of the executive committee may be held without notice at such times and places as the executive committee may fix from time to time by resolution. Special meetings of the executive committee may be called by any member thereof upon not less than one day's notice, stating the place, date and hour of the meeting, which notice may be written or oral. Any member of the executive committee may waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person. The notice of a meeting of the executive committee need not state the business proposed to be transacted at the meeting.

Section 5. Quorum. A majority of the members of the executive committee shall constitute a quorum for the transaction of business at any meeting thereof and action of the executive committee must be authorized by the affirmative vote of a majority of the members present at a meeting at which a quorum is present.

Section 6. Action Without a Meeting. Any action required or permitted to be taken by the executive committee at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the members of the executive committee.

Section 7. Vacancies. Any vacancy in the executive committee may be filled by a resolution adopted by a majority of the full board of directors.

Section 8. Resignation and Removal. Any member of the executive committee may be removed at any time with or without cause by resolution adopted by a majority of the full board of directors. Any member of the executive committee may resign from the executive committee at any time by giving written notice to the president or secretary of the corporation, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9. Procedure. The executive committee shall elect a presiding officer from its members and may fix its own rules of procedure which shall not be inconsistent with these

By-Laws. It shall keep regular minutes of its proceedings and report the same to the board of directors for its information at the meeting thereof held next after the proceedings shall have been taken.

KNOW ALL MEN BY THESE PRESENTS: That we, the undersigned, being all of the incorporators and directors of the corporation known as Bank of Idaho Holding Co., do hereby certify that the above and foregoing Amended By-Laws, consisting of twelve (12) articles, were duly adopted as the By-Laws of the corporation at a meeting of the Directors duly called and held at Idaho Falls, Bonneville County, Idaho, on the 13th day of March, 2007, at which all of the Directors voted to adopt the above and foregoing Amended By-Laws of the said corporation, replacing and voiding any and all prior By-Laws, and that the same do now constitute the By-Laws of said corporation.

ATTEST:

Secretary

Wpdocs/bei/holding/amend.bylaws.2007

BANK OF IDAHO HOLDING COMPANY

AMENDED AND RESTATED TRANSFER RESTRICTION AGREEMENT

THIS AMENDED AND RESTATED TRANSFER RESTRICTION AGREEMENT (this "Agreement") is made and entered into effective as of the 11th day of May, 2010, among **BANK OF IDAHO HOLDING COMPANY,** an Idaho corporation (the "Company"), and each of the parties who are signatories hereto, who are stockholders (collectively "Stockholders" and individually a "Stockholder") of the Company. This Agreement amends and restates the Transfer Restriction Agreement, dated as of September 29, 2006.

RECITALS:

Shares of the Company's stock ("Company Stock") have been issued to the Stockholders of the Company. The Stockholders are entering into this Agreement with the understanding and agreement that this Agreement is currently binding on the parties hereto and will be binding on future Stockholders of Company Stock.

For their mutual benefit, the parties desire by this Agreement to impose the rights and restrictions on Transfers of Company Stock. The parties further desire that this Agreement be binding upon their successors and all others who may subsequently acquire Company Stock from either a Stockholder or the Company.

In consideration of the foregoing recitals, and the mutual promises contained herein, the parties agree as follows:

ARTICLE 1.0

DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings indicated:

"Board of Directors" shall mean the board of directors of the Company as it is constituted from time to time.

"Company Stock" shall mean (i) shares of no par value per share common stock of the Company of which 3,000,000 shares have been authorized and any such additional shares hereafter authorized, and (ii) any and all options or warrants to acquire the foregoing.

"Effective Date" shall mean the 29th day of September, 2006. This Agreement shall not become effective until all Stockholders of the Company have executed a copy of this Agreement and become parties hereto.

"Non-Sale Transfer" means any Transfer that is not a Sale Transfer or a Transfer to a Permitted Transferee.

"Permitted Transferee" shall mean any of the following:

With respect to any transferor of Company Stock ("Transferor Stockholder"): (i) the spouse of the Transferor Stockholder and any lineal descendants of the Transferor Stockholder, (ii) any Qualified Subchapter S Trust, as defined in § 1361(d)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), which has as a beneficiary either (A) the Transferor Stockholder, or (B) the spouse of the Transferor Stockholder and/or the lineal descendants of the Transferor Stockholder, and (iii) the Transferor Stockholder's estate, including the personal representative, executor, conservator or similar fiduciary for the Transferor Stockholder's estate when acting in said capacity. Notwithstanding anything to the contrary contained in the foregoing, as long as the Company and the Stockholders have made an "S Election," each of the Stockholders agrees that a Permitted Transferee shall not include any transferee that is not a qualified "S Corporation Shareholder," as defined in the Code.

"Person" shall mean any individual, trust, estate, association, partnership, corporation, limited liability company, limited partnership, joint venturer or other entity.

"S Election" means an election to be taxed as an S corporation for federal and state income tax purposes pursuant to Code § 1362 in accordance with Subchapter S of the Code.

"Sale Transfer" shall mean any bona fide arm's-length transfer of Company Stock for valuable consideration in which the transferor voluntarily participates or would voluntarily participate, subject to the rights and restrictions pursuant to this Agreement, and in which the consideration for the Transfer consists solely of cash, securities traded on an established market, the transferee's promissory note, bond or similar instrument, or any combination of the foregoing.

"Stockholder" shall include any Person who is now or hereafter becomes the owner of Company Stock or any interest therein as long as such Person remains the owner thereof, provided that the Company shall not be a Stockholder with respect to shares of Company Stock acquired by the Company.

"Transfer" shall mean any direct or indirect, voluntary or involuntary, sale, assignment, gift, grant, distribution or other transfer or disposition by a Stockholder of Company Stock or any interest therein (including a beneficial interest) in any manner.

ARTICLE 2.0

GENERAL RESTRICTIONS

2.01 Restrictions on Transfers. Company Stock may not be transferred by any Stockholder except as otherwise specifically authorized by this Agreement. Any Transfer of Company Stock by a Stockholder (including without limitation, an attempted sale under any execution, attachment or similar process) shall be subject to all the rights and restrictions in this Agreement and shall not be effective or recognized by the Company without full compliance with this Agreement. In the event any Company Stock is transferred in accordance with this Agreement, the transferred Company Stock shall remain subject to this Agreement with respect to any subsequent Transfer. This Agreement shall apply to and restrict any Company Stock now owned or hereafter acquired by the Stockholder. Company Stock may be pledged and hypothecated, but any such pledge or hypothecation shall be subject to the terms of this Agreement, and specifically the terms of Section 7.02 of this Agreement.

2.02 Stock Certificate Legend. To effectuate this Agreement, all Company Stock shall contain a legend substantially as follows on the back of each certificate:

> **"The Bank of Idaho Holding Co. (the "Company") is or may become a Small Business Corporation under the IRS Code, Subchapter S. All transfers of the Company's stock that would disqualify the Company for Subchapter S treatment are prohibited. All transfers must be approved by the Company prior to transfer. As to all transfers, the Company has a right of first refusal.**
>
> **Complete details, and a copy of the Transfer Restriction Agreement is available upon request.**
>
> **Any and all attempted transfers that do not comply with these restrictions and the Transfer Restriction Agreement are void *ab initio*."**

2.03 Future Issues of Stock. All Company Stock now owned or hereafter acquired by any Stockholder, including Company Stock issued by the Company to any Person, shall be subject to this Agreement. All certificates or other instruments representing Company Stock shall bear a legend substantially as set forth in Section 2.02, and the Company Stock represented thereby shall be subject to this Agreement. Without limiting the other provisions of this Agreement, the Company shall not issue Company Stock to any Person unless the Person to which such Company Stock is to be issued and any other Person who has a community property or similar interest in such stock agrees in writing to be bound by this Agreement.

2.04 Banking and Securities Laws. Shares of Company Stock may not be transferred in violation of or without first obtaining any consents or approvals that may be required pursuant to applicable federal banking laws and regulations, including without limitation, the Change in Bank Control Act. In the event any Transfer of Company Stock requires the prior consent or approval of any regulatory body in order to comply with applicable banking laws and regulations, the Transfer shall be postponed for a reasonable time in order to allow such consent or approval to be obtained, and applicable time periods pursuant to this Agreement shall be adjusted as reasonably required during the time such consent or approval is pending. Any Stockholder proposing to transfer Company Stock for which any such prior consent or approval is required shall, in addition to any other requirements of this Agreement, diligently and in good faith apply for such consent or approval and shall use reasonable efforts and diligence to obtain such consent or approval at the earliest possible date. Shares of Company Stock have not been registered under the Securities Act of 1933 (the "Act") or any state securities laws. Company Stock may not be offered for sale, sold, or otherwise transferred except in compliance with all applicable provisions of the Act and state securities laws, including requirements for exemptions from registration under the Act and applicable state securities laws.

2.05 Election to be Treated as an S Corporation.

(a) Application. The provisions and restrictions contained in this Section 2.05 are in addition to and not in lieu of any other provisions or restrictions set forth in this Agreement. This Section shall be applicable to all outstanding shares of Company Stock and all holders of Company Stock. In the event of any conflict between the provisions of this Section and any other provision of this Agreement, the provisions of this Section shall control.

(b) Election and Continuation of S Corporation Status. An S Election under the Code has been or will be made for the Company. Each Stockholder shall execute and deliver to the Company such instruments, and shall take such further actions, as may be requested by the Board of Directors in order to maintain such S Election unless and until there is a vote to revoke such election pursuant to subsection (g) of this Section. The Company and the Stockholders agree that they will do nothing, directly or indirectly, that would cause an inadvertent or wrongful termination of the S election and agree to take such further actions as may be required to continue the S Election and prevent its termination, unless a decision has been made to revoke the election as provided herein. Each of the Stockholders that is not qualified under the requirements of the Code to be a Stockholder of an S corporation shall within thirty (30) days after notice from the Company, transfer all Company Stock owned by such Stockholder to Persons who will be eligible to be S corporation stockholders. All of the provisions of this Agreement shall apply to any such Transfer. Any ineligible Stockholder that does not transfer all of its Company Stock to Persons eligible to be S corporation stockholders prior to the end of such 30-day period shall be in default of this Agreement and, in addition to any other rights and remedies the Company and other Stockholders may have as a result of such default of this Agreement, such Stockholder shall be deemed to have made a Non-Sale Transfer of all the Company Stock owned by such Stockholder at the expiration of such 30-day period.

(c) Prohibition on Transfers that Would Terminate S Election. The Company and each Stockholder agree that they will not issue or transfer any Company Stock:

(i) To any Person that would cause the Company to have more Stockholders than the total number of stockholders an S corporation is then permitted to have under Code § 1361(b)(1)(A), or any successor provision thereto;

(ii) To any Person who or which is not then permitted to hold shares in an S corporation under the Code (as of the date of this Agreement, such disqualifying Stockholders include, for example and not by way of limitation, nonresident alien individuals, corporations, partnerships, certain individual retirement accounts, and trusts that do not satisfy the requirements of the Code); and

(iii) To any Person who the transferor knows, or has reasonable grounds to believe, will take action that will cause the S Election to terminate.

(d) Effect of Purported Transfer. Any purported Transfer or acquisition of Company Stock in violation of this Section 2.05 shall be null and void ab initio, and the parties agree that any such Transfer or acquisition may and should be enjoined. The purported transferee shall have no interest in any of the Company Stock purported to be transferred. Further, any purported Transfer in violation of this Section will not affect the beneficial ownership of shares. Thus, the Person making the purported Transfer will retain the right to vote and the right to receive distributions and liquidation proceeds. Additionally, the Person making the purported Transfer shall continue to report the portion of income or loss allocated to them in accordance with the provisions of the Code as then in effect.

(e) Trust Amendments. Any trust that is a party to this Agreement or to which a Transfer has occurred shall not alter or amend its trust instrument in a manner that would cause the trust to be an ineligible Stockholder in an S corporation under the Code. At least thirty (30) days prior to the effective date of any trust amendment, the trustee of the trust shall submit any proposed amendment to the Company for its review and approval, and if it so desires, the Company may request an opinion of counsel that such amendment does not cause the trust to become an ineligible Stockholder.

(f) Opinion of Counsel. As a condition precedent to the effectiveness of any Transfer of Company Stock that would otherwise be permitted or required under this Agreement, at the request of the Board of Directors the transferor, at its expense, shall provide to the Company a written opinion of legal counsel, in form and substance satisfactory to counsel to the Company, that the Transfer will not result in a termination of the S Election or prohibit the Company from making an S Election in the future. Any purported Transfer in the absence of such a favorable opinion of counsel shall be null and void ab initio.

(g) Revocation of S Election. The S Election of the Company may be revoked upon the affirmative vote of the Stockholders in the manner specified in Section 7.13 of this Agreement. If a determination to revoke the S Election is made under this subsection, each holder of Company Stock and other party to this Agreement agrees to execute, acknowledge and deliver all documents necessary or appropriate to effect the revocation.

(h) Tax Matters Person. The Tax Matters Person for the Company shall be appointed by the Board of Directors.

(i) Distributions to Stockholders. Subject to any limitations on distributions imposed by federal and State of Idaho commercial bank regulators, applicable laws, rules or regulations, including without limitation the laws, rules and regulations applicable to Idaho corporations and commercial banks and bank holding companies, the parties agree as follows:

(i) Subject to terms of this subsection, for any period an S Election is in effect for the Company, the Company shall make pro rata distributions of money to Stockholders owning outstanding shares of Company Stock for the purpose of allowing payment of federal and state income taxes on the income (net of any tax benefits produced for the Stockholders by the Company's losses, deductions and credits) that passes through from the Company to its Stockholders under the applicable provisions of the Code.

(ii) The total amount required to be distributed shall be determined by conclusively presuming that all taxable income passed through to each Stockholder will be taxed at the maximum federal rate (without regard to exemptions or phase outs of lower tax rates) and the maximum State of Idaho rate (if applicable) at which income of any individual can be taxed in the calendar year that includes the last day of the Company's taxable year.

(iii) The Company shall make reasonable efforts to make the distributions required in subsection (i) in a timely manner to allow the tax attributable to the income passed through the Company to any Stockholder to be paid when due.

(iv) No provision in this Section shall cause the total distribution paid with respect to any outstanding Company Stock entitled to receive distributions to differ from the amounts paid with respect to any other outstanding Company Stock entitled to receive distributions, except as otherwise provided in Section 7.14.

(v) No provision of this Section shall be construed to limit the ability of the Company to declare and pay additional distributions to the Stockholders out of the assets of the Company legally available for such payment at such time or times as the Board of Directors may determine.

(j) Waiver of Termination of "S" Status. If the status of the Company as an S corporation is terminated inadvertently and the Company wishes to obtain a ruling under § 1362(f) of the Code, each Stockholder and other party to this Agreement agrees to make any adjustments required pursuant to § 1362(f)(4) of the Code and approved by the Board of Directors. A Stockholder's obligation to make such adjustments shall continue after the Stockholder has ceased to own stock in the Company and after this Agreement has terminated.

2.06 Restriction on Transfers to Permitted Transferees.

(a) Application. The provisions and restrictions contained in this Section 2.06 are in addition to and not in lieu of any other provisions or restrictions set forth in this Agreement. This Section shall be applicable to all outstanding shares and all holders of Company Stock. In the event of any conflict between the provisions of this Section and any other provisions of this Agreement other than Section 2.05, the provisions of this Section shall control. The provisions of Section 2.05 shall control in the event of any conflict between the provisions of this Section and Section 2.05.

(b) Transfers to Permitted Transferees Not Requiring Board of Directors Approval. Transfers of Company Stock to Permitted Transferees by a Stockholder may be made without the prior approval of the Board of Directors or the Stockholders; provided, however, that prior to any such Transfer, the Permitted Transferee shall be required to execute a copy of this Agreement, to the extent not previously executed, and any purported Transfer in violation of this subsection 2.06 (b) shall be null and void, ab initio.

2.07 Notice of Transfers. Written notice of each proposed Sale Transfer or Non-Sale Transfer of Company Stock shall be given to the Company as provided herein in care of its President. In the case of a Sale Transfer, such notice shall be given at least twenty (20) business days prior to the proposed effective date of the Transfer. In the case of a Non-Sale Transfer, at least ten (10) business days' prior notice of transfer shall be given if reasonably possible, and if not, notice shall be given within ten (10) business days after the Transfer. Any such notice shall disclose that the Transfer is about to occur or has occurred in the case of a Non-Sale Transfer and, if applicable, shall provide sufficient information to allow the Company to confirm that the Transfer otherwise complies with the provisions of this Agreement. The Board of Directors may prevent the issuance of certificates representing Company Stock until the requirements of the preceding sentence have been satisfied. Notice pursuant to this Section is in addition to and not in lieu of any other notice required by this Agreement.

ARTICLE 3.0

RESTRICTIONS ON SALE TRANSFERS

Any Stockholder desiring to transfer (for purposes of this Section 3.01, a "Transferor Stockholder") any interest in Company Stock to any Person (other than a Permitted Transferee) pursuant to a Sale Transfer shall give prior written notice of the proposed Transfer (for purposes of this Section 3.01, the "Sale Transfer Notice") to the Company in accordance with the time period set forth in Section 2.07. In addition to stating the Transferor Stockholder's intention to transfer Company Stock, the Sale Transfer Notice shall state: (a) the number of shares of Company Stock to be transferred and describe the proposed Transfer; (b) the name, address and telephone number of the proposed transferee(s) and of all individuals who directly or indirectly own any portion of a proposed transferee that is not an individual; and (c) all the terms and conditions of the proposed Transfer. The Sale Transfer Notice shall include a complete and accurate copy of all agreements and other instruments entered into or to be entered into in connection with the proposed Transfer or otherwise reflecting any of the terms and conditions of the proposed Transfer. On the date of the delivery of the Sale Transfer Notice to the Company, the Company shall become entitled to exercise the purchase option in the manner set forth in Article 5.0 with respect to all of the shares of Company Stock proposed to be transferred.

ARTICLE 4.0

RESTRICTIONS ON NON-SALE TRANSFERS

A Stockholder shall give notice (for purposes of this Article 4.0, the "Non-Sale Transfer Notice") to the Company in accordance with the time period set forth in Section 2.07 specifying the Stockholder whose Company Stock was the subject of the Non-Sale Transfer (for purposes of this Article 4.0, a "Transferor Stockholder") and the number of shares of Company Stock owned by the Transferor Stockholder and describing the Non-Sale Transfer. On the date the Non-Sale Transfer Notice is given, the Company shall become entitled to exercise the purchase option in the manner set forth in Article 5.0 with respect to all of the shares of Company Stock that is the subject of the Non-Sale Transfer.

ARTICLE 5.0

PROVISIONS GOVERNING PURCHASE OPTIONS

5.01 Application. The exercise of the purchase options granted in Article 3.0 and Article 4.0 shall be governed by this Article 5.0.

5.02 Additional Definitions. For purposes of this Article 5.0:

(a) "Commencement Date" shall mean the date Transfer Notice is received by the Company pursuant to Article 3.0 or Article 4.0, as applicable.

(b) "Option Shares" shall mean all of the shares of Company Stock subject to the purchase option.

(c) "Transfer Notice" shall mean a Sale Transfer Notice or a Non-Sale Transfer Notice.

5.03 Company Options to Purchase Option Shares. The Company shall have a primary right and option to purchase all or any portion of the Option Shares. Within twenty (20) days after the Commencement Date, the Company shall have the right and option to purchase the Option Shares. To the extent the Company's option is not exercised within the time period set forth herein, such option shall lapse.

5.04 Exercise of Options. The Company may exercise options to purchase any or all of the Company Stock described in the Transfer Notice pursuant to this Article 5.0 by delivering written notice of exercise to the Stockholder from whom the Option Shares will be purchased.

5.05 Effect of Failure to Exercise Right to Purchase All Option Shares. In the event that the Company does not elect to purchase all of the Option Shares within the time period set forth in Section 5.03, the following provisions shall apply with respect to those shares of Company Stock that the Company does not elect to purchase:

(a) In the case of a forfeiture of the purchase option granted in Article 3.0, that portion of the Option Shares that have not been purchased by the Company may be transferred, within thirty (30) days after the expiration of the period for the exercise of the Company option to acquire the Option Shares, to the transferee named in the Sale Transfer Notice and upon the terms stated in the Sale Transfer Notice. However, as a condition precedent to such Transfer, the transferring Stockholder shall cause the transferee to execute a counterpart of this Agreement and thereby become subject to all of the provisions hereof applicable to Stockholders, and failure of such transferee to become a party to this Agreement shall cause any Transfer to such transferee to be in breach of this Agreement. If the Option Shares are not transferred within such 30-day period the Option Shares automatically shall become subject once again to the terms of this Agreement.

(b) In the case of a forfeiture of the purchase options granted in Article 4.0, the Option Shares may be transferred pursuant to the Non-Sale Transfer event described in the Non-Sale Transfer Notice, conditioned upon the transferee becoming a party to this Agreement in the same manner as is provided in subsection (a) above.

5.06 Purchase and Sale of Option Shares. If the purchase option is exercised, with respect to any or all of the Option Shares, the Stockholder owning the Option Shares (or the party receiving the Option Shares by reason of the Non-Sale Transfer) shall sell, and the Company shall purchase, the Option Shares at the price and on the terms set forth herein.

5.07 Purchase Price. The purchase price for Option Shares purchased on the exercise of any options granted pursuant to this Agreement shall be as follows:

(a) For any Option Shares purchased pursuant to a Sale Transfer Notice, the price per share shall be the price set forth in the Transfer Notice; and

(b) As to Company Stock transferred pursuant to a Non-Sale Transfer, the purchase price per share shall be based on the Board of Director's most recent fair market valuation determination of the per share value of the Common Stock. The Board of Directors shall establish a per share value of the Common Stock at least annually. Valuations shall generally be performed, at the discretion of the Board of Directors, as of the end of each calendar year; however, the Board of Directors, in its sole discretion, may have fair market valuations of the Common Stock performed at any time or from time to time during any given year. The Board of Directors may use an appraisal performed by a qualified, independent bank appraiser to assist it with the determination of the per share value of the Common Stock. In determining the per share value of the Common Stock, the appraisal and the Board of Directors may take into account or apply any minority, marketability or other discount. No party other than the Board of Directors shall have the right to require or request that a new or more recent valuation be performed for purposes of determining the per share value of the Common Stock.

5.08 Payment of Purchase Price. The purchase price for Option Shares purchased on the exercise of an option granted pursuant to Article 4.0 or pursuant to the terms of Section 2.05 shall be paid in currently available funds at closing. The purchase price for Option Shares purchased on the exercise of options granted pursuant to Article 3.0 shall be paid as provided in the Transfer Notice given pursuant to such Article. In all cases, payment of the purchase price shall be subject to the provisions of Section 5.09.

5.09 Offset Against Stockholder Debt. If a Stockholder whose Option Shares are purchased hereunder by the Company owes any debt to the Company or the Bank, at the option of the Company, the amount of such debt owed to the Company and/or the Bank shall be offset against the purchase price otherwise payable; provided, however, that this Section 5.09 shall be subordinate to any indebtedness of a Stockholder to a lender to whom the Stockholder has pledged or hypothecated his Company Stock.

5.10 Closing.

(a) Place. Unless otherwise agreed by the purchasing and selling parties, the closing of a purchase of Company Stock by the Company or the Stockholders pursuant to this Agreement shall take place at the principal office of the Company.

(b) Date. The closing of any purchase of Option Shares shall occur on a business date specified by the Company which shall be within five (5) days after the expiration of the period within which the option to purchase such shares could have been exercised.

(c) Deliveries at Closing. At the closing, the selling and purchasing parties shall execute and deliver to each other the various documents which shall be required to carry out their obligations hereunder, including the assignment and delivery of certificates representing the purchased Company Stock, free and clear of all liens, pledges, encumbrances, claims, rights and restrictions other than restrictions pursuant to this Agreement. Any encumbrance on stock so transferred may be paid from the proceeds of the sale.

ARTICLE 6.0

TERMINATION

This Agreement shall terminate upon the occurrence of any of the following events:

(a) The written agreement of a majority of the then members of the Board of Directors of the Company;

(b) The acquisition of all of the issued and outstanding Company Stock by (i) any one Stockholder, or (ii) any Person;

(c) Simultaneously with the completion of an underwritten initial public offering of the Company's Stock; or

(d) The expiration of twenty (20) years after the Effective Date of this Agreement.

ARTICLE 7.0

MISCELLANEOUS PROVISIONS

7.01 Specific Performance and Other Remedies. The parties declare that it may be difficult to measure in money the damages which may be suffered by any party by reason of nonperformance of obligations under this Agreement. Therefore, if any party or the fiduciary of a party institutes any action or proceeding to enforce this Agreement, any Person (including the Company) against whom such action or proceeding is brought consents to the imposition of specific performance or other equitable relief and waives any claim or defense that there is an adequate remedy at law. The foregoing shall be in addition to and not in lieu of any other remedies available at law or in equity, and all such remedies may be pursued separately or simultaneously. In the event of litigation concerning the interpretation or enforcement of this Agreement, the prevailing party shall be entitled to an award of reasonable attorney fees, costs, and expenses.

7.02 Company Stock that is Pledged or Hypothecated. A Stockholder of the Company may pledge or hypothecate the Stockholder's Company Stock. In the event of any such pledge or hypothecation, the party that takes a security interest in the Company Stock (referred to herein as the "Lender") agrees that any attempt to proceed against the Company Stock that has been pledged or hypothecated to the Lender is bound by the terms of this Agreement and specifically the terms of Section 2.05 of this Agreement. As such, the Lender shall not undertake any action that would result in the termination of the Company's election to be taxed as an S Corporation for federal and state income tax purposes. The Lender agrees that it will do nothing, directly or indirectly, that would cause an inadvertent or wrongful termination of the S election and agrees that it will cooperate with the Company in disposing of the Company Stock that is the subject of the pledge or hypothecation so that the actions of the Lender do not result in a termination of the S election.

7.03 Captions and Headings. The headings throughout this Agreement are for convenience and reference only and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

7.04 Entire Agreement; Amendment and Waiver. This Agreement represents the entire agreement and understanding of the parties on the subject hereof and supersedes all prior negotiations, agreements and understandings. No change or modification of this Agreement shall be valid unless the same shall be in writing and approved by all of the Stockholders and the Company. No waiver of any provision of this Agreement shall be valid unless the same is in writing and signed by the parties sought to be charged with such waiver, and no waiver shall be a continuing waiver unless otherwise expressly stated therein.

7.05 Construction of Language. The language used in this Agreement and all parts hereof shall be construed as a whole according to its fair meaning, and neither strictly for nor against any party, and all parties have equally participated in the preparation of this Agreement.

7.06 Singular or Plural; Gender. Whenever required by the context, the singular shall include the plural, the plural the singular, and one gender shall include all genders.

7.07 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their Personal representatives, heirs, successors and assigns, and shall be binding upon any Transferee who has received any shares of Company Stock in accordance with or in violation of the provisions hereof and the Personal representatives, heirs and assigns of such Transferee.

7.08 Invalid Provision. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and the Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

7.09 Governing Law. This Agreement shall be governed by and construed in accordance with applicable laws of the State of Idaho.

7.10 Split-Up, Etc. In the event of any change in the amount or nature of any Company Stock by reason of any stock dividend, split-up, recapitalization, reorganization, merger, consolidation, combination or exchange of shares, this Agreement shall also apply to any and all shares held by reason of any such event. This Agreement shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, changes of its capital or business structure, or to merge, consolidate, dissolve, liquidate, sell, transfer or exchange all or any part of its business, assets or stock, but such transactions shall be subject to the provisions of this Agreement to the extent otherwise provided herein.

7.11 Notices. Each Stockholder shall be obligated to keep the Company informed of such Stockholder's address and telephone numbers (including facsimile telephone numbers) for notices pursuant to this Agreement. Such addresses shall be used for all notices required or permitted pursuant to this Agreement. Any notice required or permitted under the provisions of this Agreement shall be in writing and shall be deemed to have been given and received when delivered in Person or upon deposit in the mail of the United States, postage prepaid, certified and return receipt requested, addressed to the party to receive such notice at the address specified to the Company pursuant to this Section.

7.12 Intentionally Left Blank.

7.13 Special Voting Procedure. In order for the Stockholders to decide to make or revoke an S Election pursuant to Section 2.05, the decision on such matter must be approved by Stockholders owning at least two-thirds (66.66%) of the outstanding shares of Company Stock with general voting rights. Any decision so approved shall be binding upon all the parties to this Agreement.

7.14 Distributions Shall Take Into Account Varying Interests in Company Stock. If there are changes in Company Stock ownership during periods the Company's S Election is in effect, distributions by the Company to Stockholders with respect to the Company's Stock in any taxable year may be made on the basis of the Stockholders varying interests in the Company's income in the then current or immediately preceding taxable year, as applicable. Nothing in this Section requires the Company to make distributions. Distributions made on the basis of Stockholders' varying interests that are attributable to the Company's current taxable year or immediately preceding taxable year shall be allocated and paid to Stockholders (including former Stockholders whose interest in the Company terminated during the current or immediately preceding taxable year) on the basis of the number of shares of Company Stock owned on each day of the taxable year in question. This provision is intended to comply with Treasury Regulation § 1.1361-1(1)(2)(iv) under the Code and shall be construed accordingly.

7.15 Directors Not Disqualified. For purposes of determining whether the Company shall exercise any right, remedy or option to purchase Company Stock pursuant to this Agreement, none of the Company's directors shall be considered interested or otherwise disqualified from participation and voting on such matters solely because of their status as Stockholders.

7.16 Counterparts. This Agreement may be executed in counterparts, and all parties need not sign each counterpart.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this instrument to be effective as of the day and year first above written.

BANK OF IDAHO HOLDING COMPANY

By: ______________________________
Park Price, President

STOCKHOLDER:

____
Stockholder Date

____
Stockholder Date

Stockholder's Address:

____

____

Telephone: ____________________
E-mail: ____________________
Fax: ____________________

BANK OF IDAHO HOLDING CO.

SUBSCRIPTION AND SHAREHOLDER AGREEMENT

STOCK ISSUE: Up to a maximum of 162,162 shares of Voting Common Stock ("Shares") of Bank of Idaho Holding Co. (the "Company"), at no par value, are to be subscribed for and issued at $18.50 per share (the "Offering"). There is no minimum amount of Shares to be sold to make the Offering effective and all proceeds from the Offering shall be immediately available for the Company's use. The minimum investment in the Shares for current shareholders of the Company (the "Current Shareholders") is 20 shares for a total minimum investment of $370.00. The offering to the Current Shareholders allows them to exercise their preemptive rights to acquire shares and is open for sixty (60) days after the effective date of the federal exemption and state registration under which the Shares are offered. The minimum investment in the shares for new shareholders of the Company (the "New Shareholders") is 13,500 shares for a total minimum investment of $249,750.00. The offering to New Shareholders will open concurrent with the offering to the Current Shareholders and shall close on December 31, 2010. The Shares will be sold only in lots of 10 shares to the Current Shareholders and New Shareholders over the respective minimum investment amount. All Share purchasers must be qualified to hold shares of a Subchapter S Corporation for federal income tax purposes. The subsequent transfer of the Shares is restricted by the terms of the Company's Transfer Restriction Agreement.

The undersigned hereby offers to purchase the following indicated number of Shares of the Company at the subscription price of $18.50 per share and encloses herewith the aggregate subscription price for such shares. **Checks or money orders should be made payable to "Bank of Idaho Holding Co."**

Check One: Current Shareholder ☐ New Shareholder ☐

Total number of shares subscribed for
(not less than 20 Shares Current Shareholders) ____________
(not less than 13,500 Shares New Shareholders)

x $ 18.50

Aggregate purchase price (enclosed) $____________

APPLICATIONS FOR SHARES FROM CURRENT SHAREHOLDERS MUST BE RECEIVED BY 5:00 P.M. ON SEPTEMBER [__], 2010, THE EXPIRATION DATE OF THE OFFERING TO THE CURRENT SHAREHOLDERS TO ALLOW THEM TO EXERCISE THEIR PREEMPTIVE RIGHTS (SUBJECT TO RENEWAL OR EARLIER TERMINATION BY THE COMPANY).

APPLICATIONS FOR SHARES FROM NEW SHAREHOLDERS MUST BE RECEIVED BY 5:00 P.M. ON DECEMBER 31, 2010, THE EXPIRATION DATE OF THE OFFERING TO THE NEW SHAREHOLDERS (SUBJECT TO RENEWAL OR EARLIER TERMINATION BY THE COMPANY).

The Company can accept this offer for all or any portion of the Shares applied for in the preceding paragraphs, or it can reject this offer in part or in full at its sole discretion. **THE COMPANY MAY NOT OBTAIN SUBSCRIPTIONS BEYOND 162,162 SHARES, AND IF SUBSCRIPTIONS FOR THE TOTAL SHARES ARE OBTAINED, ACCEPTED AND PAID FOR BEFORE THE OFFERING EXPIRES, THE COMPANY WILL TERMINATE THE OFFERING WITHOUT FURTHER NOTICE.** Acceptance will be effective when notice of acceptance, executed by a duly authorized officer or director of the Company, has been deposited in the United States Mail, postage prepaid, addressed to the undersigned at the address given below.

By executing this Subscription and Shareholder Agreement below, the undersigned hereby represents, warrants, agrees to, and acknowledges the following terms and conditions:

1. All funds received by the Company shall be immediately available for use upon receipt and acceptance by the Company.

2. The Shares have been issued in reliance on an exemption from the registration requirements of the Securities Act of 1933 pursuant to Regulation A for federal law purposes and are being offered pursuant to a registration statement filed with the Idaho Department of Finance for Idaho law purposes and will be registered or exempt from registration in other state jurisdictions wherein purchasing Current Shareholders reside. The Shares may be resold subject to the general anti-fraud protections of the Federal, Idaho State and other state jurisdiction securities laws and in compliance with the Company's Transfer Restriction Agreement.

3. Prior to completing this Subscription and Shareholder Agreement, the undersigned acknowledges that he or she was provided a copy of the Company's Offering Circular, dated September [__], 2010.

4. The undersigned represents and warrants to the Company that by executing this Subscription and Shareholder Agreement, the undersigned agrees to all of the terms and conditions of the Offering as contained in the Offering Circular and this Subscription and Shareholder Agreement.

5. The undersigned represents and warrants that he or she understands that the Shares are being issued subject to the terms, conditions, and transfer restrictions contained in the Company's Transfer Restriction Agreement contained in Exhibit B to the Offering Circular and further acknowledges that he or she has read the same. By accepting the Shares subscribed to hereunder, the undersigned expressly agrees that he or she shall be bound by and become a party to the Company's Transfer Restriction Agreement and further agrees to hold all acquired Shares in accordance with the Transfer Restriction Agreement's terms and conditions just as if they were a signatory and a party to the Transfer Restriction Agreement.

6. The undersigned represents and warrants to the Company that he or she understands that the Company is a Subchapter S corporation for federal and state income tax purposes and that the undersigned will have to separately account on their federal and state income tax returns for their

pro rata share of the Company's items of income, deduction, losses and credits. The undersigned further represents and warrants to the Company that he or she is either (i) an individual who is a United States citizen or resident alien (who intends to reside indefinitely in the United States) or (ii) a United States trust otherwise entitled to hold the subscribed to Shares indefinitely and is otherwise a permitted shareholder of a Subchapter S corporation as defined by Internal Revenue Code § 1361(c)(2) and accompanying regulations. If the undersigned is a United States trust as defined in the previous sentence, then concurrently with the signing of this Subscription and Shareholder Agreement, the undersigned represents and warrants that it has provided a true and correct copy of the trust agreement and all amendments, if any, to the Company setting all the terms and conditions of the trust, its current and successor trustees and its current and future beneficiaries so that the Company can determine that the undersigned is a permitted shareholder.

7. The undersigned has received all information that the undersigned believes is necessary or desirable from the Company and understands the terms and conditions in connection with an investment in the Company.

8. The Shares purchased by the undersigned shall be registered as listed below. If certificates for shares are to be issued in more than one name, please specify whether ownership is to be as Community Property, as Tenants in Common or as Joint Tenants with Right of Survivorship.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE PAGE FOR SUBSCRIPTION AND SHAREHOLDER AGREEMENT
(INDIVIDUAL US CITIZEN/RESIDENT ALIEN)

The undersigned further represents and warrants that he or she has read this Subscription and Shareholder Agreement and that the undersigned is a resident of the State of ________________.

IN WITNESS WHEREOF, the undersigned has executed this Subscription and Shareholder Agreement as of the ______ day of ___________________________, at (City) _____________, (State) _____, in triplicate, and returned the original and one copy to: **Bank of Idaho Holding Co., 151 N. Ridge, Suite 240, Idaho Falls, Idaho 83402, Attn: Park Price, President**.

____
Signature of Subscriber
Date:___________________________

____
Signature of Joint Subscriber
Date:___________________________

____
Name(s) Typed or Printed

____
Social Security Number(s) or Federal Tax Identification Number(s)

Tele. No.:____________________
Fax No.:_____________________
E-mail Address:_______________

____
Home Address

____
City, State and Zip Code

Share Ownership (check one):
Community Property ☐
Tenants-in-Common ☐
Joint Tenants with Right of Survivorship ☐

SIGNATURE PAGE FOR SUBSCRIPTION AND SHAREHOLDER AGREEMENT
(UNITED STATES TRUST)

The undersigned trustee(s) further represent(s) and warrant(s) that he or she has read this Subscription and Shareholder Agreement, that he or she is authorized to execute the same, that the undersigned trust is a resident or has its principal place of administration in the State of ________________, that the undersigned has provided herewith a true and correct copy of the trust agreement or declaration and all amendments, if any, to the Company, and that the undersigned trust is in all respects qualified under Internal Revenue Code § 1361(c)(2) and accompanying regulations to be a permitted shareholder of a Subchapter S Corporation.

IN WITNESS WHEREOF, the undersigned has executed this Subscription and Shareholder Agreement as of the ______ day of ____________________________, at (City) - ______________, (State) _____, in triplicate, and returned the original and one copy to: **Bank of Idaho Holding Co., 151 N. Ridge, Suite 240, Idaho Falls, Idaho 83402, Attn: Park Price, President.**

____
Name of Trust
By:______________________________
Print Title:______________________________
Date:______________________________

____
Name(s) of Beneficial Owner(s)
____
____
____

____
Social Security Number(s) or Federal Tax Identification Number(s)
____
____
____

Tele. No.:______________________
Fax No.:______________________
E-mail Address: ________________

____
Business Address

____
City, State and Zip Code

ACCEPTANCE BY BANK OF IDAHO HOLDING CO.

The undersigned officer of Bank of Idaho Holding Co. hereby agrees to the foregoing subscription for _______ (insert no.) of Shares in Bank of Idaho Holding Co. by aforementioned individual or trust and agrees to issue to the said individual or trust, in reliance upon all the representations and warranties contained in this Subscription and Shareholder Agreement, a stock certificate in Bank of Idaho Holding Co. for such Shares.

IN WITNESS WHEREOF, the undersigned officer or his or her (its) authorized representative has executed this Acceptance the date indicated below.

BANK OF IDAHO HOLDING CO.

By:______________________________
Print Name:________________________
Title:_____________________________
Date:_____________________________

BANK OF IDAHO HOLDING COMPANY
SECOND REISSUED NON-QUALIFIED STOCK OPTION CERTIFICATE

THIS SECOND REISSUED CERTIFICATE is made as of November 30, 2009, between **Bank of Idaho Holding Company** (the "Holding Company"), and **William F. Rigby** (the "Participant"), a director and employee of Bank of Idaho Holding Company and/or a Subsidiary of Bank of Idaho Holding Company (Bank of Idaho Holding Company and its Subsidiaries are collectively referred to herein as the "Holding Company").

WITNESSETH:

WHEREAS, this Second Reissued Certificate replaces that certain Bank of Idaho Holding Company Reissued Non-Qualified Stock Option Certificate made as of December 31, 2008 and issued to William Rigby for 70,000 shares of the Holding Company's Common Stock with an exercise price of $28.00 per share (the "Reissued Certificate").

WHEREAS, the Holding Company and the Participant hereby agree to the cancellation of the Reissued Certificate and the issuance of this Second Reissued Certificate to lower the exercise price closer to the current fair market value of the Holding Company stock and provide Participant a additional incentive to increase the value of the Holding Company stock.

WHEREAS, the Reissued Certificate is being canceled and this Second Reissued Certificate is being issued in replacement of the Reissued Certificate in accordance with the provisions of Section 409A of the Internal Revenue Code, as amended (the "Code") and the regulations promulgated thereunder.

WHEREAS, this Second Reissued Certificate revises the Reissued Certificate by changing the exercise price set forth in Section 2 of the Reissued Certificate from $28.00 to the greater of (a) $22.34 per share or (b) the valuation of the Holding Company stock pursuant to the appraisal of the Holding Company stock for the Bank of Idaho Holding Co. Employee Stock Ownership Plan as of December 31, 2009.

WHEREAS, in consideration of meritorious services rendered to the Holding Company and its Subsidiaries, the Holding Company desires to grant to Participant the option represented by this Second Reissued Certificate.

WHEREAS, the Board of Directors of the Holding Company has approved of the stock option issuance represented by this Second Reissued Certificate.

NOW, THEREFORE, for other good and valuable consideration, the parties hereto agree as follows:

1. **Cancellation of the Original Certificate**. The Holding Company and the Participant hereby agree to the cancellation of the Reissued Certificate and the issuance of this Second Reissued Certificate in replacement thereof.

2. **Grant of Option**. The Holding Company hereby grants to Participant an option (the "Option") to purchase 70,000 shares of Common Stock of Bank of Idaho Holding Company (the "Shares"), on the terms and conditions set forth herein, such number being subject to adjustment in accordance with the terms of this Second Reissued Certificate. This Option is a Non-Qualified Stock Option. **This Option is *not* an incentive stock option within the meaning of the Code.**

3. **Exercise Price**. The exercise price for each Share with respect to the Option shall be the greater of:

(a) $22.34 per share; or

(b) the per share valuation as set forth in the annual appraisal of the Bank of Idaho Holding Co. Employee Stock Ownership Plan as of December 31, 2009.

4. **Term of Option**. The term of the Option (the "Option Term") shall be for a period of the lesser of (a) ten (10) years from December 11, 2007(the "Original Issue Date"), and (b) twelve (12) months from the date of death of the Participant. If the Participant dies at any time during ten years from the Original Issue Date, the Option may only be exercised by the personal representative of the estate of the Participant. In no event shall the Option be exercised by the Participant or the personal representative of the estate of the Participant after ten years from the Original Issue Date.

5. **Vesting of Option**. The Shares represented by this Option shall immediately vest upon the date of this Second Reissued Certificate.

6. **Method of Exercising Option**.

(a) This Option may be exercised by the Participant at any time prior to the expiration of this Option, which expiration shall occur simultaneously with the first to occur of one of the events set forth in Section 4.

(b) Subject to the terms and conditions of this Second Reissued Certificate, the Shares subject to this Option must be exercised by delivering notice to the Holding Company, which notice must be in writing and personally delivered or sent by registered or certified mail, return receipt requested, to the President of the Holding Company at the principal business address thereof. The notice shall be deemed to be made when the Holding Company actually receives the letter or within three (3) business days after deposit in the United States mail, first-class, postage prepaid, whichever is earlier.

(c) Such notice shall state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised, and the exact name of the Participant as it is to appear on the stock certificate(s) representing Shares to be issued. The notice shall be signed by the person or persons exercising the Option and shall include such person's address for receipt of a certificate representing the shares. The notice shall be accompanied by a photocopy of this Second Reissued Certificate and payment of the full exercise price of such Shares.

(d) In the event that the Option shall be exercised by any person or persons other than Participant, such notice shall be accompanied by appropriate proof, as determined by the Holding Company and its counsel, of the right of such person or persons to exercise the Option.

(e) All Shares purchased upon the exercise of this Option, as provided herein, shall be fully paid and nonassessable.

7. **Binding on Successors and Assigns: Nontransferability**.

(a) This Second Reissued Certificate shall bind and inure to the benefit of the successors and assigns of the Holding Company. The rights of Participant under this Second Reissued Certificate shall not be transferable or assignable, except (i) by will or the laws of descent and distribution, or (ii) pursuant to a qualified domestic relations order as defined in the Code, the Employee Retirement Income Security Act or the rules promulgated thereunder.

(b) Each certificate representing Shares received upon exercise of this Option shall bear the following legend, or a substantially similar legend, to evidence the restrictions contained in this Section 7:

> **The securities represented by this Certificate have not been registered under the Securities Act of 1933, as amended ("the Act"), or under any state securities laws, and are "restricted securities" as that term is defined in Rule 144 under the Act. The securities may not be offered for sale, sold, pledged, hypothecated or otherwise transferred except pursuant to an effective registration statement under the Act and applicable state securities laws or pursuant to an exemption from registration under the Act and applicable state securities laws, the availability of which is to be established to the satisfaction of the Holding Company.**

(c) Any attempted transfer of this Option shall be void and of no effect.

8. **Interpretation of Second Reissued Certificate**. All determinations and interpretations made by the Board of Directors of the Holding Company, with regard to any questions arising hereunder, shall be binding and conclusive on the Participant, and his or her successors, legal representatives and beneficiaries. This Option is subject to all terms and conditions of this Second Reissued Certificate, as it is now or hereafter in effect.

9. **No Rights as a Shareholder**. The Participant shall have no rights as a shareholder of Bank of Idaho Holding Company with respect to the Shares represented by this Second Reissued Certificate unless and until the Participant has properly exercised this Option in accordance with the terms and conditions hereof and the Shares have been issued.

10. **Counterparts**. This Second Reissued Certificate may be executed in two

counterparts, each of which shall be deemed an original and both of which constitute one and the same document.

11. <u>**Section Headings**</u>. The Section headings of this Second Reissued Certificate are inserted for convenience of reference only and shall not be deemed to be a part thereof or used in the construction or interpretation thereof.

12. <u>**Severability**</u>. Whenever possible, each provision of this Second Reissued Certificate will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Second Reissued Certificate is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without violating the remainder of this Second Reissued Certificate.

13. <u>**Governing Law**</u>. To the extent not otherwise governed by the Code, or laws of the United States of America, the validity, meaning and effect of this Second Reissued Certificate shall be determined in accordance with the laws of the State of Idaho.

14. <u>**Changes in Capital Structure**</u>. In the event any recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, or extraordinary dividend or divestiture (including a spin-off), or any other change in the capital structure or shares of the Holding Company, the Board of Directors of the Holding Company shall make equitable adjustments as to the number and kind of securities subject to this Second Reissued Certificate as specified in <u>Section 2</u>, and, where applicable, the price per share hereunder. Notwithstanding the foregoing or any other provisions of this Second Reissued Certificate, the Board of Directors of the Holding Company shall not have the authority to make any changes in the capital structure of the Shares subject to this Option such that such change is not permitted under Code Section 409A.

15. <u>**Reorganization**</u>. In the event of a Reorganization (as hereinafter defined) (a) in which the Holding Company is not the surviving or acquiring company, or in which the Holding Company is or becomes a wholly-owned subsidiary of another company immediately after the effective date of the Reorganization, and (b) with respect to which there is a reorganization agreement that does not undertake to continue the Option represented by this Second Reissued Certificate and to provide for the change, conversion or exchange of the Shares attributable to the Option represented by this Second Reissued Certificate for securities of another corporation (a "<u>Continuing Reorganization</u>"), then the Participant (or the Participant's estate) shall have the right to exercise this Option in full immediately prior to the Reorganization, and regardless of whether this Option has been exercised in full, this Option shall terminate immediately upon consummation of the Reorganization. If there is a Continuing Reorganization, the Board of Directors of the Holding Company shall adjust the Shares subject to this Option and the exercise price therefore, in a manner not inconsistent with the provisions of the Continuing Reorganization agreement and this Second Reissued Certificate for the adjustment, change, conversion or exchange of such Option.

The term "<u>Reorganization</u>" as used in this <u>Section 15</u> shall mean any statutory merger, statutory consolidation, sale of all or substantially all of the assets of the Holding Company or

Bank of Idaho, or the sale, pursuant to an agreement with the Holding Company, of securities of the Holding Company pursuant to which the Holding Company is or becomes a wholly-owned subsidiary of another company after the effective date of the Reorganization.

16. **Tax Withholding**. If required by Internal Revenue Service laws or regulations or state or local law at the time of exercise of all or any part of the Option, either the Holding Company or one of its Subsidiaries, as appropriate, shall have the right to deduct from any payments to, or require the Participant to pay to the Holding Company, in cash any federal, state or local taxes as it deems to be required by law to be withheld with respect to the exercise of the Option granted pursuant to this Second Reissued Certificate. At the request of the Participant, or as required by law, such sums as may be required for the payment of any estimated or accrued income tax liability may be withheld and paid over to the governmental entity entitled to receive the same.

IN WITNESS WHEREOF, the Holding Company and Participant have executed this Second Reissued Stock Option Certificate as of the day and year first above written.

Number of Shares subject to
The Option 70,000

BANK OF IDAHO HOLDING COMPANY:

By: ______________________

Name: Park Price

Title: President Director

PARTICIPANT:

____
William F. Rigby

BANK OF IDAHO HOLDING COMPANY
FIRST AMENDED AND RESTATED
2006 STOCK APPRECIATION RIGHTS PLAN

ARTICLE I

AMENDMENT AND RESTATEMENT OF THE PLAN

Bank of Idaho Holding Company (the "Company") hereby amends and restates the Bank of Idaho Holding Company 2006 Stock Appreciation Rights Plan (the "Plan") upon the terms and conditions hereinafter stated. The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging officers and employees performing services for the Company to focus on critical long-range objectives (b) encouraging the attraction and retention of officers and employees with exceptional qualifications, and (c) linking officers and employees directly to shareholder interests. The Plan seeks to achieve this purpose by providing for Awards in the form of Stock Appreciation Rights grants to individuals designated in the sole discretion of the Company. The purpose of the amendment and restatement of the Plan is to bring the Plan into documentational compliance with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended.

The Plan is being amended and restated because the Plan and certain of the Award Agreements issued pursuant to the Plan to date might be interpreted by the Internal Revenue Service to "otherwise provide for a deferral of compensation" under Section 409A of the Internal Revenue Code of 1986, as amended. The Plan is amended and restated in accordance with the guidance from the Internal Revenue Service set forth in Section 3.01(B)(1)(.01) of Notice 2007-86, 2007-46 I.R.B. 990 (November 13, 2007). It is the intention of the Company that pursuant to Notice 2007-86 and Notice 2005-1 Q&A 18(a), 2005-2 I.R.B. 274 (January 10, 2005) this First Amended and Restated Plan will not be treated as a material modification of the original Plan under Code Section 409A.

ARTICLE II

DEFINITIONS

2.01 "Award" means Stock Appreciation Rights granted to a Participant under the Plan.

2.02 "Award Agreement" means the written agreement (also titled "Stock Appreciation Rights Certificate") which sets forth the terms, conditions, restrictions and privileges for an Award and which incorporates the terms of the Plan. An Award Agreement shall contain such terms and conditions as the Board or the Committee shall from time to time determine, and shall, without limitation, contain the following: (a) the name of the Grantee, (b) the date of grant, (c) the Base Value, (d) the number of Stock Appreciation Rights being granted to the Grantee and (e) the vesting schedule.

2.03 "Base Value" means the Fair Market Value of one share of the Company's Common Stock on the date of grant of Stock Appreciation Rights hereunder. The previous sentence notwithstanding, the "Base Value" of the Stock Appreciation Rights issued as a result of the conversion of stock options issued to various Participants in 2001 through 2004 shall be the exercise price of the canceled options.

2.04 "Beneficiary Designation Form" means the form attached hereto as Exhibit A.

2.05 "Board" means the Board of Directors of the Company.

2.06 "Code" means the Internal Revenue Code of 1986, as amended, and all regulations and Internal Revenue Service pronouncements, as amended.

2.07 "Committee" means the Personnel Committee of the Board of Directors of the Company.

2.08 "Common Stock Unit" means a unit representing one share of the Company's Common Stock; provided, however, that no Grantee shall be eligible to receive shares of the Company's Common Stock as a result of the settlement of Stock Appreciation Rights hereunder.

2.09 "Disability" means any physical or mental impairment which qualifies an Employee for disability benefits under any applicable long-term disability plan maintained by the Company, provided the definition of disability applied under such disability insurance plan complies with the requirements of Treasury Regulation Section 1.409A-3(i)(4)(i) or, if no such plan applies or if the definition of disability under such disability insurance plan does not comply with the requirements of Treasury Regulation Section 1.409A-3(i)(4)(i), any physical or mental impairment which would be determined to be totally disabled by the Social Security Administration or the Railroad Retirement Board.

2.10 "Effective Date" means the date upon which the Board originally approved the Plan, December 12, 2006.

2.11 "Employee" means any person who is employed by the Company or a Subsidiary. The Company classification as to who is an Employee shall be determinative for purposes of an individual's eligibility under the Plan.

2.12 "Fair Market Value" of a share of the Company's Common Stock for all purposes under the Plan on a particular date shall be equal to the most recent valuation of the price per share for the Company Common Stock as determined by the firm that prepares the Company's appraisal of the Company's Common Stock for its employee stock ownership KSOP plan and trust, or successor plan and trust, when the Company's Common Stock is not a Publicly Traded Security (as hereinafter defined). If the Company's Common Stock is a Publicly Traded Security, then Fair Market Value of a share of the Company's Common Stock shall be equal to price of the Company's Common Stock at the close of the market on the date of the grant of the Stock Appreciation Right provided the Company's Common Stock is actively traded. If the Company determines that the Company's Common Stock is not actively traded, the Company may value the Company's Common Stock using any reasonable method allowed pursuant to Treasury Regulation Section 1.409A-1(b)(5)(iv) provided that the Company consistently applies such reasonable method when the Company's Common Stock is not actively traded. "Publicly Traded Security" means the Company's Common Stock if the Company's Common Stock is readily tradable on an established securities market.

2.13 "Final Value" means the Fair Market Value of one share of the Company's Common Stock as of the Termination Event Date.

2.14 "Grantee" refers to any Participant in the Plan who receives an Award.

2.15 "Officer" means any Employee of the Company or any of its subsidiaries who is designated by the Board as a corporate officer.

2.16 "Participant" means any Employee or Officer who is designated by the Board pursuant to Article VI to participate in the Plan.

2.17 "Settlement Payment" means the Final Value less the Base Value multiplied by the number of Common Stock Units granted to the Grantee in Grantee's Award(s). Settlement Payments shall be made only in cash.

2.18 "Stock Appreciation Right" means the right of a Participant to receive in cash the appreciation in value of one share of the Company's Common Stock from the Base Value set forth in the Award Agreement to the Termination Event Date. One Stock Appreciation Right equals one Common Stock Unit.

2.19 "Subsidiary" means a subsidiary of the Company which along with the Company would be considered a single employer under Code Section 414(b) and Code Section 414(c). In applying Code Section 1563(a)(1), (2) and (3) for purposes of determining a controlled group of corporations under Code Section 414(b), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Code Section 1563(a)(1), (2) and (3) and in applying Treasury Regulation Section 1.414(c)-2 for purposes of determining trades or businesses that are under common control of Code Section 414(c), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulation Section 1.414(c)-2.

2.20 "Termination Event" means the death, Disability or Termination of Employment, other than a Termination For Cause, of the Grantee.

2.21 "Termination Event Date" means the date of the occurrence of a Termination Event.

2.22 "Termination For Cause" means the termination of a Grantee from the employ of the Company or any of its Subsidiaries due to the Participant's (i) personal dishonesty of a material nature affecting his or her ability to perform his or her duties with the Company, (ii) willful misconduct or gross negligence, (iii) breach of fiduciary duty involving personal profit, (iv) conviction of any criminal offense which involves dishonesty or breach of trust or (v) conviction of a felony.

2.23 "Termination of Employment" means the termination of the Grantee from the employ of the Holding Company and all of the Holding Company's Subsidiaries as an Employee, Officer and as an independent contractor and the complete cessation of the provision of any services to the Holding Company and the Holding Company's Subsidiaries as an Employee, Officer and independent contractor. For example, it is not a "Termination of Employment" if the Grantee ceases the provision of services as an Officer and/or Employee, but after such cessation the Grantee begins or continues to provide services to the Holding Company and/or the Holding Company's Subsidiaries as an independent contractor. The previous two sentences notwithstanding, the Grantee may continue to provide services as a member of the Board of Directors of the Holding Company and/or its Subsidiaries after terminating his or her employment and ceasing to provide services as an Employee, Officer and independent contractor and still be deemed to have had a "Termination of Employment" for purposes of this Amended Agreement if the only services being provided are as a member of the Board of Directors of the Holding Company and/or any Subsidiary.

ARTICLE III

ADMINISTRATION OF THE PLAN AND MISCELLANEOUS

3.01 Plan Administration. The Board shall administer the Plan unless and until the Board delegates administration responsibility to the Committee in the manner provided in Section 3.02. The Board shall have the powers, subject to, and within the limitations of, the express provisions of the Plan:

(a) To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted; the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive the number of Stock Appreciation Rights granted.

(b) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(c) To amend the Plan or an Award Agreement pursuant to the terms of Article VIII hereof.

(d) Generally, to exercise such powers and to perform such acts as the Board deems reasonable and necessary to promote the best interests of the Company which are not in conflict with the provisions of the Plan.

(e) In exercising its powers under this Section 3.01, the Board or the Committee, shall ensure that the powers are exercised to prevent the Plan and any outstanding Award Agreements from being subject to Code Section 409A.

3.02 Delegation to the Committee. The Board may delegate administration of the Plan to the Committee which shall be comprised of three (3) or more members of the Board. The term Committee shall apply to those whom such authority has been delegated. If administration is delegated to the Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to authorize an officer of the Company to assume those limited administrative powers that are related to the day to day operation and administration of the Plan that the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee any time and revest in the Board the administration of the Plan. For purposes of this document, the term Committee shall include the Board in the event the Board has not delegated the administration of the Plan to the Committee pursuant to this Section 3.02.

3.03 Revocation for Misconduct. Any Award granted under this Plan made to a Participant who is discharged from the employ of the Company or any of its Subsidiaries where such discharge is a Termination For Cause shall automatically terminate, rescind and be revoked.

3.04 Limitation on Liability. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan. To the maximum extent allowed by law and the Company's bylaws, the Board and Committee shall be indemnified by the Company in respect of all their activities under the Plan.

3.05 Compliance with Law and Regulations. All Awards granted hereunder shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required.

3.06 No Rights In Company Common Stock. The granting of an Award pursuant to the Plan shall not entitle the Grantee any rights to or in any of the Company's Common Stock.

ARTICLE IV

ELIGIBILITY

Awards may be granted to such Employees and Officers as may be designated from time to time by the Board or Committee, pursuant to guidelines, if any, which may be adopted by the Board or Committee from time to time.

ARTICLE V

COMMON STOCK UNITS AVAILABLE UNDER THE PLAN; ADJUSTMENTS

5.01 The aggregate number of Common Stock Units that may be granted pursuant to this Plan shall be one hundred fifty thousand (150,000) Common Stock Units. The Board may adjust the number of Common Stock Units available under the Plan on the same basis and in the same proportion as any adjustments to the outstanding Awards pursuant to this Article V.

5.02 The Board may proportionally adjust the Base Value and number of Common Stock Units subject to an outstanding Award to reflect (a) a stock split (including a reverse stock split) of the Company's Common Stock or (b) a stock dividend of the Company's Common Stock, provided the only effect of the stock split or stock dividend is to increase (or decrease) on a pro rata basis the number of shares of the Company's Common Stock owned by each shareholder, provided further the Base Value and the Common Stock Units subject to an outstanding Award are proportionally adjusted to reflect such stock split or stock dividend and the aggregate Base Value of the Award is not less than the aggregate Base Value before the stock split or stock dividend.

5.03 If the requirements of Treasury Regulation Section 1.424-1 (without regard to the requirement described in Treasury Regulation Section 1.424-1(a)(2) that an eligible corporation be the employer of the optionee – in this case the Grantee) would be met if the Award were a statutory option, the Board may substitute a new Award pursuant to a corporate transaction (as such term is defined in Treasury Regulation Section 1.424-1(a)(3)) for an outstanding Award or the assumption of the outstanding Award pursuant to a corporate transaction. For purposes of the preceding sentence, the requirement of Treasury Regulation Section 1.424-1(a)(5)(iii) will be deemed to be satisfied if the ratio of the Base Value to the fair market value of the Company's Common Stock immediately after the substitution or assumption is not greater than the ratio of the Base Value to the fair market value of the Company's Common Stock immediately before the substitution or assumption.

5.04 Section 5.02 and Section 5.03 notwithstanding the Board shall not make any adjustments pursuant to Section 5.02 or Section 5.03 merely as a result of the increase in the number of Common Stock Units available to be granted pursuant to this Plan.

5.05 No Common Stock Units shall be the subject of more than one Award at any time, but if an Award as to any Common Stock Units is surrendered before the applicable restrictions lapse, or expires or terminates for any reason, the number of Common Stock Units covered thereby shall again become available for grant under the Plan as if no Awards had been previously granted with respect to such Common Stock Units.

ARTICLE VI

PARTICIPATION; STOCK APPRECIATION RIGHTS AWARD AGREEMENTS

6.01 The Board shall, in its discretion, determine from time to time which Employees and Officers will participate in the Plan and receive Awards under the Plan. In making all such determinations there shall be taken into account the duties, responsibilities and performance of each respective Employee and Officer, his or her present and potential contributions to the growth and success of the Company, his or her cash compensation and such other factors as the Board shall deem relevant to accomplishing the purposes of the Plan.

6.02 All Awards are subject to the terms, conditions, restrictions and privileges of the Plan in addition to the terms, conditions, restrictions and privileges for an Award contained in the Award Agreement. No Award under this Plan shall be effective unless memorialized in writing by the Board or Committee in an Award Agreement delivered to and signed by the Grantee.

ARTICLE VII

STOCK APPRECIATION RIGHTS AWARDS

7.01 Stock Appreciation Rights. Subject to the provisions of the Plan and the individual Award Agreements, the Company may award to Participants that it designates, in its sole discretion, Stock Appreciation Rights.

7.02 Vesting of Stock Appreciation Rights Awards. Stock Appreciation Rights Awards shall vest in accordance with the Grantee's individual Award Agreement.

7.03 Settlement of Stock Appreciation Rights Upon a Termination Event. Upon a Termination Event, the Grantee of a Stock Appreciation Right (or such Grantee's estate or designated beneficiary if such Grantee is deceased) shall receive the Settlement Payment for each outstanding Award held by Grantee. For all new Stock Appreciation Rights issued after December 31, 2008, the Settlement Payment shall be paid no later than sixty (60) days after the Termination Event Date. For Stock Appreciation Rights originally issued prior to December 31, 2008 (even if replaced, reissued or amended on or after December 31, 2008) the Settlement Payment shall be paid in accordance with the terms of the individual Award Agreements covering such Stock Appreciation Rights.

7.04 Settlements Must Be In Cash. Notwithstanding anything in this Plan to the contrary, a Grantee shall only be entitled to receive cash upon the settlement of his or her Stock Appreciation Rights. The Participant shall have no right to earnings or interest on the Settlement Payment between the Termination Event Date and the payment of Settlement Payment.

7.05 Designation of Beneficiary.

(a) The Grantee may designate a beneficiary(ies) to receive payments pursuant to an Award in the event of the Grantee's death by filing with the Board or as appropriate, the Committee, a Beneficiary Designation Form (attached hereto as Exhibit A).

(b) If the Grantee is legally married at the time of the designation and the designated beneficiary is not the Grantee's spouse, then a written consent of his or her spouse will be required to be provided by the Grantee with the Designated Beneficiary Form, or else the Company may not pay benefits under the Plan to the designee named and the benefits will pass to the Grantee's estate under applicable law.

(c) A Grantee may at any time designate a new beneficiary, subject to the restrictions in Section 7.06(b), by filing a new Beneficiary Designation Form with complies with this Section 7.06, with the Board or as appropriate, the Committee, and such new designation shall be incorporated with and attached to the Company's file copy of the Grantee's Awards Agreements.

(d) The filing of a properly completed Beneficiary Designation Form with the Board or the Committee (including a fully completed spousal consent where necessary) shall be deemed a revocation of all previously filed Beneficiary Designation Forms.

(e) Unless otherwise indicated on the Beneficiary Designation Form, the beneficiary designated in such Beneficiary Designation Form shall be the designated beneficiary under all of Grantee's Award Agreements.

7.06 No Accumulation or Payment of Dividends. Grantees shall not be entitled to the accumulation or payment of dividends on the Company's Common Stock based on the Common Stock Units awarded to the Grantee.

7.07 Restriction on Transfer. No Award or related Settlement Payment may be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of or encumbered by the Grantee, and no attempt to transfer the right to receive the Settlement Payment, whether voluntary or involuntary, by operation of law or otherwise, shall vest the transferee with any interest or right in or with respect to the Settlement Payment. All Settlement Payments shall be made to the Grantee or the Grantee's estate or designated beneficiary in the event of the Grantee's death.

7.08 Prohibition of Acceleration of Settlement Payment. The settlement of an Award may not be accelerated prior to a Termination Event under any circumstances.

7.09 Terms of Plan Govern. In the event the terms of an Award Agreement conflict with the terms of the Plan, the terms of the Plan shall control.

ARTICLE VIII

AMENDMENT AND TERMINATION OF THE PLAN

The Board may, by resolution, at any time terminate or amend the Plan with respect to any future Awards. The Company may not (a) amend the Plan where such amendment impacts an outstanding Award nor (b) amend any outstanding Award without the consent of the Grantee(s) impacted by such proposed amendment(s). In amending the Plan, the Board should analyze the impact of Code Section 409A on any amendment to or termination of the Plan.

ARTICLE IX

NO EMPLOYMENT RIGHTS

Neither the Plan nor any Award hereunder shall create any right on the part of any Employee of the Company or any of its Subsidiaries to continue in such capacity.

ARTICLE X

TAX CONSIDERATIONS

If required by Internal Revenue Service laws or regulations or state or local law at the time of payment of an Installment Payment, either the Company or one of its Subsidiaries, as appropriate, shall have the right to deduct from any payments to, or require the Participant to pay to the Company, in cash any federal, state or local taxes as it deems to be required by law to be withheld with respect to the payment of an Installment Payment pursuant to this Certificate. At the request of the Participant, or as required by law, such sums as may be required for the payment of any estimated or accrued income tax liability may be withheld and paid over to the governmental entity entitled to receive the same.

ARTICLE XI

EFFECTIVE DATE; TERM

11.01 Effective Date of the Plan. The Plan originally became effective on the Effective Date, and Awards may be granted hereunder as of or after the Effective Date and prior to the termination of the Plan. The effective date of this Amended and Restated Plan is December 31, 2008.

11.02 Term of Plan. Unless sooner terminated, this Plan shall remain in effect for a period of ten (10) years ending on the tenth anniversary of the Effective Date. Termination of the Plan shall not affect any Awards previously granted and such Awards shall remain valid and in effect until the restrictions contained therein have lapsed, or by their terms expire or are forfeited.

ARTICLE XII

GOVERNING LAW

To the extent not governed by Federal law, this Plan shall be construed under the laws of the State of Idaho.

IN WITNESS WHEREOF, the Company has caused a duly authorized officer to execute this Bank of Idaho Holding Company Amended and Restated 2006 Stock Appreciation Rights Plan this 31st day of December, 2008.

BANK OF IDAHO HOLDING COMPANY

By: William F. Rigby, Chairman of the Board

LEASE EXTENSION AGREEMENT

This Extension agreement made between Hannah's Holdings, LLC, as Landlord, and Bank of Idaho, an Idaho Banking Corporation., as Tenant, pertains to leased space at 151 North Ridge, Suite 240, originally dated April 1, 2000.

FOR GOOD CONSIDERATION, and upon the promises made, the parties agree to extend the aforementioned Lease for a period of five (5) years beginning February 1, 2010 and terminating January 31, 2015.

Item 3 A RENTAL will be $14.69 per rentable square foot per year, for a total of Ninety One Thousand Sixty Three and Thirty One One Hundredths Dollars ($91,063.31), payable in monthly installments of Seven Thousand Five Hundred Eighty Eight and Sixty One One Hundredths Dollars ($7,588.61). Partial month's rental shall be prorated based upon a 30 day calendar month.

All other terms and conditions will remain the same and in full force and effect. Such terms and conditions are applicable during this extension period.

Extension dated this 20 day of January, 2010.

Lessor: Hannah's Holdings, LLC

By: Diane R. Kiehn — Date: January 23, 2010
Diane R. Kiehn
Its: Managing Member

Lessee: Bank of Idaho, an Idaho Banking Corporation

By: Park Price — Date: JAN 23 2010
Park Price
Its: President

LEASE AGREEMENT

THIS LEASE AGREEMENT is made and entered into this first day of April, 2000, by and between Hannah's Holdings, LLC, an Idaho Limited Liability Company, 9512 Fairview, P.O. Box 6812, Boise, ID. 83707, hereinafter called "Lessor," and Bank of Idaho, an Idaho Banking Corporation, P.O. Box 1487, Idaho Falls, ID 83403, hereinafter called "Lessee."

WHEREAS, pursuant to a verbal agreement, Lessee has been since October 20th, 1999, a tenant from month to month of Lessor of those premises hereinafter set forth; and

WHEREAS, during the aforementioned month to month tenancy, Lessee has paid Lessor the sum of EIGHT THOUSAND TWO HUNDRED SIXTY FIVE AND THIRTY THREE ONE HUNDREDTHS DOLLARS ($8,265.33), prorated as necessary and as provided for hereinafter, *per* month; and

WHEREAS said payments from Lessee to Lessor were treated and applied as both rent and assessment as provided for hereinafter; and

WHEREAS the parties hereto do hereby acknowledge by these presents said occupancy and said tenancy from month to month until the effective date of this written lease agreement of April 1st, 2000; and

WHEREAS Lessor hereby duly acknowledges the receipt from Lessee of the aforementioned amounts as and for rental and assessment for Lessee's month to month tenancy; and

WHEREAS the parties wish to continue their relationship as landlord and tenant, and have negotiated the terms and conditions of Lessee's continued tenancy embodied in this written agreement setting forth the duties and obligations of each to the other;

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NOW, THEREFORE:

Lessor, for and in consideration of the rents, agreements and other covenants herein, leases to Lessee, approximately 6,199 square feet (the "Lease Premises" or "Premises") of the following described real property situated in the County of Bonneville, State of Idaho:

LOTS 1 THROUGH 12, INCLUSIVE, IN BLOCK 36 OF THE ORIGINAL TOWNSITE OF EAGLE ROCK, BONNEVILLE COUNTY, IDAHO.

CONSISTING OF THAT PORTION COMMONLY KNOWN AS SUITE 240 OF THE O. E. BELL CENTER, 151 NORTH RIDGE AVENUE, IDAHO FALLS, IDAHO, 83402.

together with all fixtures and improvements thereon, and all rights, privileges and appurtenances to the same as hereinafter provided including the use of common areas and the parking facility. The square footage for the Lease Premises was computed using B.O.M.A. standards and includes 5,132 square feet of usable tenant space and 1,067 square feet of allocated common area.

1. Term. Lessee shall have and hold the Lease Premises for a term of approximately four (4) years and seven (7) months, commencing on the first day of April, 2000, and ending on the 31st day of October, 2004.

2. Options. Lessee, at Lessee's sole and absolute discretion, shall have two (2) options to renew this lease for an additional five (5) years each under the terms and conditions set forth herein.

3. Rental, Assessment and One Time Advance Rent Payment.

A. RENTAL. In addition to the one-time rent payment set forth in Paragraph 3.C, Lessee agrees to pay Lessor as rental for the Lease Premises an amount equal to THIRTEEN DOLLARS ($13.00) *per* square foot *per* year, for a total of EIGHTY THOUSAND FIVE HUNDRED AND EIGHTY SEVEN DOLLARS ($80,587.00) *per* year, payable in monthly installments of SIX THOUSAND SEVEN HUNDRED FIFTEEN AND FIFTY EIGHT ONE HUNDREDTHS DOLLARS ($6,715.58). Partial month's rental shall be prorated based upon a 30 day calendar month.

B. ASSESSMENT. In addition to the foregoing rental, Lessee agrees to pay Lessor an estimated assessment for taxes, utilities, maintenance, janitorial services and insurance in the amount of THREE DOLLARS($3.00) *per* square foot *per* year, as adjusted, and as more fully set forth herein at Paragraph 9, for EIGHTEEN THOUSAND FIVE HUNDRED NINETY

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SEVEN DOLLARS ($18,597.00), *per* year, payable in monthly installments of ONE THOUSAND FIVE HUNDRED FORTY NINE AND SEVENTY FIVE ONE HUNDREDTHS DOLLARS ($1,549.75). Partial month's assessment shall be prorated based upon a 30 day calendar month.

C. ONE-TIME ADVANCE RENT PAYMENT. In addition to the monthly rent payments set forth in Paragraph 3.A., Lessee agrees to make a one-time rent payment to Lessor in the amount of EIGHTY FIVE THOUSAND DOLLARS ($85,000.00). This one-time payment shall be due and payable upon the execution of this Lease Agreement. No similar one-time payment shall be due for any renewal term. This one-time advance payment of rent shall reduce the base rent from FIFTEEN DOLLARS ($15.00) *per* square foot *per* year to the amount provided for herein at Paragraph 3.A. for the initial term of this lease, and which amount ($13.00) shall be used as the base rent for adjustments upon renewal, which adjustments are provided for in Paragraph 4.A. hereof.

All rents and assessments are due and payable in advance and on the 1st day of each and every month during the term of this lease, with all rents and assessments accrued prior to the execution of this lease due and payable upon execution of this Lease Agreement. Monthly payments provided for herein total EIGHT THOUSAND TWO HUNDRED SIXTY FIVE AND THIRTY THREE ONE HUNDREDTHS DOLLARS ($8,265.33), prorated as aforesaid as necessary.

4. Adjustments.

A. RENTAL. The rental amount set forth in Paragraph 3.A. shall stay fixed for the original term of this lease. If Lessee exercises either or both of its renewal options, then the monthly rental amount due and payable hereunder shall be adjusted at the beginning of any new option period. Such adjustment shall be based upon the Consumer Price Index for All Urban Consumers – US Average – All Items, as published by the U.S. Department of Labor's Bureau of Labor Statistics (the "CPI"). For the first option period (November 1, 2004 to October 31, 2009), the adjusted rent shall be calculated by multiplying the original rent ($13 per square foot per year) by a fraction, the numerator of which shall be the CPI published for September, 2004, and the denominator of which shall be the CPI published for September, 1999 (which the parties acknowledge was 167.9). For the second option period (November 1, 2009 to October 31, 2014), the adjusted rent shall be calculated by multiplying the rent during the first option period by a fraction, the numerator of which shall be the CPI published for September, 2009, and the denominator of which shall be the CPI published for September, 2004. PROVIDED THAT in no event shall the rental for either or both of Lessee's options be less than the rent provided for in Paragraph 3.A. herein.

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B. ASSESSMENT. The estimated amounts payable monthly as assessments as set forth in Paragraph 3.B. shall be adjusted annually beginning with the April 1 payment based upon the actual expenses for the prior calendar year (January through December). Hence, if the $3.00 per square foot per year estimate results in too much or too little as compared to actual expenses, then the estimated assessment payable monthly for the following year shall be based upon 1/12th of the prior year's actual expenses as determined under Paragraph 9. The parties may agree in writing to a different estimate so as to take into account anticipated changes for the coming year.

5. Use of the Lease Premises. Lessee shall have the right to use the Lease Premises for the operation of any lawful business for which the Lease Premises is suitable, and specifically for general office purposes. Lessee shall not permit the Lease Premises to be used for any illegal activity or purpose, or in any manner that disrupts or interferes with the operation of any other business or activity in any adjoining premises.

6. Alterations, Fixtures and Improvements - Liens. During the term of this lease, Lessee may not make any alterations, additions or improvements without the written consent of the Lessor, but said consent shall not be unreasonably withheld. Lessee shall hold Lessor harmless for any mechanic's, materialman's, or other liens resulting from, or related to, any such alterations, additions, or improvements, and agrees to reimburse Lessor for any such amounts actually and necessarily paid by Lessor. No such alterations, additions and improvements, including electrical and plumbing connections incidental thereto, may be removed and, at the expiration of the lease, shall remain upon the Premises and become property of Lessor. Lessee specifically warrants and agrees that no alterations, fixtures or improvements shall in any way interfere with, lessen or eradicate any tax benefits now or hereafter available to Lessor by reason of the Lease Premises' designation as a historical structure, or any other such designation in any way beneficial to Lessor.

7. Maintenance and Repair.

A. LESSOR. Lessor shall, at Lessor's expense: (a) keep and maintain the exterior of any building on the Lease Premises (including the associated common area), including the roof and roof membrane, in a good condition of repair during the term of the Lease or any renewal thereof, and shall make all structural repairs to said building, including but not limited to, walls, floors, ceilings and door frames (other than the painting thereof), ordinary in-wall wiring (excluding Tenant's equipment lines and any fixture lines), and those matters which by their construction are an integral part of the structure and will remain with the property of the Lessor, (b) pay for all major repairs

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(with all minor repairs and maintenance treated as either common general maintenance under Paragraph 9.A.I. or the Lessee's responsibility under Paragraph 7.B if within Suite 240 only) for all air conditioning, heating, plumbing, electrical, and electrical systems and fixtures (including the elevator and fire suppression system) which warrant repair or replacement during the term of the Lease, provided that Lessor also represents and warrants to Lessee that all of the foregoing shall be in good workable condition at the date of commencement of this Lease, (c) keep in good repair and condition existing parking lots, driveways and paved surfaces over and across the Lease Premises (including the associated common areas), and (d) make all repairs to the interior of the Lease Premises made necessary by war, civil commotion, acts of God or the elements.

B. LESSEE. Subject to Lessor's duties in Paragraph 7.A, Lessee shall be responsible for interior maintenance and repairs to the Leased Premises (just Suite 240 and not including any common area) including, but not limited to, windows, doors, glass, painting, floor coverings, light bulb replacement, and minor repairs and maintenance of air conditioning, heating, plumbing, electrical, and electrical systems and fixtures within said Suite. Lessee agrees to maintain the Leased Premises (just Suite 240 and not including any common area), and any current or future improvements, in their present condition, reasonable wear and tear excepted. Upon termination of this Lease, Lessee shall surrender possession of the Premises to Lessor in substantially the same condition as when received, modified by any repairs, alterations or improvements made by Lessee in accordance with this Lease Agreement, and subject to ordinary physical depreciation and wear and tear.

Lessee acknowledges and confirms that Lessee has inspected the Lease Premises, that the Lease Premises are in good condition, order and repair, and that Lessee accepts the Lease Premises in its present condition, subject to Paragraph 6 herein.

8. Lessee to Comply with Laws, Regulations, Fire Protection. Lessee, at Lessee's sole cost and expense, shall comply with all local, state and federal laws, rules, regulations and requirements applicable to the Lease Premises, whether now in force or becoming effective during the term of this Lease; provided, however, that to the extent any compliance shall require any cost or expense in those areas which remain Lessor's obligation under Paragraph 7.A, such costs shall be paid by Lessor pursuant to Paragraph 7.A. as if such compliance were a repair. In connection therewith, Lessor certifies that the Lease Premises is currently in compliance with all laws, rules, regulations and requirements applicable thereto, and if not, Lessor shall do what is necessary, at its expense, to cause compliance.

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9. Triple-Net Lease. This Lease is intended to yield the rental of THIRTEEN DOLLARS ($13.00) *per* square foot *per* year, provided for in Paragraph 2, as a net return to Lessor subject to Lessor's obligations under Paragraph 7.A. and elsewhere herein. The Assessment set forth in Paragraph 3.B. is intended to cover Lessee's share of certain common expenses as set forth in this Paragraph 9. Only those expenses expressly set forth in this Paragraph 9 shall be considered common expenses, and any items not expressly mentioned shall remain Lessor's obligations.

A. COMMON EXPENSES COVERED BY ASSESSMENT. The THREE DOLLAR ($3.00) *per* square foot *per* year assessment provided for herein, as it may be adjusted from time to time, shall be applied by Lessor, on behalf of Lessee, as follows:

I. General Maintenance. Lessor covenants and agrees to keep that portion of the Lease Premises designated as the common area in good order, condition and repair during the term of this lease. Such maintenance shall be considered a common expense to the extent it involves janitorial, cleaning, light bulb replacement, snow and ice removal, lawn and landscape maintenance, provision of paper products and cleaning supplies as required, and minor repairs and maintenance for all air conditioning, plumbing, electrical and electrical systems and fixtures (including the elevator and fire suppression system), not including any minor repairs and maintenance attributable to just one tenant's suite as provided in Paragraph 7.B. Common expenses shall not include items set forth in Paragraph 7.A. Lessee's portion of these common expenses shall not exceed Eleven and Seventy Two One Hundredths percent (11.72%) of Lessor's total general maintenance expenses associated with the Premises, as calculated by total rentable square footage of leased space divided by total rentable square footage of building (6,199 / 52,879).

II. Taxes. All real property taxes, including special assessments upon the Lease Premises or any improvements located thereon from the date of this Lease Agreement, shall be paid by Lessor but shall be considered common expenses. Lessee shall advise Lessor of any special assessments which, to Lessee's knowledge, are so payable. Lessee's portion of such taxes shall not exceed Eleven and Seventy Two One Hundredths percent (11.72%) of Lessor's total property taxes associated with the Premises, as calculated by total rentable square footage of leased space divided by total rentable square footage of building (6,199 / 52,879).

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III. Utilities. Lessor shall provide all utilities, such as water, sewer, gas, and electricity, and shall pay all utility charges associated with the Lease Premises, PROVIDED THAT Lessee is solely responsible for all costs associated with telephone, or other communication, services utilized by Lessee. All such utilities (excluding communication services) shall be considered common expenses, and Lessee's portion of such utilities shall not exceed Fifteen and Sixty Nine One Hundredths percent (15.69) of the total utilities associated with the Premises, as calculated by total rentable square footage of leased space divided by total rentable square footage of building, less gym and auditorium space (6,199 / 39,506). As the gymnasium and auditorium are on a separate HVAC system, no utility expense associated with those areas shall be charged to Lessee. Further, if any other tenant of the building has any extraordinary power usage as compared to the other tenants, then the cost of such extraordinary power shall not be included as a common expense payable by Lessee.

IV. Insurance. Lessor shall maintain in full force and effect the following insurance written by one or more insurance carriers licensed to do business in the State of Idaho: a) A policy or policies of insurance, which insures Lessor and Lessee against liability for injury to or death to persons or loss of or damage to property occurring in or about the Premises. The liability under such insurance shall not be less than ONE MILLION DOLLARS ($1,000,000.00), combined with single limits coverage; and (b) Lessor shall purchase a policy or policies of fire and extended coverage insurance for physical loss and damage to the Lease Premises, but not insuring Lessee's personal property therein. Such insurance premiums shall be considered common expenses, and Lessee's portion of such premiums shall not exceed Eleven and Seventy Two One Hundredths percent (11.72%) of the total premiums for such policies.

In the event the Premises shall be damaged or destroyed by fire or other casualty so insured against, Lessor and Lessee covenant and agree to execute all documents required by the insurance company or companies that may be necessary for use in connection with settlement of any such loss.

Except as provided hereafter in this paragraph, damage caused to the Premises by fire or other casualty shall be repaired by Lessor as soon as possible after the occurrence of such damage or destruction so that the

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Premises shall be restored substantially to their former state and condition; and in such event all insurance proceeds shall be paid to Lessor.

In the event the Premises shall be totally destroyed, or so damaged as to make the Premises untenable or unusable for the purposes of Lessee's business, then Lessor may elect to rebuild and restore the Premises, in which event all insurance proceeds shall be paid to the Lessor; or the Lessor may elect to terminate this Lease upon notice given to the Lessee within thirty (30) days after such destruction or damage, in which event all insurance proceeds and any additional amounts necessary to fully compensate Lessor for the loss shall be paid to the Lessor by any person or entity, including Lessee, liable for such destruction or damage prior to any award or payment to Lessee for any injury suffered thereby.

Nothing contained herein is intended to, nor shall it, make Lessor liable in any way for public liability or employment compensation insurance premiums, or liable in any way in the event both Lessor and Lessee fail to maintain the same, and Lessee agrees to hold Lessor harmless and indemnify Lessor for any loss or liability occasioned or attributable to Lessee's failure to maintain the insurance required by it including, but not limited to, any claims by the State of Idaho, or any subdivision or agency thereof, pertaining to workers compensation or any claim made thereunder.

B. ACCOUNTING. Lessor shall, on a yearly basis, prepare an accounting of all common expenses paid by Lessor from the assessment provided for herein. Said accounting shall run from January 1st through December 31st, and shall be delivered to Lessee on or before March 31st in the year following the year for which the accounting is made. If Lessee's assessment fails to cover all common expenses paid by Lessor on Lessee's behalf, Lessee shall reimburse Lessor for any shortage within thirty (30) days of the receipt of the accounting. If common expenses paid by Lessor on the behalf of Lessee are less than the amount assessed, Lessor shall reimburse Lessee within thirty (30) days of the date the accounting is due for any and all such amounts. From these accountings, the assessment amounts for the following year shall be determined as provided in Paragraph 4.B.

10. Assignment and Subletting. Lessee shall not assign this Lease without prior written permission of Lessor, and such permission shall not be unreasonably withheld. Lessee shall not sublease any portion of the Lease Premises without Lessor's prior written consent. In the event that Lessee sublets any or all of the Lease Premises, Lessee shall remain directly responsible for

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satisfaction of and compliance with all terms and conditions contained herein, and Lessee would be solely responsible for assuring any sub-lessee's satisfaction of and compliance with applicable terms and conditions contained herein, PROVIDED THAT Lessor may, in its sole discretion, release Lessee from these responsibilities upon application by Lessee and Lessors' approval of an assignee.

11. Indemnification. Neither party shall be liable for any injury or death of any person, or for damage to property, from any cause whatsoever, except where caused by that party's negligence or willful misconduct. During the term of this Lease, each party (the "First Party") shall defend and indemnify the other party against all claims, demands, losses and costs of any kind whatsoever arising from any negligence or misconduct of the First Party, including, without limitation, for injuries to persons, loss of life, or property damage, whether occurring on the Premises, arising out of the use and occupancy of the Premises by the First Party, from any negligence or misconduct of the First Party, or from any breach of this Lease Agreement by the First Party. Nothing contained in this Paragraph 11 shall, however, detract from either party's rights to protection under the public liability insurance policy as specified in Paragraph 9 hereof.

12. Subordination. Lessor and Lessee agree that as to any mortgage or mortgages which are presently upon or which may be placed upon the Lease Premises after the date hereof, this lease shall be subordinated, and the Lessee covenants and agrees to execute any instrument or instruments permitting a mortgage be placed on the Lease Premises, or any part thereof, as security for any indebtedness, and subordinating this lease to said mortgage; provided, however, that the mortgagee of any such mortgage shall covenant that the Lessee's leasehold interest shall not be foreclosed in any action brought under any such mortgage if, at the time of bringing any such action to foreclose, the Lessee is not in default in the payments of rental or in the performance of other obligations under this Lease, with due allowance to be given for the payment of any past due rental or for the correction of any other details by Lessee within the period of any notice given or required to be given by the terms hereof.

In the event that any mortgage on the Leased Premises is in default, Lessee shall have right to make rental payments directly to the mortgagee to cure any default.

13. Quiet Enjoyment. Lessor agrees that, upon compliance with the terms and conditions of this lease, Lessee shall and may peacefully have, hold and enjoy the Lease Premises for the term of its lease and any renewal of said term.

14. Surrender. At the expiration of this Lease Agreement or any renewal thereof, Lessee shall quit and surrender the Lease Premises in as good a state and condition as reasonable use and

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wear thereof will permit. Any holding over by Lessee shall not operate, except by written agreement, to extend and renew this lease, and no tenancy of any duration shall be created thereby.

15. Notices. All notices or demands given or required to be given hereunder shall be in writing and sent by United States registered or certified mail, postage prepaid addressed to Lessor at 9512 Fairview, P.O. Box 6812, Boise, ID. 83707, and to Lessee at P.O. Box 1487, Idaho Falls, ID. 83403, provided that either party, by written notice, may designate any different addresses to which subsequent notices shall be sent.

16. Fixtures, Furniture and Furnishings. All fixtures (personal property which has become so annexed or permanently affixed to the realty that it is, under Idaho law, a part of the real property), all furniture and all furnishings located on or in the Lease Premises at the commencement of the term of this Lease shall be and remain property of Lessor. All other fixtures installed by Lessee on the Lease Premises (except trade fixtures, appliances and equipment as provided in Paragraph 19) shall be and remain the property of the Lessor and may not be removed at any time without the express written consent of Lessor. All furniture and furnishings placed on or in the Lease Premises by the Lessee shall be and remain the property of Lessee, unless the same become fixtures.

17. Destruction of or Damage to Premises. If the Premises shall be destroyed or rendered untenantable, either wholly or in part, by fire or other unavoidable casualty, Lessor may, at its option, restore the Premises to their previous condition, and in the meantime, the monthly rent shall be abated in the same proportion as the untenantable portion of the Premises bears to the whole thereof; but unless Lessor, within thirty (30) days after the happening of any such casualty, shall notify Tenant of its election to so restore the Premises, this Lease Agreement shall thereupon terminate and end.

If the Building shall be destroyed or damaged by fire or other casualty insured against under Lessor's fire and extended coverage insurance policy to the extent that more than fifty percent (50%) thereof is rendered untenantable, or in case the Building shall be materially destroyed or damaged by any other casualty other than those covered by such insurance policy, notwithstanding that the Lease Premises may be unaffected directly by such destruction or damage, Landlord may, at its election, terminate this Lease by notice in writing to Tenant within sixty (60) days after such destruction or damage. Such notice shall be effective thirty (30) days after receipt thereof by Tenant.

18. Condemnation. If, during the term of this Lease, twenty-five percent (25%) or more of the floor space of the improvements situated on the Premises is condemned or taken by right of eminent domain, or by purchase in lieu thereof, or rendered unusable thereby, then this Lease shall terminate as of the date when possession is taken by the public authority, and rental shall be accounted for between Lessor and Lessee as of said date.

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If less than twenty-five percent (25%) of the floor space of the improvements situated on the Premises is condemned, taken or rendered unusable thereby, this Lease shall not terminate, and Lessee shall proceed forthwith following the taking of possession by the public authority to restore that portion of the Premises not so condemned or taken to the condition they were in immediately prior to such condemnation or taking and to complete the architectural whole. Lessee shall be entitled to such condemnation proceeds as are reasonable, necessary and available to reimburse Lessee for its costs of restoration.

Except as otherwise provided in this Lease, Lessor and Lessee shall each have the right to pursue, in its own name and from the condemning authority, any compensation or proceeds payable by reason of the taking or damage to their respective interests in and to the Lease Premises.

19. Alterations, Additions and Improvements. Lessee may, at its own expense, from time to time during the term of this Lease, make interior, non-structural changes, alterations and additions to the Premises as it deems necessary or convenient for Lessee's purposes with the prior approval of Lessor. Lessee shall not make any exterior or structural alterations, additions or improvements in or to the Premises or the improvements constructed or to be constructed thereon without the prior written consent of Lessor, which consent may be subject to such conditions as Lessor may deem appropriate, and any such alterations, additions or improvements consented to by Lessor shall be made at Lessee's sole cost and expense. Lessee shall secure any and all governmental permits, approvals or authorizations required in connection with any such work, whether requiring the approval of Lessor or not, and shall hold Lessor and Lessor's property harmless from any and all liability, costs, damages, expenses (including attorneys' fees) and any and all liens resulting therefrom. All alterations, additions and improvements, except trade fixtures, appliances and equipment which do not become a part of the Premises or can be removed without damage to the structure, shall become the property of Lessor without any obligation to pay therefor, upon the expiration or earlier termination of the term.

Lessee has been informed and understands that the Lease Premises is within the Ridge Avenue Historic District, a Historic District within the United States Department of Interior, National Park Service's National Register of Historic Places Inventory. The Lease Premises may now be, or become, classified as historically significant by other entities, including, but not limited to, the Idaho State Historical Society. Lessee shall make no alterations, repairs or improvements unless and until all rules, regulations and guidelines which are applicable by reason of the Lease Premises' historical classification are fully complied with.

20. Default.

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(a) Events of Default. The occurrence of any one or more of the following shall be Event of Default under this Lease by Lessee:

(1) Failure to Pay. The failure of Lessee to make any payment of rent or any other payment required to be made by Lessee hereunder, as and when due, where such failure shall continue for a period of fifteen (15) calendar days after written notice thereof from Lessor to Lessee. Reference should be made to Paragraph 21(e) concerning interest due on late payments made hereunder, and payable whether default is declared or cured

(2) Failure to Perform. The failure of Lessee to observe or perform any of the covenants, conditions or provisions of this Lease to be observed or performed by the Lessee, other than failure to pay any amount due hereunder, where such failure shall continue for a period of thirty (30) calendar days after written notice thereof from Lessor to Lessee; provided, however, that if the nature of Lessee's default is such that more than thirty (30) calendar days are reasonably required for its cure, the Lessee shall not be deemed to be in default if Lessee commences such cure within said thirty (30) calendar day period and thereafter diligently prosecutes such cure to completion.

(3) Bankruptcy. The filing by or against Lessee of a petition to have Lessee adjudged a bankrupt, or a petition for reorganization or arrangement under any law relating to bankruptcy (unless, in the case of a petition filed against Lessee, the same is dismissed within sixty (60) calendar days of filing); or the appointment of a trustee or a receiver to take possession of substantially all of Lessee's assets located at the leased Premises or the Lessee's interest in this Lease, where such seizure is not discharged within thirty (30) calendar days after appointment of said trustee or receiver, or the filing of the petition for the appointment of the same, whichever shall first occur.

(b). Lessor's Remedies. Following any Event of Default defined above, Lessor may thereafter, upon written notice or demand to Lessee, and without limiting Lessor in the exercise of any other right or remedy which Lessor may have by reason of such default or breach:

(1) Terminate Lease. Terminate the Lease and Lessee's right to possession of the Premises by any lawful means and upon such notice as may be required hereunder and by law, in which case this Lease shall terminate and Lessee

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shall immediately surrender possession of the Premises to Lessor. In such event Lessor shall be entitled to recover from the Lessee all past due rent and other payment; or

(2) Continue the Lease. Continue the Lease in effect whether or not Lessee shall have abandoned the Premises. In such event Lessor shall be entitled to enforce all Lessor's rights and remedies under this Lease, including the right to recover the rent and any other payments due hereunder as they become due, to take possession of the Premises and/or relet the Premises in the Lessee's or Lessor's name, incur reasonable expenses to put the Premises in tenable condition and to obtain a new tenant which costs and expenses shall become due and payable by Lessee, with interest as defined herein, on the following date on which rent becomes due; provided, that Lessor shall use reasonable diligence to relet the Premises in order to mitigate Lessor's damages; or

(3) Cure Lessee's Default. Lessor shall be entitled, but not obligated, to cure any Event of Default hereunder. In the event of any such cure, Lessor shall be entitled to recover the costs of such cure from Lessee, including all reasonable attorney's fees, together with interest as defined herein, from the date such costs were incurred.

21. Miscellaneous:

(a) Time. Time is of the essence.

(b) Heirs and Assigns. This agreement and the covenants and provisions herein contained shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns.

(c) Other Agreements. The validity and enforceability of this Lease is not dependent upon any other agreements between the parties hereto.

(d). Further Documentation. Lessor and Lessee shall, upon request of the other, execute, acknowledge and deliver any and all instruments or documents which may be necessary to carry into effect the provisions of this Lease.

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(e). Interest. Except as may otherwise be provided herein, any sum which remains due and owing from either Lessor or Lessee to the other after the date on which it should have been paid in accordance with the provisions of this Lease shall bear interest at the then current prime rate of interest as published in the Wall Street Journal plus three percent (3%) per annum.

(f). Attorney's Fees. If either party to this Lease is required to initiate or defend litigation in any way connected with this Lease, the prevailing party in such litigation in addition to any other relief which may be granted, shall be entitled to an award of reasonable attorney's fees. If either party to the Lease is required to initiate or defend litigation or mandatory arbitration with a third party because of the violation of any term or provision of this lease by the other party to this Lease, then the party so litigating or arbitrating shall be entitled to reasonable attorney's fees from the other party to this Lease. Attorney's fees shall include attorney's fees on any appeal, and in addition thereto, a party entitled to attorney's fees shall be entitled to all other reasonable and necessary costs incurred in such litigation. All such fees shall be deemed to have accrued on commencement of such action and shall be enforceable whether or not such action is prosecuted to judgment.

(g). Governing Law. This Lease shall be governed by, construed, and enforced in accordance with the laws of the State of Idaho.

(h). Entire Agreement. This Lease contains the entire agreement between the parties, and may not be modified or changed orally, but only by an agreement in writing, signed by all parties hereto.

(i). Non-Waiver and Cumulative Nature of Remedies. The failure of a party to insist upon a strict performance of any of the terms, conditions and covenants herein shall not be deemed a waiver of any rights or remedies that said party may have, and shall not be deemed a waiver of any subsequent breach or default in the terms, conditions and covenants herein contained. The rights and remedies contained herein, or otherwise available under applicable law, are cumulative and not exclusive of any other right or remedy.

(j). Memorandum of Lease. At the request of either party, the parties shall record a memorandum of this Lease Agreement setting forth the parties to this Lease and term of this Lease Agreement.

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(k). Estoppel Certificates. Upon the request of the other party and if true, Lessor and Lessee agree to execute, acknowledge and deliver to the other party, within twenty (20) days prior notice from the other, a written statement certifying that:

(1) this Lease is in full force and effect, subject only to the modifications, if any, as may be stated therein;

(2) Lessee is in possession of the Premises and making all payments provided in the Lease;

(3) the dates to which, if any, rent has been paid in advance; and

(4) there are not, to such party's knowledge, any uncured defaults on the part of the other party hereunder, or specifying such defaults if any are claimed.

Any such statement may be relied upon by any prospective transferee or encumbrancer of all or any portion of the Premises, or any assignee of any such persons.

(l). Relationship of Parties. Nothing contained in this Lease shall create any relationship between the parties hereto other than landlord and tenant, and it is acknowledged and agreed that Lessor does not in any way or for any purpose become a partner of Lessee in the conduct of its business, or a joint adventurer or a member of any other joint or common enterprise with Lessee, nor shall Lessee be deemed an agent of Lessor for any purpose.

(m). Captions. The captions used in this Lease are for descriptive purposes and are not intended and shall not be used to modify the terms and provisions hereof.

(n) Severance. Unenforceability of any provision contained in this Lease shall not affect or impair the validity of any other provision of this Lease.

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IN WITNESS WHEREOF, the parties hereto have executed this Lease on the day and year first set forth above.

HANNAH'S HOLDINGS L.L.C.

By:____________________________
Diane Rigby
Member, Hannah's Holdings L.L.C.

BANK OF IDAHO

By:____________________________
Jeffrey E. Jones
Executive Vice President

E:\BWPWIN60\WPDOCS\HANNAHS\OEBELL\FINAL2.LEA

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BANK OF IDAHO
AMENDED AND RESTATED
CEO EMERITUS AND
DEFERRED COMPENSATION AGREEMENT

CLARIFICATION AMENDMENT

THIS CLARIFICATION AMENDMENT (this "Clarification Amendment') to the Bank of Idaho Amended and Restated CEO Emeritus and Deferred Compensation Agreement dated December 31, 2008 by and between the Bank of Idaho and William F. Rigby (the "Amended and Restated Agreement") is entered into this 30th day of November 2009, by and between William F. Rigby ("Rigby") and the Bank of Idaho (the "Bank").

WITNESSETH

WHEREAS, the Bank and Rigby agree to enter into this Clarification Amendment to clarify a typographical error in the Amended and Restated Agreement.

WHEREAS, the Amended and Restated Agreement provides, in part, for the payment of Deferred Compensation in the amount of $630,000.00 to Rigby in the amount of $90,000.00 per year for seven (7) years beginning after Mr. Rigby's Termination of Employment.

WHEREAS, Section 3(b)(i) of the Amended and Restated Agreement incorrectly provides that the Deferred Compensation shall be paid in 108 equal monthly installments of $7,500.00 per month rather than 84 monthly installments of $7,500.00 per month.

WHEREAS, the Bank and Rigby desire to enter into this Clarification Amendment to amend the provisions of Section 3(b)(i) to correct the typographical error by deleting and replacing Section 3(b)(i).

NOW THEREFORE, in consideration of the recitals and the provisions hereof, the Bank and Rigby hereby agree as follows:

1. **Amendment of Section 3(b)(i) of the Amended and Restated Agreement.**

   (a) Section 3(b)(i) of the Amended and Restated Agreement provides as follows:

   Installment Payments. The Deferred Compensation shall be paid to Rigby in 108 equal monthly installments of $7,500.00 per month (the "Installment Payments"). The first Installment Payment shall be paid on the Initial Payment Date. Subsequent Installment Payments shall be paid on the first day of the month for the next 107 months following the Initial Payment Date.

(b) Section 3(b)(i) of the Amended and Restated Agreement is hereby deleted and replaced by the following:

> *Installment Payments*. The Deferred Compensation shall be paid to Rigby in 84 equal monthly installments of $7,500.00 per month (the "Installment Payments"). The first Installment Payment shall be paid on the Initial Payment Date. Subsequent Installment Payments shall be paid on the first day of the month for the next 83 months following the Initial Payment Date.

2. **Definitions.** Capitalized terms not defined herein shall be as defined in the Amended and Restated Agreement.

IN WITNESS WHEREOF, this Clarification Amendment is entered into this 30th day of November 2009.

BANK OF IDAHO	**WILLIAM F. RIGBY**
By: [signature]	[signature]
Name: PARK PRICE	
Position: PRESIDENT	

BANK OF IDAHO
AMENDED AND RESTATED
CEO EMERITUS AND
DEFERRED COMPENSATION AGREEMENT

THIS AMENDED AND RESTATED CEO EMERITUS AND DEFERRED COMPENSATION AGREEMENT (the "Amended Agreement") is entered into this 31st day of December 2008, by and between William F. Rigby ("Rigby") and the Bank of Idaho (the "Bank").

W I T N E S S E T H

WHEREAS, the Bank and Rigby hereby agree to amend and restate that certain Agreement entitled "Agreement" entered into by the Bank and Rigby on February 12, 2008 (the "Original Agreement") because the Original Agreement might have been interpreted by the Internal Revenue Service to "otherwise provide for a deferral of compensation" under Section 409A of the Internal Revenue Code, as amended (the "Code").

WHEREAS, the Original Agreement is hereby amended and restated in accordance the guidance from the Internal Revenue Service set forth in Section 3.01(B)(1)(.01) of Notice 2007-86, 2007-46 I.R.B. 990 (November 13, 2007).

WHEREAS, it is the intention of the parties that pursuant to Notice 2007-86 and Notice 2005-1 Q&A 18(a), 2005-2 I.R.B. 274 (January 10, 2005) this Amended Agreement will not be treated as a material modification of the original Agreement under Code Section 409A.

WHEREAS, Rigby is currently serving as Chief Executive Officer of the Bank and Chairman of the Board of Directors of the Bank of Idaho Holding Company (the "Holding Company") and has served in various positions with the Holding Company and the Bank, a Subsidiary of the Holding Company, for a number of years.

WHEREAS, the Bank agreed to retain Rigby as CEO Emeritus providing management consulting to the Company for a period of three (3) years commencing from the date Rigby is no longer the Chief Executive Officer of the Bank.

WHEREAS, the Bank also agreed to implement a retirement plan for Rigby which shall begin after Rigby's Termination of Employment from the Bank.

NOW THEREFORE, in consideration of the recitals and the provisions hereof, the Bank and Rigby hereby agree as follows:

1. Definitions.

(a) "Board" means the Board of Directors of the Bank.

(b) "CEO Emeritus Term" means that period of time starting on the CEO Emeritus Start Date and ending three (3) years from the CEO Emeritus Start Date.

(c) "CEO Emeritus Amount" means Two Hundred Seventy Thousand Dollars and No Cents ($270,000.00).

(d) "Deferred Compensation" means Six Hundred Thirty Thousand Dollars and No Cents ($630,000.00) to be paid in accordance with this Amended Agreement.

(e) "Deferred Compensation Payment Period" means that period of time beginning on the Termination of Employment Date and shall end on the earlier of the following to occur (i) payment of all Installments in accordance with this Amended Agreement or (b) payment to Rigby's estate in accordance with Section 3(b)(ii).

(f) "Employee" means any person who is employed by the Bank, the Holding Company or a Subsidiary.

(g) "Initial Payment Date" means the first day of the month immediately following the Termination of Employment Date.

(h) "Insurance Agreements" means (i) the Assignment of Policy as Collateral Security attached hereto as Exhibit A, (ii) the Split Beneficiary Payment Agreement attached hereto as Exhibit B and (iii) the "Payment Schedule-Monthly" attached hereto as Exhibit C.

(i) "Officer" means any Employee of the Holding Company, the Bank or any Subsidiary who is designated by the Board or the Board of Directors of the Holding Company as a corporate officer. The term "Officer" shall specifically include the CEO Emeritus.

(j) "Original Effective Date" means February 12, 2008, the date of the Original Agreement.

(k) "Remaining CEO Emeritus Amount" means the CEO Emeritus Amount less that portion of the CEO Emeritus Amount previously paid to Rigby prior to his death while serving as the CEO Emeritus.

(l) "Subsidiary" means a subsidiary of the Holding Company which along with the Holding Company would be considered a single employer under Code Section 414(b) and Code Section 414(c). In applying Code Section 1563(a)(1), (2) and (3) for purposes of determining a controlled group of corporations under Code Section 414(b), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Code Section 1563(a)(1), (2) and (3) and in applying Treasury Regulation Section 1.414(c)-2 for purposes of determining trades or businesses that are under common control of Code Section 414(c), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulation Section 1.414(c)-2.

(m) "Termination of Employment" means the termination of Rigby from the employ of the Bank, the Holding Company and all of the Subsidiaries as an Employee, Officer and as an independent contractor and the complete cessation of the provision of any services to the Bank, the Holding Company and the Subsidiaries as an Employee, Officer and independent contractor. For example, it is not a "Termination of Employment" if Rigby ceases the provision of services as an Officer and Employee, but after such cessation Rigby begins or continues to provide services to the Bank, the Holding Company and/or the Subsidiaries as an independent contractor. The previous two sentences notwithstanding, Rigby may continue to provide services as a member of the Board of Directors of the Bank, the Holding Company and/or its Subsidiaries after terminating his employment and ceasing to provide services as an Employee, Officer and independent contractor and still be deemed to have had a "Termination of Employment" for purposes of this Amended Agreement if the only services being provided are as a member of the Board of Directors of the Bank, the Holding Company and/or any Subsidiary.

(n) "Termination of Employment Date" means that date of the occurrence of the Termination of Employment.

2. CEO Emeritus.

(a) Retention. The Bank and Rigby hereby agree that Rigby will become the CEO Emeritus of the Bank beginning on the day immediately following the date when Rigby's service as Chief Executive Officer of the Bank terminates (the "CEO Emeritus Start Date").

(b) Compensation. As compensation for his employment as CEO Emeritus, Rigby shall be paid a salary of $90,000.00 per year to be paid in accordance with the Bank's normal payroll practices.

(c) Term. Rigby shall be employed as the CEO Emeritus for a period of three (3) years.

(d) Death of Rigby During CEO Emeritus Term. In the event of the Rigby's death during the CEO Emeritus Term, the Bank shall pay the Remaining CEO Emeritus Amount to Rigby's estate on that date which is six months after the date of Rigby's death.

3. Deferred Compensation.

(a) Deferred Compensation. Upon Rigby's Termination of Employment, the Bank agrees to pay Rigby the Deferred Compensation which shall be paid in accordance with the provisions of Section 3(b).

(b) Payment of Deferred Compensation.

(i) *Installment Payments*. The Deferred Compensation shall be paid to Rigby in 108 equal monthly installments of $7,500.00 per month (the "Installment Payments"). The first Installment Payment shall be paid on the Initial Payment Date. Subsequent Installment Payments shall be paid on the first day of the month for the next 107 months following the Initial Payment Date.

(ii) *Death of Rigby*.

1. *Payment*. In the event of Rigby's death during the Deferred Compensation Payment Period the Bank will cease the Installments Payments and shall pay or cause to be paid the remaining balance of the Deferred Compensation to Rigby's estate on that date which is six months after the date of Rigby's death.

2. *Keyman Life Insurance Policy*. The Bank has purchased a Keyman Life Insurance Policy in the amount of $250,000.00 (the "Policy") payable upon Rigby's death during the CEO Emeritus Term. The Bank is the owner, assignee, assignor and beneficiary of the Policy. The Bank, Rigby and the Insurance Company entered into a Split Beneficiary Payment Agreement wherein such parties agreed that the proceeds from the Policy will be paid to the Bank and to Rigby's Estate in accordance with the terms of the Insurance Agreements.

3. *No Interest in Insurance Policy*. Rigby (i) has no right or claim to any of the cash value of the Policy, if any, (ii) has no ownership in the Policy, (iii) cannot borrow against the Policy and (iv) has no right to any of the economic benefits of the Policy, if any, other than the death benefit pursuant to the Insurance Agreements.

(c) No Right to Earnings. Rigby shall have no right to earnings or interest on the Deferred Compensation or on the Installment Payments.

4. Limit on Payment. The aggregate total of all such payments to Rigby and/or his estate pursuant to this Agreement shall not exceed $630,000.00 pursuant to Section 3, plus $270,000.00 in salary payments pursuant to Section 2(b).

5. Prohibition of Acceleration of Deferred Compensation or Installment Payments. The payment of the Deferred Compensation and the Installments hereunder may not be accelerated or paid any earlier than the provisions of this Amended Agreement provide, under any circumstances.

6. Unfunded and Unsecured Promise to Pay. The promise to pay the Deferred Compensation hereunder is an unsecured unfunded promise to pay and Rigby, his successors, beneficiaries and assigns shall rely solely on the unsecured and unfunded promise of the Bank to pay as set forth herein. Nothing in this Amended Agreement shall be construed to give Rigby, his successors, beneficiaries or assigns, any right, title, interest or claim in or to any specific asset, fund, reserve, account, insurance contract or proceeds or property of any kind whatsoever owned by the Bank or in which it may have any right, title or interest now or in the future. Rigby shall have the right to enforce his claim against the Bank in the same manner as any unsecured creditor.

7. **Amendment.** This Amended Agreement may be amended at any time or from time to time by written agreement of the Bank and Rigby.

8. **Prohibition of Assignment.** None of the Deferred Compensation, the Installment Payments nor the CEO Emeritus Amount may be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of or encumbered by Rigby, his successors, beneficiaries or assigns, and no attempt to transfer the right to receive the Deferred Compensation, Installment Payments or CEO Emeritus Amount, whether voluntary or involuntary, by operation of law or otherwise, shall vest the transferee with any interest or right in or with respect to the Deferred Compensation, Installment Payments or Salary Amount. All Installment Payments shall be paid to Rigby or to Rigby's estate or Beneficiary(ies) in the event of the Rigby's death.

9. **Section Headings.** The section headings of this Amended Agreement are inserted for convenience of reference only and shall not be deemed to be a part thereof or used in the construction or interpretation thereof.

10. **Severability.** Whenever possible, each provision of this Amended Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Amended Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without violating the remainder of this Amended Agreement.

11. **Governing Law.** To the extent not otherwise governed by the Internal Revenue Code or laws of the United States of America, the validity, meaning and effect of this Amended Agreement shall be determined in accordance with the laws of the State of Idaho.

12. **Final Agreement.** This Amended Agreement along with the Insurance Agreements constitutes the final agreement of the parties concerning the matters referred to herein and supersedes all prior agreements and understandings relating to the same. This Amended Agreement is in addition to and has no effect upon (a) that certain Amended and Restated Senior Officer Retirement Agreement entered on even date herewith by and between the Holding Company, the Bank and Rigby or (b) that certain Reissued Non-Qualified Stock Option Certificate by and between the Holding Company and Rigby.

13. **Tax Withholding.** If required by Internal Revenue Service laws or regulations or state or local law at the time of payment of any amount due under this Amended Agreement, the Bank

shall have the right to deduct from any payments to, or require Rigby to pay to the Bank, in cash any federal, state or local taxes as it deems to be required by law to be withheld with respect to the payment of due under this Amended Agreement pursuant to this Certificate. At the request of Rigby, or as required by law, such sums as may be required for the payment of any estimated or accrued income tax liability may be withheld and paid over to the governmental entity entitled to receive the same.

IN WITNESS WHEREOF, this Amended Agreement is entered into this 31st day of December, 2008.

BANK OF IDAHO	**WILLIAM F. RIGBY**
By: [signature]	[signature]
Name: Park Price	
Position: President	

EXHIBIT A

Assignment of Policy as Collateral Security
Dated March 25, 2008

[*attached hereto*]



Transamerica Occidental Life Insurance Company
Transamerica Life Insurance Company
4333 Edgewood Road NE
Cedar Rapids, IA 52499

Assignment of Policy as Collateral Security

This form does not change the beneficiary of the Policy

Policy Number: 42380407 **Insured's Name:** William F Rigby

THIS FORM WILL NOT BE RECORDED IF MODIFIED UNLESS APPROVED BY THE COMPANY

For value received, all rights, title and interest of the undersigned in this Policy is hereby assigned to:

NAME OF ASSIGNEE: BANK OF IDAHO

ADDRESS OF ASSIGNEE: 151 N. RIDGE, SUITE 240, IDAHO FALLS, ID 83402
Address City State Zip

his, her or its executors, administrators, successors or assigns (herein called "Assignee") with the right to exercise any and all rights and privileges thereunder (except as provided in paragraph B hereof), subject to all the terms and conditions of the Policy and to all superior liens, if any, which the Insurer may have against the Policy. The undersigned jointly and severally agree and the Assignee by the acceptance of this Assignment agrees to the conditions and provisions hereof.

A. It is agreed that, without detracting from the generality of the foregoing, the following rights are included in this Assignment: (1) The sole right to collect from the Insurer the net proceeds of the Policy when it becomes a claim by death or maturity; (2) the sole right to surrender the Policy and receive the surrender value thereof at any time provided by the terms of the Policy and at such other times as the Insurer may allow; (3) the sole right to obtain one or more loans or advances on the Policy, either from the Insurer or, at any time, from other persons, and to pledge or assign the Policy as security for such loans or advances; (4) the sole right to collect and receive all distributions or shares of surplus, dividend deposits or additions to the Policy now or hereafter made or apportioned thereto, and to exercise any and all options contained in the Policy with respect thereto; provided, that unless and until the Assignee shall notify the Insurer in writing to the contrary, the distributions or shares of surplus, dividend deposits and additions shall continue on the plan in force at the time of this Assignment; and (5) the sole right to exercise all nonforfeiture rights permitted by the terms of the Policy or allowed by the Insurer and to receive all benefits and advantages derived therefrom.

B. It is agreed that the following rights, so long as the Policy has not been surrendered, are excluded from this Assignment: (1) The right to collect from the Insurer any disability income; (2) the right to designate and change the beneficiary; and (3) the right to elect optional modes of settlement; but the reservation of these rights shall in no way impair the right of the Assignee to surrender the Policy completely with all its incidents or impair any other right of the Assignee hereunder, and any designation or change of beneficiary or election of a mode of settlement shall be made subject to this Assignment and to the rights of the Assignee hereunder.

C. This Assignment is made and the Policy is to be held as collateral security for any and all liabilities of the undersigned, or any of them, to the Assignee, either now existing or that may hereafter arise in the ordinary course of business between any of the undersigned and the Assignee (all of which liabilities secured or to become secured are herein called "Liabilities").

D. The Assignee covenants and agrees with the undersigned as follows:
1. That any balance of sums received hereunder from the Insurer remaining after payment of the then existing Liabilities shall be paid by the Assignee to the persons entitled thereto under the terms of the Policy as though this Assignment had not been executed.
2. That the Assignee will not exercise either the right to surrender the Policy or (except for the purpose of paying premiums) the right to obtain Policy loans from the Insurer until there has been default in any of the Liabilities or a failure to pay any premium when due, nor until twenty days after the Assignee shall have mailed, by first-class mail, to the undersigned at the address given herein below, notice of intention to exercise such right; and
3. That the Assignee will upon request forward without unreasonable delay to the Insurer the Policy for endorsement of any designation or change of beneficiary or any election of an optional mode of settlement.

E. The Insurer is hereby authorized to recognize the Assignee's claims to rights hereunder without investigating the reason for any action taken by the Assignee, or the validity or the amount of the Liabilities or the existence of any default therein, or the giving of any notice under Paragraph D(2) above or otherwise, or the application to be made by the Assignee of any amounts to be paid to the Assignee. The sole signature of the Assignee shall be sufficient for the exercise of any rights under the Policy assigned hereby and the sole receipt of the Assignee for any sums received shall be a full discharge and release therefore to the Insurer.

F. The Assignee shall be under no obligation to pay any premium or the principal of or interest on any loans or advances on the Policy whether or not obtained by the Assignee, or any other charges on the Policy, but any such amounts so paid by the Assignee from its own funds, shall become a part of the Liabilities hereby secured, shall be due immediately, and shall draw interest at a rate fixed by the Assignee from time to time not exceeding 6% per annum.

G. With regard to the exercise of any right or privilege given herein to the Assignee, except as restricted in Paragraph D-2 above, the Assignee may exercise any such right or privilege without notice to, or assent by, or affecting the liability of, or releasing any interest hereby assigned by the undersigned, or any of them.

H. The Assignee may take or release other security, may release any party primarily or secondarily liable for any of the Liabilities, may grant extensions, renewals or indulgences with respect to the Liabilities, or may apply to the Liabilities proceeds of the Policy hereby assigned or any amount received on account of the Policy by the exercise of any right permitted under this Assignment, without resorting or regard to other security.

I. In the event of any conflict between the provisions of this Assignment and provisions of the note or other evidence of any Liability, with respect to the Policy or rights of collateral security therein, the provisions of this Assignment shall prevail.

J. Each of the undersigned declares that no proceedings in bankruptcy are pending against him and that this Policy is not subject to any assignment for the benefit of creditors.

K. This Assignment shall apply to and be effective under any Policy issued by the Company in exchange for the Policy or as a renewal or conversion thereof.

L. The validity of this Assignment is hereby guaranteed by each of the undersigned.

M. For administration of the Policy by Company, the effective date of this Assignment shall be the same as its recordation date by the Company.

ASSIGNMENT BY: (Signature Requirements on Reverse Side)

DATE: 03/25/08

208-524-5500
Current Owner's Daytime Telephone Number

X [signature]
Witness Signature

X 3693 E 200 N - Rigby, ID
Address of Witness

BANK OF IDAHO
Print Current Owner's Complete Name

82-0398499
Current Owner's Social Security Number/Tax ID Number

[signature] President
Current Owner's Signature (include Title, if Business or Trust)

Current Owner's Signature (include Title, if Business or Trust)

TOA 5006-1005 ASSIGNMENT Rev 07/07

* b Y 8 0 2 *

This Assignment has been recorded at the Company. The Company assumes no legal responsibility for the sufficiency or validity of the Assignment.

Date recorded: 4/4/2008 by: [signature]

Form 1-A Item 2(6)d

<u>EXHIBIT B</u>

Split Beneficiary Insurance Payment Agreement
Dated February 12, 2008

[*attached hereto*]

SPLIT BENEFICIARY
INSURANCE PAYMENT AGREEMENT

This Agreement is made this 12th day of February, 2008 between Bank of Idaho, William F. Rigby and Tony Marcon, Agent for TransAmerica Insurance.

WITNESSETH

WHEREAS, Bank of Idaho purchased a Keyman Life Insurance Policy on behalf of William F. Rigby in the amount of $250,000 through TransAmerica Insurance. Policy No. 42380407-9.

WHEREAS, William F. Rigby has entered into an agreement with Bank of Idaho to serve as CEO Emeritus for a period of three (3) years following his retirement as CEO from the Bank of Idaho.

WHEREAS, Bank of Idaho has signed an Assignment of Policy as Collateral Security agreeing to pay William F. Rigby's estate the proceeds of the Keyman Life Insurance Policy purchased by the Bank of Idaho.

NOW THEREFORE, in consideration of the recitals and the provisions hereof, Bank of Idaho, William F. Rigby and Tony Marcon, Agent for TransAmerica Insurance, hereby agree as follows:

1. **Life Insurance**. The Keyman Life Insurance Policy is payable in the event of the death of William F. Rigby during the three year period from the date he begins services as CEO Emeritus and the proceeds thereof will be paid to the Estate of William F. Rigby and/or the Bank of Idaho in accordance with the Assignment of Policy as Collateral Security. Payments may be split between William F. Rigby's estate and the Bank of Idaho as outlined in the attached payment schedule and Agent for TransAmerica agrees to ensure that the payments are paid in accordance thereto.

2. **CEO Emeritus**. The date the status of CEO Emeritus becomes effective is unknown at this time. Bank of Idaho will notify Tony Marcon, Agent for TransAmerica, of the effective date.

3. **Termination**. This agreement of Split Payment Beneficiary shall be null and void three (3) years after the effective date of the CEO Emeritus status and all payment of proceeds from the Keyman Life Insurance policy will then be paid in full to the Bank of Idaho as the original policy beneficiary.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

William F. Rigby

BANK OF IDAHO

By: PARK PRICE
Its: PRESIDENT.

TRANSAMERICA INSURANCE

Tony Marcon, GA. 10719
Tony Marcon, Agent

EXHIBIT C

Payment Schedule – Monthly
Amounts to be paid to William F. Rigby Estate during term of Split Beneficiary

[*attached hereto*]

Payment Schedule- Monthly

Amounts to be paid to William F. Rigby Estate during term of Split Beneficiary

Paid by Bank of Idaho

Month #	Monthly Amount	
1	$20,000	Lump Sum
2	6363.64	
3	6363.64	
4	6363.64	
5	6363.64	
6	6363.64	
7	6363.64	
8	6363.64	
9	6363.64	
10	6363.64	
11	6363.64	
12	6363.60	
Total Year 1	**$90,000.00**	
13	7500	
14	7500	
15	7500	
16	7500	
17	7500	
18	7500	
19	7500	
20	7500	
21	7500	
22	7500	
23	7500	
24	7500	
Total Year 2	**$90,000.00**	
25	7500	
26	7500	
27	7500	
28	7500	
29	7500	
30	7500	
31	7500	
32	7500	
33	7500	
34	7500	
35	7500	
36	7500	
Total Year 3	**$90,000.00**	

Paid from Keyman Insurance

Month #	Benefit Amount
1	$ 250,000.00
2	$ 243,636.36
3	$ 237,272.72
4	$ 230,909.08
5	$ 224,545.44
6	$ 218,181.80
7	$ 211,818.16
8	$ 205,454.52
9	$ 199,090.88
10	$ 192,727.24
11	$ 186,363.60
12	$ 180,000.00
13	$ 172,500.00
14	$ 165,000.00
15	$ 157,500.00
16	$ 150,000.00
17	$ 142,500.00
18	$ 135,000.00
19	$ 127,500.00
20	$ 120,000.00
21	$ 112,500.00
22	$ 105,000.00
23	$ 97,500.00
24	$ 90,000.00
25	$ 82,500.00
26	$ 75,000.00
27	$ 67,500.00
28	$ 60,000.00
29	$ 52,500.00
30	$ 45,000.00
31	$ 37,500.00
32	$ 30,000.00
33	$ 22,500.00
34	$ 15,000.00
35	$ 7,500.00
36	$ (0.00)

BANK OF IDAHO HOLDING COMPANY
AND
BANK OF IDAHO
AMENDED AND RESTATED
SENIOR OFFICER RETIREMENT AGREEMENT

This Amended and Restated Senior Officer Retirement Agreement (the "Amended Agreement") is entered into this 31st day of December, 2008, by and between the Bank of Idaho Holding Company, an Idaho Bank Holding Company (the "Holding Company"), and its subsidiary, the Bank of Idaho, an Idaho Banking Corporation (collectively, the "Bank", unless context otherwise requires) and William F. Rigby ("Rigby"). Notwithstanding anything to the contrary, this Amended Agreement is not effective until its adoption by the Bank's respective Board of Directors.

WITNESSETH

WHEREAS, the Bank and Rigby hereby agree to amend and restate that certain Senior Officer Retirement Agreement entered into by the Bank and Rigby on May 10, 2005 (the "Original Agreement") because the Original Agreement might have been interpreted by the Internal Revenue Service to "otherwise provide for a deferral of compensation" under Section 409A of the Internal Revenue Code, as amended (the "Code").

WHEREAS, the Original Agreement is hereby amended and restated in accordance the guidance from the Internal Revenue Service set forth in Section 3.01(B)(1)(.01) of Notice 2007-86, 2007-46 I.R.B. 990 (November 13, 2007).

WHEREAS, it is the intention of the parties that pursuant to Notice 2007-86 and Notice 2005-1 Q&A 18(a), 2005-2 I.R.B. 274 (January 10, 2005) this Amended Agreement will not be treated as a material modification of the original Agreement under Code Section 409A; and

NOW, THEREFORE, for other good and valuable consideration, the parties hereto agree as follows:

1. **Current Employment.** Rigby is the founder and current Chairman of the Board of both the Holding Company and the Bank of Idaho. The Bank has employed Rigby as Chief Executive Officer and will continue to employ Rigby in such other positions and capacities as may be determined from time to time by the Board of Directors of the Bank, and at such rate of compensation as may be so determined. Rigby will devote his energy, skill and efforts to the affairs of Bank as his duties demand. It is contemplated that such employment will continue until Rigby's retirement, but nevertheless either Bank or Rigby may terminate Rigby's employment at any time and for any reason upon sixty (60) days written notice to the other.

2. Definitions.

(a) "Beneficiary(ies)" means the person or persons designated by Rigby pursuant to Section 3(b)(ii).

(b) "Board" means the Board of Directors of the Holding Company.

(c) "Deferred Compensation" means the payment of Five Hundred Thousand Dollars and No Cents ($500,000.00) in accordance with this Amended Agreement.

(d) "Disability" means any physical or mental impairment which qualifies Rigby for disability benefits under any applicable long-term disability plan maintained by the Company, provided the definition of disability applied under such disability insurance plan complies with the requirements of Treasury Regulation Section 1.409A-3(i)(4)(i) or, if no such plan applies or if the definition of disability under such disability insurance plan does not comply with the requirements of Treasury Regulation Section 1.409A-3(i)(4)(i), any physical or mental impairment which would be determined to be totally disabled by the Social Security Administration or the Railroad Retirement Board.

(e) "Employee" means any person who is employed by the Company or a Subsidiary.

(f) "Initial Payment Date" means the January 1 immediately following the first occurring Payment Event.

(g) "Officer" means any Employee of the Holding Company or any of its Subsidiaries who is designated by the Board as a corporate officer.

(h) "Original Effective Date" means May 10, 2005, the date of the Original Agreement.

(i) "Payment Event" means the death, Disability or Termination of Employment of Rigby.

(j) "Subsidiary" means a subsidiary of the Holding Company which along with the Holding Company would be considered a single employer under Code Section 414(b) and Code Section 414(c). In applying Code Section 1563(a)(1), (2) and (3) for purposes of determining a controlled group of corporations under Code Section 414(b), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Code Section 1563(a)(1), (2) and (3) and in applying Treasury Regulation Section 1.414(c)-2 for purposes of determining trades or businesses that are under common control of Code Section 414(c), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulation Section 1.414(c)-2.

(k) "Termination of Employment" means the termination of Rigby from the employ of the Holding Company and all of the Subsidiaries as an Employee, Officer and as an independent contractor and the complete cessation of the provision of any services to the Holding Company and the Subsidiaries as an Employee, Officer and independent contractor. For example, it is not a "Termination of Employment" if Rigby ceases the provision of services as an Officer and Employee, but after such cessation Rigby begins or continues to provide services to the Holding Company and/or the Subsidiaries as an independent contractor. The previous two sentences notwithstanding, Rigby may continue to provide services as a member of the Board of Directors of the Holding Company and/or its Subsidiaries after terminating his employment and ceasing to provide services as an Employee, Officer and independent contractor and still be deemed to have had a "Termination of Employment" for purposes of this Amended Agreement if the only services being provided are as a member of the Board of Directors of the Holding Company and/or any Subsidiary.

3. Deferred Compensation.

(a) Deferred Compensation. Upon the first Payment Event to occur, the Bank agrees to pay to Rigby the Deferred Compensation which shall be paid in accordance with the provisions of Section 3(b).

(b) Payment of Deferred Compensation.

(i) *Installment Payments.* The Deferred Compensation shall be paid to Rigby in ten (10) equal annual installments of Fifty Thousand Dollars and No Cents ($50,000.00) (the "Installment Payments"). The first Installment Payment shall be paid on the Initial Payment Date. Subsequent Installment Payments shall be paid on January 1 in the nine (9) years following the Initial Payment Date.

(ii) *Death of Rigby.* The Beneficiary (or Beneficiaries) of any Installment Payment to be paid after Rigby's death shall be as designated by Rigby and shown on the attached Exhibit A or such other person or persons as Rigby shall designate in writing to the Bank. If no effective designation of Beneficiary(ies) has been made by Rigby, all Installment Payments shall be paid to Rigby's estate.

(c) Vested Right. All amounts payable hereunder are for services actually performed in full upon the Original Effective Date. Rigby's rights hereunder are fully vested and cannot be forfeited.

(d) No Right to Earnings. Rigby shall have no right to earnings or interest on the Deferred Compensation or the Installment Payments.

4. Prohibition of Acceleration of Deferred Compensation or Installment Payments. The payment of the Deferred Compensation and the Installment Payments hereunder may not be accelerated or paid any earlier than the provisions of this Amended Agreement provide, under any circumstances.

5. Insurance. If the Bank shall elect to purchase a life insurance contract to provide the Bank with funds to make payments hereunder, the Bank (a) shall at all times be the sole and complete

Owner and beneficiary of such contract, (b) and shall have the unrestricted right to use all amounts received therefrom in any manner it chooses, (c) shall not be obligated to use such funds to fund the Installment Payments and (d) may exercise all options and privileges thereunder without the knowledge or consent of Rigby or his Beneficiary or any other person, it being expressly agreed that neither Rigby nor his Beneficiary nor any other person shall have any right, title or interest whatsoever in or to any such contract.

6. Unfunded and Unsecured Promise to Pay. The promise to pay the Deferred Compensation hereunder is an unsecured unfunded promise to pay and Rigby, his successors, beneficiaries and assigns shall rely solely on the unsecured and unfunded promise of the Bank to pay as set forth herein. Nothing in this Amended Agreement shall be construed to give Rigby, his successors, beneficiaries or assigns, any right, title, interest or claim in or to any specific asset, fund, reserve, account, insurance contract or proceeds or property of any kind whatsoever owned by the Bank or in which it may have any right, title or interest now or in the future. Rigby shall have the right to enforce his claim against the Bank in the same manner as any unsecured creditor.

7. Amendment. This Amended Agreement may be amended at any time or from time to time by written agreement of the Bank and Rigby.

8. Prohibition of Assignment. Neither the Deferred Compensation nor the Installment Payments may be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of or encumbered by Rigby, his successors, beneficiaries or assigns, and no attempt to transfer the right to receive the Deferred Compensation or Installment Payments, whether voluntary or involuntary, by operation of law or otherwise, shall vest the transferee with any interest or right in or with respect to the Deferred Compensation or Installment Payments. All Installment Payments shall be paid to Rigby or to Rigby's estate or Beneficiary(ies) in the event of the Rigby's death.

9. Binding Effect. This Amended Agreement shall be binding upon the parties hereto, their heirs, executors, administrators, successors, beneficiaries and assigns. The Bank agrees it will not be a party to any merger, consolidation or reorganization, unless and until its obligations hereunder shall be expressly assumed by its successor or assigns.

10. Attorney Fees. In the event that any party hereto commences an action to enforce any of the provisions of this Agreement, the prevailing party (as is determined by a judgment in favor of one party or the other) shall be entitled to recover from the other, as additional costs, its reasonable attorneys' fees and costs incurred in connection with such action.

11. Section Headings. The section headings of this Amended Agreement are inserted for convenience of reference only and shall not be deemed to be a part thereof or used in the construction or interpretation thereof.

12. Severability. Whenever possible, each provision of this Amended Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Amended Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without violating the remainder of this Amended Agreement.

13. Governing Law. To the extent not otherwise governed by the Internal Revenue Code or laws of the United States of America, the validity, meaning and effect of this Amended Agreement shall be determined in accordance with the laws of the State of Idaho.

14. Final Agreement. This Amended Agreement constitutes the final agreement of the parties concerning the matters referred to herein and supersedes all prior agreements and understandings relating to the same. This Amended Agreement has no effect upon (a) that certain Amended and Restated CEO Emeritus and Deferred Compensation Agreement entered on even date herewith by and between Rigby and the Bank of Idaho or (b) that certain Reissued Non-Qualified Stock Option Certificate by and between the Holding Company and Rigby.

15. Tax Withholding. If required by Internal Revenue Service laws or regulations or state or local law at the time of payment of an Installment Payment, the Bank shall have the right to deduct from any payments to, or require Rigby to pay to the Bank, in cash any federal, state or local taxes as it deems to be required by law to be withheld with respect to the payment of an Installment Payment pursuant to this Amended Agreement. At the request of Rigby, or as required by law, such sums as may be required for the payment of any estimated or accrued income tax liability may be withheld and paid over to the governmental entity entitled to receive the same.

[*signature page follows*]

BANK OF IDAHO HOLDING COMPANY
AND
BANK OF IDAHO
AMENDED AND RESTATED
SENIOR OFFICER RETIREMENT AGREEMENT
Dated December 31, 2008

SIGNATURE PAGE

IN WITNESS WHEREOF, this Amended Agreement is entered into this 31st day of December, 2008.

BANK OF IDAHO HOLDING COMPANY

By: [signature]

Name: Fred T Thompson Jr

Position: Vice President

WILLIAM F. RIGBY

[signature]

BANK OF IDAHO

By: [signature]

Name: Park Price

Position: President

Form 1-A Item 2(6)e

BANK OF IDAHO HOLDING COMPANY
AND
BANK OF IDAHO
AMENDED AND RESTATED
SENIOR OFFICER RETIREMENT AGREEMENT
Dated December 31, 2008

SIGNATURE PAGE

IN WITNESS WHEREOF, this Amended Agreement is entered into this 31st day of December, 2008.

BANK OF IDAHO HOLDING COMPANY	**WILLIAM F. RIGBY**
By:______________________	______________________
Name:____________________	
Position:__________________	

BANK OF IDAHO

By:______________________

Name: Park Price

Position: President

CONSENT OF INDEPENDENT AUDITOR

Bank of Idaho Holding Co. and Subsidiary
Idaho Falls, Idaho

We hereby consent to the inclusion in the Bank of Idaho Holding Co.'s Regulation A Offering Statement of our reports dated February 23, 2010, relating to the consolidated financial statements, which appear in the Prospectus contained in this Form 1-A.

Eide Bailly LLP

Boise, Idaho
August 4, 2010

LAW OFFICES OF

RACINE OLSON NYE BUDGE & BAILEY
CHARTERED

477 SHOUP AVENUE
SUITE 203
IDAHO FALLS, IDAHO 83402

TELEPHONE (208) 528-6101
FACSIMILE (208) 528-6109

WWW.RACINELAW.NET

SENDER'S E-MAIL ADDRESS: ELO@RACINELAW.NET

POCATELLO OFFICE

201 EAST CENTER STREET
P.O. BOX 1391
POCATELLO, IDAHO 83204
TELEPHONE: (208) 232-6101
FACSIMILE: (208) 232-6109

BOISE OFFICE

101 SOUTH CAPITOL
BOULEVARD, SUITE 208
BOISE, ID 83702
TELEPHONE: (208) 395-0011
FACSIMILE: (208) 433-0167

ALL OFFICES TOLL FREE
(877) 232-6101

LOUIS F. RACINE (1917-2005)
WILLIAM D. OLSON, OF COUNSEL

June 15, 2010

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: Bank of Idaho Holding Co./Regulation A Offering Statement

Ladies and Gentlemen:

We have acted as legal counsel to the Bank of Idaho Holding Co., an Idaho corporation ("Company"), in connection with the proposed offering of 162,162 shares of the Company's no par value Common Stock ("Offered Shares"). The Offered Shares are more particularly described in the Company's Regulation A Offering Statement ("Offering Statement") filed by the Company with the Securities and Exchange Commission ("SEC") in June of 2010 under the Securities Act of 1933, as amended.

We have examined the corporate records of the Company, including the Restated Articles of Incorporation and subsequent amendments, the Amended Bylaws, and the applicable Directors' and Shareholders' meeting minutes. We have also examined and participated in the preparation of the Offering Statement. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and conformity with the originals of all documents submitted to us as copies thereof. In addition, we have made such other examinations of law and fact, as we have deemed relevant in order to form a basis for the opinions hereinafter expressed.

On the basis of such examination, we are of the opinion that:

1. The Company is a corporation duly authorized and validly existing and in good standing under the laws of the State of Idaho, with the corporate power to conduct its business as described in the Offering Statement.

2. The Company has an authorized capitalization of 3,000,000 shares of Common Stock, no par value.

3. The shares of Common Stock currently issued and outstanding are duly and validly issued as fully paid and non-assessable, pursuant to the corporate law of the State of Idaho.

4. We are of the opinion that all of the Offered Shares, once issued and the consideration therefore is received, will be validly issued, fully paid and non-assessable pursuant to the corporate law of the State of Idaho.

All opinions rendered herein are as of the date hereof and are based upon the circumstances that exist at the present time, including, without limitation, statutes, cases, regulations, facts and circumstances as they currently exist, all of which are subject to change. We assume no obligation to update or supplement the opinions given herein to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws or interpretations thereof, which may hereafter occur.

We consent to the filing of this opinion as an Exhibit to the Offering Statement, as may be amended, and with any state agencies for exemption, coordination, qualification or registration for sale.

Very truly yours,

RACINE, OLSON, NYE, BUDGE &
BAILEY, CHARTERED

By: [signature]
ERIC L. OLSEN

c: Bank of Idaho Holding Co.

LAW OFFICES OF

RACINE OLSON NYE BUDGE & BAILEY
CHARTERED

201 EAST CENTER STREET
P.O. BOX 1391
POCATELLO, IDAHO 83204

TELEPHONE: (208) 232-6101
FACSIMILE: (208) 232-6109

WWW.RACINELAW.NET

SENDER'S E-MAIL ADDRESS: ELO@RACINELAW.NET

IDAHO FALLS OFFICE

477 SHOUP AVENUE
SUITE 203
IDAHO FALLS, IDAHO 83402
TELEPHONE (208) 528-6101
FACSIMILE (208) 528-6109

BOISE OFFICE

101 SOUTH CAPITOL
BOULEVARD, SUITE 208
BOISE, ID 83702
TELEPHONE: (208) 395-0011
FACSIMILE: (208) 433-0167

ALL OFFICES TOLL FREE
(877) 232-6101

LOUIS F. RACINE (1917-2005)
WILLIAM D. OLSON, OF COUNSEL

August 5, 2010

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: Bank of Idaho Holding Co./Regulation A Offering Statement

Ladies and Gentlemen:

We have acted as legal counsel to the Bank of Idaho Holding Co., an Idaho corporation ("Company"), in connection with the proposed offering of 162,162 shares of the Company's no par value Common Stock ("Offered Shares"). The Offered Shares are more particularly described in the Company's Regulation A Offering Statement ("Offering Statement") filed by the Company with the Securities and Exchange Commission ("SEC") in June of 2010 under the Securities Act of 1933, as amended. This opinion is being delivered to you in connection with the Offering Statement.

We have examined the corporate records of the Company. We have also examined and participated in the preparation of the Offering Statement. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and conformity with the originals of all documents submitted to us as copies thereof and the accuracy of all documents submitted to us. We have assumed that all representations contained in the Offering Statement and corporate records of the Company are accurate and complete in all material respects. We have not attempted to verify independently any representations or records provided to us but, in the course of our representation, nothing has come to our attention that would cause us to question the accuracy thereof. In addition, we have made such other examinations of law and fact as we have deemed relevant in order to form a basis for the opinions hereinafter expressed.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code (IRC), Treasury Regulations promulgated thereunder (Regulations), and current published administrative positions. New developments or amendments to the IRC, Regulations, or administrative positions or legislative changes or changes in Company activities occurring after the date of this letter may have an adverse impact upon the opinions expressed herein. Nevertheless, we undertake no responsibility to advise you of any developments after the date of this letter.

Our opinion represents our best judgment of how a court would decide if presented with the issues addressed herein and is not binding upon either the Internal Revenue Service (IRS) or any court. Thus, no assurances can be given that a position taken in reliance on our opinion will not be challenged by the IRS or rejected by a court.

This opinion addresses only the specific United States federal income tax consequences to existing and potential shareholders as described in the Offering Statement. This opinion relates only to tax consequences to such shareholders in general. We provide no opinion as to the specific tax consequences to any particular shareholder.

On the basis of such examination, we are of the opinion that:

1. The Company is an S corporation for federal tax purposes.

2. The Company will be subject to built-in gain tax on certain assets if sold within the 10-year period following its conversion from C corporation status to S corporation status.

3. The Company's liability for built-in gain tax upon altering its method of accounting for loan losses from the reserve method to the specific charge-off method tax was satisfied by the Company in its first two years as an S corporation and no further built-in gain tax will apply with respect to the change of accounting methods for loan losses.

4. The Company is not subject to the corporate-level taxation on net passive investment income.

5. Separately and nonseparately-stated items of income, loss, and deduction will pass through to the shareholders based on their respective ownership interests in the Company.

6. Each shareholder is required to include the shareholder's pro rata share of the Company's income in calculating the shareholder's estimated and annual tax payments. A shareholder may have a resulting tax liability without receiving a distribution from the Company to cover the payment of such tax.

7. A shareholder's ability to offset income with S corporation losses will be limited by such shareholder's basis in his or her Company stock and may be limited by the at risk and passive activity loss rules.

8. Distributions to shareholders will generally be tax free to the extent of the shareholder's basis in Company stock. However, a portion may be taxed as ordinary dividends and/or capital gains.

9. Shareholders may be allocated alternative minimum tax preference items on the Schedule K-1 provided to them by the Company.

All opinions rendered herein are as of the date hereof and are based upon the circumstances that exist at the present time, including, without limitation, statutes, cases, regulations, facts and circumstances as they currently exist, all of which are subject to change. We assume no obligation to update or supplement the opinions given herein to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws or interpretations thereof, which may hereafter occur.

The opinions in this letter are limited to the matters set forth herein. No opinion may be inferred or implied beyond the matters expressly stated in this letter. The opinions in this letter must be read in conjunction with the assumption, limitations, exceptions and qualifications set forth in this letter. We provide no opinion as to the specific tax consequences to any particular shareholder. The opinion letter is provided solely for the use of the Securities and Exchange Commission, which is the only person or entity entitled to rely upon or assert any legal rights based upon the opinions in this letter.

We consent to the filing of this opinion as an Exhibit to the Offering Statement, as may be amended

Very truly yours,

RACINE, OLSON, NYE, BUDGE &
BAILEY, CHARTERED

By: ______________________
ERIC L. OLSEN

c: Bank of Idaho Holding Co.

SIGNATURES

The Bank of Idaho Holding Co. has duly cause this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Idaho Falls, State of Idaho, on August 31, 2010.

BANK OF IDAHO HOLDING CO.

BY: ______________________
PARK PRICE, PRESIDENT

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
PARK PRICE, PRESIDENT (CEO)/ DIRECTOR
DATE: 8/31/2010

____
JEFF MANSER, TREASURER (CFO)
DATE: 8/31/2010

____
EMMA L. ATCHLEY, DIRECTOR
DATE: 08/31/10

____
STEVEN E. CARR, DIRECTOR
DATE: 8/31/10

____
KENLON JOHNSON, DIRECTOR
DATE: 08/31/10

____
RALPH M. HARTWELL, DIRECTOR
DATE: 8/31/10

____
HAROLD L. LATIN, DIRECTOR
DATE: 08/31/10

____
JOHN RIGBY, DIRECTOR
DATE: 8/31/10